Form 20-F
period 2024-12-31
ZOOZ Power Ltd.
filed 2025-03-07
CIK 1992818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Erez Zimerman, Telephone: (972) (8) 6805566, Facsimile: (972) (8) 6425032, E-mail: erez@zoozpower.com

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

12,105,496 ordinary shares, par value NIS 0.00286 per share as of December 31, 2024.

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

INTRODUCTION

Definitions

In this Annual Report, unless the context otherwise requires:

●	references to “ZOOZ Power,” “ZOOZ”, the “Company,” “us,” “we”, “our” and the “Registrant” refer to ZOOZ Power Ltd., an Israeli company, and its subsidiary (unless otherwise indicated);

●	references to “ZOOZ ordinary shares,” “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.00286 nominal (par) value per share;

●	references to “public warrants” refer to the warrants to acquire our shares, listed on the Nasdaq under the symbol “ZOOZW”;

●	references to “dollars,” “U.S. Dollars”, “USD” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999;

●	references to the “Securities Law” are to the Israeli Securities Law, 5728-1968;

●	references to the “SEC” are to the United States Securities and Exchange Commission; and

●	references to the “Nasdaq Rules” are to rules of the Nasdaq Capital Market.

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

Share and share-based information is presented in this Annual Report after taking into account the Recapitalization, which was performed as part of the business combination between Keyarch Acquisition Corporation (“Keyarch” or the “SPAC”) and ZOOZ Power Cayman, a Cayman Islands exempted company a direct wholly owned subsidiary of ZOOZ (the “Merger Sub”) (the “Business Combination”). For additional details regarding the Business Combination and the Recapitalization, please see “Item 4.B. – Business Overview – Additional Agreements.”

CERTAIN INFORMATION

Industry and Market Data

In this Annual Report, we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Operating and Financial Review and Prospects,” “Business” and other sections of this Annual Report.

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully under the caption “Item 3. Key Information - D. Risk Factors” section of this Annual Report. These risks include, but are not limited to, the following:

●	We are an early-stage company with a history of losses. Our ability to continue as a going concern will depend on our ability to generate sufficient revenue and/or depend on our ability to raise capital that will allow us to continue operating until we generates sufficient revenue.

●	We have identified material weaknesses in our internal control over financial reporting and if we are unable to remediate these material weaknesses or identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may impair our ability to produce accurate financial statements or comply with applicable laws and regulations.

●	Our management has determined that substantial doubt exists about the continued existence of ZOOZ as a “going concern.” The report of ZOOZ’s independent registered public accounting firm includes a going concern qualification.

●	Market education regarding the concept and value of power boosters is still in process and may not materialize as anticipated by us, or at all.

●	Our market penetration is partially related to government and other public incentive plans supporting charging infrastructure, which are in turn subject to political, economic, and environmental factors which are beyond our control; changes or reductions on those may impact infrastructure development and demand for our charging solutions.

●	Failure to expand our geographic footprint and to build scalable and robust processes could harm our prospects for growth and profitability, and we may never successfully do so or achieve or sustain profitability.

●	We currently face competition from a number of companies and expect to face significant competition in the future as the market for electric vehicles (“EVs” or “electric vehicles”) high power charging infrastructure further develops.

●	We rely on a limited number of suppliers and manufacturers for our products, some of which provide us with custom-designed components and sub-systems. A loss of any of these key suppliers and manufacturers could negatively affect our business.

●	Increases in costs, disruption of supply, or shortage of materials, have harmed and could harm our business again in the future.

●	We have a limited operating history in the rapidly evolving EV market.

●	Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future.

●	The EV charging infrastructure market is at an early stage, which requires additional development and market acceptance.

●	If we are unable to attract, retain, and motivate key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed and could diminish anticipated benefits.

●	Expanding our operations internationally is likely to expose us to additional tax, compliance, market and other risks.

●	We may be adversely affected by inflationary or market fluctuations, including impact of tariffs, in the cost of products consumed in providing our services.

●	The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs, EV charging stations and flywheel-based boosting systems. The reduction, modification, or elimination of such benefits, or any delay in payment could cause reduced demand for our products or delay their purchase or production, which would adversely affect our financial results.

●	Changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services.

●	Our information technology systems, or those of the third parties with whom we work, may fail or suffer security breaches, which could result in a material disruption to our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

●	Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our products.

●	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

●	Conditions in Israel and in the Middle East may adversely affect our operations.

●	If U.S. securities or industry analysts do not publish or cease publishing research or reports about ZOOZ, its business, or its market, or if they change their recommendations regarding the ZOOZ ordinary shares adversely, then the price and trading volume of the ZOOZ ordinary shares on the Nasdaq could decline.

●	The future exercise of registration rights and sale by our shareholders of their ZOOZ ordinary shares may adversely affect the market price of ZOOZ ordinary shares on the Nasdaq.

Risks Related to ZOOZ’s Business and Industry

ZOOZ is an early-stage company with a history of losses. ZOOZ’s ability to continue as a going concern will depend on its ability to generate sufficient revenue and/or depend on ZOOZ’s ability to raise capital that will allow it to continue operating until it generates sufficient revenue.

ZOOZ incurred a net loss of $11.7 million and $10.9 million for the year ended December 31, 2023, and for the year ended December 31, 2024, respectively.

ZOOZ had an accumulated deficit of approximately $47.2 million and $58.2 million as of December 31, 2023, and December 31, 2024, respectively. ZOOZ believes it will continue to incur operating and comprehensive losses for the near-term. ZOOZ does not expect that it will improve its cash flow generation and operating results significantly through 2025 and 2026 as ZOOZ is in the early stage of market penetration and product introduction. ZOOZ’s ability to continue as a going concern will depend on its ability to generate sufficient revenue and/or its ability to raise capital. In this respect, ZOOZ is looking to secure financing from various sources, such as additional investment funding (which may or may not include advances under the Standby Equity Purchase Agreement between ZOOZ and YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), dated November 11, 2024 (the “SEPA”)).

ZOOZ’s potential profitability from the revenue stream that is anticipated to be generated from its product ZOOZTER™-100 is particularly dependent upon customers’ awareness of product value, its proven readiness reliability and business justification, ZOOZ’s ability to build substantial backlog of orders which will allow cost reduction over increased volume of production, and ZOOZ’s ability to reduce product manufacturing costs on a timely basis, which may not occur.

The report of ZOOZ’s independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about ZOOZ’s ability to continue as a going concern.

ZOOZ’s management has determined, and the report of ZOOZ’s independent registered public accounting firm with respect to ZOOZ’s audited consolidated financial statements as of December 31, 2024 indicates, that there is substantial doubt about ZOOZ’s ability to continue as a going concern. The report states that, ZOOZ has accumulated net losses in the amount of approximately $58.2 million as well as a negative cash flow from operating activities in the amount of approximately $9.9 million, for a period of 12 months that ended on that date. These factors raise substantial doubt about the continued existence of ZOOZ as a “going concern.” Based on the plans of ZOOZ’s management, ZOOZ’s cash balance as of December 31, 2024 and as of the date of issuance of the consolidated financial statements as of December 31, 2024, may be insufficient to continue ZOOZ’s operations for more than at least 12 months following the date of approval of the consolidated financial statements as of December 31, 2024. According to the report of ZOOZ’s independent registered public accounting firm with respect to ZOOZ’s consolidated financial statements for the year ended December 31, 2024, the dependency on these planned objectives raises substantial doubt of ZOOZ’s ability to continue as a going concern and that ZOOZ may be unable to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements did not include any adjustments regarding the values of the assets and liabilities and their classification that might be needed if ZOOZ could not continue to operate as a “going concern.”.

ZOOZ has identified material weaknesses in its internal control over financial reporting. If ZOOZ is unable to remediate these material weaknesses, or if ZOOZ identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may impair ZOOZ’s ability to produce accurate financial statements or comply with applicable laws and regulations.

In connection with the preparation and audit of ZOOZ’s audited consolidated financial statements for the years ended December 31, 2024 and 2023, material weaknesses were identified in ZOOZ’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of ZOOZ’s audited consolidated annual financial statements will not be prevented or detected on a timely basis.

The material weaknesses referenced above (as well as our remediation plans with respect thereto) are described in more detail in “Item 15. Controls and Procedures”.

In order to improve the effectiveness of ZOOZ’s internal control over financial reporting, ZOOZ has expended, and anticipate that it will continue to expend, resources, including accounting-related costs and significant management oversight.

The remediation measures have not been fully implemented and we concluded that the material weaknesses in our internal control over financial reporting had not been remediated as of December 31, 2024. Further, ZOOZ cannot assure you the measures it is taking to remediate the material weaknesses will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause ZOOZ to fail to meet its reporting obligations as a public company listed for trading on the Nasdaq.

ZOOZ’s independent registered public accounting firm is not required to attest to the effectiveness of its internal control over financial reporting until after ZOOZ is no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). At such time, ZOOZ’s independent registered public accounting firm may issue a report that is adverse in the event ZOOZ’s internal controls over financial reporting do not operate effectively. As part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), our management has concluded that our internal control over financial reporting is not effective due to our failure to cure our material weaknesses. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that ZOOZ will eventually be required to include in its periodic reports that are filed with the SEC. If ZOOZ is unable to remediate its existing material weaknesses or identifies additional material weaknesses and is unable to comply with the requirements of Section 404 in a timely manner or assert that its internal control over financial reporting is effective, or if the ZOOZ’s independent registered public accounting firm is unable to express an opinion as to the effectiveness of ZOOZ’s internal control over financial reporting once it is no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of the audited consolidated financial reports and the market price of the ZOOZ ordinary shares could be negatively affected, and it could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

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

ZOOZ’s ability to achieve significant revenue growth and profitability in the future will depend, in large part, on ZOOZ’s success in expanding its product portfolio and business both within its existing markets and to additional markets and geographies and building scalable and robust processes to manage its business and operations. As of December 31, 2024, ZOOZ has gained limited experience in a small number of territories, which mainly include Israel, Germany, the U.K. and the U.S. As of the date of this Annual Report, ZOOZ has several deployments in Israel, Germany, the U.K. and the U.S. If prospective customers and business partners in such existing and new markets and geographies do not perceive ZOOZ’s product offerings to be of value to them, or the ZOOZ products are not favorably received by them in such markets, ZOOZ may not be able to attract and retain such customer or business partners and will not be successful in expanding its business and operations in its existing markets and to new markets and geographies.

ZOOZ’s supply chain is in the early stage of development, and ZOOZ has commenced the process of outsourcing the manufacturing of the ZOOZTER™-100. Failure in this process will not allow ZOOZ to scale-up its manufacturing capacity, which in turn could have an adverse effect on ZOOZ’s ability to meet market demand.

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

ZOOZ has initiated steps to commence operating in the Asia Pacific region, mainly in China, which subjects it to additional material risks.

In 2024, ZOOZ has initiated steps designed to assist it in commencing limited operations in the Asia Pacific region, mainly in China, and expects to continue with these operational efforts in the future. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China encountered a number of continuous disputes, as have North and South Korea, and Japan has experienced significant economic instability for a number of years. Additionally, the Asia Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental policies, controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm our operations or planned operations in this region. These general risks are heightened in China, where the nature of the economy, local legislation, governmental policies and regulatory environment are rapidly evolving and where foreign companies may face the negative effects of changed governmental policies, regulatory, business and cultural obstacles. Additionally, recent policies adopted by China with respect to trade may present obstacles, such as regulatory restraints or significant increases in tariffs on goods imported into these markets. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources and local preference of emerging local competitors. Our current and planned operations in China are subject to the risks associated with doing business in China, including: trade protection measures, and import and export licensing and control requirements; potentially negative consequences from changes in tax laws; difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China; historically, lower protection of intellectual property rights; changes and volatility in currency exchange rates; and unexpected or unfavorable changes in regulatory requirements.

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

The EV charging market is relatively new and competition is still developing. There are numerous factors that may affect the competition in the market of power boosters for EV charging, which include product costs, footprint and electrical energy capacity. In the market of power boosters for EV charging, ZOOZ primarily competes with providers of battery-based power boosters, energy storage systems such as BESS (Battery Energy Storage Systems) and others such as hydrogen-based energy storage and supercapacitors-based energy storage. ZOOZ expects competition by other equipment providers who will offer flywheel-based power boosters, once such products reach maturity and are available to the public.

In addition, ZOOZ’s current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than ZOOZ to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

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

In addition, based on a recent study1 (the “Study”), technology advances that have allowed EV battery manufacturers and suppliers to increase energy density, combined with a drop in green metal prices, are expected to push EV battery prices lower than previously expected, which could increase ZOOZ’s competition with such EV battery manufacturers and suppliers and have an adverse effect on the market demand for ZOOZ’s solutions.

Changes to corporate average fuel economy standards may negatively impact the EV market, which would adversely affect our business.

As regulatory initiatives have required an increase in the consumption of renewable transportation fuels, such as ethanol and biodiesel, consumer acceptance of electric and other alternative vehicles is increasing. To meet higher fuel efficiency and greenhouse gas emission standards for passenger vehicles, automobile manufacturers are increasingly using technologies, such as turbocharging, direct injection and higher compression ratios, which require high octane gasoline. If fuel efficiency of vehicles continues to rise, and affordability of vehicles using renewable transportation fuels increases, the demand for electric and high energy vehicles could diminish. If consumers no longer purchase EVs, it would materially and adversely affect our business, operating results, financial condition and prospects.

1 https://www.goldmansachs.com/insights/articles/electric-vehicle-battery-prices-are-expected-to-fall-almost-50-percent-by-2025

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

ZOOZ’s business is subject to risks associated with natural disasters, including earthquakes, hurricanes, wildfires and other severe weather events, which could be impacted by the effects of climate change. An earthquake, a wildfire, a major hurricane or other types of disasters or resource shortages, including public safety power shut-offs that may occur, could disrupt and harm ZOOZ’s operations and those of ZOOZ’s customers.

The occurrence of a natural disaster such as an earthquake, hurricane, drought, flood, fire, localized extended outages of critical utilities or transportation systems, or any critical resource shortages could cause a significant interruption in ZOOZ’s business, damage or destroy ZOOZ’s facilities or inventory, have an adverse effect on ZOOZ’s supply chain and cause ZOOZ to incur significant costs, any of which could harm ZOOZ’s business, financial condition and results of operations. Climate change may also result in various physical risks, such as the increased frequency or intensity of extreme weather events or changes in meteorological and hydrological patterns that could adversely impact ZOOZ’s business. Such physical risks may result in damage to ZOOZ’s products or facilities or otherwise adversely impact operations. The insurance ZOOZ maintains against fires, earthquakes, hurricanes and other disasters and damage may not be adequate to cover losses in any particular case.

In addition, rolling public safety power shut offs in areas which have suffered, or may suffer, natural disasters, can affect throughput and/or user acceptance of EVs, as charging may be unavailable at the desired times, or at all during these events. These shut offs could also affect the ability of fleet operators to charge their EVs. Additionally, extended patterns of extreme cold weather have caused and may in the future cause, owners of EVs to experience reduced charging speeds and driving ranges. If any of these events occur and/or persist, the demand for EVs could decline, which would result in reduced demand for charging.

ZOOZ’s products are often located in areas that are publicly accessible and may be exposed to vandalism or misuse by customers or other individuals, which would increase ZOOZ’s replacement and maintenance costs.

ZOOZ’s products may be exposed to vandalism or misuse by customers and other individuals, increasing wear and tear of such products. Such damage could shorten the usable lifespan of ZOOZ’s products and require ZOOZ to increase its spending on replacement, maintenance and insurance costs and could result in site hosts reconsidering the value of hosting ZOOZ’s products at their sites. In addition, the cost of any such damage may not be covered by ZOOZ’s insurance in full or at all and, in the event of repeated damage to ZOOZ’s products, ZOOZ’s insurance premiums and deductibles could increase and it could be subject to additional insurance costs or may not be able to obtain insurance at all, any of which could have an adverse effect on its business.

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

ZOOZ has experienced and may in the future experience increases in the cost or a sustained interruption in the supply or shortage of materials necessary for the production of its products. Any such increase in cost, supply interruption, or materials shortage in the future could again adversely impact ZOOZ’s business, prospects, financial condition and operating results. ZOOZ’s suppliers use various materials. The prices and supply of these materials may fluctuate, depending on market conditions and global demand for these materials.

ZOOZ is still in the process of product cost reduction. If ZOOZ is not able to reach its cost reduction targets during the next couple of years, this may prejudice ZOOZ’s profitability and market penetration.

Substantial increases in the prices for ZOOZ’s materials could reduce its margins if ZOOZ cannot recoup the increased costs through increased sale prices on its products. Furthermore, fluctuations in fuel costs, or other economic conditions, may cause ZOOZ to experience significant increases in freight charges and material costs. Moreover, any attempts to increase prices in response to increased material costs could increase the difficulty of selling at attractive prices to customers and lead to the loss of opportunities and/or cancellation of customer orders. If ZOOZ is unable to effectively manage its supply chain and respond to disruptions to its supply chain in a cost-efficient manner, ZOOZ may fail to achieve the financial results it expects or that financial analysts and investors expect, and ZOOZ’s business, prospects, financial condition, and operating results may be adversely affected.

In addition, ZOOZ’s supply chain, and especially materials and components which are sourced in Asia Pacific (China, India and others), is subject to delays and increased cost due to the geo-political situation and the conflict with the Houthis regime in Yemen, which has attempted, and may attempt in the future, to prevent sea transportation of goods to Israel through the red sea. Moreover, materials and components which are sourced in Asia Pacific, and mainly in China, could be adversely affected by events such as natural disasters in such region, including earthquakes, drought and typhoons, escalations of tensions between the People’s Republic of China and Taiwan, political unrest, trade restrictions or war.

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

If ZOOZ fails to offer high-quality support to the site operators in which its products are installed or drivers or fails to maintain high availability of its products and strong user experience, ZOOZ’s business and reputation will suffer.

Once ZOOZ’s products are installed, the site operators in which its products are installed and drivers rely on ZOOZ to provide maintenance services to resolve any issues that might arise in the future. Rapid and high-quality customer and equipment support is important so drivers can receive reliable charging for their EVs. The importance of high-quality customer and equipment support will increase as ZOOZ seeks to expand its business and pursue new customers and geographies. If ZOOZ does not quickly resolve issues and provide effective support, ZOOZ’s ability to retain customers or sell additional products and services to existing customers could suffer, and ZOOZ’s brand and reputation could be harmed. ZOOZ has limited experience with its equipment. While ZOOZ conducts extensive testing on all new equipment prior to installation, its assumptions regarding the durability and reliability of its products could prove to be materially different from the actual performance of such products, causing ZOOZ to incur substantial expense to repair or replace defective equipment in the future. Any widespread or persistent equipment failures could damage ZOOZ’s market reputation, cause its sales and revenue to decline, require ZOOZ to repair or replace the defective equipment, and increase ZOOZ’s maintenance costs, any of which could have a material adverse effect on ZOOZ’s business and results of operations.

The EV charging infrastructure market is at an early stage, which requires additional development and market acceptance.

The EV charging infrastructure market is at an early stage, which causes lack of evidence / history that market trends will progress as expected. As a result, the market is still in a learning phase, which results in a small number of players and customers to adequately comprehend the problem that ZOOZ is intending to solve (and ZOOZ cannot guarantee that it will be comprehended as ZOOZ anticipates in the future). In addition, in light of the early stage at which ZOOZ’s market is positioned, ZOOZ believes that the market players (potential customers and partners) are not yet able to evaluate the technological solutions available (ZOOZ’s and those of its competitors) and make a knowledgeable decision.

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

Currently, ZOOZ has operations in Israel, the E.U., the U.K. and the U.S. In addition, ZOOZ is continuing to invest resources in order to increase its presence in its target markets and penetrate into additional territories. Managing this expansion requires additional resources and controls, and could subject ZOOZ to risks associated with international operations, including:

●	difficulties in establishing, staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, legal and compliance costs associated with international operations;

●	Products’ deliveries and installation challenges, including those associated with local licensing and permitting requirements;

●	compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment and tax laws and regulations;

●	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act (“FCPA”);

●	conforming products to various international regulatory and safety requirements;

●	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

●	restrictions on repatriation of earnings; and

●	local or regional economic and political conditions.

In addition, any continued expansion is likely to involve the incurrence of significant upfront capital expenditures. Furthermore, such efforts to expand to new territories, which require significant resource allocation, may divert management’s attention away from the penetration efforts into territories where ZOOZ is already active and jeopardize the success of ZOOZ in those territories. As a result of these risks, ZOOZ’s current expansion efforts and any potential future international expansion efforts may not be successful.

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

State and local governments provide rebates, tax credits, and other financial incentives to end users, purchasers and in some cases to manufacturers of EVs, charging stations, and/or energy storage systems. The EV market relies on governmental rebates, tax credits, tax incentives and subsidies and other financial incentives to significantly reduce the effective price to customers and/or create incentives to manufacturers. Incentives may, however, expire on a certain date, run out when funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. In addition, there may be delays in the payment of rebates, or in the recognition of tax credits, which could affect the timing of purchases by customers and also result in a delay or reduction in the production cycle. In addition, some of those incentives are conditioned with manufacturing of related equipment locally and as long as ZOOZ is not manufacturing locally its products, it may not be eligible to such financial incentives. The Trump Administration and Congress have proposed to eliminate or restrict some EV incentives, though further action will be required to effect any changes to current law. All of these events could result in an adverse effect on ZOOZ’s financial results.

Changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels may negatively impact the EV market and thus the demand for ZOOZ’s products and services.

As regulatory initiatives have required an increase in the mileage capabilities of cars, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of EVs and other alternative vehicles has been increasing. If fuel efficiency of non-electric vehicles continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, or other factors (such as battery prices) will increase the cost and/or reduce the attractiveness of EVs, the demand for EVs could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. This may impose additional obstacles to the purchase of EVs or the development of a more ubiquitous EV market.

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

Delays in deployment of fast charging infrastructure may limit the need and urgency for ZOOZ’s products.

ZOOZ’s success is closely tied to the widespread adoption of EVs and the development of a robust fast charging infrastructure. The timely deployment of fast charging infrastructure is crucial to meet the increasing demand for EVs and to encourage consumers to transition to electric transportation. However, various factors, including but not limited to regulatory hurdles, permitting delays, budget constraints, and other unforeseen obstacles, could potentially cause significant delays in the construction and expansion of public ultra-fast charging infrastructure. These delays could be influenced by governmental policies, local community resistance, or technical challenges that arise during the planning, implementation and deployment phases. In addition, these delays can be related to the learning phase for ZOOZ’s customers, to better understand the challenges to adopt electrical vehicles, to deploy fast charging infrastructure, to evaluate various technological solutions, etc. All these factors may delay potential customers and partners in their evaluation of ZOOZ’s solutions and may delay or cancel their decision to choose ZOOZ’s products.

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

As the adoption of EVs is likely to continue to rise, the anticipated increased demand for charging infrastructure is likely to put additional strain on existing electrical grids. To accommodate the anticipated growing number of EVs, utilities and governments may impose stringent regulations that require grid upgrades. In addition, they may impose demand charge tariffs on charging station operators. Fast charging stations require significant electrical power. As a result, governments may mandate utilities / DSO to accelerate upgrades to the electrical grid infrastructure to support these high-power charging stations. In addition, such costly upgrades may be financed by taxpayers and cause objections to building such ultra-fast charging infrastructure. Delays or challenges in obtaining the necessary permits or completing grid upgrades could disrupt ZOOZ’s products’ deployment. This could lead to revenue loss and market share reduction. Furthermore, the grid update that is required for ZOOZ’s market strategy implementation is expensive and the update process may be lengthy.

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

Market education regarding the concept and value of power boosters is still in process and may not materialize as anticipated by ZOOZ, or at all.

The success of ZOOZ’s products depend on widespread market awareness and education regarding the concept and value they bring to EV charging and in particular the challenges and value related to fast charging infrastructure. The concept of power boosters, that is based on flywheel technology and their benefits may still be relatively new to potential customers, industry stakeholders, and the general public. As a result, there might be limited understanding and awareness of the value proposition its solutions offer. This could hinder adoption rates and slow down ZOOZ’s products’ market penetration. Failure to adequately convey the benefits of ZOOZ’s products could lead to misperceptions or skepticism about the technology. This could impact ZOOZ’s ability to attract customers and generate demand.

ZOOZ’s market penetration is partially related to government and other public incentive plans supporting charging infrastructure, which are in turn subject to political, economic, and environmental factors which are beyond our control; changes or reductions on those may impact infrastructure development and demand for ZOOZ’s charging solutions.

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

ZOOZ may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with ZOOZ’s potential suppliers and strategic partners and its potential customers base, intellectual property claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, ZOOZ could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy or disability claims. In such matters, government agencies or private parties may seek to recover from ZOOZ very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit ZOOZ’s operations in some way. Furthermore, due to the complex nature of some of ZOOZ’s contracts, in particular regarding projects for creation of systems and software solutions, there is legal exposure from customers bringing legal action against ZOOZ. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. ZOOZ is acting and shall act to reduce these risk factors, including by obtaining general liability and professional liability insurance, and by strict management of its projects. However, no assurances can be given that any proceedings and claims will not have a material adverse impact on ZOOZ’s operating results and financial position or that its established reserves or its available insurance will mitigate this impact.

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

ZOOZ may not be able to obtain additional financing for its growth or to fund its future capital expenditures, which could negatively impact ZOOZ’s results of operations and financial condition.

In order to fund future growth of its operations, increased working capital levels or capital expenditures, ZOOZ will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities, in addition to any capital it may receive pursuant to the SEPA, if any. ZOOZ’s ability to obtain additional financing or to access the capital markets for any future offerings may be limited by ZOOZ’s financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond ZOOZ’s control or influence. Any failure to obtain the funds for its growing needs or capital expenditures could impact ZOOZ’s results of operations, financial condition and ZOOZ’s ability to pay dividends. For additional information regarding the SEPA, see below under “Business – Material Agreements – Standby Equity Purchase Agreement with Yorkville.”

ZOOZ may need additional capital in the future to support its operations and, if such additional financing is not available to it, on reasonable terms or at all, ZOOZ’s liquidity and results of operations will be materially and adversely impacted.

Unanticipated developments in the short term, such as the entry into agreements which require large expenditures or the acquisition of businesses with negative cash flows, may necessitate additional financing. ZOOZ may seek to raise additional capital, including through the utilization of the SEPA or in addition thereto, through public or private debt or equity financings in order to:

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

The capital markets, and in particular the public equity market for equipment vendors and for companies related to the EV-charging market, have historically been volatile. It is difficult to predict when, if at all, it will be possible for such companies to raise capital through these markets. ZOOZ cannot assure you that any needed financing will be available on terms favorable to it, or at all. If ZOOZ issues additional equity (including pursuant to the SEPA) or convertible debt securities, its existing shareholders may experience substantial dilution.

ZOOZ expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce ZOOZ’s profitability and may never result in revenue to ZOOZ.

ZOOZ’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. ZOOZ anticipates that it will incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new products and enhance existing products. ZOOZ’s research and development expenses were $5.2 million and $5.1 million during the fiscal years ended December 31, 2023 and 2024, respectively, and ZOOZ’s research and development expenses are likely to grow in the future. Further, ZOOZ’s research and development efforts may not produce successful results, and ZOOZ’s new products may not achieve market acceptance, ZOOZ may not be able to sell them at competitive prices, may not create additional revenue or may not become profitable.

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

Although as of the date of this Annual Report, a number of ZOOZ’s patent applications were approved in certain jurisdictions and additional patent applications are pending, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable, or invalidated. Furthermore, even if they are unchallenged, ZOOZ’s patents may not adequately protect its intellectual property or products and provide exclusivity for ZOOZ’s new products or prevent others from designing around ZOOZ’s claims. Moreover, there is no guarantee that third parties will not infringe or misappropriate ZOOZ’s patents or similar proprietary rights. In addition, there can be no assurance that ZOOZ will not have to pursue litigation against other parties to assert its rights.

Intellectual property rights of third parties could adversely affect ZOOZ’s ability to commercialize its products, and ZOOZ might be required to litigate or obtain licenses from third parties in order to develop or market its products. Such litigation or licenses could be costly or not available on commercially reasonable terms and may prevent or delay ZOOZ’s development and commercialization efforts.

It is inherently difficult to conclusively assess ZOOZ’s freedom to operate without infringing on third-party rights. ZOOZ’s competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover ZOOZ’s products or elements thereof, or ZOOZ’s manufacturing or uses relevant to its development plans. In such cases, ZOOZ may not be able to develop or commercialize products or services unless it successfully pursues litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms.

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

ZOOZ expects to grant some of its customers a warranty for the kinetic boosting system and in particular a long-term warranty for the flywheels. ZOOZ is examining the robustness of the design, the quality of the raw materials and the manufacturing processes of the flywheels, and their effect on reliability and safety of the flywheels throughout the expected life of the product. ZOOZ’s product readiness reliability is still to be proven; the product may be subject to risks relating to the relatively early stage of the product’s use in the market. If ZOOZ will have to bear the costs of repairing or replacing some of the ZOOZTER™-100 systems at considerable costs exceeding ZOOZ’s existing insurance amounts, ZOOZ may incur additional expenses.

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

Our information technology systems, or those of the third parties with whom we work, including our cloud providers or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption to our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

We, and the third parties with whom we work, process, collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) proprietary, confidential, and sensitive data, including personal data, intellectual property, trade secrets and other sensitive data (collectively, “sensitive information”). Our business is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. Despite the implementation of security measures, our information technology systems, cloud-based computers and those of the third parties with whom we work, including without limitation our CROs and other contractors and consultants, are vulnerable to damage.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties which whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, including the current situation in Israel, we or the third parties with whom we work are vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations. For example, we have operations in Israel, where businesses have experienced an increase in cyberattacks in relation to the Israel/Hamas, Hezbollah and Iran conflict.

Our information technology systems, and those of the third parties with whom we work, are vulnerable to a variety of evolving threats including, but not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses), malware, denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, server malfunctions, software or hardware failures, attacks enhanced or facilitated by artificial intelligence, or other disruptive events including, but not limited to, natural disasters such as fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive information, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has increased risks to our information technology systems and sensitive information, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

We work with certain third parties, including service providers, vendors, and partners, and rely on their technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other communication functions, and other functions, and to provide other services necessary to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or the third parties’ with whom we work supply chains have not been or will not be compromised.

It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

If we or the third parties with whom we work were to suffer a security breach or other interruption, we could experience unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our data or data held by us or the third parties with whom we work (including personally identifiable information, personal data, confidential information, or other sensitive information). A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services.

Although we have implemented security measures designed to protect against security breaches and other incidents and maintain offsite back-ups of our data, such measures may fail. We also take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not detect and remediate all such vulnerabilities, including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

We may expend significant resources or modify our activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions. Such disclosures are costly, and the disclosure or the failure to comply with applicable requirements could lead to adverse consequences.

If we or the third parties with whom we work experience (or are perceived to have experienced) a security breach or other incident or disruption, we may experience material adverse consequences, including but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections), federal, state and/or foreign data breach notification obligations, additional reporting requirements and/or oversight, restrictions on processing data (including other personal data), litigation, indemnification obligations, loss of data (including sensitive information) or damage to the integrity of that data, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations, financial loss, and other similar harms. Such attendant consequences may interrupt our operations, reduce demand for our products, and delay or negatively impact the development and commercialization of our products and ability to grow and operate our business. Our contracts may not contain limitations of liability, and even where they do, there can be no assurances that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. While we currently maintain a cyber-liability insurance policy, we cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company or our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative AI technologies, to the extent such use is made.

ZOOZ and the third parties with whom we work are subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation (including class actions), and/or adverse publicity and could negatively affect our operating results and business.

In the ordinary course of ZOOZ’s business, ZOOZ collects, uses, transfers, stores, maintains and otherwise processes certain sensitive and other personal information regarding ZOOZ’s employees, and contact information of ZOOZ’s customers and service providers, that is subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity. Ensuring that ZOOZ’s collection, use, transfer, storage, maintenance and other processing of personal information complies with applicable laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity in relevant jurisdictions can increase operating costs, impact the development of new systems, and reduce operational efficiency. Global legislation, enforcement, and policy activity in this area is rapidly expanding and creating a complex regulatory compliance environment. Any actual or perceived mishandling or misuse of the personal information by ZOOZ or by third parties with whom ZOOZ works, including service providers that have access to sensitive and other personal information, could result in litigation, regulatory fines, penalties or other sanctions, damage to ZOOZ’s reputation, disruption of ZOOZ’s business activities, and significantly increased business and cybersecurity costs or costs related to defending legal claims. ZOOZ is also exposed to the risk that employees, independent contractors, and third parties with whom we work may fail to comply with applicable privacy and data protection laws. Such misconduct or negligence could result in unauthorized access, misuse, or disclosure of sensitive information, leading to regulatory penalties, lawsuits, and reputational harm. Despite our efforts to implement preventive measures, we cannot guarantee full compliance at all times, which could adversely impact our business operations.

In the United States, numerous federal, state, and local laws and regulations, state data breach notification laws, and federal and state consumer protection laws, that govern the collection, use, disclosure and protection of personal data apply to our operations. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) imposes specific requirements on ZOOZ’s correspondence with subscribers for email communication. Additionally, laws in all 50 states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.

Furthermore, California enacted the California Consumer Privacy Act (the “CCPA”), which applies to personal data of consumers, business representatives, and employees who are California residents to the CCPA requires businesses to provide specific disclosures in privacy notices and honor California residents’ requests to exercise certain privacy rights. The CCPA allows for statutory fines for non-compliance and allows private litigants affected by certain data breaches to recover significant statutory damages. These developments further complicate compliance efforts, and increase legal risk and compliance costs for ZOOZ.

Additionally, an increasing number of foreign data protection laws may also apply to personal data obtained from individuals outside of the United States. For example, the European Union’s General Data Protection Regulation and United Kingdom’s (U.K.) General Data Protection Regulation (collectively, the “GDPR”) imposes strict data protection requirements across the EU and UK, including potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue, temporary or definitive bans on data processing, and other corrective actions. Additionally, private litigation related to processing of personal data can be brought under the GDPR by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, the Israeli Privacy Protection Law 5741-1981, as amended, and the regulations promulgated thereunder (the “PPL”), impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In August 2025, a comprehensive amendment to the PPL is expected to come into effect. This amendment aims to strengthen the Israeli Privacy Protection Authority’s enforcement powers and grant it significant authority to impose administrative fines for non-compliance. The amendment is also expected to introduce broader oversight capabilities, alongside mechanisms for monitoring adherence to privacy guidelines, thereby heightening the compliance requirements for organizations that handle personal data in Israel. In this respect, the PPL may require ZOOZ to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions and other technical and organizational security measures. Failure to comply with the PPL and with guidelines issued by the Israeli Privacy Protection Authority, may expose ZOOZ to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

Furthermore, Europe and other jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Economic Area). In particular, the European Economic Area (EEA) and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and U.K. to the United States in compliance with law, such as the EEA standard contractual clauses, the U.K.’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the U.K. extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), existing mechanisms that may facilitate cross-border personal data transfers may change, be challenged or be invalidated, and there is no assurance that ZOOZ can satisfy or rely on these measures to lawfully transfer personal data to the United States. If ZOOZ cannot implement a valid compliance mechanism for cross-border data transfers, it could experience material adverse effects.

In addition to data privacy and security laws, we are contractually subject to certain industry standards adopted by industry groups and, we may become subject to additional such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require the imposition of specific contractual restrictions on their service providers.

Further, while ZOOZ strives to maintain privacy policies and other statements regarding data privacy and security that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, regulators in the United States are increasingly scrutinizing these policies and statements and ZOOZ cannot ensure that its privacy policies and other statements regarding ZOOZ’s practices will be sufficient to protect ZOOZ from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. Although ZOOZ endeavors to comply with its privacy policies, ZOOZ may at times fail to do so or be alleged to have failed to do so. The publication of ZOOZ’s privacy policies and other documentation that provide promises and assurances about privacy and cybersecurity can subject ZOOZ to potential federal or state action if they are found to be deceptive, unfair, misleading, or misrepresentative of ZOOZ’s actual practices.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

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

Defects, errors or other performance problems in ZOOZ’s software or hardware, or the third-party software or hardware on which ZOOZ relies, could harm ZOOZ’s reputation, result in significant costs to ZOOZ, impair ZOOZ’s ability to sell ZOOZ’s systems and subject ZOOZ to substantial liability.

ZOOZ’s software and hardware, and those of third parties with whom ZOOZ works, is complex and may contain defects or errors when implemented or when new functionality is released, as ZOOZ may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in ZOOZ’s business, technological advancements and changing industry trends. Despite ZOOZ’s testing, from time-to-time ZOOZ has discovered, and may in the future discover, defects or errors in its software and hardware. Any performance problems or defects in ZOOZ’s software or hardware, or those of third parties on which ZOOZ rely, could materially and adversely affect ZOOZ’s business, financial condition and results of operations. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for ZOOZ, damage ZOOZ’s customers’ businesses, harm ZOOZ’s reputation and result in reduced sales or a loss of, or delay in, the market acceptance of ZOOZ’s systems. In addition, if ZOOZ has any such errors, defects or other performance problems, ZOOZ’s clients could seek to terminate their contracts, delay or withhold payment or make claims against ZOOZ. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect ZOOZ’s business, financial condition and results of operations.

ZOOZ relies on its information systems to conduct its business, and failure to protect these systems against security breaches could adversely affect ZOOZ’s business and results of operations. Additionally, if these systems fail or become unavailable for any significant period, ZOOZ’s business could be harmed.

ZOOZ relies on its computer systems and network infrastructure across its operations and that of third parties with whom ZOOZ works. The safety and security and efficient operation of ZOOZ’s business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of ZOOZ’s information systems or any significant breach of security could adversely affect ZOOZ’s business and results of operations.

ZOOZ implements security measures and technology designed to securely maintain confidential and proprietary information maintained on ZOOZ’s information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure ZOOZ’s confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to ZOOZ’s confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. In such an instance, ZOOZ may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of ZOOZ’s information systems.

ZOOZ’s operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). The threats to ZOOZ’s information systems are constantly evolving and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, ZOOZ may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage ZOOZ experiences.

ZOOZ has in the past and may in the future be required to expend significant capital and other resources to protect against and remedy any potential security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, ZOOZ’s remediation efforts may not be successful and ZOOZ may not have adequate insurance to cover these losses.

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

ZOOZ’s ability to effectively expand its sales and marketing operations and activities will likely have a significant impact on ZOOZ’s ability to expand ZOOZ’s customer base, gain broader market acceptance, grow revenue, and achieve and sustain profitability. Sales and marketing expenses represent a significant percentage of ZOOZ’s total revenue, and ZOOZ’s operating results will likely suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

ZOOZ is substantially dependent on its direct sales force to obtain new customers. ZOOZ plans to continue to expand its direct sales force both domestically and mainly internationally, but it may not be able to recruit and hire a sufficient number of sales personnel, which may adversely affect ZOOZ’s ability to expand its sales capabilities. Especially in new sales territories, new hires require extensive training and time before achieving full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and ZOOZ may be unable to hire or retain sufficient numbers of qualified individuals. It is also costly and time-consuming to hire sales personnel in new countries, requiring additional set up and upfront costs that may be disproportionate to the initial revenue expected. There is significant competition for direct sales personnel with the strong sales skills and technical knowledge which may increase the risk of not being able to retain the sales personnel ZOOZ recruit and train.

ZOOZ’s ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel, and their ability to attain desired productivity levels within a reasonable period of time. ZOOZ’s business will be harmed if continuing investment in its sales and marketing capabilities does not generate a significant increase in revenue.

Failure to expand ZOOZ’s customer base would have a material adverse effect on its results of operations and financial condition.

While ZOOZ expects to significantly diversify its customer base in the near future, historically ZOOZ had a small customer base comprising a significant portion of its commercial open orders. If ZOOZ is unable to sufficiently diversify its customer base, ZOOZ will remain subject to significant risks associated with a highly concentrated customer base.

This concentration exposes ZOOZ’s business, financial condition and operating results to a number of risks, including the following:

●	In a highly concentrated business environment, ZOOZ may not be able to find other sources of revenue if particular customers do not place an order, delay or cancel an order.

●	As a result of this concentrated customer base, single customers represent a greater portion of ZOOZ’s sales and, consequently, have greater commercial negotiation leverage. Occasionally, customers may request and receive pricing, payment, intellectual property-related or other commercial terms that negatively affect ZOOZ’s business due to their aggressive policies regarding engaging alternative, second-source suppliers for the products ZOOZ offers. Any of these changes could negatively impact ZOOZ’s prices, customer orders, revenues, and gross margins.

●	The highly concentrated business environment also increases ZOOZ’s exposure to risks related to its customers’ financial condition. If ZOOZ’s customers experience liquidity issues in the future, ZOOZ may be required to incur additional credit losses on receivables owed by them. In addition, customers with liquidity issues may be forced to reduce purchases of ZOOZ’s equipment, delay deliveries of ZOOZ’s products, discontinue operations or may be acquired by one of ZOOZ’s customers, and in either case such events would have the effect of further consolidating ZOOZ’s customer base.

Any of these factors could have a material adverse effect on ZOOZ’s business, financial condition and operating results.

Customer relationships with early-stage companies may present more risks than with established companies.

A significant portion of ZOOZ’s current and potential customer and partner base is comprised of early-stage companies. Customer relationships with early-stage companies are particularly risky since these companies lack extensive operating experience. As a result, there is less demonstration of market acceptance of their services, making it harder for us to anticipate needs and requirements than with established customers. In addition, funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent ZOOZ plans or previously experienced. Further, supply chain risks arising from the policies designed to cope with widespread pandemics, including restrictions on business and individual activities, or geopolitical turmoil, created and may continue to create a disruption in the manufacturing, delivery and overall supply chain of vehicle and photovoltaic manufacturers and suppliers around the world and may have a more significant impact on early-stage customers than with established customers. This may result in additional credit risk, including but not limited to the collection of trade accounts receivables and payment for their inventory.

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

ZOOZ is subject to environmental, labor, safety and other laws and regulations in Israel, the United States, the E.U. and other jurisdictions in which ZOOZ operates. ZOOZ is also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of ZOOZ’s operations and has to protect its intellectual property worldwide. In the jurisdictions where ZOOZ operates, ZOOZ needs to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies. ZOOZ’s field is developing and, accordingly, so is its regulatory scheme. It is likely that the regulatory schemes in which ZOOZ operates will continue to change and develop, which may affect ZOOZ’s operations. ZOOZ may face significant costs related to new regulations regarding flywheels energy technology shipping, installation and usage.

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

No assurance can be given that ZOOZ has been or will be at all times in complete compliance with the laws and regulations to which it is subject or that it has obtained or will obtain the permits and other authorizations or licenses that it needs. If ZOOZ violates or fails to comply with laws, regulations, permits and other authorizations or licenses, ZOOZ could be fined or otherwise sanctioned by regulators. In addition, if any of the international business risks were to materialize or become worse, they could also have a material adverse effect on ZOOZ’s business, financial condition and results of operations.

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

ZOOZ has international operations and a substantial portion of ZOOZ’s business, particular with respect to ZOOZ’s manufacturing processes, is conducted outside of the United States. ZOOZ’s operations are subject to the FCPA, as well as the anti-corruption and anti-bribery laws in the United States, Israel and in the countries where ZOOZ does business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to ZOOZ’s operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, ZOOZ is subject to U.S. and other applicable trade control regulations that restrict with whom ZOOZ may transact business, including the trade sanctions enforced by the U.S. Treasury Department’s Office of Foreign Assets Control. Compliance with applicable regulatory requirements regarding trade controls may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products and services to some countries altogether. Furthermore, U.S. economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.

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

Scientific examination of, political attention to and rules and regulations on, issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of an energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gas. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect ZOOZ’s operations negatively.

In addition, there is an increasing focus on corporate environmental, social and governance (“ESG”) responsibility in the EV industry. Several ZOOZ customers have adopted, or may adopt, procurement policies that include ESG provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate ESG policies, practices and metrics. Legal and regulatory requirements, as well as investor expectations, on corporate ESG practices and disclosure, can be unpredictable, and may be difficult and expensive for ZOOZ to comply with, given the complexity of its supply chain and manufacturing. If ZOOZ is unable to comply or are unable to cause its suppliers or contract manufacturers to comply, with such policies or provisions or meet the requirements of its customers and its investors, a customer may stop purchasing products from ZOOZ or an investor may sell their shares, and may take legal action against ZOOZ, which could harm its reputation, revenue and results of operations.

Changes to tax laws or regulations in Israel, the United States and other jurisdictions expose ZOOZ to tax uncertainties and could adversely affect ZOOZ’s results of operations or financial condition.

As a multinational business, operating in multiple jurisdiction such as Israel, the United States, and the EU, ZOOZ may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Changes to tax laws or regulations in the jurisdictions in which ZOOZ operates, or in the interpretation of such laws or regulations, could significantly increase ZOOZ’s effective tax rate and reduce its cash flow from operating activities, and otherwise have a material adverse effect on ZOOZ’s financial condition. Since a significant portion of its operations are located in Israel, changes in tax laws or regulations in Israel could significantly affect ZOOZ’s operating results. The Trump administration has proposed a number of changes to the U.S. tax system. Many aspects of these proposals are unclear or undeveloped and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on ZOOZ’s tax liabilities Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of different initiatives undertaken by the Organization for Economic Co-operation and Development (the “OECD”). Any changes in the OECD policy or recommendations, if adopted, could increase tax uncertainty and may adversely affect ZOOZ’s provision for income taxes and increase its tax liabilities.

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

ZOOZ is subject to regular review and audit by U.S., Israeli and other foreign tax authorities. Although ZOOZ believes its tax estimates are reasonable, the authorities in these jurisdictions could review its tax returns and impose additional taxes, interest, linkage and penalties, and the authorities could claim that various withholding requirements apply to ZOOZ or ZOOZ’s subsidiaries or assert that benefits of tax treaties are not available to ZOOZ or ZOOZ’s subsidiaries, any of which could materially affect ZOOZ’s income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made. ZOOZ may also be liable for taxes in connection with businesses ZOOZ acquires. ZOOZ’s determinations are not binding on any taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in ZOOZ’s tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on ZOOZ’s business, financial condition, results of operations and cash flows.

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

Changes in government trade policies, including the imposition of tariffs and export restrictions, could limit ZOOZ’s ability to sell ZOOZ’s products to certain customers or demand from certain customers, which may materially and adversely affect ZOOZ’s sales and of operations.

The U.S. government and the current Trump administration have made public statements and taken certain actions indicating significant changes in U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States. On February 1, 2025, President Donald Trump signed executive orders imposing a 25% tariff on certain imports from Mexico and Canada, and a 10% tariff on certain imports from China, which were to take effect on February 4, 2025. A 30-day pause was granted to Mexico and Canada. However, these newly proposed and imposed tariffs have resulted in, and threats of, retaliatory tariffs against U.S. goods. Since ZOOZ’s current products are manufactured outside the United States, such changes, if adopted, could have a disproportionate impact on ZOOZ’s business and make ZOOZ’s products more expensive and less competitive in the U.S. market. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on ZOOZ’s ability to do business in or with affected countries or prohibit, reduce or discourage purchases of ZOOZ’s products by foreign customers, leading to increased costs of components contained in ZOOZ’s products, increased costs of manufacturing ZOOZ’s products, and higher prices for ZOOZ’s products in foreign markets. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of ZOOZ’s products and cause ZOOZ’s sales to decline, which could materially and adversely impact ZOOZ’s business, financial condition and results of operations. The U.S. or foreign governments may take administrative, legislative or regulatory action that could materially interfere with ZOOZ’s ability to sell products in certain countries and/or to certain customers, particularly in China. ZOOZ cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The institution of trade tariffs both globally, and between the United States and China specifically, carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions for ZOOZ’s business.

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

As of December 31, 2024, ZOOZ has operations and assets in Israel and operations in the E.U., the U.K and the U.S and expects to expand to additional jurisdictions as detailed elsewhere in this Annual Report. ZOOZ prepares its financial statements in U.S. dollars, but a portion of ZOOZ’s expenditures is denominated in Israeli new shekels and other currencies. ZOOZ therefore must translate its assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of Israeli new shekels and other foreign currencies relative to the U.S. dollar may negatively or positively affect the value of these items in ZOOZ’s financial statements. Additionally, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for ZOOZ to predict its results of operations. To the extent ZOOZ fails to manage ZOOZ’s foreign currency exposure adequately, ZOOZ may suffer losses in the value of ZOOZ’s assets, and ZOOZ’s business, financial condition, results of operations and cash flows may be negatively affected.

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

The Committee on Foreign Investment in the United States may delay, prevent, or impose conditions on future investment in or by ZOOZ.

The Committee on Foreign Investment in the United States (“CFIUS”) is an interagency body of the U.S. government authorized to review certain foreign investment transactions in U.S. businesses (“Covered Transactions”) in order to determine the effect of such transactions on the national security of the United States. If CFIUS determines that a Covered Transaction presents national security risks to the United States and that other provisions of law do not provide adequate authority to address the risks, then CFIUS may enter into an agreement with, or impose conditions on, parties to mitigate such risks or may refer the case to the President who may suspend, prohibit, or unwind the transaction.

Certain investments in our business by foreign investors may be Covered Transactions subject to CFIUS jurisdiction for review depending on the nationality of the foreign investor, the structure of the transaction, and the governance and voting interests to be acquired. Submission of a notification to CFIUS with respect to a Covered Transaction related to our business could result in significant transaction delays, as CFIUS’ review of a Covered Transaction can last between thirty days and several months, if not longer, depending on the form of the filing, the complexity of the transaction, the nationality and identity of the parties, and the underlying national security risks associated with the Covered Transaction.

As ZOOZ is organized in the State of Israel with limited operations in the U.S., ZOOZ believes that it should not presently be considered a U.S. business for CFIUS purposes as it is not currently engaged in interstate commerce in the United States. In the event that CFIUS determines that Zooz is a U.S. business, or in the future Zooz becomes a U.S. business for CFIUS purposes, then CFIUS could have jurisdiction to review foreign investments into Zooz and could take action to impose restrictions on the investment or recommend that the President prohibit it or order divestment.

CFIUS may also have jurisdiction to review investments by Zooz into a U.S. business. If a future particular proposed investment by ZOOZ in a U.S. business falls within CFIUS’ jurisdiction, ZOOZ may determine that it is required to make a mandatory filing with CFIUS or that it will submit a filing to CFIUS on a voluntary basis or, if a filing is not mandatory, ZOOZ may determine to proceed with such investment without submitting to CFIUS and risk CFIUS intervention, before or after closing such investment.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel and in the Middle East may adversely affect our operations.

Our headquarters and research and development facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

●	hostilities involving Israel;

●	a full or partial mobilization of the reserve forces of the Israeli army;

●	the interruption or curtailment of trade between Israel and its present trading partners;

●	termination of or reluctancy to enter into agreements with the Company;

●	loss of interest to invest in the Company due to the situation in Israel; and

●	a downturn in the economic, political, social or financial condition in Israel.

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan and has entered into several normalization agreements in 2020, known as the Abaraham Accords, with the United Arab Emirates, Bahrain, Sudan and Morocco, Israel has no peace agreement or normalization arrangements with any other neighboring or Arab country. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. In general, Israel is engaged, from time to time (and more recently during the ongoing “Swords of Iron” war), in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip), which in some occasions resulted in missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel.

On October 7, 2023, the “Swords of Iron” war broke between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the majority of the fighting is concentrated in the southern region of the State of Israel, and there have been additional active hostilities, including with the Hezbollah (a Shia Islamist political party and militant group based in Lebanon), culminating in a 60-day cease fire agreed to between Israel and the Hezbollah on November 27, 2024, the result of which is uncertain and the Houthi movement which controls parts of Yemen. The Houthi movement in Yemen has targeted marine vessels in the Red Sea, affecting those enroute to Israel or partly owned by Israeli businesses. This has led shipping companies to reroute or halt shipments to Israel. The Red Sea is crucial for Israel’s trade, and disruptions could cause delays in supplier deliveries, longer lead times, and increased costs for freight, insurance, materials, and labor, and have a general adverse effect on the Israeli market. In addition, Israel has experienced hostilities with Iran, which is perceived by Israel as sponsor of Hamas, Hezbollah and the Houthi movement, and which maintains a military presence in Syria and Lebanon (currently to a lesser extent, following the recent fall of the Syrian government in the course of the Syrian civil war) and attacked Israel and has threatened to do so in the future, as well as with Iranian-backed militias in Syria. All these hostilities may escalate in the future into a greater regional conflict. Israel responded to the attacks against it with airstrikes and extensive mobilization of armed forces, including reserves, in the Gaza Strip and in the north of Israel in Lebanon and Syria and with airstrikes in Iran and Yemen. In addition, most recently Israel has been involved in an armed operation with armed groups in the West Bank, which also included mobilization of armed forces.

Our headquarters are located in Lod, which is about 50 kilometers from the Gaza Strip and about 150 kilometers from the western border with Lebanon. Our facilities did not sustain any damage and in accordance with the instructions of the Israeli National Emergency Management Authority, there is currently no limitation or denial of access or activity limitation in our facilities. None of our employees were directly harmed as a result of the war. As of the date hereof, we operate continuously, and so far, the situation in Israel does not have a material effect on our operations and business. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives.

All the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, in connection with the “Swords of Iron” war, and ordered Israel, among other things, to take steps to provide basic services and humanitarian aid to civilians in Gaza and in November, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may materially and adversely impact our business and supply chains. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and the ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may adversely impact its ability to cooperate with research institutions and collaborate with other third parties.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 or 45, depending on their position (currently 41 and 46, respectively, pursuant to a temporary provision enacted in light of the “Swords of Iron” war, or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for long periods of time, as occurred, and may continue to occur, during the “Swords of Iron” war. In response to the increase in violence and terrorist activity in the past years, and especially during the “Swords of Iron” war, there have been, and may continue to be, periods of significant call-ups for military reservists. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

In addition, recent political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, have had and may continue to have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

Moreover, on February 9, 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to A2 (from a level of A1) and also lowered the rating outlook from “stable” to “negative”. In its report, Moody’s estimated that the broad implications of the “Swords of Iron” war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future.

In April 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed above, and the geopolitical risks that Israel has been dealing with since the outbreak of the “Swords of Iron” war.

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Furthermore, our insurance does not cover any loss arising from events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained or that it will sufficiently cover our damages.

ZOOZ may become subject to claims for remuneration or royalties for assigned service invention rights by its employees, which could result in litigation and adversely affect its business.

A significant portion of ZOOZ’s intellectual property has been developed by its employees in the course of their employment by ZOOZ. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of his or her employment with a company are regarded as “service inventions”, which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Compensation and Royalties Committee”), a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Compensation and Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Compensation and Royalties Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law.

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

ZOOZ received Israeli government grants for certain of its research and development activities. When a company develops know-how, technology or products using grants from the National Authority for Technological Innovation, or the Israel Innovation Authority (the “IIA”), the terms of these grants and the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder (the “Innovation Law”), inter alia, restrict such company’s ability to perform or outsource manufacturing outside of Israel, grant licenses for R&D purposes or otherwise transfer inside and outside of Israel the know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to IIA programs and as designated by the applicable approvals for such grants, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how). The discretionary approval of an IIA committee would be required for any transfer or license for R&D purposes to third parties inside or outside of Israel of know-how and/or for the transfer outside of Israel of manufacturing or manufacturing rights with respect to IIA-funded products. ZOOZ may not receive those approvals in the future.

The transfer or license of IIA-supported know-how outside of Israel may require payment to the IIA of amounts which are calculated in accordance with certain formulas included in the IIA’s rules.

ZOOZ has received research and development funding from the IIA. The total grants that ZOOZ received from the IIA until December 31, 2024, amount to approximately $0.7 million (based on the US$/NIS representative exchange rate as reported by the Bank of Israel on December 31, 2024 (the “Exchange Rate”)).

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

ZOOZ has received a grant from the government of Israeli Ministry of Energy (the “MOE”), governed by a grant agreement with the MOE (the “Grant Agreement”) under a certain research and development program approved by the MOE (the “MOE Approved Program”) in an aggregate amount of $0.2 million (based on the Exchange Rate). Below is a description of the main obligations and restrictions imposed on ZOOZ under the Grant Agreement, with respect to ZOOZ’s use of the know-how resulting from the MOE Approved Program (“MOE Funded Know How”):

●	Royalty Payment Obligation. Under the Grant Agreement, ZOOZ is required to pay royalties to the State of Israel at rate of 5% from any income derived from the commercialization of the MOE Funded Know-How and the IP resulting from MOE Approved Program, directly or indirectly, including related services, up to the grant amount linked to the consumer price index plus the accountant general’s interest (whether such income is obtained by ZOOZ or by a corporation acting on its behalf, connected thereto or partnered therewith).

●	MOE Funded Know-How Exploitation. Under the Grant Agreement, ZOOZ is required to take all reasonable measures to protect its rights in the MOE Funded Know-How and to act to an efficient exploitation thereof and will provide the MOE with details on the actions which it intends to take in this respect. The protection of the MOE Funded Know-How, its registration and grant of licenses with respect thereto shall be made in accordance with the Grant Agreement and in a manner which advances such know-how and enables its use for practical purposes, subject to the rights of the State of Israel and the MOE under the Grant Agreement. These obligations will survive for a period of five years following the completion of the project.

●	License for National Needs. Under the Grant Agreement, the MOE is granted with a non-exclusive, non-transferable and irrevocable license (without bearing any consideration) to use the MOE Funded Know-How, directly or using a third party, for national purposes (certain Israeli ministers are authorized to determine whether a certain use is for national needs). ZOOZ is obligated to act for the fulfilment of the purposes and results of the MOE Approved Program and in case that, for any reason, ZOOZ shall fail to do so within reasonable time following the completion of the project, the MOE will be granted with a right to act for the fulfilment of such purposes and results, for national needs (as outlined above). For such purposes, ZOOZ will grant the State a license, under accepted commercial terms, to use all IP ZOOZ has accumulated outside the framework of the MOE Approved Program, which ZOOZ has used in the performance of such program. This obligation will survive for a period of five years following the completion of the project.

●	MOE’S Approval for Additional Funding/Investments. Pursuant to the Grant Agreement, ZOOZ is required to inform the MOE of any additional funding/investment offered to it prior to the execution of the applicable investment/funding agreement, together with a certain notice issued by the relevant investor/funder under which it represents that it is aware of the MOE Agreement and the MOE’s rights under such agreement. The MOE will consider granting such approval if such approval would not, in the MOE’s opinion, adversely affect the rights of the State of Israel. The MOE will have sole discretion with respect to whether to approve the additional funding or to enter into negotiations with the potential investor, as the MOE finds suitable. The Company received an approval from the MOE in connection with its initial public offering on the Tel Aviv Stock Exchange (the “TASE”), according to this approval in the event of a change of control in the Company by virtue of which the Company has a new or additional “controlling shareholder” (as defined in the Securities Law) such controlling shareholder will be required to execute an undertaking towards the MOE under which they agree to adhere to the terms of the Grant Agreement.

●	MOE Funded Know-How Transfer Limitation. Under the Grant Agreement, transferring the ownership of the IIA Funded Know and registering it under the name of a third party will require prior written approval of the MOE. The MOE may reject such request if in the MOE’s opinion there is a concern that such approval could adversely affect the rights of the State of Israel under the Grant Agreement, including the repayment of the grant amount and the exploitation of the MOE Approved Program’s accomplishments in favor of the Israeli market and the State of Israel. This obligation will survive for a period of five years following the completion of the project.

●	MOE Funded Know-How Licensing Conditions. Under the Grant Agreement, ZOOZ are required to inform the MOE of any grant of license to a third party to use the MOE Funded Know-How, and several conditions should be incorporated under such a license, such as with respect to payment of the applicable royalties to the MOE and the MOE’s right to revoke such license in certain circumstances. ZOOZ are also obligated to will make best efforts to act for the benefit of the Israeli public interest in fulfilling the purposes and the results of the MOE Approved Program, considering the relevant market, when deciding on the scope of the license and level of exclusiveness. These obligations will survive for a period of five years following the completion of the project.

If ZOOZ is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. investors may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (including cash). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on the composition of the income, assets and operations of ZOOZ and its subsidiaries ZOOZ believes that it was not a PFIC for the taxable year ended December 31, 2024. ZOOZ has not determined whether ZOOZ may be a PFIC in the current taxable year or any future taxable year.

Nevertheless, whether ZOOZ is a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of ZOOZ’s income and assets, and the value of its and its subsidiaries’ shares and assets. Changes in the composition of the income or assets of ZOOZ and its subsidiaries may cause ZOOZ to be a PFIC for the current or subsequent taxable years. Whether ZOOZ is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If ZOOZ is a PFIC for any taxable year, a U.S. investor who owns ZOOZ securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. investors who own ZOOZ securities are strongly encouraged to consult their own advisors regarding the potential application of these rules to ZOOZ and the ownership of ZOOZ securities.

If a U.S. investor is treated for U.S. federal income tax purposes as owning at least 10% of the ZOOZ ordinary shares, such U.S. investor may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. investor is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the ZOOZ ordinary shares, such U.S. investor may be treated as a “United States shareholder” with respect to ZOOZ, or any of its non-U.S. subsidiaries, if ZOOZ or such subsidiary is a “controlled foreign corporation.” A non-U.S. corporation is considered a controlled foreign corporation if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owned by, or is considered as owned by applying certain constructive ownership rules, United States shareholders on any day during the taxable year of such non-U.S. corporation. If ZOOZ were to form one or more U.S. subsidiaries, any of ZOOZ’s non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes could be treated as controlled foreign corporations regardless of whether ZOOZ is treated as a controlled foreign corporation.

A United States shareholder of a controlled foreign corporation is generally required to report annually and include in its U.S. federal taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income”, “tested income” (in computing such shareholder’s “global intangible low-taxed income”) and investments in certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States), regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. In addition, a United States shareholder that realizes gain from the sale or exchange of shares in a controlled foreign corporation may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation that is a United States shareholder with respect to a controlled foreign corporation. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. ZOOZ cannot provide any assurances that it will assist U.S. investors in determining whether ZOOZ or any of its non-U.S. subsidiaries is treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if ZOOZ, or any of its non-U.S. subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors are strongly encouraged to consult their own advisors regarding the U.S. tax consequences of becoming a United States shareholder in a controlled foreign corporation and owning or disposing of ZOOZ ordinary shares.

It may be difficult to enforce a U.S. judgment against ZOOZ, its officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on ZOOZ’s officers and directors.

Most of ZOOZ’s directors or officers are not residents of the United States and most of their and ZOOZ’s assets are located outside the United States. Service of process upon ZOOZ or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against ZOOZ or its non-U.S. directors and executive officers may be difficult to obtain within the United States, although the Articles provide that unless ZOOZ consents to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act or the Exchange Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against ZOOZ or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against ZOOZ or its non-U.S. officers and directors.

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

Risks Related to Ownership of the ZOOZ Ordinary Shares and Warrants

ZOOZ’s failure to meet the continued listing requirements of the Nasdaq could result in a delisting of its securities from the Nasdaq and negatively impact the price of our ordinary shares and our ability to access the capital markets.

If ZOOZ fails to satisfy the continued listing requirements of the Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist ZOOZ’s securities. Such a delisting would likely have a negative effect on the trading price of the securities and could impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, ZOOZ can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the Nasdaq’s listing requirements. Additionally, if ZOOZ’s securities are not listed on, or become delisted from, the Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of ZOOZ’s securities may be more limited than if it were quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We are an emerging growth company within the meaning of the Securities Act and, if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” our securities may be less attractive to investors and it may be more difficult to compare our performance with other public companies.

We qualify as an emerging growth company under SEC rules. As an emerging growth company, we are permitted to and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include: (1) an exemption from compliance with the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley; (2) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; (3) reduced disclosure obligations regarding executive compensation arrangements in periodic reports, registration statements, and proxy statements; and (4) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide will be different than the information that is available with respect to other public companies that are not emerging growth companies. If some investors find ZOOZ ordinary shares less attractive as a result, there may be a less active trading market for the ZOOZ ordinary shares, and the market price may be more volatile.

The ZOOZ ordinary shares may not continue to be listed on the TASE in the future, which could limit investors’ ability to make transactions in that market in such securities and subject ZOOZ to additional trading restrictions.

While ZOOZ ordinary shares are currently listed on the TASE, there is no guarantee as to how long such listing will be maintained. ZOOZ plans to continuously examine the advisability of maintaining its listing on the TASE. ZOOZ may in the future voluntarily delist its securities from the TASE, provided it furnishes advance notices thereof as required under applicable laws and regulations, and in coordination, to the extent required, with the Israel Securities Authority (the “ISA”). If the ZOOZ ordinary shares are delisted from the TASE, some holders of ZOOZ ordinary shares that are traded on the TASE may be required or may choose to sell their shares, which could result in a decrease in the trading price and trading volume of the ZOOZ ordinary shares.

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

ZOOZ ordinary shares are subject to several registration rights agreements and undertakings. Pursuant to the amendment to the registration rights agreement, dated as of January 24, 2022, by and among Keyarch and the “Investor” parties thereto (the “Registration Rights Agreement”, and as amended, the “Registration Rights Agreement Amendment”), Keyarch Global Sponsor Limited (the “Sponsor”) or EarlyBirdCapital, Inc. (“EBC”) are entitled to make a demand that ZOOZ register the resale of the Founder Shares (the “Founder Shares” means the 2,875,000 Keyarch Class B ordinary shares, par value $0.0001 per share, held by the Sponsor and Keyarch Initial Shareholders (i.e., the shareholders of Keyarch in addition to the Sponsor who subscribed for the Founders Shares in connection with the Keyarch initial public offering (the “Keyarch IPO”)), which were acquired for an aggregate purchase price of $25,000 prior to the Keyarch IPO). Additionally, the Sponsor and EBC have certain registration rights under certain promissory notes issued by the Sponsor and ZOOZ at closing of the Business Combination in connection with the Business Combination Marketing Agreement Amendment (together with the exhibits attached thereto), dated April 4, 2024. The presence of these additional ZOOZ ordinary shares trading in the public market may have an adverse effect on the market price of ZOOZ’s securities.

The share price and trading volume of the ZOOZ ordinary shares have been volatile on the TASE and on the Nasdaq and may be volatile in the future on either market and that could limit investors’ ability to sell ZOOZ ordinary shares and/or public warrants at a profit and could limit ZOOZ’s ability to successfully raise funds.

The stock markets, including the TASE and Nasdaq, have from time-to-time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for the ZOOZ ordinary shares and ZOOZ public warrants, the market price of the ZOOZ ordinary shares and ZOOZ public warrants may be volatile and could decline significantly. In addition, the trading volume in the ZOOZ ordinary shares and ZOOZ public warrants may fluctuate and cause significant price variations to occur. Substantial sales of ZOOZ ordinary shares on the Nasdaq and TASE may cause the market price of ZOOZ ordinary shares to decline. Sales by ZOOZ’s shareholders of substantial amounts of ZOOZ ordinary shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of ZOOZ ordinary shares. If the market price of the ZOOZ ordinary shares and ZOOZ public warrants declines significantly, you may be unable to resell your shares or public warrants at or above the market price of the ZOOZ ordinary shares and ZOOZ public warrants. ZOOZ cannot assure you that the market price of the ZOOZ ordinary shares and ZOOZ public warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	actual or anticipated differences in ZOOZ’s estimates, or in the estimates of analysts, for ZOOZ’s revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the continuing listing requirements of the Nasdaq;

●	failure to comply with the continuing listing requirements of the TASE;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of ZOOZ’s securities;

●	publication of research reports about ZOOZ;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of ZOOZ, changes in financial estimates by any securities analysts who follow ZOOZ or ZOOZ’s failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to ZOOZ;

●	commencement of, or involvement in, litigation involving ZOOZ;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

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

The trading market for the ZOOZ ordinary shares may be influenced by the research and reports that industry or financial analysts publish about its business. ZOOZ does not control these analysts, or the content and opinions included in their reports. As a new public company on Nasdaq, ZOOZ may be slow to attract research coverage and the analysts who publish information about the ZOOZ ordinary shares will have relatively little experience with ZOOZ, which could affect their ability to accurately forecast ZOOZ’s results and make it more likely that ZOOZ fails to meet their estimates. ZOOZ has recently obtained industry or financial analyst coverage, and if any of the analysts who cover ZOOZ issues an inaccurate or unfavorable opinion regarding it, ZOOZ’s share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If ZOOZ’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade the ZOOZ ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of ZOOZ or fail to publish reports on it regularly, ZOOZ’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

The ZOOZ public warrants are currently out of the money, and ZOOZ does not expect to receive cash proceeds from warrant exercises until the trading price of the ZOOZ ordinary shares on the Nasdaq Capital Market exceeds the warrant exercise price of $11.50.

The exercise price of our public warrants is $11.50 per ZOOZ ordinary share, and the last quoted sale price for the ZOOZ ordinary shares as reported on the Nasdaq Capital Market on December 31, 2024 was $2.45 per share. Given that the warrants are currently out of the money, it is not likely that warrant holders will exercise their warrants. Cash proceeds to ZOOZ associated with the exercise of the warrants are dependent on the stock price, and as such, ZOOZ does not expect to receive cash proceeds from warrant exercises until the trading price of the ZOOZ ordinary shares on the Nasdaq Capital Market exceeds the warrant exercise price of $11.50. ZOOZ’s ability to successfully carry out its business plan is primarily dependent upon its ability to obtain sufficient additional capital and increase its revenue and reduce its costs. There are no assurances that ZOOZ will be successful in obtaining an adequate level of financing needed for the long-term business plan or that any financing will result in and increasing its profitability. ZOOZ expects that it will need to obtain substantial additional funding in connection with its continuing operations. If ZOOZ is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts. In order to continue ZOOZ’s operations, including research and development and sales and marketing, ZOOZ is looking to secure financing from various sources, including additional investment funding.

ZOOZ has never paid cash dividends on ZOOZ’s share capital, and ZOOZ does not anticipate paying any cash dividends in the foreseeable future.

In the years ended December 31, 2023 and 2024, ZOOZ has incurred net losses of $22.7 million in the aggregate, which has resulted in ZOOZ’s inability to distribute dividends. ZOOZ has never declared or paid cash dividends, and ZOOZ does not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ZOOZ ordinary shares as a source for any future dividend income. ZOOZ’s board of directors has complete discretion as to whether to distribute dividends. Even if ZOOZ’s board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on ZOOZ’s future results of operations and cash flow, ZOOZ’s capital requirements and surplus, the amount of distributions, if any, received by ZOOZ from ZOOZ’s subsidiaries, ZOOZ’s financial condition, contractual restrictions, and other factors deemed relevant by ZOOZ’s board of directors. In addition, the Companies Law imposes restrictions on ZOOZ’s ability to declare and pay dividends.

ZOOZ is a foreign private issuer and, as a result, is not subject to certain SEC requirements and Nasdaq rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers.

ZOOZ is a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, ZOOZ is exempt from certain provisions under the Exchange Act, applicable to U.S. public companies, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process;

●	the provisions of Regulation Fair Disclosure, or Regulation FD, aimed at preventing issuers from making selective disclosures of material information; and

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In addition, ZOOZ may follow Israel’s corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For the list of specific exemptions that we chose to adopt, please see “Item 16G - Corporate Governance.”

Following Israel’s corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to investors than is afforded to investors under the Nasdaq Listing Rules applicable to domestic issuers may not have the same protections afforded to shareholders of companies that are United Sates domestic issuers.

ZOOZ may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, ZOOZ is a foreign private issuer, and therefore, ZOOZ is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, ZOOZ would lose its foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If ZOOZ loses its foreign private issuer status, ZOOZ will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. ZOOZ will also have to mandatorily comply with U.S. federal proxy requirements, and ZOOZ’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, ZOOZ will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, ZOOZ would incur significant additional legal, accounting and other expenses that ZOOZ will not incur as a foreign private issuer.

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

As of December 31, 2024, ZOOZ had warrants and options outstanding to purchase an aggregate of 10,051,636 ZOOZ ordinary shares. Such number includes (i) ZOOZ public warrants, (ii) ZOOZ private warrants (including warrants issued to a service provider), (iii) ZOOZ warrants (series 3) (which as of December 31, 2024, include 2,885,315 warrants and which are scheduled to expire in accordance with their terms on March 20, 2025; the “ZOOZ warrants (series 3”)) and (iv) options to purchase ZOOZ ordinary shares under our 2015 Incentive Compensation Plan, as amended (the “2015 Plan”), outstanding as of such date, and does not include (a) the “Earnout Shares” (i.e., up to 4 million ZOOZ ordinary shares that ZOOZ’s shareholders as of immediately prior to the closing of the Business Combination (the “Closing”) are entitled to as additional contingent consideration), and (b) options reserved for future issuances under the 2015 Plan.

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

ZOOZ may issue additional ZOOZ ordinary shares or other equity or debt securities without seeking approval of the ZOOZ shareholders, which would dilute your ownership interests and may depress the market price of the ZOOZ ordinary shares.

As of December 31, 2024, ZOOZ had warrants outstanding to purchase up to an aggregate of 8,939,019 ZOOZ ordinary shares, which include (i) ZOOZ public warrants, (ii) ZOOZ private warrants (including warrants issued to a service provider), and (iii) ZOOZ warrants (series 3). In addition, ZOOZ may issue up to $12 million ZOOZ ordinary shares under the SEPA. Further, ZOOZ may choose to seek additional third-party financing (including under the SEPA) to provide additional working capital for the ZOOZ business, in which event ZOOZ may issue additional equity securities. ZOOZ may also issue additional ZOOZ ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances. In addition, if ZOOZ raises funds through the issuance of debt securities or through loan arrangements, the terms for such securities or arrangements could require significant interest payments, contain covenants that restrict ZOOZ’s business, or other unfavorable terms and rank senior to the interests held by ZOOZ’s shareholders.

The issuance of additional ZOOZ ordinary shares (including under the SEPA) or other equity securities of equal or senior rank would have the following effects:

●	ZOOZ’s existing shareholders’ proportionate ownership interest in ZOOZ will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding ZOOZ ordinary share may be diminished; and

●	the market price of the ZOOZ ordinary shares may decline.

See also “Item 3.D. – Risk Factors — Risks Related to ZOOZ’s Business and Industry – ZOOZ may need additional capital in the future to support its operations and, if such additional financing is not available to it, on reasonable terms or at all, ZOOZ’s liquidity and results of operations will be materially and adversely impacted.”

There is no guarantee that the ZOOZ public warrants, private warrants and ZOOZ warrants (series 3) will ever be in the money, and they may expire worthless.

The exercise price for the ZOOZ public warrants and private warrants is $11.50 per whole ordinary share, with each such ZOOZ warrant exercisable for one ZOOZ ordinary share. The ZOOZ public warrants and private warrants will become exercisable thirty days after the completion of the Business Combination. The ZOOZ public warrants and private warrants will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. There is no guarantee that the ZOOZ public warrants and private warrants, as well as the ZOOZ warrants (series 3) will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

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

ZOOZ may be a target of securities class action and derivative lawsuits which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into and/or consummated business combination agreements or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on ZOOZ’s liquidity and financial condition. Currently, ZOOZ is not aware of any securities class action lawsuits or derivative lawsuits filed or threatened to be filed against it.

Shareholder activism can negatively affect our business.

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists could propose involving themselves in the governance, strategic direction and operations of a company. In general, shareholder activism, including potential proxy contests, if will occur, could divert ZOOZ’s management’s and board of directors’ attention and resources from its business, could give rise to perceived uncertainties as to its future direction and could result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel for positions in both management and on the board level and to raise funds. If nominees advanced by activist shareholders are elected or appointed to ZOOZ’s board of directors with a specific agenda, it may adversely affect its ability to effectively and timely implement its strategic plans or to realize long-term value from its assets. Also, ZOOZ may be required to incur significant expenses including legal fees related to activist shareholder matters. Further, ZOOZ’s share price could be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism. While ZOOZ has not experienced shareholder activism to date, there can be no certainty that it will not be subject to shareholder activism in the future.

General Risks

Continuing or worsening inflationary pressures and associated changes in monetary policy may result in increases to the cost of ZOOZ’s equipment, other goods, services and personnel, which in turn could cause capital expenditures and operating costs to rise.

Recent inflationary pressures have resulted in and may continue to result in, increases to the costs of equipment and personnel, which could in turn cause capital expenditures and operating costs to rise. Sustained levels of high inflation have likewise caused the Bank of Israel, the U.S. Federal Reserve and other central banks to increase interest rates, which could have the effects of raising the cost of capital and depressing economic growth, either of which—or the combination thereof—could hurt the financial and operating results of ZOOZ’s business.

Unfavorable global or domestic political or economic conditions could adversely affect ZOOZ’s business, financial condition or results of operations.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation as described above, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which ZOOZ operates could adversely affect ZOOZ’s operations and operating results.

In addition, the effect of the “Swords of Iron” war and the political and civil actions in Israel which commenced in the beginning of 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation that are now being pursued, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on ZOOZ. However, it is difficult to predict at this time what the effect of such actions will be, if any. Furthermore, although to date ZOOZ has not been directly impacted by the current military conflict between Russia and Ukraine, this conflict, or any expansion thereof, could disrupt or otherwise adversely impact ZOOZ’s operations and those of third parties upon which ZOOZ relies. Related sanctions, export controls or other actions have been or may in the future be initiated by nations including the United States, the European Union or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.), which could adversely affect ZOOZ’s business and/or supply chain and third parties with whom ZOOZ conducts business. Any of the foregoing could harm ZOOZ’s business and it cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact ZOOZ’s business.

Environmental, social and governance matters may impact ZOOZ’s business and reputation.

In addition to the importance of their financial performance, companies may be judged by their performance on a variety of environmental, social and governance, or ESG, matters, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, there is a demand for investment in funds that specialize in companies that perform well in such assessments, and various institutional investors have publicly emphasized the role of such ESG measures to their investment decisions. Topics taken into account in such assessments may include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with the law, and the role of the company’s board of directors in supervising various sustainability issues.

In light of investor focus on ESG matters, there can be no certainty that ZOOZ will manage such issues successfully, or that it will successfully meet society’s expectations as to its proper role. ZOOZ’s actual or perceived failure to meet investors, partners or employees’ expectations on ESG matters could adversely affect ZOOZ’s brand and reputation, its employees’ engagement and reputation, and the willingness of its partners to do business with it.

Climate change, or legal or regulatory measures to address climate change, may negatively affect ZOOZ.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to ZOOZ’s operations. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of ZOOZ’s locations can lead to increased energy usage and costs, or otherwise adversely impact ZOOZ’s facilities and operations and disrupt its supply chains. Concern over climate change can also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of ZOOZ’s products, which may adversely affect ZOOZ’s business and financial results. In addition, any failure to adequately address stakeholder expectations with respect to ESG matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. In addition, ZOOZ’s adoption of certain standards or mandated compliance with certain requirements could necessitate additional investments that could impact ZOOZ’s cash position and expected cash runway.

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

Principal Capital Expenditures

In the year ended December 31, 2024, we had capital expenditures in the amount of $0.07 million. In the year ended December 31, 2023 and 2022, our capital expenditures were $1.4 million and $0.5 million, respectively. As of the date of this Annual Report, we had no significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

ZOOZ’s Mission

ZOOZ is committed to accelerating the electrical vehicles revolution and supporting the mass adoption of electric vehicles around the world, by enabling and empowering a widespread deployment of ultra-fast charging infrastructure.

ZOOZ’s power-boosting products and solutions are built with longevity and the environment in mind, helping ZOOZ’s customers to overcome, sustainably and economically, the limitations of the existing electricity grid. By that, ZOOZ aims to help its customers and partners in building, faster and everywhere, a robust, long-lasting, and cost-effective EV ultra-fast charging infrastructure.

ZOOZ (previously called Chakratec) was founded in 2013 as an incubator private company2 under the Capital Nature Ltd. incubator (“Capital Nature”), under the framework of the directives of the Chief Executive Officer of the IIA and focused on developing a new concept of flywheel.

ZOOZ develops, produces, markets, and sells systems that manage and optimize power delivery to clusters of ultra-fast EV chargers. Using specialized hardware based on flywheel kinetic energy storage and advanced energy management software, ZOOZ products help ensure optimal charging performance. When a charging cluster requires more power than the grid can provide, the ZOOZ solution overcomes grid limitations by providing additional ‘boosting energy.’ Beyond these boosting capabilities, ZOOZ offers standard energy storage solutions that enable price arbitrage by storing energy from the grid during off-peak rate periods.

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

Use of ZOOZ’s technology enables a power booster which is both reliable and delivers high quality repeatable performance over time, which, based on ZOOZ’s estimations can serve for up to 200,000 charge-discharge cycles. This is in contrast with the chemical battery-based solution, the use of which is limited to hundreds or just a few thousands of cycles, as further detailed below.

Furthermore, the kinetic storage system is a “green system.” It is environmentally friendly, as opposed to battery-based energy storage solutions, which are comprised of polluting chemicals, the use of which requires complicated, expensive recycling processes and involves other restrictions relating to transport, storage and/or use inside buildings, etc.

In March 2021, ZOOZ consummated its initial public offering on the TASE (the “Israeli IPO”), pursuant to which ZOOZ offered securities to certain Israeli institutional investors and to the Israeli public (i.e., to non-institutional Israeli investors). As part of the Israeli IPO, ZOOZ issued (A) to the Israeli institutional investors: (i) a total of 2,506,800 ZOOZ ordinary shares at a price of NIS 92.9 per each ZOOZ ordinary share, and (ii) a total of 164,384 ZOOZ warrants (Series 1) and 54,794 ZOOZ warrants (Series 2) without consideration, all for a total consideration of NIS 20,380,284 (gross); and (B) to the Israeli public: (i) a total of 75,945 ZOOZ ordinary shares at a price of NIS 92.98 per each ZOOZ ordinary shares, (ii) and a total of 56,958 warrants (Series 1) and 18,986 warrants (Series 2) without consideration, all for a total consideration of NIS 7,061,718 (gross). The unexercised ZOOZ warrants (Series 1) expired in March 2022 and the unexercised ZOOZ warrants (Series 2) expired in March 2023. The total gross proceeds from the Israeli IPO were approximately NIS 27.4 million.

2 An incubator company is a project company that operates under a technological incubator and is partly financed by the IIA.

In March 2022, ZOOZ completed a financing round through a private placement and a public offering in Israel. In the public offering, ZOOZ issued a total of 30,801 units, each comprised of 100 ZOOZ ordinary shares and 65 ZOOZ warrants (series 3) for gross proceeds of $25 million (NIS 82 million, based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022). The ZOOZ warrants (series 3) vest over a period of three years, with an exercise price of $9.1 (NIS 32.0) (based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022) for one year period and $11.4 (NIS 41.2), based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022) for additional two-year period. In addition, in the private placement, ZOOZ issued a total of 3,736 units, each comprised of 100 ZOOZ ordinary shares and 85 ZOOZ warrants (series 3), as well as 1,419 units, each comprised of 100 ZOOZ ordinary shares and 65 ZOOZ warrants (series 3), for gross proceeds of $4 million (NIS 14 million, based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022). The total gross proceeds from the financing round were approximately NIS 96 million.

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

Starting 2023, ZOOZ initiated market penetration efforts with deliveries of the ZOOZTER™-100 to its customers and partners in Israel, Europe and the U.S., including:

(a) In January, 2023, a first site in Israel, which was supported by the ZOOZTER™-100, commenced commercial operation. This site was established as a pilot site, in collaboration with Afcon e-mobility and Dor-Alon gas stations (the operators of “ON” charging network, which is the biggest fast charging network in Israel), and with the support of the IIA and the Israeli Ministry of Energy.

In March 2024, ZOOZ announced that based on the successful pilot with Afcon and Dor-Alon, it was agreed with Dor-Alon that two ZOOZTER™-100 systems will be installed at two of Dor-Alon’s gas stations along Highway 6 (one of Israel’s main transportation corridors), aiming to enable additional ultra-fast chargers in these sites, despite the grid’s limitations. In accordance with the engagement terms between the parties, in May and June 2024, ZOOZ announced the installation and operation of such two ZOOZTER™-100 systems in Dor-Alon’s gas stations along Highway 6 (one of Israel’s main transportation corridors; “Highway 6”). The ability of these two ZOOZTER™-100 systems to support these multi-charger sites was evaluated for a period of several months and following successful completion of this assessment, one of the ZOOZTER™-100 was purchased and the second system is expected to be purchased by Dor-Alon (pursuant to terms agreed by the parties).

(b) During the second quarter of 2023, two charging sites, located in Herrenberg Germany, were built (in cooperation with Mer), with fast-chargers supported by the ZOOZTER™-100 systems, finalized commissioning and started commercial operation.

(c) During the fourth quarter of 2023, two additional ZOOZTER™-100 systems were installed and commissioned (in cooperation with Parkstorm GmbH) in two additional charging sites in Germany (in Reiskirchen and Weiterstadt, located in Greater Frankfurt). These sites started commercial operation during the second quarter of 2024 and in July 2024, the company received one additional purchase order for one additional system.

(d) During the third quarter of 2023, the first site in the U.S., at Scotchman Gas Station in Rock Hill, South Carolina, was built, and finalized commissioning and in October 2023, started commercial operation. This site was established as part of a joint pilot with ARKO Corp (a major U.S. convenience stores network). In June 2024, Arko Corp. together with ZOOZ decided to terminate the trial of the ZOOZ solution at the Arko site and as a result terminated the memorandum of understanding with ZOOZ in accordance with its terms.

(e) During the third quarter of 2023, a ZOOZTER™-100 system was delivered to the U.S. and placed at the La-Guardia airport in NYC, in preparation to a joint pilot with a major car rental company. The required permits were received by the La-Guardia Port Authority in the first quarter of 2024, after which the construction work commenced. As of the date of this Annual Report, this site and the joint pilot with such major car rental company are not operational.

(f) In January 2024, a ZOOZTER™-100 system was delivered to the U.K., for a first site which was built in collaboration with Osprey, one of the leading charging operators in the U.K. The construction of this site was finalized during the first quarter of 2024 and started commercial operation during the third quarter of 2024. Osprey and ZOOZ agreed that the ZOOZTER™-100 system will be evaluated during the first 6 months, which were extended by additional several months, due to low traffic on site which resulted from contracting maintenance performed by local authorities (not related to ZOOZ or Osprey) and if such evaluation is successfully completed, the ZOOZTER™-100 system will be purchased by Osprey (pursuant to terms agreed by the parties).

(g) On January 13, 2025, ZOOZ received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company incorporated under the laws of the People’s Republic of China controlled by Mr. Fang Zheng, a director of ZOOZ and the majority shareholder of the Sponsor, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. Following the approval of ZOOZ’s audit committee and board of directors, ZOOZ shipped such system to SMYZE in February, 2025.

On April 4, 2024 (the “Closing Date”), Keyarch and ZOOZ consummated their previously announced Business Combination, pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch, ZOOZ, ZOOZ Power Cayman, a Cayman Islands exempted company a direct wholly owned subsidiary of ZOOZ (the “Merger Sub”), the Sponsor, in the capacity as representative of specified shareholders of Keyarch after the Effective Time, and, by a joinder agreement, Dan Weintraub in the capacity as representative of the pre-Closing shareholders of ZOOZ after the effective time of the Business Combination. Pursuant to the Closing, Keyarch became a direct, wholly-owned subsidiary of ZOOZ. In connection with the Closing, certain additional agreements were entered into between ZOOZ, Keyarch and other third parties as detailed below under “Business – Material Agreements - The Business Combination Agreement and Related Agreements”. In connection to the Closing of the Business Combination, ZOOZ’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024.

On November 11, 2024, ZOOZ entered into the SEPA with Yorkville. Pursuant to the SEPA, and subject to customary conditions, ZOOZ has the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the two-year period following the execution date of the SEPA, such amount of the ZOOZ ordinary shares for an aggregate purchase price of up to $12,000,000 in accordance with the terms of the SEPA (the “Commitment Amount”). Pursuant to the terms of the SEPA, any ZOOZ ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 97% of the market price, which is defined as the lowest daily VWAPs (as hereinafter defined) of the ZOOZ ordinary shares during the three consecutive trading days commencing on the trading day of ZOOZ’s delivery of an Advance notice to Yorkville. ZOOZ may also specify a certain minimum acceptable price per share in each Advance. For additional information regarding the SEPA, see below under “Business – Material Agreements – Standby Equity Purchase Agreement with Yorkville.”

Market Outlook

According to the IEA Global EV Outlook 2024 published by the International Energy Association (the “IEA Report”)3, the global EV market has witnessed rapid growth in recent years, and this momentum is expected to continue as we move toward 2030. EVs are anticipated to constitute a substantial portion of new vehicle sales, with estimates ranging from 30% to 60% penetration by 2030, according to the IEA Report. The total fleet of EVs are expected to exceed 250 million by 2030 with >75 million EV sales in 2030 according to the Announced Pledges Scenario of IEA as mentioned in the IEA Report. Various factors, including advancements in battery technology, increased environmental consciousness, and the availability of a broader range of EV models across different vehicle segments, drive this anticipated surge in EV adoption, according to the IEA Report.

Electric vehicle sales by region and scenario, 2030 and 2035

Million vehicles
105
90
75
60
45
30
15
0
2023
2030
2035
Stated Policies Scenario
2030
2035
Announced Pledges Scenario
2030
2035
Net Zero Emissions by 2050 Scenario
China
Europe
United States
Japan
India
Rest of the world
Global

IEA. CC BY 4.0.

China, Europe, and the United States, which currently constitute the three major markets for EVs according to IEA Report, together accounted for approximately 95% of global sales of EVs in 2023. According to IEA, in 2030, China is expected to account for one-third of the EV market, Europe and the U.S. will have an additional 35%-40% share, and the rest will be divided between the rest of the world.

The substantial EV market shares of the European Union (EU) and the U.S. are also supported by governmental incentives adopted by the EU and U.S. administrations to support and incentivize the transition to electric mobility. For example, the EU has established a strategy for transitioning to green energy and reducing the use of polluting energy by 2050. Recently, a decision was adopted by the European Parliament, according to which, by 2035, the sale of fossil fuel-powered vehicles will be almost entirely phased out. Similarly, the U.S. administration has taken significant steps to foster the EV revolution. The Biden administration has outlined an ambitious plan to decarbonize the transportation sector and achieve net-zero emissions by 2050. The American Jobs Plan includes substantial funding for expanding EV charging infrastructure. In 2021, the Biden administration passed a law providing anticipated funding for EV infrastructure, known as the National Electric Vehicle Infrastructure (NEVI) program. On February 6, 2025, the U.S. Department of Transportation, Federal Highway Administration (FHA) issued a memorandum to State Transportation Directors rescinding NEVI program guidance dated June 11, 2024 as well as all previous versions of this guidance. The result of this recission is the immediate suspending of State Electric Vehicle Infrastructure Plans and attendant funding. For example, Senators from California estimate that the recission will lose access to $384 million for zero admission infrastructure in the state.

3 IEA Report 2023 - https://www.iea.org/reports/global-ev-outlook-2023, as updated by the Global EV Outlook 2024 – Analysis - https://www.iea.org/reports/global-ev-outlook-2024.

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

Currently, passenger EVs usually feature battery capacities ranging from 60-kilowatt hour (“kWh”) to 80 kWh, which allow for a range of approximately 400-500 kilometers per each full charge of the battery. Typically, we assume that this range satisfies most private users’ average daily driving requirements and alleviates concerns about running out of charge during daily usage.

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

As indicated, automakers are already pursuing ways to enable the EVs’ batteries to be charged at ultra-fast rate. As more EV models are available with such charging capabilities, governments and other policymakers are expected to incentivize initiatives designed to enable public charging infrastructure to have matching capabilities. For example, in February 2022, the Biden administration published a call for a vast rollout of fast EV charges under the National EV Infrastructure (NEVI) project. According to the NEVI guidelines, there should be a charging station every 50 miles on the main highways crossing the U.S. (the fuel alternative corridors), each containing at least 4 ultra-fast chargers of minimum 150kW. Such ultra-fast EV charges are intended to charge a single vehicle within approximately 15 minutes, providing an added range of approximately 150 miles allowing the EV driver to commute to the destination (or the next stop with high-power charger) with minimal delays and sufficient flexibility. Such call is expected to incentivize the rollout of such charges and assist in making them more available and easily accessible in cities, along highways, short-term parking areas, and various businesses. A similar approach and trend are also seen in Europe, where the E.U. has set the goal of having ultra-fast chargers available every 60 kilometers on highways4At present, NEVI funding has been suspended by the FWA pausing funds that could be used by state departments of transportation to deploy ultra-fast chargers across the United States.

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

The challenges in deployment of public ultra-fast charging infrastructure

The EV industry faces several challenges that need to be addressed when considering the public ultra-fast charging infrastructure aiming for widespread adoption and successful transition to EVs. These challenges include:

●	The Chicken and Egg problem: Charging Point Operators (CPOs) face the dilemma of investing in charging infrastructure when the number of EVs on the road is still limited (though growing) and the fact that it would take time for that number to constitute a significant portion of the cars on the road. Simultaneously, potential EV owners hesitate to switch to electric vehicles due to concerns about the availability and accessibility of charging stations, causing them the known phenomena of “Range Anxiety” which limits the pace of EV adoption. This challenge requires a coordinated effort between CPOs, automakers, OEM manufacturers and policymakers to ensure a balanced and mutually reinforcing EV adoption and charging infrastructure growth.

4 https://www.europarl.europa.eu/news/en/press-room/20230707IPR02419/meps-adopt-new-rules-for-more-charging-stations-and-greener-maritime-fuels

●	Grid barrier: The rapid growth of EV charging infrastructure strains the electrical grid. Insufficient grid infrastructure is a significant challenge in deploying ultra-fast charging stations. Upgrading the grid to support higher power demands can be costly and time-consuming, hindering the rapid deployment of charging infrastructure. This challenge is even further intensified, with the growing demand for ultra-fast charging, which requires high-power peaks for very short durations, resulting in need of upgrading transformer and switchgear, although average electricity consumption is growing in much slower pace. Utilities may face challenges in upgrading their infrastructure with significantly growing pace which they may not be able to accommodate, resulting in a long wait time for necessary grid enhancements to support the growing number of charging stations.

●	Demand charges: Many commercial charging stations face demand charges imposed by utilities. These charges are based on the peak power demand during a billing cycle, rather than the total energy consumed. This can result in higher operational costs for charging station operators, especially while utilization is still low, and potentially discourage the deployment of charging infrastructure. This challenge is intensified where ultra-fast charging (requiring a high-power peak for a short time) is available, and even more so when utilization is still low, as in this case the revenues from electricity sold to EV owners is still limited, while the cost of electricity is high due to limited number of demand peaks during ultra-fast charging sessions.

●	Energy Management System (EMS) limitations: Some charging sites have more than one charging port, thus allowing multiple EVs to charge simultaneously. Such charging sites have Energy Management Systems (EMS), which allocate the maximal power levels to each port. Such allocation reduces the power that each port can supply to the EV. Limitations in power allocation granularity (mostly due to power electronic system design) lead to inefficient power allocation, which can lead to longer charging sessions and longer queues. Therefore, inefficient power allocation can result in congestion at charging stations, causing frustration and inconvenience for EV users, and result in less utilization and smaller revenues for the CPO and the business adjacent to the chargers (e.g., convenience store).

●	Location challenges: The rapid deployment of ultra-fast charging stations has led to a “land-grabbing” war among Charging Point Operators (CPOs) and asset owners. Securing suitable locations for charging stations becomes increasingly competitive, requiring efficient planning and cooperation between stakeholders.

●	Fleet challenges: Fleet electrification poses additional challenges, as the charging demands of large-scale commercial fleets can strain the grid infrastructure. Simultaneously, fleet operators must ensure sufficient charging capacity to meet operational needs in specific locations with many EVs on site, without impacting the overall grid stability and smooth fleet operations.

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

An example of the high peak demands created by multiple EV charging (in parallel, but with different charging profile and timing per each vehicle) is illustrated in the following graphs5:

The graph above illustrates that each one of the EVs has a different charging profile. Since not all EVs are charging at the same time and not with the same energy charged to each EV, the combined demand creates a chain-saw-like charging profile with many high but short peak demands while the total demand is not reaching the maximum expected from 4 cars charging simultaneously.

An example of full-day power demand in high utilization charging station is illustrated in the below graph6:

The illustration presented above shows an example of the average demand of 203kW with several peaks reaching 380kW. Upgrading the grid to accommodate 750kW (5X150kW) will be inefficient (as the average power is much below the peak and the grid utilization will be very low) and costly (as the cost for upgrade the grid is related to various parameters and the demand charges during the on-going operation of the site is related to the peak demand).

5 The graphs were prepared by ZOOZ and are for illustration purposes only.

6 The graphs were prepared by ZOOZ and are for illustration purposes only.

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

Motor/Generator
Vacuum
Sealed Capsule
0.5 Ton Steel
Rotor Flywheel
Magnetic Bearing

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

The flywheel motor has several differences compared to standard motors:

●	Vacuum operation, which make cooling the motor challenging.

●	In order to reduce the losses when the wheel is running at maximal speed of 17,000 Rounds Per Minute (RPM) and waiting for a car to come, motor losses are minimized by a special design, in standard motors this feature is less important because when the motor is at idle it is not rotating and therefore there are almost no energy losses.

The motor driver (sometimes referred to as inverter) which is the power electronics controlling the motor is based on state-of-the-art Silicon carbide transistors to minimize losses.

●	Batteries – batteries are chemical-based storage devices. Lithium-ion batteries are currently the most wide-spread type of batteries on the market, based on their high energy density and relatively low-cost. There are several chemistries in use: NCA, NMC and LFP. The typical lifetime of a battery is between 1,000 to 5,000 charging cycles. One of the risks of using Lithium-ion batteries is the thermal runaway that can cause explosion and fire of the battery, which are difficult to extinguish.

The main differences between flywheels and batteries

While both flywheel-based and battery-based power boosters provide a solution for ultra-fast charging when the power grid is limited, the main differences between these two types of boosters are significant in multi-cycle, high-power applications like in the case of ultra-fast charging:

●	Concept of operation – a battery stores / discharge energy using chemical reactions, while flywheel-based energy storage relies on accelerating and decelerating a heavy mass and by that storing / rapidly discharging kinetic energy.

●	Charging cycles – the charging cycles of batteries (usually defined as reaching 70%-80% of their initial capacity) is limited to approximately 1,000-5,000 charging / discharging cycles due to performance degradation, which is related to the fact that the energy storage is based on chemical reactions, according to a report issued by the ELB Energy Group[7]. In contrast to that, flywheels, being based on more efficient physical storage mechanism, maintain performance and reliability during hundreds of thousands of cycles, allowing a lifespan which is typically over 15 years (see more details regarding lifespan below).

●	C-Rate – the C-Rate refers to the power-to-energy ratio, denoting the duration necessary for discharging. A higher C-Rate facilitates expeditious response times and swift recovery for prompt readiness in subsequent sessions. While batteries conventionally exhibit C-Rates of 0.5 or lower and their lifespan is shortened (performance degradation intensified) with higher C-rates, in flywheel-based systems the capacity of the flywheel is determined by the size of the rotor while the output power is determined by the size of the motor, therefore the capacity is decoupled from the power output and the C-Rate is a design parameter and is not intrinsic to the technology. Typically, due to economic reasons, flywheels operate at C-Rates of four or more.

●	Lifespan – the lifespan of batteries is usually up to 10 years. In demanding applications like power boosters and in cases when they operate at high C-rate, multiple / continuous high-power charge & discharge cycling and/or in harsh environment conditions, the battery lifespan is much shorter (can be reduced to a few years due to different reasons, including heavy-duty usage, which batteries are not designed for), while the lifespan of flywheels is longer and most flywheels have an expected lifespan of approximately 15 years.

●	Environmental impact – because of batteries’ composition of rare metals and toxic materials, they are difficult to recycle and their recycling process is polluting by itself. In contrast to that, ZOOZ’s flywheels are made from steel which is easily recyclable and is considered to be a more environmentally friendly metal. In addition, steel is a common raw material with long lifespan and in many cases is reused (which by itself reduces the polluting effect of the metal).

●	Safety – batteries are composed of several potentially harmful substances. The primary concern with battery technology revolves around the toxicity and flammability of the chemicals used in their construction. Lithium-ion batteries, for instance, use a flammable content that can potentially ignite under certain circumstances, such as when the battery is damaged or improperly handled. In some countries the installation and usage of batteries-based ESS is limited or prohibited in certain locations due to the flammability and fire hazard of those batteries. Moreover, the production of batteries involves complex chemical processes that can lead to the release of toxic substances into the environment. This could cause harm to the ecosystem and human health. Similarly, when batteries have reached the end of their life cycle, their disposal poses another significant environmental challenge. In contrast to that, Flywheels’ key advantage from a safety perspective is that flywheels do not involve hazardous chemicals, which minimizes the risk of fires or chemical leaks. In general, flywheel systems store kinetic energy via a rotating mass. The primary safety concern is the potential for this mass to rupture, releasing energy suddenly and causing damage or injury. Failures can arise from material defects or imbalances. Although modern designs include containment and monitoring and are tested and certified by the regulators.

7 https://www.ecolithiumbattery.com/lifepo4-battery-vs-lithium-ion-batteries/

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

The picture above illustrates the usage of the ZOOZTER™-100, capable of deploying 5 ultra-fast chargers, as a power booster in a charging station. The system is connected between the grid and 5 ultra-fast EV charger of 150 Kw and when EVs are connected to the charger, the ZOOZTER™-100 is flashing the stored energy and adding power to the existing power grid, enabling fast charging even if the grid capacity is not enough. The grid capacity in this case is 300Kw and as illustrated in the example above, by using the ZOOZTER™-100, the power grid does not require an upgrade to 750Kw.

The following image show the usage of a ZOOZTER™-100 as a power booster, installed in a customer site in Germany and connected to an ultra-fast EV charger.

Considering the chain-saw-like profile of the energy consumption of an EV ultra-fast charging station, a power booster can support the grid as a “peak-shaving” management, providing the response to the high-peak short surges of energy, while the consumption from the grid is stabilized. In that sense a power booster can defer or avoid a grid upgrade, because grid available power can be sufficient to provide the average consumption, while the power booster is the source for the peak-demand beyond grid’s power capacity.

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

The ZOOZTER™-100

In late 2022, ZOOZ introduced its second-generation product, the ZOOZTER™-100, initially in a pilot site in Zikhron Yaakov, Israel. In late 2022, ZOOZ completed the first installation of the system in Israel at a fast-charging station, which was built at the Dor Alon “Or Zikhron” station, in Zikhron Yaakov, Israel, as part of a joint pilot with Afcon Electric Transportation Ltd. and Dor Alon, supported by the Israeli Ministry of Energy and the IIA. As of December 31, 2024, ZOOZ is operating in a small number of territories, which mainly include Israel, Germany, the U.K. and the U.S. As of the date of this Annual Report, ZOOZ has several deployments in Israel, Germany, the U.K. and the U.S.

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

Below is an illustration of the ZOOZTER™-100 and its internal structure:

ZOOZ
Power Booster for
Ultra-Fast EV Charging
ZOOZTER™ 100
ZOOZ

ZOOZTER™-100

Air Condition
Inner Units
Drivers
Inverters
Fuse Boxes
Flywheels
MEU

ZOOZTER™-100 Internal structure

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

The following picture is summarizing the ZOOZTER™-100 flywheel design and advantages:

Proprietary Motor/Generator

- Unique high-speed, high-power, air-cooled, running in vacuum
- High efficiency, High reliability

Cast Steel Housing

- Sealed to hold vacuum
- Containment in case of rotor failure

Negligible Friction Configuration

- 0.5 Ton rotor balanced at a precision level of a small Gyro.
- Inherently safe by design
- Cost-effective, ~100% recyclable
- Proprietary manuf. process geared to high-efficiency mass production

Negligible Friction Configuration

- Magnetic Bearing - 3rd generation Halbach array
- Rotation in vacuum environment – eliminating air friction

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

According to a recent report8, assuming widespread EV adoption, commercial and passenger fleets in the United States are expected to include as many as eight million EVs by 2030 which would amount to between 10 and 15 percent of all fleet vehicles. As such, fleet operators are considering the transition of the fleet to EVs, the primary concerns are the fleet’s operational efficiency, considering the EV range limitations, the charging process duration and the need to minimize vehicle downtime. As for charging capabilities, fleet operators are aware of, and concerned by, the limited availability of public fast-chargers, and on the other hand when they consider building their own charging infrastructure, they learn, in many cases, that the grid power, at their parking/depot sites, is limited. Slow chargers installed on these depot/parking sites can provide a partial solution, mainly for over-night charging, but due to the long charging duration (several hours) provided by these chargers, this is not considered as a solution, since it puts at risk the efficient usage of the EV fleet. Combining ultra-fast charging infrastructure at the fleets’ depot / parking sites, can provide the needed flexibility and a solution to enable quick and convenient charging, and will allow an efficient operation of the fleet for various planned and unplanned tasks.

8 Charging electric-vehicle fleets is a huge business opportunity | McKinsey

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

Product – Market Fit

The customer needs

Each of ZOOZ’s target customer sectors face distinct challenges and has unique requirements.

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

Main Advantages of the ZOOZTER™-100

Given the described challenges for Charge Point Operator (CPOs), asset owners, and fleet operators, the implementation of the ZOOZTER™-100, a flywheel-based power booster, can offer several substantial benefits:

●	Fast installation: the ZOOZTER™-100 can be installed quickly, thus reducing time-to-market and facilitating swift charging infrastructure rollout.

●	Charger compatibility: the ZOOZTER™-100 is compatible with different types of chargers, offering versatility and allowing operators to avoid being locked into one specific charger type.

●	Flexibility: with the ability to be redeployed, the ZOOZTER™-100 acts as a long-term asset that can accelerate network rollouts and flexibly adapt to evolving needs.

●	Low maintenance: the ZOOZTER™-100 requires minimal maintenance, freeing resources for other critical business operations.

●	Lower total cost of ownership: due to its high number of charging cycles, compared to traditional battery systems, the ZOOZTER™100’s flywheel-based system can significantly reduce the total cost of ownership, making it a cost-effective solution for power boosting.

●	Longevity: with an expected lifespan of approximately 15 years, the ZOOZTER™-100 offers a robust and durable solution, increasing chargers’ availability and quality of charging services, while minimizing maintenance and the need for frequent batteries replacements and further contributing to operational cost savings.

●	Sustainability: the ZOOZTER™-100 stands as a “greener” alternative to traditional batteries, contributing to the sustainability goals of businesses in the EV charging sector.

●	Safety: the ZOOZTER™-100 is designed to offer enhanced safety, as it poses no fire hazardous materials – a prevalent risk associated with battery systems.

The ZOOZTER™-100 offers a valuable solution to help CPOs, businesses operators, asset owners, and Fleet Operators overcome key challenges, while offering cost-effective, sustainable, safe, and flexible benefits that make it a viable long-term asset.

Competition

As of the date of this Annual Report, ZOOZ competes with companies that offer three main types of solutions:

●	Standalone battery-based energy storage systems used as power booster;

●	Ultra-fast chargers with integrated battery-based energy storage (as a power booster); and

●	Flywheel-based power boosters.

Competition with standalone battery-based energy storage systems used as power booster

The first category of competition refers to standalone battery-based energy storage systems, which are being used as power boosters. Such system is built from modules of battery packs (different sizes and type gives different capacity and power) with system electronics and SW that control the overall performance. In many cases these systems were originally designed for energy storage applications, such as Solar farms and therefore may not be well optimized to the unique (high-power, short-peaks) profile of usage relevant for a power booster supporting the grid in an ultra-fast charging station.

Key advantages of these systems include a substantial storage capacity and relatively low upfront costs (CAPEX). However, these solutions come with a few notable drawbacks. Firstly, they exhibit a slow response time and low C-Rate (~0.5 typically), which implies prolonged charge-discharge periods (not suitable for the needs of an ultra-fast charging station). Secondly, they offer limited charging cycles, resulting in shorten lifetime, driving the need to replace the batteries (in some cases multiple of times) along the years a charging site is expected to operate. Consequently, these factors contribute to a high Total Cost of Ownership over the charging infrastructure’s lifespan, as well as a significant sustainability challenge, as those replaced batteries need to be recycled or properly buried.

Another significant concern with these systems is the elevated fire risk associated with chemical batteries, which might be increased due to the high-power rapid-cycling profile of operation while supporting the grid in an ultra-fast charging station.

In 2023, the global prices of BESS decreased and they are expected to continue to decrease, according to the Study, and they could therefore serve as an alternative to ZOOZ’s solutions even with the technology limitations.

In this category, ZOOZ’s competitors include BYD and other China-based companies which offer standalone battery-based energy storage systems, as well as Alfen, Kreisel and Tesvolt, which also offer standalone battery-based energy storage systems.

Competition with ultra-fast chargers with integrated battery-based energy storage

The second category of competition refers to ultra-fast chargers with integrated battery-based storage in order to enable an ultra-fast charging designed to overcome limited grid power. This solution shares the same advantages and disadvantages as standalone battery-based storage while introducing certain unique features.

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

In this category of competition, ZOOZ’s competitors include FreeWire, ADS-Tec, L-Charge, X-Charge and Kreisel Electric.

Competition with flywheel-based power boosters

The third category of competitors includes those utilizing flywheel technology, with similar concept as ZOOZ. While the overarching concept may appear analogous, the primary differentiating factors amongst these companies lie in the design of the flywheel, the materials employed in its construction, the production processes, and the maturity of their respective solutions.

There are three main categories of flywheel rotor materials: carbon fiber, solid steel and laminated steel. Although carbon fiber has very high mechanical properties, economically, its cost is too high for ZOOZ’s target markets and ZOOZ believes that it has a better fit for defense and aerospace applications.

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

Material Agreements

Cooperation Agreement with the New York Power Authority

On September 12, 2022, ZOOZ entered into a cooperation agreement with the New York Power Authority (“NYPA”) (as amended, the “NYPA Cooperation Agreement”) for the development, installation, implementation and demonstration of ZOOZ’s technology and products at locations where the power grid is limited.

Pursuant to the NYPA Cooperation Agreement, ZOOZ will establish and demonstrate an ultra-fast charging station, based on the ZOOZTER™-100 system, with financing in the amount of $0.97 million to be provided by NYPA in several milestone-based installments, of which ZOOZ has received $0.9 million as of December 31, 2024.

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

The ZOOZTER™-100 system for this pilot shipped in April of 2024 and the Pilot site was established during the second quarter of 2024 and started the Pilot’s trial period in the fourth quarter of 2024.

Distribution Agreement with Blink Charging Co.

On November 29, 2022, ZOOZ entered into a non-exclusive distribution agreement with Blink Charging Co. (“Blink”), a Nasdaq-listed company which owns and operates EV charging equipment and services in the U.S. and other jurisdictions, for the marketing, distribution, sale and deployment of the ZOOZTER™-100 in its American configuration in the U.S. (the “Blink Distribution Agreement”). Pursuant to the terms of the Blink Distribution Agreement, Blink shall be appointed as a distributor of ZOOZ’s ZOOZTER™-100 for a period of five years (unless the agreement is earlier terminated) and ZOOZ granted Blink the right to purchase ZOOZTER™-100 system at preferential prices. The Blink Distribution Agreement may be extended for additional two-year periods.

The Business Combination Agreement and Related Agreements

In connection with the consummation of the Business Combination, on March 21, 2024, the extraordinary general meeting of ZOOZ’s shareholders approved a reverse share split of the ZOOZ ordinary Shares (the “Recapitalization”), effective as of March 25, 2024, which was made at a conversion ratio of 11.43720665, and a corresponding amendment to ZOOZ’s amended and restated articles of association then in effect. In addition, pursuant to the Recapitalization, the outstanding all then-outstanding (i.e. outstanding as of January 31, 2024) ZOOZ warrants which by their terms are required to be exercised, or whose holder elects to exercise such warrants, in connection with the Closing (the “ZOOZ Continuing Warrants”) and ZOOZ options which have not been previously exercised were adjusted to reflect the Recapitalization and all ZOOZ securities outstanding prior to the consummation of the Merger, remained outstanding following the consummation of the Merger and were not affected by the Merger (other than adjustments in connection with the Recapitalization).

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

Closing and Effective Time of the Transactions

The Closing of the Business Combination took place on April 4, 2024. At the Effective Time, and upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with the Cayman Islands Companies Act (as amended) (the “Cayman Act”), Keyarch and Merger Sub consummated the Merger, pursuant to which Merger Sub was merged with and into Keyarch, with Keyarch being the surviving company, following which the separate corporate existence of Merger Sub ceased and Keyarch continued as the surviving company.

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

●	Lock-Up Agreements:

On July 30, 2023, ZOOZ office holders each entered into a Lock-Up Agreement with ZOOZ and Keyarch (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each shareholder party thereto agreed not to, during the period commencing from the Closing and ending on the earlier of (x) the date that is 180 days after the date of the Closing, (y) ZOOZ consummates a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of ZOOZ’s shareholders having the right to exchange their ZOOZ ordinary shares for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, establish or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

●	Non-Competition and Non-Solicitation Agreement:

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

●	Assignment, Assumption and Amendment to Warrant Agreements:

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

●	Sponsor Letter Agreement and Business Combination Marketing Agreement:

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

In addition, during 2023 and 2024, Keyarch issued certain promissory notes in favor of the Sponsor (the “Pre-Closing Sponsor Notes”), which Pre-Closing Sponsor Notes were not repaid as of the Closing. On April 4, 2024, ZOOZ and Keyarch issued a promissory note in favor of the Sponsor for the principal amount of $2,030,000 (the “Sponsor Note”), in satisfaction of the Pre-Closing Sponsor Notes. The Sponsor Note matures on April 4, 2026, and accrues interest at an annual rate of 8%, which interest increases to 15% if the Sponsor Note is not paid when due. In addition, ZOOZ is required to make mandatory cash prepayments on the Sponsor Note from time to time in amounts equal to 25% of the gross proceeds less sales commissions received by ZOOZ from equity or equity-linked financings following the issuance date and prior to maturity, provided that ZOOZ will not make any such prepayments until the EBC Note has been paid in full. Further, at any time after the EBC Note has been paid in full, the Sponsor may elect to have any amount of outstanding principal and/or accrued interest of the Sponsor Note satisfied by the transfer of Sponsor Earnout Shares then remaining in the Escrow Account (as defined below) to the Sponsor, with the price per Sponsor Earnout Share for purposes of determining the amount of the obligations satisfied under the Sponsor Note for such prepayment being equal to ninety percent (90%) of the volume weighted average price of an ordinary share of ZOOZ on the principal U.S. securities exchange on which ZOOZ’s ordinary shares then trade for the five trading day period ending on the trading day immediately prior to ZOOZ’s receipt of the applicable prepayment notice from the Sponsor. In addition, on the maturity date of the Sponsor Note, provided that the EBC Note has been paid in full, all outstanding obligations will be satisfied by the transfer of Sponsor Earnout Shares from the Escrow Account to the Sponsor using the same pricing terms as in the previous sentence, with the five-trading day period ending on the trading day immediately prior to such maturity date. Under the Sponsor Note, ZOOZ filed a registration statement registering the resale by the Sponsor of the Sponsor Earnout Shares.

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

The EBC Note matures on April 4, 2026, and accrues interest at an annual rate of 8%, which interest increases to 15% if the EBC Note is not paid when due. In addition, ZOOZ is required to make mandatory cash prepayments on the EBC Note from time to time in amounts equal to 25% of the gross proceeds less sales commissions received by ZOOZ from equity or equity-linked financings following the issuance date and prior to maturity. Further, at any time, EBC may elect to have any amount of outstanding principal and/or accrued interest of the EBC Note prepaid by the Sponsor by the transfer of Sponsor Earnout Shares then remaining in the Escrow Account (as defined below) to EBC, with the price per Sponsor Earnout Share for purposes of determining the amount of the obligations satisfied under the EBC Note for such prepayment being equal to ninety percent (90%) of the volume weighted average price of an ordinary share of ZOOZ on the principal U.S. securities exchange on which ZOOZ’s ordinary shares then trade for the five trading day period ending on the trading day immediately prior to the Sponsor’s and ZOOZ’s receipt of the applicable prepayment notice from EBC. In addition, on the maturity date of the EBC Note, all outstanding obligations will be paid by the Sponsor by the transfer of Sponsor Earnout Shares from the Escrow Account using the same pricing terms as in the previous sentence, with the five-trading day period ending on the trading day immediately prior to such maturity date. Under the EBC Note, ZOOZ agreed to file, within 30 days after the issuance date, a registration statement registering the resale by EBC of the Sponsor Earnout Shares.

The Sponsor Earnout Shares were deposited in an escrow account (the “Escrow Account”) at the Closing pursuant to an escrow agreement, dated April 4, 2024 (the “Escrow Agreement”), which Escrow Agreement governs the release of such Sponsor Earnout Shares in accordance with the Sponsor Letter Agreement, Sponsor Note and EBC Note.

●	Third-Party Transaction Expenses Arrangements:

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

●	Transaction Financing Subscription Agreement:

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

Standby Equity Purchase Agreement with Yorkville

On November 11, 2024, we entered into the SEPA with Yorkville.

Pursuant to the SEPA, and subject to customary conditions, we have the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the two-year period following the execution date of the SEPA, such amount of the ZOOZ ordinary shares for an aggregate purchase price of up to $12,000,000 in accordance with the terms of the SEPA (the “Commitment Amount”). Pursuant to the terms of the SEPA, any ZOOZ ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 97% of the market price, which is defined as the lowest daily VWAPs (as hereinafter defined) of the ZOOZ ordinary shares during the three consecutive trading days commencing on the trading day of our delivery of an Advance notice to Yorkville. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means for any trading day, the daily volume weighted average price of the ZOOZ ordinary shares for such trading day on ZOOZ’s principal market, which is the Nasdaq Capital Market (provided that in the event the ZOOZ ordinary shares are ever listed or traded on The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange, or the NYSE American, then the principal market shall mean such other market or exchange on which the ZOOZ ordinary shares are then listed or traded to the extent such other market or exchange is the principal trading market or exchange for the ZOOZ ordinary shares) during regular trading hours as reported by Bloomberg L.P.

Any sale and issuance of ZOOZ ordinary shares to Yorkville pursuant to the SEPA is subject to certain limitations, including that Yorkville is not permitted to purchase any ZOOZ ordinary shares that would result in it owning more than 4.99% of ZOOZ’s then outstanding voting power or ordinary shares (the “Ownership Limitation”), and that the total number of ZOOZ ordinary shares that ZOOZ may sell and issue in any consecutive 12-month period pursuant to the SEPA would not exceed 19.99% of the issued and outstanding voting rights of ZOOZ, calculated immediately prior to an issuance and sale of ZOOZ ordinary shares under the SEPA, unless further shareholder approval is obtained.

ZOOZ is not obligated to utilize any of the Commitment Amount available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the two-year term will depend on the market price for the ZOOZ ordinary shares and the number of ZOOZ ordinary shares actually sold and issued. The SEPA does not impose any restrictions on ZOOZ’s operating activities.

Pursuant to the SEPA, ZOOZ paid Yorkville an initial commitment fee in the amount of $100,000 (the “Initial Commitment Fee”), which was paid with a number of ZOOZ ordinary shares equal to the Initial Commitment Fee divided by the average of the daily VWAPs of the ZOOZ ordinary shares during the five consecutive trading days immediately prior to the date of the SEPA (the “Initial Commitment Shares”). Accordingly, ZOOZ issued 39,381 ZOOZ ordinary shares to Yorkville as the Initial Commitment Shares. In addition, ZOOZ shall pay Yorkville a deferred commitment fee in the amount of $100,000 (the “Deferred Commitment Fee”) within five trading days of the date upon which ZOOZ has first received Advances with an aggregate purchase price of $3,000,000 (“Deferred Fee Date”), which may be paid by the issuance to Yorkville of such number of ZOOZ ordinary shares that is equal to the Deferred Commitment Fee divided by the average of the daily VWAPs of the ZOOZ ordinary shares during the five consecutive trading days immediately prior to the Deferred Fee Date (the “Deferred Commitment Shares”), or may be paid in cash (which may be paid from the proceeds of an Advance), at the option of ZOOZ (the ZOOZ ordinary shares issuable as the Initial Commitment Fee and the Deferred Commitment Fee, the “Commitment Fee Shares”).

Yorkville’s obligation to purchase ZOOZ ordinary shares pursuant to the SEPA is subject to a number of conditions, including that a prospectus be filed with the SEC registering the Commitment Fee Shares and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act.

The SEPA contains customary representations, warranties and covenants, conditions to closing, indemnification obligations and termination provisions. The representations, warranties and covenants contained in the SEPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the SEPA, and may be subject to limitations agreed upon by the contracting parties.

Additional Agreements

●	Cooperation Agreements with EES GmbH, Mer, Parkstorm GmbH and an Investment Firm:

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

As of the date of this Annual Report, four of the sites (which were built in cooperation with Mer) are operational with the ZOOZTER™-100 systems and one additional system was purchased by EES and delivered to it by the Company.

●	Cooperation agreement with Afcon Electric Transportation Ltd:

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

In connection with the Project, ZOOZ received a grant of approximately NIS 1.2 million (equivalent to $333 thousand based on the Exchange Rate) from the IIA, accounting for approximately 40% of the Project’s budget. Accordingly, ZOOZ is subject to the rules and regulations of the IIA and the Innovation Law with respect to such grant. See “ZOOZ’s Business — Government Regulations— Other Regulations.”

The Cooperation Agreement was in effect until January 31, 2024, following which, Afcon Electric exercised its right to extend the term of the agreement for an additional 12-month period with ZOOZ’s prior approval until January 30, 2025. As of the date of this Annual Report, the Project successfully concluded.

Under the Cooperation Agreement, each party retains ownership of the intellectual property rights that it possesses at the time of signing the agreement. Neither party is permitted to use the other party’s intellectual property without obtaining the other party’s prior approval. In addition, the parties are subject to customary confidentiality obligations.

●	Binding Memorandum of Understanding with Dor-Alon (a leading operator of Gas Stations network in Israel, and operates, jointly with Afcon Electric Transportation, the “ON” charging network):

In addition to the pilot carried out during 2023 at the Dor-Alon station, on March 21, 2024, ZOOZ signed a binding memorandum of understanding with Dor-Alon, according to which, as part of a project, to be carried out in cooperation between ZOOZ, Dor-Alon and Afcon (jointly operating the ON charging network, which is the largest fast-charging network in Israel), the ultra-fast charging infrastructure at two Dor-Alon stations, on Highway 6 – the Magal station (on the east side of the highway) and the Na’an station (on the west side of the highway), will be upgraded, while installing two ZOOZTER™-100 systems (one at each station), and adding charging stations based on ultra-fast chargers, which allow charging with a power of up to 150 kW. The upgrade of the charging infrastructure is expected to enable a significant improvement in the experience of electric vehicle drivers who travel on Highway 6 as a major transportation corridor in Israel and are looking for charging services at these sites. In the first months of operation of the ZOOZTER™-100 systems at the Highway 6 sites, their ability to allow the addition of charging ports, and managing a large number of charging ports will be tested. Insofar as ZOOZ’s solution is proven to allow the addition of the aforementioned charging ports, the systems will be purchased by Dor-Alon, under conditions agreed upon between the parties. As of the date of this Annual Report, two ZOOZTER™-100 systems are installed and are operational in Dor-Alon’s gas stations along Highway 6.

●	Collaboration with Osprey Charging Network

On November 26, 2023, ZOOZ announced receipt of a Purchase Order for a ZOOZTER™-100 system, which is ZOOZ’s first entry into the U.K. market, and initiates a collaboration with Osprey Charging Network, one of the top-3 leading CPOs in the U.K. The parties agreed to collaborate and establish a first charging site in the U.K. where the limited grid will be supported by ZOOZ’s innovative kinetic power booster, the ZOOZTER™-100, enabling to upgrade the charging site with 150kW ultra-fast chargers, despite the power limitations of the electric grid on site. The parties have installed the ZOOZTER™-100 and the ultra-fast chargers during February 2024 and the site became operational during the third quarter of 2024. Following initiation of the site’s operation, the ZOOZTER™-100 will be evaluated by Osprey for a period of 12 months (which was extended by a few additional months), while the charging site is operational. Subject to completion of the successful evaluation by Osprey, Osprey may purchase the ZOOZTER™-100 system according to terms agreed by the parties. The U.K. market is one of the leading territories in the global EV market, showing accelerated adoption of EVs and rapidly growing public fast-charging infrastructure, and as such, the U.K. market was designated by ZOOZ as a strategic territory for the ZOOZTER™-100 market penetration and commercialization.

●	Purchase Order with SMYZE Intelligent Technology (Shanghai) Co., Ltd

On January 13, 2025, ZOOZ received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company incorporated under the laws of the People’s Republic of China controlled by Mr. Fang Zheng, a director of ZOOZ and the majority shareholder of the Sponsor, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. Following the approval of ZOOZ’s audit committee and board of directors, ZOOZ shipped such system to SMYZE in February, 2025.

In addition to the above, ZOOZ is working to establish additional collaborations with additional customers and partners in the U.S., the U.K. and the EU. There can be no assurance that ZOOZ’s efforts to establish such additional collaborations will be successful.

Research and Development

ZOOZ has an established data and technology-focused research and development organization centered in Israel. ZOOZ’s research and development team has deep expertise in development of flywheels and complex systems of power boosters (which are based on proprietary flywheel technology) which require high engineering capabilities of system engineering, mechanical engineering, electronics and electrical engineering, software engineering and other.

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

ZOOZ received grants from the IIA for certain projects and may receive additional grants in the future. Under the terms of the grants received, ZOOZ is required to pay royalties of 3% (which in some cases may be up to 5% pursuant the provisions of the Innovation Law) of the revenues it generates from its products which incorporate IIA funded know-how or as otherwise designated by the applicable IIA programs, approvals and the Innovation Law, until 100% of the grant is repaid plus Annual Interest for a File (as such term is defined in the IIA rules). As of December 31, 2024, ZOOZ had received grants from the IIA in the principal amount of NIS 2.5 million (approximately $0.7 million, based on the Exchange Rate). Therefore, ZOOZ’s contingent obligation for royalties to the IIA, net of royalties already paid or accrued, is NIS 2.8 million (approximately $0.8 million based on the Exchange Rate), including accumulated interest to such date.

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

As of December 31, 2024, ZOOZ had received grants from the BIRD in the principal amount of NIS 1.4 million (approximately $0.4 million, based on the Exchange Rate). Therefore, ZOOZ’s contingent obligation for royalties to BIRD, net of royalties already paid or accrued, is NIS 2.1 million thousand (approximately $0.6 million based on the Exchange Rate).

Grant from the Israeli Ministry of Economy and Industry

ZOOZ received a grant in the amount of NIS 0.19 million (approximately $0.05 million, based on the Exchange Rate) from the Israeli Ministry of Economy and Industry, under an Israeli governmental program designed to assist early-stage companies with their initial international marketing effectors (the “Ministry of Economy and Industry Project”). As of December 31, 2024, ZOOZ has utilized the full amount of the grant and the project has ended.

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

Pursuant to the terms of the Ministry of Energy Agreement, ZOOZ received a grant in the amount of NIS 0.6 million (approximately $0.17 million, based on the Exchange Rate). According to the terms of such grant, the Israeli Ministry of Energy and Infrastructure is entitled to receive royalties at a rate of 5% from commercialization of intellectual property developed in the framework of the Ministry of Energy-Financed Project, until the repayment of the grant (linked to the Israeli Consumer Price Index plus interest). Under the terms of the Ministry of Energy-Financed Project, the Israeli government was granted a non-exclusive, irrevocable licenses to use, for government purposes, the technology and intellectual property that will be developed in the framework of the Ministry of Energy-Financed Project.

Intellectual Property

ZOOZ relies primarily on patents, trademarks, domain names, copyright, know-how and trade secrets, confidentiality agreements and procedures, and other contractual arrangements to protect its technology.

As of December 31, 2024, ZOOZ owns 26 granted patents in the U.S., Europe, China and India. In addition, ZOOZ has filed 5 additional patent applications in the U.S., Canada, Japan, China and India, which as of December 31, 2024 are pending.

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

Human Capital and Employees

Overview

As of December 31, 2024, ZOOZ had 38 employees, all of whom are based in Israel other than one employee (employed through a third-party company) who was based as of such date in the U.K. Of ZOOZ’s employees based in Israel, 17 employees comprise ZOOZ’s research and development team, 12 employees comprise ZOOZ’s operations team, 5 employees comprise ZOOZ’s sales and marketing team (and ZOOZ has engaged with two additional sales persons in Germany and France after December 31, 2024, as part of its focus on increasing its sales and marketing efforts), and 4 employees comprise ZOOZ’s general and administrative team. In addition, ZOOZ engaged with 5 contractors and service providers under contractor, outsourcing or professional service contracts, who are providing ZOOZ with various professional services, including safety consultancy, controller services, IT services, IR services, etc. Given the uncertainties associated with the current “Swords of Iron” war in Israel, as well as the duration and scope of this conflict, ZOOZ has made adjustments to its human resources as well as adopting other expense reduction measures. These adjustments were aimed to enable ZOOZ to continue to focus on its immediate business goals while continually assessing the ongoing impact of the conflict on its business goals in the medium and long term.

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

Impact of the “Swords of Iron” War

On October 7, 2023, the “Swords of Iron” war started between Israel and the terrorist organizations in the Gaza Strip led by certain armed groups in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. This war is concentrated in the Gaza Strip which is along the southern region of the State of Israel, whereas the Hezbollah terrorist organization located in Lebanon and Syria, as well as the Houthis regime in Yemen has also engaged in hostilities. Israel has responded to the attacks against it with airstrikes and extensive mobilization of reserves. ZOOZ’s factory is located in the city of Lod, which is more than 50 kilometers from the Gaza Strip. ZOOZ’s facilities have not sustained any damage or injury and in accordance with the instructions of the National Emergency Management Authority of Israel, there is no limitation or denial of access or activity limitation in ZOOZ’s facilities. None of ZOOZ’s employees were directly harmed as a result of the war. As of December 31, 2024, ZOOZ operates continuously, although approximately 10% of ZOOZ’s employees were in reserve duty and a significant number of ZOOZ’s employees may be recruited again to reserves duty at any time without ZOOZ’s control. ZOOZ has adjusted, and will continue to adjust to the extent necessary, to the security situation in accordance with the directives of the National Emergency Management Authority. As of December 31, 2024, there is no known material impact on ZOOZ’s supply chain, although if the security situation continues, this may harm ZOOZ’s production capacity, as well as marketing activities outside of Israel. As of December 31, 2024, given the uncertainties associated with the current Swords of Iron war in Israel, as well as the duration and scope of this conflict, ZOOZ has made adjustments, and may be making additional adjustments, to its human resources as well as adopting other expense reduction measures, pursuant to which, ZOOZ’s average total monthly expenditures in 2024 and until December 31, 2024 has been approximately $700 thousands. These adjustments are aimed to enable ZOOZ to continue to focus on its immediate business goals while continually assessing the ongoing impact of the conflict on its business goals in the medium and long term. At this stage, ZOOZ is unable to accurately assess the scope of the war’s impact. In ZOOZ’s estimation, the continuation of the fighting may have a negative effect on its activities, however at this stage it is unable to anticipate the extent of the impact. For additional information, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Incorporation and Location in Israel - Conditions in Israel and in the Middle East may adversely affect our operations.”

Legal proceedings

From time to time, ZOOZ may be involved in various claims and legal proceedings relating to claims arising out of its operations. As of December 31, 2024, ZOOZ has not been a party to any material legal proceedings (including any such proceedings that are pending or threatened of which ZOOZ is aware), however it may be involved in the future in legal proceedings, claims, and government investigations in the ordinary course of business, which may include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

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

In particular, ZOOZ is subject to an evolving set of data privacy laws. In the ordinary course of its business, ZOOZ may process a significant amount of personal information and other regulated information from users of its products, employees and other third parties. Accordingly, ZOOZ is, or may become, subject to numerous privacy and data protection obligations, including local and foreign laws, regulations, guidance, and industry standards related to privacy and data protection. For additional information regarding the consumer protection and privacy laws and regulations that affect ZOOZ’s business, see the risk factor titled “ZOOZ is subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business” under the section titled “Risk Factors” in this Annual Report.

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

As ZOOZ received grants from the IIA, it is subject to certain restrictions under the Innovation Law. These restrictions may impair ZOOZ’s ability to perform or outsource manufacturing activities outside of Israel, granting licenses for R&D purposes or otherwise transfer outside of Israel the intellectual property and other know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to an Approved Program, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how) (the “IIA Funded Know-How”). Below is a description of the main obligations and restrictions imposed on a recipient of IIA grants (“Recipient Company”) under the Innovation Law, with respect to the use of its IIA Funded Know-How:

●	Royalty Payment Obligation. In general, the Recipient Company is obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services), whether received by the Recipient Company or any affiliated entity, developed (in all or in part), directly or indirectly, as a result of an Approved Program, or deriving therefrom, at rates which are determined under the Innovation Law (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company - i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines, or as otherwise designated by the applicable IIA programs, approvals and the Innovation Law), up to the aggregate amount of the total grants received by the IIA, plus Annual Interest for a File, as such term is defined under the IIA’s rules and guidelines.

●	Reporting Obligations. In general, the Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Programs and the related research expenses, and regarding the scope of sales of the Recipient Company’s products). In addition, any direct change in control of a Recipient Company must be notified to the IIA. In the event that a non-Israeli entity or a non-Israeli citizen or resident person becomes an “Interested Party” (as such term is defined in the Securities Law) in the Recipient Company, notification to the IIA is required, accompanied by a written undertaking (in the form available on the IIA website) by such party to be bound by the Innovation Law and by the terms of the Approved Program.

●	IIA Funded Know-How Transfer Limitation. Under the Innovation Law, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except under limited circumstances, and only with the approval of the IIA Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received (dollar linked) plus Annual Interest, as such term is defined under the IIA’s rules). The scope of the support received, the royalties that have already paid to the IIA, the amount of time that has elapsed between the date on which the IIA Funded Know-How was transferred and the date on which the IIA grants were received, the sale price and the form of transaction, will be taken into account in calculating the amount of the payment to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel. A transfer for the purpose of the Innovation Law means an actual sale of the IIA Funded Know-How, or any other transaction which in essence constitutes a transfer of such know-how (such as, providing an exclusive license to a foreign entity for R&D purposes, which precludes the Recipient Company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law. Upon payment of such redemption fee, the IIA Funded Know-How and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law.

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

Sales and marketing strategy

ZOOZ expects its sales and marketing strategy to focus on the following key items in the coming years:

●	Geographical spread: in the coming years, ZOOZ plans to focus its operations in countries with significant growth in transition to EVs. Initial market introduction and penetration efforts target the territories of Central and Western Europe and the U.S. At a later phase, ZOOZ intends to expand its marketing and sales efforts to Asia Pacific, and in particular to China, as a major global EV market, and other countries.

●	Product and value proposition: ZOOZ expects to leverage its unique flywheel technology and focus on related power boosting products, targeting the EV fast charging infrastructure market.

●	Customer diversity: the electric vehicle charging market is diverse. ZOOZ will target customers establishing and operating fast-charging infrastructure for EVs, especially in locations with high traffic and limited electrical infrastructure. Such customers include Charge Point Operators (CPOs), EPC (Engineering, Procurement, Construction) firms, fleet operators, business operators & real-estate asset owners, utilities.

●	Business models: ZOOZ’s main model is selling of its power booster systems as an equipment for ultra-fast charging infrastructure. With and following such sale, ZOOZ expects to offer professional services to its customers. ZOOZ may also consider leasing or renting options to facilitate customer adoption.

R&D strategy

ZOOZ focuses on enhancing its flywheel technology, expanding its product range, and aligning its offerings with market demands and trends in the EV charging sector.

Based on ZOOZ’s goals, market evolvement and product development strategy, ZOOZ will focus on the following major advancements in the upcoming years:

●	Further improvement of the current ZOOZTER™-100 design for enhancing the performance, further validation and improvement of reliability and robustness and reduction of production costs. This includes experiments and tests on raw material quality, manufacturing tolerances, and improvements aimed at cost reduction, robustness, and safety throughout the product’s life. These improvements might necessitate revisiting the certification processes of the flywheel.

●	ZOOZTER™-100 system development: ZOOZ is already moving forward with production of the ZOOZTER™-100 system. The related R&D and engineering efforts (through NPI process) are expected to focus on further performance improvement, cost reduction, validating and improving reliability and robustness, key subsystem enhancement and establishing additional and cost reduced supply chain sources.

●	Next-generation (ZOOZTER™-NG) system development: In the future based on the initial installations of the ZOOZTE R™-100 and market and customer inputs, ZOOZ is planning to launch the development of an advanced version of the ZOOZTER™ power booster system based on the advanced flywheel design (NG-FW). This system will cater to the growing demand for larger kinetic energy storage capacities, higher power outputs, and smaller dimensions. ZOOZ is expected to analyze market trends to characterize the future product considering market needs in the upcoming years.

●	Development of supporting products: ZOOZ is aiming to work on expanding its product and service portfolio for the EV charging infrastructure market. Examples include micro-grid management software enabling demand-charge costs reduction, continuous monitoring, improved network efficiency, and stabilization services. Additionally, future offerings may require developing software components, electrical and electronic parts to enhance system efficiency, and advanced configurations in line with market trends and customer needs, such as hybrid configurations (combining batteries, solar panels, and more).

Operations and Customer support

To support the sales of its products and services, ZOOZ intends to establish an operations arm, capable of delivering hundreds of systems. ZOOZ expects that this effort will encompass several key components:

●	Standardized flywheel production: ZOOZ has already set up an internal infrastructure for flywheel low rate, low volume production. In view of its expectations for a significant growth in demand, ZOOZ has initiated a plan to outsource production to partners and subcontractors, with greater capacity for high-volume high-rate production

●	The ZOOZTER™ serial production: ZOOZ is outsourcing the manufacturing and assembly of the ZOOZTER™-100 integrated system. As a first stage, the flywheel integration and final testing is done at ZOOZ’s facility. In preparation for growth in demand to its products, ZOOZ anticipates that this final stage of production will also be outsourced, such that the ZOOZTER™ products shall be integrated and go through the final testing procedures by the manufacturing partner and will then be shipped to ZOOZ’s customers.

●	Supplier network: ZOOZ is continuously working on development of its supply-chain with suppliers for various system components, aiming for long-term contracts, while training alternative suppliers to assure competitiveness and redundancy.

●	Local production: In certain territories, local production may be required as a criteria to win opportunities. Such local production may also be important in reducing costs (e.g. freight) and assuring streamlined deliveries to customers. In preparation for expected growth in ZOOZ’s orders’ pipeline, ZOOZ may engage with local partners at certain target markets.

●	Customer support: as ZOOZ is progressing with market introduction of its products, it is currently handling, with its own personnel, the system installations and customer support. In preparation expected for growth in demand and install base, ZOOZ may engage with local partners for installation and maintenance (following training by ZOOZ), thus allowing ZOOZ to focus on specialized and professional maintenance services.

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

D. PROPERTY, PLANTS AND EQUIPMENT

We are headquartered in Lod, Israel, where we lease office space and an operational site (used for research and development and initial production) of 1,443 square meters (in the total) from an unrelated third party (the “Office Space”), pursuant to a lease agreement entered into with such unrelated third party on July 25, 2021, as amended (the “Lease Agreement”). Of such Office Space, 208 square meters are leased pursuant to an amended to the Lease Agreement, dated July, 2022 (the “2022 Lease”). On November 3, 2024, we exercised our option to extend the Lease Agreement by an additional 3-year term ending on November 3, 2027, and the Lease Agreement was further amended such that with respect to the 2022 Lease, commencing on July 7, 2025, each party will have the right to terminate the space leased pursuant to the 2022 Lease by providing the other party with a 30-day prior notice.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with ZOOZ’s audited consolidated financial statements and the related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis is set forth elsewhere in this Annual Report, including information with respect to ZOOZ’s plans and strategy for ZOOZ’s business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” ZOOZ’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our” and the “Company” refer to ZOOZ and its consolidated subsidiary, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” refers to New Israeli Shekels.

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

ZOOZ (previously called Chakratec) was founded in 2013 as an incubator private company9 under the Capital Nature incubator, under the framework of the directives of the Chief Executive Officer of the IIA and focused on developing a new concept of flywheel.

ZOOZ develops, produces, markets, and sells systems that manage and optimize power delivery to clusters of Ultra-Fast EV chargers. Using specialized hardware based on flywheel kinetic energy storage and advanced energy management software, ZOOZ products help ensure optimal charging performance. When a charging cluster requires more power than the grid can provide, the ZOOZ solution overcomes grid limitations by providing additional ‘boosting energy.’ Beyond these boosting capabilities, ZOOZ offers standard energy storage solutions that enable price arbitrage by storing energy from the grid during off-peak rate periods.

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

Use of ZOOZ’s technology enables a power booster which is both reliable and delivers high quality repeatable performance over time, for up to 200,000 charge-discharge cycles. This is in contrast with the chemical battery-based solution, the use of which is limited to hundreds or just a few thousands of cycles.

Furthermore, the kinetic boosting system is a “green system.” It is environmentally friendly, as opposed to battery-based energy storage solutions, which are comprised of polluting chemicals, the use of which requires complicated, expensive recycling processes and involves other restrictions relating to transport, storage and/or use inside buildings, etc.

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

In March 2021, ZOOZ consummated its Israeli IPO.

In March 2022, ZOOZ completed a financing round through a private placement and a public offering in Israel. In the public offering, ZOOZ issued a total of 30,801 units, each comprised of 100 ZOOZ ordinary shares and 65 ZOOZ warrants (series 3) for gross proceeds of $25 million (NIS 82 million, based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022). The ZOOZ warrants (series 3) will vest over a period of three years, with an exercise price of $9.1 (NIS 32.0), based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022) for one year period and $1 (NIS 3.6, based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022) for additional two-year period. In addition, in the private placement, ZOOZ issued a total of 3,736 units, each comprised of 100 ZOOZ ordinary shares and 85 ZOOZ warrants (series 3), as well as 1,419 units, each comprised of 100 ZOOZ ordinary shares and 65 ZOOZ warrants (series 3), for gross proceeds of $4 million (NIS 14 million, based on the NIS/US$ representative exchange rate as published by the Bank of Israel as of December 31, 2022). The total gross proceeds from the financing round were approximately NIS 96 million.

In May 2022, ZOOZ rebranded and changed its name from Chakratec Ltd. to ZOOZ Power Ltd.

In the second half of 2022, ZOOZ introduced its second-generation product, the ZOOZTER™-100. The ZOOZTER™-100 was first introduced to the market and installed in a pilot site in Zikhron Yaakov, Israel.

9 An incubator company is a project company that operates under a technological incubator and is partly financed by the IIA.

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

Starting 2023, ZOOZ initiated market penetration efforts with deliveries of the ZOOZTER™-100 to its customers and partners in Israel, Europe and the U.S., including:

(a) In January, 2023, a first site in Israel, which was supported by the ZOOZTER™-100, commenced commercial operation. This site was established as a Pilot site, in collaboration with Afcon e-mobility and Dor-Alon gas stations (the operators of “ON” charging network, which is the biggest fast charging network in Israel), and with the support of the IIA and the Israeli Ministry of Energy.

In March 2024, ZOOZ announced that based on the successful pilot with Afcon and Dor-Alon, it was agreed with Dor-Alon that two ZOOZTER™-100 systems will be installed at two of Dor-Alon’s gas stations along Highway 6 (one of Israel’s main transportation corridors), aiming to enable additional ultra-fast chargers in these sites, despite the grid’s limitations. In accordance with the engagement terms between the parties, in May and June 2024, ZOOZ announced the installation and operation of such two ZOOZTER™-100 systems in Dor-Alon’s gas stations along Highway 6. The ability of these two ZOOZTER™-100 systems to support these multi-charger sites was evaluated for a period of several months and following successful completion of this assessment, one of the ZOOZTER™-100 was purchased and the second system is expected to be purchased by Dor-Alon (pursuant to terms agreed by the parties).

(b) During the second quarter of 2023, two charging sites, located in Herrenberg Germany, were built (in cooperation with Mer), with fast-chargers supported by the ZOOZTER™-100 systems, finalized commissioning and started commercial operation.

(c) During the fourth quarter of 2023, two additional ZOOZTER™-100 systems were installed and commissioned (in cooperation with Parkstorm GmbH) in two additional charging sites in Germany (in Reiskirchen and Weiterstadt, located in Greater Frankfurt). These sites started commercial operation during the second quarter of 2024 and in July 2024, the Company received one additional purchase order for one additional system, which was supplied by ZOOZ in November, 2024.

(d) During the third quarter of 2023, the first site in the U.S., at Scotchman Gas Station in Rock Hill, South Carolina, was built, and finalized commissioning and in October 2023, started commercial operation. This site was established as part of a joint pilot with ARKO Corp (a major U.S. convenience stores network). In June 2024, Arko Corp. together with ZOOZ decided to terminate the trial of the ZOOZ solution at the Arko site and as a result terminated the memorandum of understanding with ZOOZ in accordance with its terms.

(e) During the third quarter of 2023, a ZOOZTER™-100 system was delivered to the U.S. and placed at the La-Guardia airport in NYC, in preparation to a joint pilot with a major car rental company. The required permits were received by the La-Guardia Port Authority in the first quarter of 2024, after which the construction work commenced. As of the date of this Annual Report, this site and the joint pilot with such major car rental company are not operational.

(f) In January 2024, a ZOOZTER™-100 system was delivered to the U.K., for a first site which was built in collaboration with Osprey, one of the leading charging operators in the U.K. The construction of this site was finalized during the first quarter of 2024 and started commercial operation during the third quarter of 2024. Osprey and ZOOZ agreed that the ZOOZTER™-100 system will be evaluated during the first 6 months, which were extended by additional several months, due to low traffic on site which resulted from contracting maintenance performed by local authorities (not related to ZOOZ or Osprey) and if such evaluation is successfully completed, the ZOOZTER™-100 system will be purchased by Osprey (pursuant to terms agreed by the parties).

(g) On January 13, 2025, ZOOZ received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company incorporated under the laws of the People’s Republic of China controlled by Mr. Fang Zheng, a director of ZOOZ and the majority shareholder of the Sponsor, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. Following the approval of ZOOZ’s audit committee and board of directors, ZOOZ shipped such system to SMYZE in February, 2025.

Business Combination Agreement

On July 30, 2023, ZOOZ and its wholly-owned subsidiary entered into the Business Combination Agreement with Keyarch. The Business Combination Agreement and the related transactions were unanimously approved by both ZOOZ’s board of directors and the Keyarch board of directors. The Business Combination and other transactions contemplated by the Business Combination Agreement, as amended, closed on April 4, 2024, after receipt of the required approval by ZOOZ’s shareholders and Keyarch’s shareholders and the fulfillment of certain other conditions. In connection with the Business Combination Agreement, Keyarch also obtained commitments for the purchase in private transactions that closed concurrently with the Business Combination of $13 million of the ZOOZ ordinary shares. In connection to the Closing of the Business Combination, ZOOZ’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024.

Standby Equity Purchase Agreement

On November 11, 2024, ZOOZ entered into the SEPA with Yorkville. Pursuant to the SEPA, and subject to customary conditions, ZOOZ has the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the two-year period following the execution date of the SEPA, such amount of the ZOOZ ordinary shares for an aggregate purchase price of up to $12,000,000 in accordance with the terms of the SEPA (the “Commitment Amount”). Pursuant to the terms of the SEPA, any ZOOZ ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 97% of the market price, which is defined as the lowest daily VWAPs (as hereinafter defined) of the ZOOZ ordinary shares during the three consecutive trading days commencing on the trading day of ZOOZ’s delivery of an Advance notice to Yorkville. ZOOZ may also specify a certain minimum acceptable price per share in each Advance. For additional information regarding the SEPA, see below under “Business – Material Agreements – Standby Equity Purchase Agreement with Yorkville.”

A. OPERATING RESULTS

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

Target territories, verticals, customers and partners

As of December 31, 2024, ZOOZ has gained limited experience in a small number of territories, which mainly include Israel, Germany, the U.K. and the U.S. As of the date of this Annual Report, ZOOZ has several deployments in Israel, Germany, the U.K. and the U.S. ZOOZ currently plans to later expand to additional territories in Asia Pacific (namely China, Japan and South Korea). It is expected that in each of these territories, the above market trends will generate increasing demand for power boosting solutions.

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

Innovation of advanced technology

ZOOZ is differentiating its offering, from other competing products and solutions, based on its innovation in the field of flywheel-based energy storage. ZOOZ business results are dependent on its ability to mature its flywheel technology and the ZOOZTER™-100 power booster product, develop complementary features and offering (e.g. SW-related products and add-ons), adapting the offering and market-fit in according to lessons-learnt from market-penetration phase (pilots and early deployment) in accordance with trends, regulations and evolving needs of the various market players.

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

Production capacity and supply chain

As a technology and innovation focused company, ZOOZ intends to outsource the production of its products to partners who will be responsible for procurement, manufacturing, integration and testing of ZOOZ’s products. In view of the significant demand that ZOOZ expects for its products, ZOOZ needs to make significant efforts and investments in building its supply chain, training and certification of its suppliers, supporting NPI (New Product Introduction) and outsourcing process, as well as guiding and monitoring the performance of its suppliers to assure deliveries of high-quality products to the customers.

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

Unfavorable Global or Domestic Political or Economic Conditions

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which we operate could adversely affect our operations and operating results and can result in increased operations costs. In February 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to A2 (from a level of A1), and also lowered the rating outlook from “stable” to “negative”. In its report, Moody’s estimated that the broad implications of the “Swords of Iron” war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future. In April 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed above, and the geopolitical risks that Israel has been dealing with since the outbreak of the “Swords of Iron” war. While these downgrades do not have an immediate nor direct impact on us, an extended period of economic disruption, including a continued market downfall in Israel, which may be impacted by such downgrades, by future downgrades, by the continuing armed conflict between Israel and its surrounding countries, including as a result of the “Swords of Iron” war and the political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, as well as a continued market downfall in the United States or any other major market in which we operate, could materially affect our ability to secure additional funds and could further materially affect our business, strategy, results of operations and financial condition.

To date, our operations and business have not been materially impacted by the hostilities involving Israel, including the “Swords of Iron” war and the additional armed conflicts between Israel and its surrounding countries (including Iran, Hezbollah (a Shia Islamist political party and militant group based in Lebanon), the Houthi movement which controls parts of Yemen, and Iranian-backed militias in Syria), nor by the political and social condition in Israel, including the effects of the ICJ and ICC decisions and the recent political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation. In addition, to date, our operations and business have not been materially impacted by the Russia and Ukraine conflict. However, the hostilities involving Israel and the political and social condition in Israel mentioned above, as well as the ongoing Russia and Ukraine conflict and other global economic factors, have caused a negative impact on the outlook for the global economy and created significant volatility and disruption of financial markets. In addition, the “Swords of Iron” war and the other hostilities involving Israel in particular have a potential of having a greater effect for companies that have a significant presence in Israel. For instance, the “Sword of Iron” war and the other hostilities involving Israel, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us, and may cause, among other things, major devaluation in the NIS. Should any of these conflicts still persist or expand to include additional countries or regions, we could be impacted. We will continue to assess global and regional conflicts and the situation in the financial markets and any impact they may have on our ability to access additional funds.

Exchange Rate

A significant portion of our expenses is denominated in currencies other than the dollar. ZOOZ is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change in foreign currencies against the dollar could increase or reduce ZOOZ’s expenses and net loss and impact the comparability of results from period to period.

The appreciation (devaluation) of the dollar against the NIS was 0.6%, 3.1% and 13.2% in 2024, 2023 and 2022, respectively. For example, for the year ended December 31, 2024, assuming a 10% devaluation of the dollar against the NIS, we would have experienced an increase in our net loss of approximately $0.8 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $0.8 million. Should Moody’s, S&P Global Ratings’ or other financial rating firms further downgrade the Government of Israel’s foreign-currency and local-currency issuer ratings, this could have a negative impact on the value of our NIS denominated holdings. For more information regarding exchange rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Interest rate

From time to time, a portion of our cash and cash equivalents is invested in short term bank deposits or in marketable securities and bears interest or yields that depends on the interest rate. ZOOZ’s financial income is therefore subject to interest rate risk. Interest rates can be volatile, and a substantial change in interest rates could increase or reduce ZOOZ’s financial income. In addition to the impact on our cash and cash equivalents, rising interest rates, or the perception thereof, may have wide economic impacts, including an adverse impact on capital markets, the price of our shares and on supplies that we require to conduct our different operations. For more information regarding interest rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Components of Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our audited consolidated financial statements. The following discussion should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report.

Revenue

Revenue is generated from sale of ZOOZTER™-100 products, in addition to professional services provided to customers in support of installation, operation and maintenance of these products. Future revenues’ streams may also be generated from services based on software products which will be provided as add-on / complementary features to our power boosting solutions, by providing services that include consulting, training, commissioning, and other services related to supporting our customers in establishing charging infrastructure of EVs, as well as by leasing or renting our products.

Cost of revenues

Cost of revenues primarily consists of product costs consisting of bill-of-materials (BOM) costs, manufacturing labor costs (salaries and related expenses), operations-related costs (salaries and expenses of related team such as procurement, quality, support, etc.), costs related to deliveries (packaging, freight, insurance, etc.), warranty, and royalty costs. In Addition, ZOOZ periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made when required to write-down inventory to its market value.

Research and development expenses

Research and development expenses consist primarily of employee compensation and related costs, professional services and consulting expenses, and non-capitalized costs associated with the research of advanced innovation, development of new products and features, engineering geared towards products’ modifications, enhancement, cost reduction and outsourcing, engineering efforts for professional support of customers (at the stage of market introduction and acquiring new customers), deductions of grants received, and materials for product trials and testing. Such costs are charged to the statement of operations as incurred.

Sales and marketing expenses

Sales and marketing expenses consist of costs for business development, customer success, product launch costs and marketing and advertising costs. This also includes employee compensation, agents and partners’ commission fees, deductions of grants received, and related costs to support the sales and marketing process.

General and administrative expenses

General and administrative expenses consist primarily of compensation, benefits and overhead expenses associated with CEO, finance and administration team. This also includes directors’ compensation, directors’ and officers’ liability insurance, expenses related to the Company’s listing for trading on the Nasdaq and TASE, internal and external accounting and legal and administrative resources.

Depreciation

ZOOZ depreciates its assets on a straight-line basis in accordance with our accounting policies. The useful lives are three years for computers, seven years for furniture and office equipment, five years for ZOOZTER™-100 pilot systems, and the lesser of the asset useful life or remaining lease term for leasehold improvements. ZOOZ expects pilots’ depreciation expenses to remain at its current level as part of ZOOZ’s market penetration efforts.

Financial income (expenses), net

Financial income (expenses), net primarily includes gains (losses) from foreign exchange fluctuations, interest on the EBC and Sponsor Notes, SEPA set up fees, bank charges, fair value adjustments of warrants liability and financial income from interest on deposits. ZOOZ conducts transactions worldwide and settles accounts with its financial intermediaries in various currencies. Interest income from cash and cash equivalents deposited in its accounts is also included under financial income, net, which vary based on cash and cash equivalents, and with market rates.

Results of Operations

The following table sets forth our results of operations data for the periods presented:

	Year ended December 31,
	2024	2023	2022
	(dollars in thousands)
Revenue	1,041	764	-
Cost of revenue	1,527	1,869	178
Gross Loss	(486)	(1,105)	(178)
Operating expenses:
Research and development, net	5,062	5,215	4,163
Sales and marketing	1,324	3,041	1,672
General and administrative	3,664	2,850	2,189
Total operating expenses	10,050	11,106	8,024

Operating loss	(10,536)	(12,211)	(8,202)

Interest expenses	(171)	-	-
Finance income (expenses), net	(283)	456	377
Net loss for the year	(10,990)	(11,755)	(7,825)
Net loss per ordinary share attributable to shareholder– - basic and diluted	(1.09)	(1.99)	(1.51)
Weighted average ordinary shares outstanding – basic and diluted in thousands	10,070	5,912	5,166

Net Loss	(10,990)	(11,755)	(7,825)
Other Comprehensive loss
Reporting currency translation gain (loss)	267	(819)	(1,965
Total comprehensive loss	(10,723)	(12,574)	(9,790)

Cost of Sale

	Year ended December 31,
	2024	2023	2022
	(dollars in thousands)
Cost of Sales	1,527	1,869	178

For the year ended December 31, 2024, cost of revenue primarily consisted of: (a) cost of systems that were sold and recognized for revenues, (b) anticipated net realizable value of disposition of existing inventory assets, (c) provision for warranty, and (d) provision for royalties.

For the year ended December 31, 2023, cost of revenue primarily consisted of: (a) cost of systems that were sold and recognized for revenues, (b) anticipated net realizable value of disposition of existing inventory assets, (c) provision for warranty, and (d) provision for royalties.

For the year ended December 31, 2022, cost of revenue primarily consists of an inventory write-off of $178 thousands. The cost of revenue reflects anticipated net realizable value on disposition of existing inventory assets.

Operating Expenses

	Year ended December 31,
	2024	2023	2022
	(dollars in thousands)
Research and development, net	5,062	5,215	4,163
Sales and marketing, net	1,324	3,041	1,672
General and administrative	3,664	2,850	2,189
Total operating expenses	10,050	11,106	8,024

For the year ended December 31, 2024, the total operating expenses include changes in fair value of liability-classified awards in the amount of $75 thousands.

For the year ended December 31, 2023, and 2022, the total operating expenses are offset by the changes in fair value of liability-classified awards in the amounts of $722 thousands and $2,294 thousands, respectively.

Research and Development Expenses, Net

For the year ended December 31, 2024, research and development expenses, net, decreased by approximately $153 thousands, from $5,215 thousands for the year ended December 31, 2023, to $5,062 thousands for the year ended December 31, 2024.

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

For the years ended December 31, 2024, 2023 and 2022, grants from government and others, in the amounts of $17 thousand, $118 thousand and $359 thousand, respectively, were deducted from research and development expenses.

The research and development activities relate primarily to advanced stages of the development of ZOOZTER™-100, including prototypes for a reduced-cost model of ZOOZTER™-100, new motor driver, CE certification tests of the European configuration of the product, testing according to the UL standards for the U.S.-configuration, FW’s endurance and safety activity.

Furthermore, the expenses include costs of subcontractors supporting NPI process, development of customized components of the flywheels and ZOOZTER™-100 (such as motors, drivers, and electrical cabinets) and certification process.

The decrease in research and development expenses, net, in 2024 was decrease in head count allocated to R&D activity and to completion of the UL certification process that concluded in 2023. This decreased was slightly offset by increase in prototype expenses and new motor driver expenses (customized components of the flywheels and ZOOZTER™-100).

The increase in research and development expenses, net, in 2023 was mainly due to testing performed as part of the U.S. certification process for the ZOOZTER™-100. The increase in research and development expenses, net, in 2022 was due to an increase in head count and investment in two R&D prototype systems (CE-configuration and UL-configuration).

Sales and Marketing Expenses

Sales and marketing expenses decreased by approximately $1,717 thousands, from $3,041 thousands for the year ended December 31, 2023, to $1,324 thousands for the year ended December 31, 2024.

Sales and marketing expenses increased by approximately $1,369 thousands, from $1,672 thousands for the year ended December 31, 2022, to $3,041 thousands for the year ended December 31, 2023.

Sales and marketing expenses increased by approximately $685 thousands, from $987 thousands for the year ended December 31, 2021, to $1,672 thousands for the year ended December 31, 2022.

The decrease in 2024 compared to 2023 is attributed to decrease in headcount in the sales and marketing team, recognition of the grants received from NYPA and related designated expenses, which effectively offset sales and marketing expenses in 2024, and the recording of material expenses in 2023 that were not incurred in 2024, specifically significant costs related to turnkey projects aimed at accelerating penetration into target markets which were incurred in 2023 only. These expenses were non-recurring, and as such, no similar costs were recorded in 2024.

The increase in 2023 compared to 2022 is primarily attributed to an increase in head count, promoting pilots and turnkey projects to accelerate the penetration into target markets, investment in the building of a pilot site at Scotchman Gas Station in Rock Hill, South Carolina and increase in participation in marketing events. The increase in 2022 compared to 2021 is primarily attributed to investment in a re-branding campaign of ZOOZ and increased expenses in marketing materials.

For the year ended December 31, 2024, grants from NYPA in the amount of $635 thousand were deducted from Sales and Marketing Expenses. The amounts received in the year ended December 31, 2023, were recorded as grants in advance and were not deducted from Sales and Marketing Expenses.

General and Administrative Expenses

General and administrative expenses increased by approximately $814 thousands, from $2,850 thousands on for the year ended December 31, 2023, to $3,664 thousands for the year ended December 31, 2024.

General and administrative expenses increased by approximately $661 thousand, from $2,189 thousands on for the year ended December 31, 2022, to $2,850 thousands for the year ended December 31, 2023.

General and administrative expenses increased by approximately $161 thousands, from approximately $2,028 thousands for the year ended December 31, 2021, to approximately $2,189 thousands for the year ended December 31, 2022.

The increase in 2024 compared to 2023 is mainly attributed to D&O insurance cost and other expenses related to the Company’s listing for trading on the Nasdaq following the consummation of the Business Combination, effective as of April 4, 2024.

Financial Income (expenses), Net

Financial income, (expenses), net, decreased by approximately $910 thousands from financial income of $456 thousand for the year ended December 31, 2023, to financial expenses of $454 thousand for the year ended December 31, 2024.

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

The increase in financial expenses, net, in 2024 compared to 2023 is primarily attributed to (a) interest accrued on the EBC and Sponsor Promissory Notes, bearing 8% interest starting April 4, 2024, (ii) the strengthening of the NIS compared to the USD by 3% during the period commencing on the consummation of the Business Combination and until December 31, 2024, which led the Company to record financial expenses arising from exchange rate differences, and (iii) SEPA set up fees. The increase in financial expenses was offset by income from interest on bank deposits.

The increase in financial income (expenses), net, in 2023 compared to 2022 is primarily attributed to income from interest on bank deposits maintained in NIS and dollar, and foreign exchange fluctuations.

Liquidity and Capital Resources

Sources of liquidity

ZOOZ has historically funded its operations primarily from private placements of its equity securities, public offerings of its securities following the Israeli IPO and the Business Combination and Merger. As of the date of this Annual Report, ZOOZ’s principal sources of funding have been the net proceeds received in the Israeli IPO, net proceeds received in a private placement and a public offering in Israel, which was completed in March 2022, which amounted to $52 million, net, in the aggregate, and the Business Combination and Merger, in which ZOOZ received a net amount of $10 million, pursuant to the terms of the Business Combination Agreement.

Funding requirements

ZOOZ expects its expenses to increase in connection with its ongoing activities, particularly as it continues research and development activities and incurs significant commercialization expenses related to product sales, marketing and distribution. Since ZOOZ has only recently commenced commercial sales of its products and considering its expected cash usage, ZOOZ’s cash balance as of December 31, 2024, and as of the date of approval of the audited consolidated financial statements for the period ended December 31, 2024, is not sufficient to continue ZOOZ’s operations for at least 12 months from the date of approval of the audited consolidated financial statements. Accordingly, ZOOZ expects that it will need to obtain substantial additional funding in connection with its continuing operations. ZOOZ believes that it could finance its needs through the issuance of equity securities, including through the SEPA, debt securities or other arrangements, however, ZOOZ cannot guarantee that it will be able to obtain financing through the issuance of any of the above arrangements on reasonable terms. If ZOOZ is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts. In order to continue ZOOZ’s operations, including research and development and sales and marketing, ZOOZ is looking to secure additional financing from various sources, including additional investment funding. These circumstances raise substantial doubt about ZOOZ’s ability to continue as a going concern.

As of December 31, 2024, ZOOZ had cash and cash equivalents of approximately $7,532 thousand. As of December 31, 2023, ZOOZ had cash and cash equivalents of approximately $6,672 thousands. To date, ZOOZ has not generated enough revenues from its activities and therefore continues to depend on fundraising from new and existing investors to finance its activities, which will continue until a positive cash flow from its business operation is achieved, although ZOOZ can give no assurance that it will be able to generate positive cash flow from operations. These fundraising activities include the fundraising as described below under the paragraph of “— Recent Developments”, as well as other equity or debt financings.

Governmental and other grants

A portion of ZOOZ’s research and development efforts were financed through grants from the IIA and other Israeli governmental institutions (the Ministry of Economy and the Ministry of Energy), the BIRD Foundation and from NYPA (for sales and marketing efforts). The total grants that ZOOZ received until December 31, 2024, amounted to approximately $2.2 million.

ZOOZ is required to pay to the IIA, with respect to the royalty-bearing grants, royalties at the rate of 3% (which may be up to 5% in accordance with the Innovation Law) of the revenues we generate from our products and/or services which incorporate Financed Know-How, or IIA Products, or as otherwise designated by the applicable IIA programs, approvals and the Innovation Law, until 100% of the dollar value of the grant is repaid, plus, as follows: (i) with respect to grants received on or after January 1, 1999 and until December 31, 2023, the applicable interest is (a) LIBOR interest until December 31, 2023, and (b) from January 1, 2024, the 12 months Term SOFR interest as published on the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, together with an additional 0.71513% to the applicable interest rate, and (ii) with respect to grants received on or after January 1, 2024, the applicable interest shall be the 12 months Term SOFR interest as detailed in section (b) above.

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

Pursuant to the terms of the BIRD Agreement, BIRD undertook to bear 50% of the BIRD-Funded Project implementation expenses, up to a total amount of $0.9 million, upon achievement of several milestones. The total grants that ZOOZ received from the BIRD Foundation until December 31, 2024, amounted to approximately $411 thousand. ZOOZ is committed to pay royalties to BIRD at a rate of 5% of the sales of the American configuration of the ZOOZTER™-100 system, up to 100% of the amount of the grants received if full repayment made by April 1, 2024, 113% if full repayment is made by April 2025, 125% if full repayment is made by April 2026, 138% if full repayment is made by April 2027, and 150% if full repayment is made after April 2027.

On September 12, 2022, ZOOZ entered into the NYPA Cooperation Agreement with NYPA for the development, installation, implementation and demonstration of ZOOZ’s technology and products at locations where the power grid is limited. Pursuant to the NYPA Cooperation Agreement, ZOOZ will establish and demonstrate an ultra-fast charging station, based on the ZOOZTER™-100 system, with financing in the amount of $970 thousands to be provided by NYPA in several milestone-based installments, of which ZOOZ received until December 31, 2024, $885 thousand. According to the NYPA Cooperation Agreement, ZOOZ shall be required to pay NYPA royalties from revenues derived in the U.S. from the sale, licensing or usage of ZOOZ’s product, in a total amount not to exceed the total financing provided by NYPA pursuant to the agreement.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

As of December 31, 2024, ZOOZ had an accumulated deficit of $58.2 million. During the year ended December 31, 2024, ZOOZ incurred operating losses of approximately $10.9 million and a negative cash flow from operating activities of approximately $9.9 million. ZOOZ’s current operating plan includes various assumptions concerning the level and timing of cash outflows for operating activities. ZOOZ’s ability to successfully carry out its business plan is primarily dependent upon its ability to obtain sufficient additional capital and increase its revenue and reduce its costs. There are no assurances that ZOOZ will be successful in obtaining an adequate level of financing needed for the long-term business plan or that any financing will result in and increasing its profitability.

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

ZOOZ also expects its losses and the cash flow used in operations to be higher in future periods as it:

●	increases its sales and marketing activities.

●	increases its expenses related to cost-reduction and production outsourcing efforts; and

●	increases its general and administrative expenses to support the growth and U.S. public company infrastructure.

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

Cash Flows Summary

The following table summarizes ZOOZ’s cash flows for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
	(dollars in thousands)
Net cash used in operating activities	(9,928)	(12,232)	(10,547)
Net cash provided by (used in) investing activities	159	(1,339)	(500)
Net cash provided by financing activities	10,727	-	27,870

Cash Flows from Operating Activities

Cash flows used in operating activities decreased by approximately $2,304 thousands from approximately $12,232 thousands for the year ended December 31, 2023, to approximately $9,928 thousands for the year ended December 31, 2024. The decrease is primarily attributed to a decrease in net loss and an increase in non-cash operating activities.

Cash Flows from Investing Activities

Cash flows used in investing activities decreased by approximately $1,498 thousand, from approximately $1,339 thousands used for the year ended December 31, 2023, to approximately $159 thousands provided by investing activities for the year ended December 31, 2024.

The decrease is primarily attributed to the investment in property and equipment made in 2023, which was not recurring in 2024. In addition, during the year ended December 31, 2024, ZOOZ invested $3,500 thousand in short term deposit which was released during the year.

Cash Flows from Financing Activities

Cash flows provided by financing activities increased by approximately $10,727 thousands, from approximately $0 for the year ended December 31, 2023, to 10,727 thousands for the year ended December 31, 2024. The increase is primarily attributed to the proceeds received by ZOOZ as part of the consummation of the Business Combination.

Key Financial and Operating Metrics

In evaluating its business, ZOOZ considers its cash, inventory, research and development expenses, sales and marketing expenses and net cash used in operating activities. These factors are discussed below with respect to the results of its operations for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022
	(dollars in thousands)
Cash	7,532	6,672	20,569
Inventory	2,320	2,848	1,767
Research and development expenses	5,062	5,215	4,163
Sales and marketing expenses	1,324	3,041	1,672
Net cash used in operating activities	(9,928)	(12,232)	(10,547)

Off-Balance Sheet Arrangements

ZOOZ has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our contractual obligations as of December 31, 2024.

		Payments due by period
(dollars in thousands)	Total	2025	2026	2027	2028	2029
Operating leases	1,041	397	351	293	-	-

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

Cost of inventories is assigned as follows:

●	Raw material – at cost of purchase represents the first in, first out method.

●	Work in process – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

●	Finished product – based on bill of material, contracting, manufacturing costs and with the addition of allocable indirect manufacturing costs.

ZOOZ periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Once written-down, a new lower cost basis for that inventory is established.

Revenues

ZOOZ generates revenues from the sale of flywheel-based power boosting and power management solutions for ultra-fast EV charging.

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

ZOOZ accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. ZOOZ’s contract includes one type of performance obligation, which is satisfied at a point in time. ZOOZ recognizes revenue upon transfer of control of the system to the customer in an amount that reflects the consideration that ZOOZ expects to receive in exchange for the system. The transfer of control over the system occurs when ZOOZ fulfils its performance obligations according to the agreed-upon terms of the contract with the customers. ZOOZ does not provide a right of return. ZOOZ provides to customers a limited warranty assurance that the systems are in compliance with the applicable specifications at the time of delivery. Under the standard terms and conditions of sale, liability for certain failures of product during the stated warranty periods are limited to repair or replacement of defective items.

During the reporting period, ZOOZ delivered its systems to several customers in Germany and in Israel. ZOOZ recognizes revenue related to the sale of the systems during the reporting period after completing its performance obligations.

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

ZOOZ received royalty-bearing grants, which represent participation of the IIA, other Israeli governmental institutions and BIRD in approved programs for research and development. At the time the grants were received, successful development of the related projects was not assured. As such, these grants are recognized as a reduction of research and development expenses as the related costs are incurred.

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

Liability classified share-based options

Some of the ZOOZ’s share-based awards have an exercise price denominated in US$, which is not the Company’s functional currency and not the employees’ salary currency or the currency in which the employees are paid. These awards are classified as liability awards, measured at fair value at the date of grant and re-measured at fair value at each reporting date up to and including the settlement date. The fair value of the awards is expensed over the respective vesting period of the individual awards with recognition of a corresponding liability. Changes in fair value after vesting are recognized through compensation expense in the statement of operations. Compensation expense reflects estimates of the number of awards expected to vest. The impact of forfeitures and fair value revisions, if any, are recognized in earnings such that the cumulative expense reflects the revisions, with a corresponding adjustment to the settlement liability. As of April 4, 2024, these share-based awards were classified as equity.

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

Emerging Growth Company Status

ZOOZ is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, ZOOZ is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As long as ZOOZ remains an emerging growth company, it will be exempt from the auditor attestation requirement.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. ZOOZ has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, ZOOZ, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of ZOOZ’s audited consolidated financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

ZOOZ will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of its initial public offering, which will be the closing of the Business Combination, (b) in which ZOOZ’s total annual gross revenue exceeds $1.235 billion, or (c) in which ZOOZ meets the SEC’s definition of a large accelerated filer, meaning, among other things, that the market value of its common equity held by non-affiliates exceeded $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which ZOOZ has issued more than $1.00 billion in non-convertible debt securities over any rolling three-year period. References to “emerging growth company” in this Annual Report have the meaning associated with that term under the JOBS Act.

Foreign Private Issuer Status

ZOOZ is organized under the laws of the State of Israel. Following the consummation of the Business Combination, ZOOZ reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act and Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to ZOOZ on June 30, 2025. For so long as ZOOZ qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, even after it no longer qualifies as an emerging growth company. These exemptions include:

●	the requirements to prepare financial statements in accordance with U.S. GAAP (although we intend to use U.S. GAAP in our financial statements);

●	the requirement to file quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC;

●	the proxy solicitation rules under the Exchange Act;

●	the insider reporting and “short-swing” profit liability rules under Section 16 of the Exchange Act; and

●	the selective disclosure rules under Regulation FD, which regulates selective disclosure of material non-public information by issuers.

ZOOZ is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, ZOOZ intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information ZOOZ is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, ZOOZ shareholders will receive less or different information about ZOOZ than a shareholder of a U.S. domestic public company would receive.

Nasdaq market rules permit a foreign private issuer such as ZOOZ to follow the corporate governance practices of its home country. Certain corporate governance practices in Israel, which is ZOOZ’s home country, may differ significantly from Nasdaq corporate governance listing standards. Pursuant to the “foreign private issuer exemption,” ZOOZ is permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that it discloses which requirements it is not following and the equivalent Israeli requirement. Pursuant to this “home country practice exemption”:

●	ZOOZ follows the quorum requirement for shareholder meetings in accordance with the Companies Law. As permitted under the Companies Law, pursuant to the Articles, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules;

●	ZOOZ intends to adopt and approve material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions. In addition, ZOOZ follows Israeli corporate governance practice instead of the Nasdaq corporate governance rule, which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants; and

●	ZOOZ also follows Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in ZOOZ and certain acquisitions of the stock or assets of another company).

ZOOZ relies on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. ZOOZ would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following conditions are met: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Like emerging growth companies, foreign private issuers are exempt from certain more stringent executive compensation disclosure requirements. Thus, even if ZOOZ no longer qualifies as an emerging growth company but remains a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither emerging growth companies nor foreign private issuers.

If at any time ZOOZ ceases to be a foreign private issuer, we will take all action necessary to comply with the applicable rules of the SEC and Nasdaq.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of ZOOZ’s quantitative and qualitative disclosures about market risk, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to ZOOZ Power’s directors and senior management as of February 20, 2025:

Name	Age	Positions
Avi Cohen	71	Executive Chairman of the Board of Directors
Doron Meir Vadai	67	Director
Dan Weintraub	60	Director
Christine Y. Zhao	52	Director
Sanqiang (Larry) Wang	55	Director
Fang Zheng	60	Director
Naama Zeldis	62	Director
Erez Zimerman	51	Chief Executive Officer
Ruth Smadja	50	Chief Financial Officer
Ilan Ben David	61	Chief Technology Officer and Co-Founder
Tal Harmon	59	VP R&D
Udi Tzuri	60	VP Product
Eyal Blum	52	Chief Revenue Officer
Jacob Zelicovitch	75	Chief Operation Officer

Avi Cohen has served as the Chairman of the board of directors of ZOOZ since 2021. Mr. Cohen also serves as a director of Nova Ltd. (Nasdaq: NVMI) and Cognyte Software (Nasdaq: CGNT) as well as on the board of directors of Cortica Ltd., Sight Diagnostics and CGS Tower Networks Ltd. From 2021 to 2023, Mr. Cohen served as Executive Chairman of Xjet 3D Ltd. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies Ltd., a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as Chief Operating Officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC) - from 2003 he was a group Vice President and member of the executive management committee and from 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded, and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Doron Meir Vadai has more than 30 years’ experience as a CEO in the automotive market including the introduction of Hyundai and BYD to the Israeli market. Doron was the Chairman and co-founder of Afcon electric transportation. Doron served as Co-chairman of Shlomo Motors (formerly Clal Motors) the importer of BYD, a world leader in electric cars and buses. Doron served as CEO of Clal Energy and president of the Ford distributor in Croatia, Serbia, Montenegro and Albania for three years.

Dan Weintraub is the CEO of the Private VC company Ratio Technologies and serves as a board member in ZOOZ’s Board and in several private companies, and was also co-chairman of the board of directors of Capital Nature between 2020-2023. Mr. Weintraub has also served as the CEO of Union Bank of Israel’s private equity arm between 2001-2012; Director of Finance at the start-up company TeamWorks Technology; an investment banker in Ilanot-Batucha Capital Markets; and coordinator in the privatization unit at the Ministry of Finance. Mr. Weintraub also served between 2008-2012 as a board member at Igud Hanpakot, an Israeli publicly traded company and in several state-owned and private companies. He was also active in non-profit organizations, in his positions as VP Business Development in Israel Venture Networks fund and as the CEO of Lotan’s Way, specializing in Wilderness Therapy for youths at risk between 2017-2018. In addition, Mr. Weintraub serves as the chairman of the Executive Committee of the “Together, Beyond Words” association, dedicated with the empowerment of Jewish and Arab women. Mr. Weintraub holds a B.A. in economics and political science from the Hebrew University of Jerusalem and a MBA from the Hebrew University of Jerusalem.

Chirstine Y. Zhao is partner of Wisdom Advisory, LLC, which provides CFO advisory services to entrepreneurs and institutions. From July 2021 to June 2023, Ms. Zhao served as Chief Financial Officer of AlTi Global Inc, (Nasdaq: ALTI) and its predecessor Tiedemann Advisors. During the period from July 2020 to November 2023, Ms. Zhao served on the board of directors of three special purpose acquisition companies (SPACs), including audit committee member for Jaguar Global Growth Corp I (Nasdaq: JGGC), a property tech focused SPAC; audit committee chairperson for D and Z Media Acquisition Corp. (NYSE: DNZ), a media and ed tech focused SPAC; and CFO and director for Edoc Acquisition Corp. (Nasdaq: ADOC), a healthcare-focused SPAC. Most recently, she was Governance & Nomination Committee Chair of Nasdaq-listed bio-pharmaceutical company BeyondSpring Inc. (Nasdaq: BYSI), which develops innovative immune-oncology cancer therapies, from October 2016 to January 2023. Previously, she served as Chief Financial Officer for two large PE-backed growth-stage companies, including Best Inc., a pre-IPO logistics technology company in China with major investors including Alibaba, Softbank, Goldman, IFC, among other large PE funds, which later priced its initial public offering at a valuation over $3 billion (NYSE: BEST). Prior to this, she served as a Managing Director of Bank of America Merrill Lynch and an Executive Director of JPMorgan, where she held senior positions at headquarters and global corporate and investment banking units, across a broad spectrum of functional areas including Treasury, liquidity products, capital management, risk management, and as regional CFO/COO in transaction banking and corporate banking units. She also worked at American Express in various capacities including corporate strategic planning and venture investing from March 2003 to March 2008. Early in her career, Ms. Zhao worked in investment banking at Goldman Sachs and in corporate finance/corporate development at FedEx. She has worked in New York, London, Singapore, Hong Kong and China, and has managed teams across four continents. Ms. Zhao is a board member of several non-profit organizations, including Volunteers of America – Greater New York, founded in 1896 and one of America’s largest faith-based social service organizations, and the Chinese Finance Association (TCFA) with over 8,000 members worldwide.

Sanqiang (Larry) Wang is currently a senior advisor to a number of smart electric vehicle OEMs and suppliers. He brings more than 25 years of experience in consulting, business building and investment, in Greater China, across Asia and in the U.S. Most recently from 2021 to 2023, he co-founded and led the investment, financing and corporate finance functions of a new premium smart electric vehicle OEM, and successfully raised US$ 200 million from European and Chinese strategic investors. Previously he worked for McKinsey & Company for 12 years from 2004 to 2016 as a Partner and Co-Leader of the Greater China Automotive and Industrial Practice and Co-leader of Asia Merger Management Practice, supporting OEMs, suppliers, dealer groups and PE firms. He has worked extensively in OEM strategic and operational planning, product planning and product development, manufacturing capacity planning and footprint in China/ASEAN, JV partner selection and negotiation, governance, sales and network, operations and organization issues and has wide experience in addressing key disruptive trends around electrification, car connectivity, autonomous driving/ADAS, shared mobility and digitization. He also led support to many cross-border transactions in the automotive and industrial sectors. In addition to consulting, he worked as a senior executive, in charge of investment in international markets, and disruptive digital technology sectors for leading Chinese corporations including as Group Executive Committee member of PingAn Group, and Deputy President of its construction technology division, and as Group Vice President of CFLD group, in charge of its international expansion and investment. Earlier in his career, he worked for PricewaterhouseCoopers in its management consulting division in New York, and also acted as CEO for Zhaopin.com, a leading Chinese online recruiting platform, to turn around its business. Larry graduated from Peking University with a BA in English and Harvard Business School with an MBA.

Fang Zheng was a co-founder and portfolio manager at Neon Liberty Capital Management. Prior to co-founding Neon Liberty in 2002, Mr. Zheng was a Vice President and portfolio manager at the JP Morgan Emerging Market Equity Group. Mr. Zheng was responsible for the team’s investment strategy in the Asian markets and small cap arena. An employee of JP Morgan for over 6 years, Mr. Zheng began his career as an equity research analyst in Singapore, covering the financial and property sectors. Prior to joining JP Morgan, Mr. Zheng worked at the Ministry of Machinery and Electronics Industries and CITIC in China, and Rockefeller & Co., Inc. in New York as an equity analyst. Mr. Zheng holds a B.A. from the University of International Business & Economics in Beijing, an MBA from Harvard Business School, and is a CFA charter holder. Mr. Zheng is a native of China and speaks Mandarin. Mr. Zheng is based in Hong Kong.

Naama Zeldis has served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd. from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Radware Ltd. (Nasdaq: RDWR), a global leader in application delivery and cyber security solutions for virtual, cloud and software defined data centers; on the board of directors of Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions; on the board of directors of Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of a Free Piston Linear Engine, which is integrated into a comprehensive, reliable, cost-effective, green energy generator; on the board of directors of Scodix Ltd. (TASE: SCDX), a pioneer provider of digital print enhancement presses; and on the board of directors of Electra Real Estate Ltd. (TASE: ELCRE), a global leader in real estate investment, development, finance, and management, mainly in the U.S. and U.K. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Erez Zimerman joined ZOOZ as CEO in September 2024, bringing a wealth of experience from leading both Fortune 500 corporations and high-growth startups. With a proven track record of introducing disruptive technologies, Erez has driven significant revenue growth across various industries, leading to successful IPOs and strategic partnership & acquisitions in the global market. Prior to ZOOZ, Erez served as CEO of Massivit 3D from 2019 to 2024 (TASE: MSVT), following his role as VP of Global Marketing and Sales. Earlier in his career, Mr. Zimerman held key positions in R&D, marketing, and sales at several innovative technology companies, gaining diverse experience that contributes to his well-rounded leadership approach and deep understanding of technological markets. Mr. Zimerman holds a B.Sc. in Electrical Engineering (from Ruppin Academic Center, a branch of Coventry University), an MBA (from Bar Ilan University), and an Executive Certificate in Management and Leadership from MIT.

Ruth Smadja has served as ZOOZ’s CFO since October 2022. Ms. Smadja has over 20 years of experience as a corporate leader finance and business strategy, proven track record of scaling growth stage starts up to mature business – through planning, modelling, funding, acquisitions, and mergers. Experience includes leading IPO, funding and transaction rounds with top PEs and strategic investors. Prior to joining ZOOZ, Ms. Smadja served as CFO at Telrad Networks for 11 years (sold to Liquid Intelligent Technologies) and as CFO at Nur Macroprinters (acquired by HP). Ms. Smadja holds a B.A. in Business Management, major in Accounting from the College of Management Academic Studies.

Ilan Ben David is a veteran entrepreneur and executive with a proven track record of outperforming business goals. Mr. Ben David co-founded ZOOZ and served as the ZOOZ’s CEO from its foundation in 2013 and until 2020. Before co-founding ZOOZ, Mr. Ben David co-founded and served as the CEO of Genoa Color Technologies, a display semiconductor company. Prior to Genoa, Mr. Ben David held several senior executive positions in the electronic printing industry. Mr. Ben David served in the 8200 IDF technology unit, and is the inventor of more than 20 patent families, having earned a B.Sc. in mechanical engineering and an M.Sc. in electrical engineering, both from Tel-Aviv University.

Tal Harmon served for more than 25 years in a variety of R&D and management roles in Highcon and HP Scitex, prior to joining ZOOZ. His experience in developing and leading the development of multidisciplinary systems such as digital packaging systems and wide format digital printing products through the full product life cycle, from problem definition through design, validation, production and field implementation allows him to have comprehensive view of the whole product aspects – customer needs, innovative technological solutions, productivity and serviceability. Mr. Harmon holds a B.Sc. in mathematics and computer science from Tel-Aviv university and an MBA from Heriot Watt University.

Udi Tzuri is a marketing executive with over 20 years of expertise leading marketing and strategy for international high-tech firms. Before joining ZOOZ, he had several top executive positions, including Director of Marketing and Product Management at Emerson-Spectronix and Chief Marketing Officer at Applied Materials Israel. Mr. Tzuri graduated from Ben-Gurion University of the Negev with a B.Sc. in Electrical Engineering.

Eyal Blum holds over 20 years in legal, sales and business development and has vast experience in translating tech vision into functional reality. Prior to joining ZOOZ, Mr. Blum served as VP of Business Development at Driivz (acquired by Vontier Corporation), where he became an expert in the global industry of electric transportation. Before that, Mr. Blum served as VP Corporate Operations & Legal at Trans Innovations Group, a leading provider of innovative solutions and digital systems to industries such as telecom, medical, aerospace and energy. Mr. Blum holds both a B.A. in finance and marketing and an MBA. In addition, Mr. Blum holds an LLB in Law and is a member of the Israeli Bar Association.

Jacob Zelicovitch served for more than 40 years in a variety of operations and management positions in companies such as Elscing Ltd., Fibronics, Comverse, Scitex, KLA-Tencor, prior to joining ZOOZ. His experience in building operations organization, supply chain structures and leading the procurement, production and delivery of multidisciplinary systems such as medical capital equipment, communication equipment, printing equipment, semiconductor inspection capital equipment through the full product life cycle, from design phase collaboration, NPI process, Alpha & Beta products, series production and field installation allows him to have comprehensive view of the whole operations aspects – R&D collaboration, NPI, supply chain design, production set up, outsourcing, cost optimization, systems install & service. Mr. Zelicovitch holds a B.Sc. in Industrial Engineering from the Technion – Israel Institute of Technology in Haifa.

Staggered Board

Pursuant to our Articles, our Board consists of no less than 3 and no more than 10 (including external directors to the extent required to be appointed to our Board pursuant to the Companies Law, and independent directors). The directors (excluding external directors, to the extent external directors are required to be elected and to serve on the Board pursuant to the requirements of the Companies Law), are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III (each, a “Class”). The Board may assign members of the Board already in office to such classes at the time such classification becomes effective.

The terms of the Classes shall be as follows: (i) the term of office of the initial Class I directors commenced on the Merger Effective Time (as defined in the Business Combination Agreement) and shall expire at ZOOZ’s annual general meeting of shareholders (“Annual Meeting”) to be held in 2025 and when their successors are elected and qualified, (ii) the term of office of the initial Class II directors commenced on the Merger Effective Time and shall expire at the first Annual Meeting following the Annual Meeting referred to in (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors commenced on the Merger Effective Time and shall expire at the first Annual Meeting following the Annual Meeting referred to in (ii) above and when their successors are elected and qualified.

At each Annual Meeting, commencing with the Annual Meeting to be held in 2025, each director nominee or alternate director nominee elected at such Annual Meeting to serve as a director in a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

As agreed in the Business Combination Agreement, following the closing of the Business Combination, Mr. Avi Cohen, Mr. Doron Meir Vadai and Mr. Dan Weintraub continued to serve on the Board, Keyarch nominated Mr. Fang Zheng and Mr. Sanqiang (Larry) Wang for service on the Board, and Ms. Christine Y. Zhao and Mrs. Naama Zeldis were nominated jointly by ZOOZ and Keyarch for service on the Board. Our initial Class I directors are Naama Zeldis and Chirstine Y. Zhao, our initial Class II directors are Doron Meir Vadai, Dan Weintraub and Sanqiang (Larry) Wang and our initial Class III directors are Avi Cohen and Fang Zheng.

Family Relationships

There are no family relationships between or among any of our directors or executive officers.

B. COMPENSATION

Aggregate Executive Compensation

During 2024, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management), and to other directors and officers who served as such during 2024, was approximately $1.9 million. This amount includes amounts set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2024, we granted to our Directors and Senior Management listed in Item 6.A, and to other directors and officers who served as such during 2024, options to purchase a total of 275,000 ZOOZ ordinary shares (after applying certain adjustments to the number of shares underlying outstanding options following the issuance of the Earnout Rights, in accordance with the respective terms of the options). These options are exercisable at an average exercise price of $6.68 per share, and generally expire ten years after their respective dates of grant. As of February 20, 2025, there were options to purchase a total of 645,926 ordinary shares (after applying certain adjustments to the number of shares underlying outstanding options following the issuance of the Earnout Rights, in accordance with the respective terms of the options) that were held by the Directors and Senior Management listed in Item 6.A and by other directors and officers who served as such during 2024.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated office holders (as such term is defined in the Companies Law – see below under “Approvals Required for Office Holders Terms of Employment”) with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to the Company, as recognized in our audited consolidated financial statements for the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

	Compensation for Services(2)
Name and Principal Position(1)	Salary Costs(3) ($)	Benefits and Perquisites ($)(4)	Share-Based Compensation ($)(5)	Total ($)
Name: Boaz Weizer Title: Former Chief Executive	205	39	45	289
Name: Ilan Ben David Title: Chief Technology Officer and Co- Founder	197	-	42	239
Name: Ruth Smadja Title: Chief Financial Officer	234	30	21	285
Name: Udi Tzuri Title: VP Product	207	27	16	250
Name: Tal Harmon Title: VP R&D	225	-	8	233

(1) All Covered Office Holders listed in the table were full-time officers of the Company during their term of service in 2024.

(2) Cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.699 = $1.00, which reflects the average conversion rate for 2024.

(3) Costs include gross salary, including benefits mandated by applicable law which may include, to the extent applicable to each Covered Office Holders, payments, contributions and/or allocations for pension, severance, vacation, payments for social security, study funds and other similar benefits consistent with applicable law and ZOOZ’s guidelines.

(4) Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Office Holder, bonuses, payments, contributions, car or car allowance, and other similar benefits and perquisites consistent with the ZOOZ’s policies.

(5) Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2024, with respect to options to purchase our ordinary shares granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 12 to our audited consolidated financial statements for the year ended December 31, 2024.

Compensation Policy

Compensation Policy under the Companies Law

Under the Companies Law we are required to adopt a compensation policy, which sets forth company’s policy regarding the terms of office and employment of office holders (as such term is defined in the Companies Law), including compensation, equity awards, severance and other benefits, exemption from liability and indemnification. Such compensation policy should take into account, among other things, the provision of proper incentives to office holders, management of risks by the company, the office holder’s contribution to achieving corporate objectives and increasing profits, and the function of the office holder.

Our compensation policy is designed to balance between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our long-term strategic performance and financial objectives. The compensation policy provides our compensation committee and our board of directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on tasks, role, seniority and capability. Moreover, the compensation policy is intended to motivate our office holders to achieve ongoing targeted results in addition to high-level business performance in the long term, without encouraging excessive risk taking. The Company draws upon a pool of talent that is highly sought after by large and established global high-tech companies, as well as by other development-stage companies which operate both within and outside of the Company’s geographic areas. The Company believes that it therefore must offer its office holders compensation terms that are competitive with the compensation standards that exist in the companies with whom it competes for such talents.

In accordance with the Companies Law, an Israeli public company’s compensation policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and generally by a special majority of our shareholders, or a Special Majority, which needs to include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and generally by the shareholders at least once every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless, in special circumstances, approve the policy, following further discussion of the matter and for detailed reasons.

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

Approvals Required for Office Holders Terms of Employment

The term “office holder” as defined in the Companies Law includes a director, the Chief Executive Officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the Chief Executive Officer. As of December 31, 2024, no other person has served as office holder other than the ones listed in the table under “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management”.

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

Compensation for Office Holders subordinated to the Chief Executive Officer. The Terms of Office and Employment of office holders (other than directors and the Chief Executive Officer) require the approval of the compensation committee and the board of directors, in that order, provided that such terms are in line with the company’s compensation policy. In the event that the Terms of Office and Employment of such office holder are not in line with such policy, additional shareholder approval is also required. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such Terms of Office and Employment even if such terms were not approved by the shareholders, following a further discussion and for detailed reasoning.

Compensation for office holders who are Directors or Chief Executive Officers. The Terms of Office and Employment of directors, other than directors who serve as Chief Executive Officer and/or who possess a controlling interest in a company or who are external directors (to the extent applicable), require the approval of the compensation committee, board of directors and shareholders by a simple majority, as long as it complies with the compensation policy. With respect to our president and Chief Executive Officer or with respect to any Chief Executive Officer, further approval of the shareholders by the Special Majority is required. However: (A) under certain circumstances, and to the extent that the proposed Terms of Office and Employment are in compliance with the compensation policy, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for the position of Chief Executive Officer (provided that the candidate is not a director) (i) provided that the company’s compensation committee and board of directors approved such terms and that such terms: (a) are not more beneficial than the terms of the former Chief Executive Officer, or are essentially the same in their effect; (b) are in line with the compensation policy; and (c) are brought for shareholder approval at the next general meeting of shareholders; and (B) a company’s compensation committee and board of directors are permitted to approve Terms of Office and Employment of a director, without convening a general meeting of shareholders, provided that such terms are only beneficial to the Company or that such terms are in compliance with the terms set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000, or the Compensation Regulations. To the extent applicable, external directors are entitled to Terms of Office and Employment as set forth in the Compensation Regulations, as supplemented by the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, or the Alleviation Regulations. In addition, the Israel Securities Authority may issue from time-to-time bulletins or staff position statements relating to, among other things, compensation payable to external directors. Since our board of directors determined to opt out of the requirement to elect and have external directors and composition criteria of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, as further detailed in this Item below under “Board Practices - External Directors and Independent Directors Under the Companies Law”, we are not subject to such bulletins or staff position statements.

Variable Compensation and Annual Cash Bonuses of office holders. The Companies Law requires that all variable compensation of directors and Chief Executive Officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries, which should take into consideration the applicable office holder’s contribution to the company. With respect to office holders who are not directors or Chief Executive Officers, the Companies Law allows that 100% of the variable compensation be based on non-measurable criteria. Our compensation policy allows for a non-substantial portion of up to 20% (but not more than 3 monthly salaries) of the bonus objectives of our Chief Executive Officer and active chairperson or any director who provides additional services to us, for each year, to be based on non-measurable (qualitative) criteria. In addition, with respect to our office holders who are not directors nor our Chief Executive Officer, our compensation policy allows for a portion of 30%-60% of the bonus objectives for each year to be based on non-measurable (qualitative) criteria. Further, the annual cash bonus of each of our office holders who is not a director is determined according to a formula that is consistent with the compensation policy and that links the bonus payment score to measurable and qualitative objectives relating to both the Company’s performance and to the performance by each such office holder of his or her responsibilities. In the case of our office holders, other than the Chief Executive Officer, assuming that the bonus terms conform to the compensation policy, the annual bonus objectives and subsequent payment scores are determined by the compensation committee and board of directors, while the bonus terms for our Chief Executive Officer and directors generally require the additional approval by our shareholders. For each fiscal year, our board of directors determines the maximum target bonus for each of our office holders.

Compensation Paid to our Non-Executive Directors

On February 11, 2021, our shareholders approved, following previous resolutions made by our board of directors, and consistent with our compensation policy, to compensate each of our non-executive directors whether currently in office or appointed in the future, excluding the Chairman of the Board (each a “non-executive director”) as follows:

Cash Compensation. Except for our Executive Chairman of the board of directors, our directors are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as supplemented by the Alleviation Regulations. Each of them is entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; for the year ended December 31, 2024, the sum of NIS 32 thousands (approximately $9 thousands based on the Exchange Rate) as an annual fee, the sum of NIS 1 thousands (approximately $0.028 thousands, based on the Exchange Rate) as an in-person participation fee, NIS 0.6 thousands (approximately $0.017 thousands, based on the Exchange Rate) for conference call participation and NIS 0.5 thousands (approximately $0.014 thousands, based on the Exchange Rate) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the “Relief Regulations”). These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. The above-mentioned cash compensation is in line with our compensation policy, according to which each of the Company’s non-executive directors is entitled to receive cash fees which include annual and participation fees.

No additional compensation shall be paid for attendance at a board or committee meeting.

VAT is added to the above compensation in accordance with applicable law.

Compensation Paid to our Executive Chairman

Cash Compensation. Avi Cohen servs as our Executive Chairman of the board of directors in a 40% position scope. In consideration for his services, he is entitled to a NIS 30,000 monthly fee, which was approved by our shareholders on April 17, 2023, in an extraordinary general meeting (the “2023 EGM”).

Compensation Paid to our Chief Executive Officer

On September 16, 2024, an extraordinary general meeting of our shareholders approved Mr. Erez Zimerman’s Terms of Office and Employment as our Chief Executive Officer, consistent with our compensation policy, which include the following:

Monthly Base Salary – Mr. Zimerman is entitled to a gross monthly base salary of NIS 75,000 (approximately $20,043 based on the representative NIS/USD exchange rate of NIS 3.742/$1.00 published by the Bank of Israel on August 9, 2024, which was the exchange rate used for the purposes of approving Mr. Zimerman’s Terms of Office and Employment; the “2024 EGM Exchange Rate”), plus customary fringe benefits which include, among others, pension fund, study fund, recreation pay, disability and life insurance.

Annual Bonus Plan – as of January 1, 2025, Mr. Zimerman is eligible to receive an annual bonus for each year of service as our Chief Executive Officer in the aggregate amount of up to 6 times the Monthly Base Salary (the “Target Annual Bonus”) subject to the achievement of the applicable criteria and targets, following the approval of the past calendar year’s audited financial statements of the Company. According to our compensation policy, an over-achievement mechanism will be built into the annual targets capped at 133%, i.e. the maximum annual bonus that Mr. Zimerman may be entitled to receive for each year (provided that the Target Annual Bonus including the over-achievement will not exceed 8 Monthly Base Salaries).

The scope of the Target Annul Bonus (i.e. between 0-6 Monthly Base Salaries, while 6 salaries shall be paid upon attainment of 100% of the criteria and targets), the specific criteria and milestones, eligibility threshold, eligibility for over-achievement, method of calculation of the milestone attainment rate, and their relative weight out of the entire Target Annual Bonus for each year - shall be determined by the compensation committee and the Board, shall be subject to the Company’s compensation policy as in effect from time to time and to any applicable law and Company policy in effect, and shall be subject to receipt by the Company of all required approvals and shall be determined, to the extent practicable, during the first quarter of each calendar year, for such year.

One-time Signing Cash Bonus – Mr. Zimerman received a one-tine signing cash bonus in the aggregate amount of NIS 75,000 (approximately $20,043 based on the 2024 EGM Exchange Rate) (the “Signing Bonus”), which was conditional upon the commencement of Mr. Zimerman’s employment by the Company before September 30, 2024 and which is conditional upon Mr. Zimerman’s continuous employment by the Company from such commencement of employment through the following 12 months.

Equity Grant – Mr. Zimerman was granted a one-time equity grant of 275,000 options to purchase 275,000 ZOOZ ordinary shares (the “CEO Options”) under the 2015 Plan, at an exercise price for each CEO Option equal to $1.98. The CEO Options shall vest and become exercisable over a period of 3 years commencing on the grant date (which is the date on which Mr. Zimerman commenced service as our Chief Executive Officer) as follows: 33% of the CEO Options shall vest upon the completion of the full 12 months of continuous employment and thereafter, the remaining 67% of the CEO Options shall vest in 4 equal installments, upon the completion of every 6 months, until all the CEO Options are vested, provided that Mr. Zimerman continues to be employed by the Company on each vesting date. The CEO Options were granted to Mr. Zimerman through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961, under the capital gains route.

Annual Vacation – Mr. Zimerman will be entitled to up to 24 vacation days per year.

Notice Period – during his first 6 months of employment, Mr. Zimerman will be entitled to a notice period of 30 days and thereafter, to a notice period of 90 days.

Adjustment Period – Mr. Zimerman will be entitled to an adjustment period of 2 months.

Indemnification and Insurance – Mr. Zimerman is a party to the form of letter of indemnification that the Company provides its office holders and directors with, and is insured under the Company’s directors and officers insurance policy.

Equity Compensation

During 2024, we did not grant to our directors detailed in Section 6.A and other directors who served as such during the year 2024 any options to purchase ZOOZ ordinary shares. As of December 31, 2024, there were outstanding options to purchase a total of 131,795 ZOOZ ordinary shares (after applying certain adjustments to the number of shares underlying outstanding options following the issuance of the Earnout Rights, in accordance with the respective terms of the options) with an exercise price that ranges from $7.99 to $11.92 per share that were held by our directors detailed in Section 6A.

Insurance, Indemnification and Exemption

Our Officers’ Insurance. Our Articles provide that, subject to any applicable law, the Company may enter into contract to cover any Company officer’s liability, as imposed on them following an action they perform in their capacity as a Company officer, to the maximum extent permitted in the law, due to each of the following:

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

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders, must be approved by our compensation committee and our board of directors and, with respect to an office holder who is the Chief Executive Officer or a director, also by our shareholders. However, according to regulations promulgated under the Companies Law, shareholders and board of directors approvals for the procurement of such insurance are not required if the insurance policy is approved by our compensation committee and: (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations.

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

Our Officers’ Indemnification. Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders. We also do not exculpate our directors in advance from liability for damages caused to the company as a result of a breach of duty of care in connection with a transaction in which a controlling shareholder or any office holder has a personal interest.

Under the Companies Law, the Securities Law and the Israeli Economic Competition Law, 5748-1988 (the “Economic Competition Law”), a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

●	a monetary liability imposed on the office holder in favor of all the injured parties by the breach in an Administrative Proceeding (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses expended by the office holder with respect to an Administrative Proceeding under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, or (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent;

●	financial liability imposed on the office holder on behalf of all the victims of the breach in an Administrative Proceeding;

●	expenses incurred by an office holder in connection with a proceeding conducted with respect to the office holder under the Antitrust Law, including reasonable attorneys’ fees and other litigation expenses; and

●	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Proceeding” is defined as a proceeding pursuant to chapters H3 (Monetary Sanction by the Israel Securities Authority), H4 (Administrative Enforcement Proceedings of the Administrative Enforcement Committee) or I1 (Arrangement to Conditionally Prevent Proceedings or Suspend Proceedings) of the Securities Law.

Under the Companies Law, the Securities Law and the Economic Competition Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party in certain Administrative Proceedings under the Securities Law, including reasonable attorneys’ fees and other litigation expenses;

●	expenses incurred by an office holder in connection with an Administrative Proceeding, including reasonable attorneys’ fees and other litigation expenses; and

●	monetary liability imposed on the office holder in proceedings under or in connection with the Antitrust Law, including reasonable attorneys’ fees and other litigation expenses.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

The Articles include provisions under which office holders are or may be insured, exempted or indemnified against liability, which they may incur in their capacities as such, to the maximum extent permitted by law.

We have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions. This indemnification under the current indemnification agreements is limited as follows: the maximum aggregate amount of indemnification that may be paid by ZOOZ to all office holders entitled to indemnification, whether in advance or after the event, with respect to all indemnification undertakings by ZOOZ to office holders (including indemnification undertakings to office holders of companies held by ZOOZ), if and to the extent that it grants them, based on the grounds specified above, shall not exceed the higher of 25% of ZOOZ’s shareholders’ equity at the time of the indemnification, and NIS 10,000,000. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

Administrative Enforcement

The Securities Law includes an administrative enforcement procedure that may be used by the Securities Authority, to enhance the efficacy of enforcement in the securities market in Israel. Pursuant to the Companies Law and the Securities Law, the Israel Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law. Furthermore, the Securities Law requires that the Chief Executive Officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Securities Law. The Chief Executive Officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

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

C. BOARD PRACTICES

We are incorporated in Israel, and, therefore, are generally subject to various corporate governance practices under Israeli law such as with respect to external directors, independent directors, audit committee, compensation committee, an internal auditor and approvals of interested party transactions. These matters are in addition to the requirements of The Nasdaq Capital Market and other relevant provisions of U.S. securities laws applicable to us. Under the Nasdaq Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of the comparable Nasdaq Capital Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. We currently comply with all the above-mentioned requirements. See “Item 3. Key Information – D. Risk Factor – Risks related to operations in Israel – Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers”. For information regarding home country practices followed by us see “Item 16G – Corporate Governance”.

Board Leadership Structure and Role in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us.

Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. While our Board has a fiduciary duty to monitor and assess strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, overseeing cybersecurity risks and assisting the Board in its oversight over enterprise risk management. Our Nomination and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines and manage risks associated with the independence of the Board.

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

Board of Directors Diversity

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix as of March 1, 2025
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3		2
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian		2
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		2
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background	3

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

In addition to the requirements of the Companies Law as described above, since our shares are listed on The Nasdaq Capital Market, pursuant to the Nasdaq Listing Rules, a majority of our directors must be independent (as defined under the Nasdaq Listing Rules). We comply with such Nasdaq independence requirement, as our board of directors has determined that 5 of our directors meet the Nasdaq independence requirements. Since, as described above, pursuant to the Alleviation Regulations we may classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law, each of these 5 directors is also deemed to qualify as an ‘independent director’ under the Companies Law (as supplemented by the Alleviation Regulations).

Financial and Accounting Expertise Under the Companies Law

Pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated there under and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our board of directors has determined that the minimum number of directors with financial and accounting expertise is one. Currently, each of Mrs. Naama Zeldis, Mrs. Christine Y. Zhao and Mr. Dan Weintraub qualify as such.

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

Under the Nasdaq Listing Rules, we are required to maintain an audit committee that operates under a formal written charter and has certain responsibilities and authority, including being directly responsible for the appointment, compensation, retention and oversight of the work of our external auditor. However, under Israeli law and our Articles, the appointment of external auditor requires the approval of the shareholders and their compensation requires the approval of our board of directors. In addition, as described above, pursuant to the Companies Law, the audit committee is required to examine the external auditor’s scope of work as well as the external auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of our external auditor is approved by our shareholders at the audit committee’s recommendation and its compensation for audit and non-audit services is approved by the board of directors following the audit committee’s recommendation.

We have adopted a charter for the audit committee, which sets forth the purpose and responsibilities of such committee.

In carrying out its duties, the audit committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the board of directors. The audit committee also generally monitors the services provided by the Company’s external auditor to ensure their independence and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the audit committee and the audit committee discusses with our external auditor the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in our financial statements, as and when it deems it appropriate to do so.

Under the Nasdaq Listing Rules, the audit committee is required to consist of at least three independent directors, each of whom is financially literate and at least one of whom has accounting or related financial management expertise.

We have an audit committee consisting of three directors: Mrs. Naama Zeldis, who serves as the chairperson of our audit committee, Mr. Dan Weintraub and Mrs. Christine Y. Zhao, all of whom are financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules. Additionally, each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members under the Nasdaq Listing Rules.

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

Nomination and Corporate Governance Committee

The Nasdaq Listing Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Mr. Fang Zheng, who serves as the chairman of our nomination and corporate governance committee, Mr. Avi Cohen and Mr. Doron Meir Vadai, each an independent director, are the members of our nomination and corporate governance committee, which, among other responsibilities, recommends director nominees for our board’s approval. In addition, the nomination and corporate governance committee monitors the effectiveness of our corporate governance guidelines and manage risks associated with the independence of the board.

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

Fiduciary Duties and Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are office holders. In addition to those persons listed in the table under Item 6.A, there were no additional individuals who were office holders of the Company as of December 31, 2024.

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

Disclosure of Personal Interests of Office Holders and Approval of Certain Transactions

The Companies Law requires that an Office Holder promptly discloses to the company any personal interest that the Office Holder may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the Office Holder must also disclose any personal interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or a Relative. In addition, the Office Holder must also disclose any interest held by any corporation in which the Office Holder: (i) holds at least 5% of the company’s outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction which is either not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction in which an Office Holder has a personal interest and which is not an extraordinary transaction, requires board approval, after the Office Holder complies with the above disclosure requirement and provided the transaction serves the company’s interest. Our Articles do not provide for a different method of approval. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by the shareholders of the company.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Operation	12	18	17
Research & Development	17	20	17
Sales and Marketing	5	7	8
General and Administration	4	5	5
Total	38	50	47

ZOOZ is headquartered in Lod, Israel. As of December 31, 2024, 38 of our employees are located in Israel and one employee (employed through a third-party company) was based as of such date in the U.K.

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

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans, so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2 to our audited consolidated financial statements for the year ended December 31, 2024.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

The following table sets forth certain information regarding the ZOOZ ordinary shares owned, and options held, by our directors and senior management as of February 20, 2025(1). Except as set forth in the table below, none of the directors or executive officers beneficially owns ZOOZ ordinary shares and/or ZOOZ ordinary shares underlying options or warrants amounting to 1% or more of the outstanding ZOOZ ordinary shares as of February 20, 2025. All numbers quoted in the table are inclusive of options and warrants to purchase shares that are exercisable within 60 days after February 20, 2025. The ZOOZ ordinary shares that may be issued under these options and warrants are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 12,105,496 ordinary shares outstanding as of February 20, 2025(2).

Name	Number of Ordinary Shares Beneficially Owned(3)		Percentage of Outstanding Ordinary Shares Beneficially Owned
Avi Cohen	130,302	(4)	1.06%
Doron Meir Vadai	17,566		0.14%
Dan Weintraub	211,350	(5)	1.72%
Christine Y. Zhao	-		-
Sanqiang (Larry) Wang	-		-
Fang Zheng	2,614,800	(6)	17.76%
Naama Zeldis	-		-
Erez Zimerman	-		-
Ruth Smadja	19,728		0.16%
Ilan Ben David	289,189	(7)	2.33%
Tal Harmon	21,367		0.18%
Udi Tzuri	23,006		0.19%
Eyal Blum	18,088		0.15%
Jacob Zelicovitch	-		-
All directors and executive officers as a group (14 persons)(8)	3,345,396		21.65%

(1)	Each option outstanding as of the closing of the Business Combination is exercisable into 1.18 ZOOZ ordinary share (after applying certain adjustments to the number of ZOOZ ordinary shares underlying such outstanding options following the issuance of the Earnout Rights, in accordance with the respective terms of the options); each option granted after the closing of the Business Combination and the issuance of the Earnout Rights is exercisable into one ZOOZ ordinary share. Each option expires 10 years from the date of its grant. 291,375 of the options listed in the table above are vested or shall become vested within 60 days of February 20, 2025.

(2)	Does not include 4,000,000 ZOOZ Earn Out Shares.

(3)	Consists of 2,702,399 ZOOZ ordinary shares and options to purchase 642,997 ZOOZ ordinary shares which are vested or shall become vested within 60 days of February 20, 2025.

(4)	ZOOZ ordinary shares and ZOOZ options. Calculation includes options to purchase 100,411 ZOOZ ordinary shares, exercisable within 60 days of February 20, 2025.

(5)	ZOOZ ordinary shares and ZOOZ options. Calculation includes options to purchase 83,259 ZOOZ ordinary shares, exercisable within 60 days of February 20, 2025.

(6)	Based on the Schedule 13D filed by Fang Zheng on April 11, 2024, which presented ownership as of April 4, 2024, of the 1,901,521 ZOOZ ordinary shares reported as beneficially owned by Fang Zheng (i) 150,000 ZOOZ ordinary shares held by Fang Zheng, (ii) 2,219,550 ZOOZ ordinary shares held by the Sponsor, and (iii) 245,250 ZOOZ ordinary shares issuable upon the exercise of the Private Warrants held by the Sponsor. The Warrants are exercisable beginning 30 days after completion of the Business Combination, or May 4, 2024, until five years after such date, or May 4, 2029, and each Warrant is exercisable for one ZOOZ ordinary share at an exercise price of $11.50 per share. Fang Zheng is the majority shareholder of the Sponsor and therefore could be deemed to be the beneficial owner of all of the securities of ZOOZ held of record by the Sponsor. Fang Zheng disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Fang Zheng’s principal business address is c/o, Keywise Capital Management (HK) Limited, Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong.

(7)	ZOOZ ordinary shares and ZOOZ options. Calculation includes options to purchase 114,322 ZOOZ ordinary shares, exercisable within 60 days of February 20, 2025.

(8)	Includes (i) a total of 2,702,399 ZOOZ ordinary shares held by directors and executive officers, and (ii) options to purchase a total of 642,997 ZOOZ ordinary shares that are beneficially owned by directors and executive officers that are exercisable within 60 days of February 20, 2025, with a weighted average exercise price of $10.0 per share and which expire between February 2025 and September 2034.

Share Incentive Plan

We currently maintain one active share incentive plan, which is our 2015 Plan. In addition to the discussion below, see Note 12 to our audited consolidated financial statements for the year ended December 31, 2024.

ZOOZ Power 2015 Incentive Compensation Plan

In August 2015, the board of directors approved the Company’s option plan for employees and officers (the 2015 Plan), which was submitted in June 2016 to the Israel income tax authorities as a plan administered by a trustee and treated for tax purposes as a capital gain pursuant to Section 102(b)(2). Options to non-employees and non-officers of the Company, in addition to controlling shareholders of the Company, are to be allocated under Section 3(i) of the Income Tax Ordinance. The 2015 Plan was further amended on February 11, 2021 and on March 21, 2024, the extraordinary general meeting of the Company’s shareholders approved an additional amendment of the 2015 Plan, and the adoption of a U.S sub-plan, that is intended to address U.S. tax provisions, and allow for the utilization of certain U.S. tax benefits for U.S. grantees. Following the said amendment, the 2015 Plan allows for the grant of restricted share units, and performance-based awards; it was also adjusted to reflect the Company’s dual listing.

The 2015 Plan is managed by the Company’s board of directors, or by a committee authorized by the Board. The Board or a committee thereof has the authority to designate the terms of the options granted thereunder, including the identity of the grantees, exercise prices, grant dates, vesting schedules and expiration dates, which may be no more than ten years after the grant date. The administration of the 2015 Plan by our Board is subject to applicable law, including with respect to the approval procedure of compensation to office holders required under the Companies Law (for additional information on the approval procedure of compensation to office holders, see “Item 6. Directors, Senior Management and Employees – B. Approvals Required for Office Holders Terms of Employment”).

Eligibility. In accordance with the 2015 Plan and subject to applicable law, ZOOZ’s board of directors may grant options that are not registered for trading to be exercised for ZOOZ ordinary shares (“Options”), to employees, officers, directors, consultants and other selected service providers of ZOOZ or affiliated companies (the “Grantees”).

Grant of Options. Options shall be granted with no consideration and evidence by an option agreement. Each Grantee shall be required to execute, in addition to the option agreement, any and all other documents required by the Company or any affiliated company, whether before or after the grant of the Options.

Exercise Price. Each Option may be exercised at an exercise price to be determined by ZOOZ’s board of directors or a committee thereof administering the 2015 Plan, which, unless otherwise determined, is generally the average closing price of the ZOOZ ordinary shares on the Nasdaq during the 30 trading days preceding the applicable date of grant.

Vesting Schedule. Unless otherwise determined by ZOOZ’s board of directors or a committee thereof administering the 2015 Plan, the Options shall vest over a four-year period as follows: 25% will vest one calendar year from the date of grant; and an additional 6.25% will vest each quarter thereafter for the next 36 months. In addition, the ZOOZ board of directors may determine that certain and/or all Options shall be accelerated upon a merger transaction of ZOOZ.

Expiration Date. The Options will expire ten years after the grant date, unless ZOOZ board of directors determined otherwise.

Exercise Period. Each Option shall be exercisable from the date upon which it becomes vested until the expiration date of such Option (subject to certain exceptions which may cause the prior expiration of Options). In the event of a merger of ZOOZ with or into another corporation which ZOOZ is not the surviving entity, or the sale of all or substantially all the assets or the shares of ZOOZ other than to a wholly-owned subsidiary of the parent company or other than in the framework of a corporate reorganization, the surviving or the acquiring entity, as the case may be, or its respective parent company or subsidiary may either assume ZOOZ’s rights and obligations under outstanding Options or substitute the outstanding Options, as determined under the Company Equity Plan.

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

Termination of Services. Any Option granted in favor of any Grantee but not exercised by such Grantee within the exercise period and in strict accordance with the terms of the 2015 Plan, any applicable sub-plan and the applicable option agreement, shall, upon the lapse of the exercise period, immediately expire and terminate and become null and void. Upon the termination of a Grantee’s Service (as such term defined under the 2015 Plan), for any reason whatsoever, any Options granted in favor of such Grantee which are not vested Options, shall immediately expire and terminate and become null and void. Additionally, in the event of the termination of a Grantee’s Service for Cause (as such term defined under the 2015 Plan) (a) all of such Grantee’s vested Options shall also, upon such termination for Cause, immediately expire and terminate and become null and void. Following termination of Grantee’s Service other than for Cause, the expiration date of such Grantee’s vested Options shall be deemed the earlier of: (a) the expiration date of such vested Options as was in effect immediately prior to such termination; or (b) 3 calendar months following the date of such termination or, if such termination is the result of death or disability of the Grantee, 12 calendar months from the date of such termination.

During the year of 2024, we granted Options to purchase 6,995 ordinary shares to 2 Grantees (who are not office holders) of the Company (after applying certain adjustments to the number of shares underlying outstanding options following the issuance of the Earnout Rights, in accordance with the respective terms of the options). As of February 20, 2025, Options to purchase 824,437 ZOOZ ordinary shares are reserved for future issuances under the 2015 Plan.

As of December 31, 2024, options to purchase 1,112,617 ordinary shares at a weighted average exercise price of approximately $5.8 per share were outstanding (after applying certain adjustments to the number of shares underlying outstanding options following the issuance of the Earnout Rights, in accordance with the respective terms of the options) under the 2015 Plan and options to purchase 824,437 ZOOZ ordinary shares remained available for future grant under the 2015 Plan.

Taxation of Equity Granted under our 2015 Plan

Our board of directors elected the “Capital Gains Track” (as defined in Section 102(b) (2) of the Tax Ordinance) for the grant of equity under the 2015 Plan to Israeli grantees who are eligible for grant under said Section 102 of the Tax Ordinance.

Pursuant to such election, and provided such eligible grantees comply with all the requirements of the “Capital Gains Track”, gains derived by them, arising from the sale of shares acquired pursuant to the 2015 Plan or the exercise of options granted to them, will generally be subject to a flat capital gains tax rate of 25%, although these gains, or part of them, will also be considered part of a grantee’s regular salary and subject to such grantee’s regular tax rate applicable to such salary. As a result of the Company’s election in the “Capital Gains Track” under Section 102, the Company is not allowed to claim as an expense for tax purposes in Israel the amounts credited to the grantee as capital gains, although it is generally entitled to do so in respect of the salary income component (if any) of such grant, if any, when the related tax is paid by the grantee as long as the grantee complies with all the requirements of the “Capital Gains Track.”

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

On April 28, 2024, we adopted a Policy for Recovery of Erroneously Awarded Compensation, or the Clawback Policy, providing for recovery of certain incentive-based compensation from current and former executive officers of the Company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s Chief Executive Officer and Chief Financial Officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy was filed as Exhibit 97.1 to our Annual Report on Form 20-F for the year ended December 31, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth share ownership information as of February 20, 2025 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ZOOZ ordinary shares. The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include shares that may be acquired by any of the below entities upon the exercise of options or warrants known to us, that are either currently exercisable or will become exercisable within 60 days of February 20, 2025.

The shareholders listed below do not have any different voting rights from any of our other shareholders. The percentage of beneficial ownership is based upon 12,105,496 ZOOZ ordinary shares outstanding as of February 20, 2025.(1)

Beneficial Owner	Amount Owned	Percent of Class
Y.D More Investments Ltd.(2)	1,518,955	11.1%
The Phoenix Provident Funds(3)	1,266,600	9.2%
Elah Fund(4)	679,968	5.3%
Afcon Holdings LTD.(5)	751,470	5.8%
Keyarch Global Sponsor Limited(6)	2,614,800	17.8%

(1)	Includes 12,105,496 ZOOZ ordinary shares of the Company; does not include 4,000,000 ZOOZ Earn Out Shares.

(2)	The information presented in pursuant to a Schedule 13G filed with the SEC on April 10, 2024. The securities reported herein are held by More Provident Funds and Pension Ltd. or by More Mutual Funds Management (2013) Ltd. for the benefit of beneficiaries of various provident and pension funds or mutual funds, respectively, or by More Investment House Portfolio Management Ltd. for the benefit of various portfolio management clients. More Provident Funds and Pension Ltd., More Mutual Funds Management (2013) Ltd. and More Investment House Portfolio Management Ltd. are each controlled by Y.D More Investments Ltd., which is controlled by (i) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (ii) Eli Levy through Elldot Ltd., a wholly owned company, (iii) Yosef Levy and (iv) Benjamin Meirov.

(3)	To the Company’s knowledge. Includes 570,003 ZOOZ warrants (series 3) exercisable within 60 days of February 20, 2025.

(4)	To the Company’s knowledge. Includes 70,725 ZOOZ warrants (series 3) exercisable within 60 days of February 20, 2025.

(5)	To the Company’s knowledge. Includes 377,821 ZOOZ warrants (series 3) exercisable within 60 days of February 20, 2025.

(6)	The information presented in pursuant to a Schedule 13D filed with the SEC on April 11, 2024. Includes (i) 150,000 ZOOZ ordinary shares held by Fang Zheng, (ii) 2,219,550 ZOOZ ordinary shares held by the Sponsor, and (iii) 245,250 ZOOZ ordinary shares issuable upon the exercise of the Private Warrants held by the Sponsor. The Warrants are exercisable beginning 30 days after completion of the Business Combination, or May 4, 2024, until five years after such date, or May 4, 2029, and each Warrant is exercisable for one ZOOZ ordinary share at an exercise price of $11.50 per share. Fang Zheng is the majority shareholder of the Sponsor and therefore could be deemed to be the beneficial owner of all of the securities of ZOOZ held of record by the Sponsor. Fang Zheng disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 SPAC Earn Out Shares.

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation,” and other than certain transactions entered into with the Sponsor in connection with the Business Combination prior to the Closing thereof (including the Sponsor Note), since January 1, 2024, we have entered into the following material related party transactions:

Registration Rights Agreement Amendment

ZOOZ and certain equity holders of ZOOZ and certain equity holders of Keyarch entered into the Registration Rights Agreement and the Keyarch Registration Rights Agreement Amendment, providing such shareholders with customary demand registration rights and piggyback registration rights with respect to registration statements filed by ZOOZ after the Closing. Under the ZOOZ Lock-Up Agreement, the securityholders of ZOOZ party thereto (other than the Sponsor) have agreed not to transfer their ZOOZ ordinary shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing until the earlier of (x) the date that is 180 days after the date of the Closing, or (y) the date after the Closing on which ZOOZ consummates a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of ZOOZ’s shareholders having the right to exchange their ZOOZ ordinary shares for cash, securities or other property ZOOZ.

Purchase Order with SMYZE Intelligent Technology (Shanghai) Co., Ltd

On January 13, 2025, ZOOZ received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company incorporated under the laws of the People’s Republic of China controlled by Mr. Fang Zheng, a director of ZOOZ and the majority shareholder of the Sponsor, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. Following the approval of ZOOZ’s audit committee and board of directors, ZOOZ shipped such system to SMYZE in February, 2025.

Loans Granted to Members of the Board of Directors or Executive Management

As of the date of this Annual Report, we have no outstanding loan or guarantee commitments to members of the board of directors or management.

Indemnification and Exemption Agreements

Our Articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Accordingly, we release our office holders from liability and indemnify them to the fullest extent permitted by law and provide them with letters of indemnification and exemption and release for this purpose, in the form most recently approved at our extraordinary general meeting of our shareholders, held on March 21, 2024. Under the letters of indemnification and exemption and release (i) our undertaking to indemnify each office holder for monetary liabilities or obligations imposed by a court judgment (including a settlement or an arbitrator’s award approved by a court) is limited to matters that result from or are connected to those events or circumstances set forth therein, and (ii) the indemnification that we undertake towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, do not exceed the amount equal to 25% of the Company’s shareholders’ equity at the time of the indemnification.

Our office holders are also covered by directors’ and officers’ liability insurance. For more information see “Item 6. Directors, Senior Management and Employees – B. Compensation - Insurance, Indemnification and Exemption.”

Collaboration Agreement with Dor-Alon

In January, 2023, a first site in Israel, which is supported by the ZOOZTER™-100, has commenced commercial operation. This site was established as a Pilot site, in collaboration with Afcon e-mobility and Dor-Alon gas stations (the operators of “ON” charging network, which is the biggest fast charging network in Israel), and with the support of the IIA and the Israeli Ministry of Energy. In March 2024, ZOOZ announced that based on the successful pilot with Afcon and Dor-Alon, it was agreed with Dor-Alon that two ZOOZTER™-100 systems will be installed at two of Dor-Alon’s gas stations along Highway 6 (one of Israel’s main transportation corridors), aiming to enable additional ultra-fast chargers in these sites, despite the grid’s limitations. In accordance with the engagement terms between the parties, the ability of the ZOOZTER™-100 systems to support these multi-charger sites was evaluated for a period of several months and following successful completion of this assessment, one of the ZOOZTER™-100 was purchased and the second system is expected to be purchased by Dor-Alon (pursuant to terms agreed by the parties).

In addition, in March 2024, ZOOZ announced that based on the successful pilot with Afcon and Dor-Alon, it was agreed with Dor-Alon that two ZOOZTER™-100 will be installed in Dor-Alon’s gas stations along Highway 6, aiming to enable additional ultra-fast chargers in these sites, despite the grid’s limitations. The ZOOZTER™-100 ability to support these multi-charger sites will be evaluated for a period of several months and upon successful completion of this period, the ZOOZTER™-100 systems will be purchased by Dor-Alon (at terms already agreed by the parties). In May and June 2024, ZOOZ announced the installation and operation of such two ZOOZTER™-100 systems in Dor-Alon’s gas stations along Highway 6.

For cautionary purposes only, ZOOZ classified this transaction as a related party transaction under Israeli law.

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

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview – Material Agreements – Cooperation Agreement with the New York Power Authority”, “Item 4. Information on the Company - B. Business Overview – Material Agreements - Distribution Agreement with Blink Charging Co.”, “Item 4. Information on the Company - B. Business Overview – Material Agreements - The Business Combination Agreement and Related Agreements” and “Item 4. Information on the Company - B. Business Overview – Material Agreements – Standby Equity Purchase Agreement with Yorkville” for a discussion of our material contracts.

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

As of February 20, 2025, ZOOZ did not apply the new benefits under the Preferred Enterprise regime.

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

As of February 20, 2025, ZOOZ did not apply for a tax ruling from the ITA or implemented benefits under The Preferred Technological Enterprise regime.

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

Surtax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2024), which amount is linked to the Israeli consumer price index (according to the latest legislative acts, such linkage will be freeze for the years 2025-2027).

In addition to the above, as of January 1, 2025, individuals whose taxable income from capital sources (income from capital gains, dividends and interests) in the tax year exceeds the amount specified above (NIS 721,560 also in 2025), will be subject to an additional tax at a rate of 2% (5% in total), on the portion of their taxable income from capital sources that exceeds the amount above.

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

ZOOZ, Merger Sub, their respective affiliates, and any other person making a payment under the Business Combination Agreement (including the issuance of shares as consideration under the Business Combination Agreement) is required to deduct and withhold tax from the consideration payable by them under the Business Combination Agreement in accordance with applicable legal requirements. Keyarch applied for and received a tax ruling from the ITA exempting ZOOZ, Merger Sub and their respective agents from any obligation to withhold Israeli tax from such consideration payable or otherwise deliverable to certain Keyarch shareholders, holders of Keyarch rights and holders of Keyarch warrants, and deferring the taxable event to the time of the sale of the shares or warrants by such holders, as described below. We sometimes refer to such tax ruling as the WHT Ruling. Pursuant to the terms of the WHT Ruling, such ruling applies to each person who was a Keyarch shareholders, holder of Keyarch rights and holder of Keyarch warrants that meets all of the following requirements: (1) it acquired all of its equity interests in Keyarch in or following Keyarch’s initial public offering on Nasdaq; (2) it held less than 5% of outstanding Keyarch ordinary shares; (3) it was not a registered shareholder; (4) it was not a “relative” (as defined under Section 88 of the Ordinance) of a registered shareholder; (5) it was not an Israeli resident “office holder” as defined under the Securities Law in Keyarch; and (6) it did not receive any other tax ruling issued by the ITA in connection with its Keyarch equity interests, or was subject to other tax arrangement, that may contradict the terms and conditions of the WHT Ruling. Regarding Keyarch shareholders, holders of Keyarch rights and/or holders of Keyarch warrants (collectively, “Keyarch Securityholders”) that are not covered under the WHT Ruling: (1) any Keyarch Securityholders that owned at least 5% of Keyarch outstanding shares or 5% of the rights on a fully diluted basis will be subject to tax withholding in Israel, unless a residency declaration or an exemption certificate or other ruling from the ITA is provided by such Keyarch Securityholders and (2) a Keyarch Securityholders that owned less than 5% of or 5% of the rights on a fully diluted basis Keyarch outstanding shares who is not covered under the WHT Ruling will be subject to tax withholding in Israel, unless any of the following will be provided to the Exchange Agent within 180 days from the Closing: (a) a valid declaration has been provided by such that it has never been an Israeli tax resident and that it never maintained a permanent establishment in Israel, (b) a SPAC Declaration (as such term is defined in the Business Combination Agreement), (c) an exemption certificate, or (d) WHT Ruling applicable to such Keyarch Securityholder.

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

U.S. Federal Income Tax Considerations for U.S. Holders

General

The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our securities by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our securities as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, the income tax treaty between the United States and Israel, or the Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ZOOZ securities as part of a “straddle,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ZOOZ securities as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ordinary shares or securities, corporations that accumulate earnings to avoid U.S. federal income tax, S-corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass-through entities, and investors in such pass-through entities, or persons who hold our ordinary shares in connection with a trade or business, permanent establishment or fixed place of business outside the United States, including a permanent establishment in Israel). This discussion relates only to U.S. federal income taxes and does not address any other taxes, including but not limited to, U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, the Medicare contribution tax on net investment income or the special tax accounting rules under Section 451(b) of the Code.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our securities that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury Regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the U.S. federal income tax consequences relating to an investment in our securities will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our securities.

No ruling has been sought from the U.S. Internal Revenue Service, or IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS will not take a contrary position or that a court will not sustain such a position in the event of a challenge.

This discussion does not address the tax treatment of any ZOOZ private warrants, or ZOOZ ordinary shares or ZOOZ public warrants that were issued to holders of outstanding Keyarch shares and Keyarch public and/or private warrants in connection with the Business Combination.

THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING OR DISPOSING OF ZOOZ ORDINARY SHARES AND ZOOZ PUBLIC WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ZOOZ ORDINARY SHARES AND ZOOZ PUBLIC WARRANTS.

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to income and assets of its subsidiaries, either (1) at least 75% of its gross income is “passive income,” or (2) on average at least 50% of its assets, determined on a quarterly basis, for the taxable year are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (unless held in a non-interest bearing account for short-term working capital needs), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on the composition of the income, assets and operations of ZOOZ and its subsidiaries ZOOZ believes that it was not a PFIC for the taxable year ended December 31, 2024. ZOOZ has not determined whether ZOOZ may be a PFIC in the current taxable year or any future taxable year. However, the determination of whether or not we are a PFIC is a fact-intensive determination made annually after the end of the taxable year and the applicable law is subject to varying interpretations. For instance, the value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to continue to fluctuate. Accordingly, we cannot provide any assurance regarding, and our U.S. counsel expresses no opinion with respect to, our PFIC status for any taxable year. Furthermore, there can be no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with our conclusion or that the IRS will not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our securities, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution made during a taxable year that is greater than 125% of the average annual distributions made in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the securities, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our securities, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for the securities. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, for ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any taxable year during which a U.S. Holder holds our securities, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the securities unless, in the case of our ordinary shares, we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If this election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC. Any gain recognized from such deemed sale will be taxed under the PFIC excess distribution regime, and any loss will not be recognized. The U.S. Holder’s tax basis in its ordinary shares will be increased by the amount of gain recognized, and the U.S. Holder’s holding period for its ordinary shares will start on the day after the last day of the last taxable year in which we qualified as a PFIC. After the deemed sale election, the U.S. Holder’s ordinary shares will not be treated as shares of a PFIC unless we subsequently become a PFIC. A deemed sale election is not available with respect to our public or private warrants.

If we are a PFIC for any taxable year during which a U.S. Holder holds our securities and at any time have a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder generally will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and will be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries, if any.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, such U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on the ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”. Our ordinary shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally will take into account, as ordinary income for each taxable year of the U.S. Holder, any excess of the fair market value of the U.S. Holder’s ordinary shares held at the end of such taxable year over the U.S. Holder’s adjusted tax basis in such ordinary shares. The U.S. Holder will also take into account, as an ordinary loss for each taxable year, any excess of its adjusted tax basis in such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in its ordinary shares will be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of the ordinary shares in any taxable year in which we are a PFIC will be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. It is unclear whether and under what circumstances a mark to market election may be available with respect to our public warrants, so a U.S. Holder of public warrants considering such an election should consult its tax advisor.

A mark-to-market election will not apply to our ordinary shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election generally will not apply to any lower-tier PFICs that we may organize or acquire in the future, unless shares of such lower-tier PFICs are themselves marketable stock. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our ordinary shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election for taxable years during which the U.S. Holder holds our ordinary shares and in which we are a PFIC. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income (i) the U.S. Holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income or (ii) the U.S. Holder’s pro rata share of the PFIC’s net capital gains as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the U.S. Holder’s income. If a U.S. Holder has made a QEF election with respect to its ordinary shares, any gain or loss recognized by the U.S. Holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. Holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC. A QEF election is not available with respect to ZOOZ public or private warrants.

U.S. Holders should consult their tax advisors regarding making QEF elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for our ordinary shares by making the election for the first year in which the U.S. Holder owns our ordinary shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a “purging election” with respect to our ordinary shares in connection with the U.S. Holder’s QEF election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s ordinary shares.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. Upon written request, ZOOZ will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the ZOOZ ordinary shares in the event ZOOZ is treated as a PFIC for any taxable year. There can be no assurance, however, that ZOOZ will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

U.S. Holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Each U.S. person (as defined in the Code) that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the ownership and disposition of our ordinary shares or public warrants, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares or public warrants and the IRS information reporting obligations with respect to the ownership and disposition of ordinary shares or public warrants of a PFIC.

Distributions on ZOOZ ordinary shares

If ZOOZ makes distributions of cash or property on the ZOOZ ordinary shares, subject to the discussion above under “- Passive Foreign Investment Company Rules,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the excess will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to them to be treated as dividends. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for U.S. foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on our ordinary shares at a rate not exceeding the rate provided by the Treaty may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Prospective investors should be aware, however, that dividends paid by a company that is a PFIC in the taxable year in which the distribution is paid or in the preceding taxable year are not eligible to be taxed at such reduced rate. Distributions on our ordinary shares that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of the Treaty, although there can be no assurance in this regard. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend our ordinary shares to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

Sale, Exchange, Redemption or Other Disposition of ZOOZ Securities.

Subject to the discussion above under “- Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our securities in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the securities. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the securities were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain will be taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the Treaty, which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their own tax advisors regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a ZOOZ Public Warrant

Except as discussed below with respect to the cashless exercise of ZOOZ public warrants a U.S. Holder generally will not recognize gain or loss upon the acquisition of a ZOOZ ordinary share on the exercise of a ZOOZ public warrant for cash. A U.S. Holder’s tax basis in a ZOOZ ordinary share received upon exercise of a ZOOZ public warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the ZOOZ public warrant exercised and the exercise price. Subject to the discussion above under “Passive Foreign Investment Company Rules,” the U.S. Holder’s holding period for a ZOOZ ordinary share received upon exercise of a ZOOZ public warrants will generally begin on the day following the date of exercise of the ZOOZ public warrants. If a ZOOZ public warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such ZOOZ public warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the ZOOZ public warrant.

The U.S. federal income tax treatment of an exercise of a ZOOZ public warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event, a non-realization event, or a tax-free recapitalization. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a ZOOZ public warrant on a cashless basis, including with respect to their holding period and tax basis in the ordinary shares received upon exercise of the ZOOZ public warrant.

Possible Constructive Distributions

The terms of each ZOOZ public warrant provide for an adjustment to the number of ZOOZ ordinary shares for which the ZOOZ public warrant may be exercised or to the exercise price of the ZOOZ public warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a ZOOZ public warrant would, however, be treated as receiving a constructive distribution from ZOOZ if, for example, the adjustment increases the holder’s proportionate interest in ZOOZ’s assets or earnings and profits (for instance, through an increase in the number of ZOOZ ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ZOOZ ordinary shares which is taxable to the U.S. Holders of such shares as described under “Distributions on ZOOZ ordinary shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such ZOOZ public warrants received a cash distribution from ZOOZ equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to their investment in our securities, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “- Passive Foreign Investment Company Rules,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.

Dividends on and proceeds from the sale or other disposition of our securities may be subject to U.S. backup withholding unless the U.S. Holder establishes a basis for exemption. Backup withholding generally would apply if the holder fails to (1) provide an accurate United States taxpayer identification number (usually on IRS Form W-9), or (2) otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding and information reporting rules.

The discussion above is for general informational purposes only and is not tax advice. Prospective investors in our ordinary shares or public warrants should consult their tax advisors regarding the U.S. federal, state, and local and non-U.S. income and non-income tax consequences of the ownership and disposition of our ordinary shares in their particular circumstances, including information reporting requirements and the impact of any potential change in law.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Furthermore, as a “foreign private issuer”, we are also not subject to the requirements of Regulation FD promulgated under the Exchange Act. Nasdaq rules generally require that companies send an Annual Report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq Listing Rules and follow the generally accepted business practice for companies in Israel. Specifically, we file Annual Report on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

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

For the year ended December 31, 2024, we had $268 thousands of other comprehensive gain generated from the exchange differences on translation of foreign operations. For the year ended December 31, 2023 we had $819 thousands of other comprehensive loss generated from the same.

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

Credit Risk

For the year ended December 31, 2024, our main credit risk was that counterparties will not repay in full the accounts receivable based on the agreed terms. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by our board of directors. For the year ended December 31, 2023, our main credit risk was that counterparties will not repay in full the accounts receivable based on the agreed terms.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. We may also utilize the SEPA (or any part thereof) in order to mitigate our liquidity risk.

Interest Rate Risk

As of December 31, 2024, we had approximately $7.5 million in cash. We mostly invest our cash surplus in short-term bank deposits. Since these investments typically carry fixed interest rate or yields, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our audited consolidated financial statements for the year ended December 31, 2024.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 3.2%, 3.0% and 5.3% in 2024, 2023, and 2022, respectively. The appreciation (devaluation) of the dollar against the NIS was 0.5%, 3.1% and 13.2 in 2024, 2023 and 2022, respectively. For 2024, assuming a 10% devaluation of the dollar against the NIS, we would experience an increase in our net loss of approximately $0.8 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $0.8 million. A significant portion of our expenditures is employee compensation related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in dollar terms. The devaluation/appreciation of the NIS against the dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS-based expenses are either currently adjusted to dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level due to the material weaknesses disclosed below. In light of this fact, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the audited consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S GAAP.

Previously identified material weaknesses

In connection with the preparation and audit of ZOOZ’s audited consolidated financial statements for the years ended December 31, 2024 and 2023, material weaknesses were identified in ZOOZ’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of ZOOZ’s audited consolidated annual financial statements will not be prevented or detected on a timely basis.

The material weaknesses referenced above are described below:

●	Segregation of duties has not been sufficiently established across the financial processes. Given the size, nature of the organization, and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

●	Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to ZOOZ being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

Remediation activities and plans:

ZOOZ is in the process of implementing a plan to remediate these material weaknesses such as implementation of an ERP system, which was completed in 2024, for, among other things, improving its appropriately designed, implemented, and documented controls in the financial processes, designed to ensure alignment with U.S. GAAP requirements for accurate financial reporting. In addition, as part of ZOOZ’s plan to remediate these material weaknesses, ZOOZ is in the process of implementing actions designed to mitigate the risks associated with segregation of duties, which is not always fully feasible, given ZOOZ’s size and current resource constraints, and may create an increased risk of fraud or misstatement. ZOOZ mitigates this risk through compensating controls, including process assessment and role reassignment, whereby ZOOZ has reviewed key financial processes and reallocated roles to enhance segregation of duties, as well as “dual approval workflows” (procurement procedures) and “management oversight” of high-risk and key financial transactions to detect issues and ensure compliance with internal controls.

In addition, during 2024 ZOOZ has commenced implementing remediation measures designed to address its lack of knowledge and experience relating to U.S. GAAP and SEC reporting requirements, by engaging with additional personnel with appropriate knowledge and experience relating to U.S. GAAP reporting requirements and by collaborating with external advisors in order develop proficiency in meeting SEC and U.S. GAAP requirements.

These remediation measures are ongoing and include engagement with professional service providers and implementing additional policies, procedures and controls.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, with the involvement of our board of directors and audit committee, is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting (as defined in Rules 13a-15(e) and 15(d) – 15(e)) has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

We assessed the effectiveness of internal controls over financial reporting as of December 31, 2024. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth above that, as of December 31, 2024, have not been remediated. Based on the assessment, management has determined that as of December 31, 2024 our internal control over financial reporting was not effective.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the company’s registered public accounting firm because the Company is an emerging growth Company.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) other than as discussed above under “Remediation Activities and Plans,” that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Christine Y. Zhao and Mrs. Naama Zeldis are “audit committee financial experts” as defined by the SEC rules and have the requisite financial experience as defined by the corporate governance rules of Nasdaq. See “Item 6 – Directors, Senior Management and Employees – A. Directors and Senior Management” for a summary of Ms. Christine Y. Zhao and Mrs. Naama Zeldis’ relevant professional experience.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2024, and 2023, in thousands:

	2024	2023
Audit Fees	$140	$41
Audit Related Fees	$13	$218
Tax Fees	$3	$5
All Other Fees	$0	7
Total	$156	$271

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our insider trading policy is filed as an exhibit to this Form 20-F.

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

Our CTO helps identify, assess and manage our cybersecurity threats and risks by monitoring and evaluating our threat environment using various methods including, for example by engaging third parties to conduct penetration tests on our behalf.

Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, incident response policy, business continuity plan, cyber-security insurance, firewalls in certain environments and systems, access controls, physical security and employee cyber-security trainings.

Our overall risk assessment and management processes covers material risks from cybersecurity threats. Our CTO works with relevant management members to prioritize and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

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

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under “Part 1. Item 3 Key information - D. Risk Factors” in this Annual Report, including the applicable risk factors under “Risk Factors - Risks Related to Intellectual Property, Information Technology, Data Privacy and Cybersecurity.”

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function through its audit committee.

Our cybersecurity risk assessment and management processes are under the responsibility of our CTO.

Our CTO is responsible for hiring appropriate personnel and / or using third -party service providers, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

The board of directors will receive periodic reports from our CTO concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The board of directors will also receive various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

Item 19. Exhibits.

Exhibit No.	Exhibit
1.	Amended and Restated Articles of Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-4/A, File No. 333-277295, filed with the Securities and Exchange Commission on March 15, 2024 (the “F-4/A”).
2.1*	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1†	Business Combination Agreement, dated as of July 30, 2023, by and among Keyarch, ZOOZ and Merger Sub (incorporated by reference to Exhibit 2.1 to the F-4/A.
4.2	Specimen Private Warrant Certificate of Keyarch (incorporated herein by reference to Exhibit 4.3 to Keyarch’s Registration Statement on Form S-1, File No. 333-261500, filed with the Securities and Exchange Commission on January 12, 2022).
4.3	Specimen Public Warrant Certificate of Keyarch (incorporated herein by reference to Exhibit 4.4 to Keyarch’s Registration Statement on Form S-1, File No. 333-261500, filed with the Securities and Exchange Commission on January 12, 2022).
4.4	Public Warrant Agreement, dated January 24, 2022, between Keyarch and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2022)
4.5	Private Warrant Agreement, dated January 24, 2022, between Keyarch and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.2 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2022).
4.6	Assignment, Assumption and Amendment to Public Warrant Agreement (incorporated herein by reference to exhibit 99.1 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2024).
4.7	Assignment, Assumption and Amendment to Private Warrant Agreement (incorporated herein by reference to exhibit 99.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2024).
4.8	Amended and Restated Registration Rights Agreement, dated April 4, 2024, among the Company, Keyarch, and the “Investor” parties thereto (incorporated herein by reference to Exhibit 4.5 to ZOOZ’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (File No. 001-42005).
4.9	2015 Incentive Compensation Plan (incorporated herein by reference to Exhibit 4.1 to ZOOZ’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (File No. 001-42005).
4.10	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.19 to the F-4/A).
4.11	Amended and Restated Compensation Policy (incorporated herein by reference to Exhibit 4.3 to ZOOZ’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (File No. 001-42005)
4.12†	Cooperation Agreement, dated September 12, 2022, between ZOOZ and the New York Power Authority (incorporated herein by reference to Exhibit 10.8 to the F-4/A).
4.13	Distribution Agreement, dated December 1, 2022, between ZOOZ and Blink Charging Co (incorporated herein by reference to Exhibit 10.9 to the F-4/A).
4.14	Summary of Lease Agreement dated July 25, 2021, as amended, between ZOOZ and REIT 1 Ltd (incorporated herein by reference to Exhibit 10.10 to the F-4/A).
4.15	Sponsor Letter Agreement, dated as of July 30, 2023, by and among the Sponsor, Keyarch, and ZOOZ (incorporated by reference to Exhibit 10.6 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2023).
4.16	Amendment No. 1 to Sponsor Letter Agreement, dated as of February 9, 2024, by and among the Sponsor, Keyarch, and ZOOZ (incorporated by reference to Exhibit 10.1 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024).
4.17	Form of Subscription Agreement by and among Keyarch, ZOOZ and the Subscribers party thereto (incorporated by reference to Exhibit 10.2 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024).
4.18	Amendment No. 2 to Sponsor Letter Agreement, dated as of March 15, 2024, by and among the Sponsor, Keyarch, and ZOOZ (incorporated by reference to Exhibit 10.21 to the F-4/A).
4.19	Form of Amendment No. 3 to Sponsor Letter Agreement, dated as of April 4, 2024, by and among the Sponsor, Keyarch and ZOOZ (incorporated by reference to Exhibit 99.4 of the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2024).
4.20	Business Combination Marketing Agreement between Keyarch and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 1.2 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2022)
4.21	Form of Amendment to Business Combination Marketing Agreement, dated as of April 4, 2024, by and among EBC, Keyarch and ZOOZ (incorporated by reference to Exhibit 99.3 of the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2024).
4.22	Form of Sponsor Note, dated April 4, 2024 (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-279223) filed with the Securities and Exchange Commission on May 8, 2024).
4.23	Form of EBC Note, dated April 4, 2024 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-279223) filed with the Securities and Exchange Commission on May 8, 2024).
4.24†	Standby Equity Purchase Agreement, dated November 11, 2024 between YA II PN Ltd. and the Company (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-284270) filed with the Securities and Exchange Commission on January 14, 2025).
8.1*	Subsidiaries of the Registrant.
11(b)*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
12.2*	Certification by Principal Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
13.1*	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.
97.1	ZOOZ Power Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to ZOOZ’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (File No. 001-42005).
101*	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
†	Schedules to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZOOZ POWER LTD.

By:	/s/ Erez Zimerman
Name:	Erez Zimerman
Title:	Chief Executive Officer

Date: March 7, 2025

ZOOZ POWER LTD

2024 ANNUAL REPORT

F-1

ZOOZ POWER LTD

2024 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ZOOZ Power Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZOOZ Power Ltd. and its subsidiaries (the “Company’) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has net losses and has generated negative cash flows from operating activities for the years ended December 31, 2024, 2023 and 2022. Such circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Kesselman & Kesselman
Jerusalem, Israel	Certified Public Accountants (Isr.)
March 7, 2025	A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2018.

Kesselman & Kesselman, Rad Tower, 16 Hartom Street, Jerusalem 9777516, Israel, P.O Box 45192,

Har Hotzvim, Jerusalem 91451, Telephone: +972 -2- 5418200, Fax:+972 -2- 5418201, www.pwc.com/il

ZOOZ POWER LTD

CONSOLIDATED BALANCE SHEETS

	December 31
	2024	2023
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash	7,532	6,672
Restricted bank deposits	34	-
Prepaid expenses	370	203
Other current assets	397	549
Inventory	2,320	2,848
TOTAL CURRENT ASSETS	10,653	10,272

NON-CURRENT ASSETS:
Restricted bank deposits	192	224
Prepaid expenses	91	79
Operating lease right of use assets	974	1,309
Property and equipment, net	927	1,593
TOTAL NON-CURRENT ASSETS	2,184	3,205
TOTAL ASSETS	12,837	13,477

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable	297	536
Other payables and accrued expenses	870	1,387
Short term employee benefits	668	788
Share based payment liabilities	-	232
Promissory note	890	-
Promissory note - Related party	2,151	-
Current maturities of operating lease liabilities	314	309
TOTAL CURRENT LIABILITIES	5,190	3,252

NON-CURRENT LIABILITIES:
Warrants liability	331	-
Operating lease liabilities	598	1,035
TOTAL NON-CURRENT LIABILITIES	929	1,035

TOTAL LIABILITIES	6,119	4,287

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.00286 par value - Authorized: 34,973,575 shares on December 31, 2024 and 2023; Issued and outstanding: 12,105,496 shares on December 31, 2024 and 5,912,223 at December 31, 2023	10	5
Additional paid-in capital	67,026	58,780
Accumulated other comprehensive loss	(2,147)	(2,414)
Accumulated deficit	(58,171)	(47,181)
TOTAL EQUITY	6,718	9,190
TOTAL LIABILITIES AND EQUITY	12,837	13,477

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ POWER LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31
	2024	2023	2022

Revenue	1,041	764	-
Cost of revenue	1,527	1,869	178

Gross loss	(486)	(1,105)	(178)

Research and development, net	5,062	5,215	4,163
Sales and marketing	1,324	3,041	1,672
General and administrative	3,664	2,850	2,189

Operating loss	(10,536)	(12,211)	(8,202)

Interest expenses	171	-	-
Other finance expenses (income), net	283	(456)	(377)
Net loss	(10,990)	(11,755)	(7,825)

Net loss per ordinary share attributable to shareholders - basic and diluted	(1.09)	(1.99)	(1.51)
Weighted average ordinary shares outstanding – basic and diluted	10,070	5,912	5,166

The accompanying notes are an integral part of the consolidated financial statements.

F-5

ZOOZ POWER LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Net Loss	(10,990)	(11,755)	(7,825)

Other Comprehensive income (loss)
Reporting currency translation gain (loss)	267	(819)	(1,965)

Total other comprehensive income (loss)	267	(819)	(1,965)

Total comprehensive loss	(10,723)	(12,574)	(9,790)

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ POWER LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Share capital		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	loss	Total

BALANCE AS OF JANUARY 1, 2024	5,912,223	5	58,780	(2,414)	(47,181)	9,190
CHANGES IN 2024:
Public offering of shares, net of issuance costs of $ 148	6,153,892	5	7,550		-	7,555
Classification of liability classified share-based compensation awards to equity (Note 12)	-	-	302	-	-	302
Share-based compensation	-	-	294	-	-	294
Issuance of shares according to the SEPA (Note 11)	39,381	(*)	100	-	-	100
Net loss	-	-	-	-	(10,990)	(10,990)
Other comprehensive loss	-	-	-	267	-	267
BALANCE AS OF DECEMBER 31, 2024	12,105,496	10	67,026	(2,147)	(58,171)	6,718

(*)	Represents less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ POWER LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Share capital		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	loss	Total

BALANCE AS OF JANUARY 1, 2023	5,912,223	5	58,277	(1,595)	(35,426)	21,261
CHANGES IN 2023:
Share-based compensation	-	-	503	-	-	503
Net loss	-	-	-	-	(11,755)	(11,755)
Other comprehensive loss	-	-	-	(819)	-	(819)
BALANCE AS OF DECEMBER 31, 2023	5,912,223	5	58,780	(2,414)	(47,181)	9,190

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ POWER LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Share capital		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	loss	Total

BALANCE AS OF JANUARY 1, 2022	2,295,736	2	29,867	370	(27,601)	2,638
CHANGES IN 2022:
Private placement and public offering of shares and warrants, net of issuance costs of $1,700	3,616,487	3	27,867	-	-	27,870
Share-based compensation	-	-	543	-	-	543
Net loss	-	-	-	-	(7,825)	(7,825)
Other comprehensive loss	-	-	-	(1,965)	-	(1,965)
BALANCE AS OF DECEMBER 31, 2022	5,912,223	5	58,277	(1,595)	(35,426)	21,261

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ POWER LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(10,990)	(11,755)	(7,825)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	374	239	131
Non-cash finance expenses (income), net	446	(206)	(279)
Net changes in operating lease assets and liabilities	(97)	(148)	119
Gain from disposal of assets			(16)
Share-based compensation	369	(219)	(1,751)
Changes in operating assets and liabilities:
Prepaid expenses	(165)	(137)	(19)
Other assets	134	(26)	(55)
Inventory	847	(1,117)	(1,405)
Accounts payable	(232)	64	10
Other payables and accrued expenses	(500)	1,028	51
Short-term employee benefits	(114)	45	492

Net cash used in operating activities	(9,928)	(12,232)	(10,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted deposits	226	(224)	-
Short term deposits	(3,500)	-	-
Decrease in short term deposits	3,500	-	-
Grants received for property and equipment		250	-
Purchase of property and equipment	(67)	(1,365)	(500)

Net cash provided by (used in) investing activities	159	(1,339)	(500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of issuance costs	7,551	-	27,870
Proceeds from issuance promissory notes	2,870	-	-
Proceeds from issuance warrants liability	306	-	-

Net cash provided by financing activities	10,727	-	27,870

Effect of change in exchange on cash balances in foreign currencies	128	(550)	(1,906)
Net change in cash and restricted deposits	1,086	(14,121)	14,917
Cash and restricted deposits at beginning of year	6,672	20,793	5,876
Cash and restricted deposits at end of year	7,758	6,672	20,793

Supplemental disclosure of cash flow information
Non-cash activity:
Shares issued for SEPA financing	100	-	-
Lease liabilities arising from obtaining right-of-use assets	-	55	319
Modification of lease contract	116	-	-
Classification of inventory to property and equipment	-	195	-
Classification of property and equipment to inventory	342	-	-
Classification of liability classified share-based compensation awards to equity	302	-	-

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 1 - GENERAL:

ZOOZ Power Ltd. (hereinafter - “the Company”), an Israeli Company, was incorporated and commenced operations in Israel on February 5, 2013. The offices of the Company are located at 4 Hamelacha St., Lod, Israel. Majority of the Company’s non current assets are located in Israel. The Company operates as one operating segment and is engaged in developing, manufacturing, marketing and selling Flywheel-based power boosting and power management solutions for ultra-fast multi-ports EV (Electrical Vehicles) charging. The system is based on kinetic storage using flywheels.

In March 2021, the Company completed an initial public offering of shares and marketable warrants on the Tel Aviv Stock Exchange and became a public Company and started trading on that day. In March 2022, the Company completed a public offering of shares and warrants. For more information see note 10.

On April 4, 2024 (the “Closing Date”), the Company and Keyarch Acquisition Corporation, a Cayman Islands exempted Company (“Keyarch”), consummated their previously announced business combination, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch, ZOOZ, ZOOZ Power Cayman, a Cayman Islands exempted Company and a direct, wholly owned subsidiary of ZOOZ (“Merger Sub”), Keyarch Global Sponsor Limited, a Cayman Islands exempted Company. The merger of Keyarch with Merger Sub resulted in the exchange of shares of Keyarch ordinary shares held by Keyarch shareholders for newly issued ZOOZ ordinary shares on a one-to-one basis. The merger was not within the scope of ASC 805 (“Business Combinations”) because Keyarch did not meet the definition of a business in accordance with ASC 805. The merger was accounted for as a recapitalization; as such, any difference between the fair value of ZOOZ ordinary shares issued and the fair value of Keyarch’s identifiable net assets was recorded as additional paid-in capital.

At the Closing Date and upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with the Cayman Act, Keyarch and Merger Sub consummated the Merger, pursuant to which Merger Sub was merged with and into Keyarch, with Keyarch being the surviving Company, following which the separate corporate existence of Merger Sub ceased and Keyarch continued as the surviving Company Pursuant to the Closing Date, Keyarch became a direct, wholly-owned subsidiary of the Company.

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

On April 4, 2024, ZOOZ issued promissory notes in favor of Keyarch and EarlyBirdCapital (hereinafter EBC underwriters in Keyarch’s initial public offering), for the principal amount of $2,030,000 and $840,000 respectively. The Notes mature on April 4, 2026 and accrues interest at an annual rate of 8%, which interest increases to 15% if the Note is not paid when due. In addition, ZOOZ is required to make mandatory cash prepayments on the Note from time to time in amounts equal to 25% of the gross proceeds less sales commissions received by ZOOZ from equity or equity-linked financings.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Further, at any time, EBC may elect to have any amount of outstanding principal and/or accrued interest of the EBC Note by the transfer of Sponsor Earnout Shares then remaining in the Escrow Account (as defined below) to EBC, with the price per Sponsor Earnout Share for purposes of determining the amount of the obligations satisfied under the EBC Note for such prepayment being equal to ninety percent (90%) of the volume weighted average price of an ordinary share of ZOOZ on the principal U.S. securities exchange on which ZOOZ’s ordinary shares then trade for the five trading day period ending on the trading day immediately prior to the Sponsor’s and ZOOZ’s receipt of the applicable prepayment notice from EBC. The promissory notes are measured at fair value using the effective interest rate method. The accrued interest recorded in 2024 amounts to $171 thousand, with the promissory notes in favor of Keyarch and EBC amount of $2,151 thousand and $890 thousand respectively as of December 31, 2024.

The Sponsor Earnout Shares were deposited in an escrow account (the “Escrow Account”) at the Closing pursuant to an escrow agreement, dated April 4, 2024 (the “Escrow Agreement”), which Escrow Agreement governs the release of such Sponsor Earnout Shares in accordance with the Sponsor Letter Agreement, Sponsor Note and EBC Note.

The Company’s shareholders are entitled to additional contingent consideration of up to 4 million ordinary shares upon the Company’s achievement of the applicable earnout milestones (hereinafter - “the Earnout Rights”), During five years commencing at the end of the full fiscal quarter following the Closing date. In the event the volume-weighted average price of ZOOZ ordinary shares (“VWAP”) exceeds $12, for any twenty (20) trading days within any thirty (30) consecutive trading day period during such period, then 1 million Earnout Shares will be issuable (constituting 25% of the Earnout Shares). In addition, in the event the VWAP exceeds $16 for the Trading Period, then 1,400,000 Earnout Shares are issuable (constituting 35% of the Earnout Shares), and additionally, in the event VWAP exceeds $23 for the Trading Period, then 1,600,000 Earnout Shares are issuable (constituting 40% of the Earnout Shares) as set forth in the Business Combination Agreement, in the form of non-tradable, non-assignable rights, that were issued by the Company pro rata to the Pre-Closing Company Shareholders on April 4, 2024. The earnout are indexed to the Company’s own stock and, accordingly, the earnout is now classified within equity. As of the balance sheet date, the earn out milestones were not met.

In connection to the Closing date of the Business Combination, the Company’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024, and became a dual listed Company.

Following the Issuance of Earnout rights in April 2024, the company’s options and warrants conversion ratio has been adjusted, so each option or warrant will be exercisable to 1.18961 common shares.

As part of the transaction Keyarch’s warrants at an amount of 6,022,050 with a total fair value of $0.3 million were converted to the Company’s warrants and were recorded in the consolidated financial statements, measured in accordance with the fair market value, as determined in accordance with the closing market price December 31, 2024. Changes in fair value are recognized through finance income or expense in the statement of operations. For more information see Note 10.

The net proceeds received by the Company as part of the Merger Agreement Closing and the PIPE Financing totaled to $10.875 million; issuance costs of $ 148 thousand were recorded as a reduction to Shareholders’ Equity.

Current impact of Sword of Iron War

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization; ), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of December 31, 2024 a ceasefire agreement has been reached between Israel and Lebanon. To date the Company’s operations and financial results have not been materially affected. The Company expects that the current conflict in the Gaza Strip, Lebanon and the security escalation in Israel will not have a material impact on its business results in the short term. However, since this is an event beyond the Company’s control, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Liquidity

The Company has net losses for the years ended December 31, 2024, and 2023 in the amounts of $10,990 thousand and $11,755 thousands and negative cash flows from operating activities in the amounts of $9,928 thousand and $12,232 thousand, respectively. The Company’s cash balance as of December 31, 2024, is $7,532 thousands.

The Company has historically financed its operations over the years by raising funds from investors. On April 4, 2024, the Company finalized a merger deal with a SPAC. As part of the merger 10,875 million USD, was invested in the company. Since the Company has just started commercial sales of its products and considering the Company’s expected cash usage, the Company’s cash balance as of December 31, 2024, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is looking to secure financing from various sources, including additional investment funding. There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operation.

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

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

The financial statements are translated into the reporting currency, the U.S dollar, using the current rate method - equity accounts are translated using historical exchanges rates, while all other balance sheet accounts are translated using the exchanges rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss). Exchange rates of NIS to U.S dollar as of December 31, 2024 and 2023 are 3.67 and 3.52, respectively.

Fair Value Measurements

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The carrying amounts of other current assets, account payables, other payables and accrued expenses and promissory notes approximate fair value because of their generally short maturities.

Restricted short-term bank deposits

Restricted short-term bank deposits are deposits with a maturity of less than one year. The bank deposits are primarily invested in highly liquid deposits and used as a security for the Company’s lease agreements. Short-term bank deposits are denominated in NIS. The interest on the Company’s deposits is insignificant. As of December 31, 2024 and 2023, the Company had a lien on the Company’s bank deposits in respect of bank guarantees granted in order to secure its lease agreements. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

Restricted long-term bank deposits

Restricted long-term bank deposits are deposits with a maturity of more than one year. The bank deposits are primarily invested in highly liquid deposits and used as a security for the Company’s lease agreements. Long-term bank deposits are denominated in NIS. The interest on the Company’s deposits is insignificant. As of December 31, 2024 and 2023, the Company had a lien on the Company’s bank deposits in respect of bank guarantees granted in order to secure its lease agreements. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, restricted short and long-term deposits, trade receivables and other receivables.

All the Company’s cash and restricted short and long-term bank deposits are invested in banks within Israel. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying balance sheets exceed federally insured limits. The Company places its cash and deposits with financial institutions for which management believes there is limited credit loss exposure.

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

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripherals	33
Office furniture and equipment	7
Machines and electronic devices	15-33
Leasehold improvements	21-26
Energy Storage systems	20

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

For the years ended December 31, 2024 and 2023, the Company did not recognize an impairment loss on its long-lived assets.

Basic and diluted net loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive ordinary shares outstanding for the period.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Potentially dilutive ordinary shares result from the assumed exercise of options and warrants, using the “treasury stock” method. Moreover, the Earn-Out Shares are considered contingent issuable shares upon meeting certain share price thresholds, for which the Company assesses their occurrence at the end of each reporting period.

All share options, warrants, and earnout shares rights were excluded from the calculation of diluted net loss per ordinary share because their effect would have been anti-dilutive for the years presented.

For the year ended December 31, 2024, the Company had 1,112,617 options, 6,053,703 warrants and 4,000,000 earnout shares rights. For the year ended December 31, 2023, the Company had 834,172 options and 39,710 warrants. These securities were not considered when calculating diluted loss per share since their effect is anti-dilutive.

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

Revenues

The Company generates revenues from the sale of flywheel-based power boosting and power management solutions for ultra-fast EV charging.

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

The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s contract includes one type of performance obligation, which is satisfied at a point in time. The Company recognizes revenue upon transfer of control of the system to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the system. The transfer of control over the system occurs when the company fulfills its performance obligations according to the agreed-upon terms of the contract with the customers. The Company does not provide a right of return. The Company provide to customers a limited warranty assurance that the systems are in compliance with the applicable specifications at the time of delivery. Under the standard terms and conditions of sale, liability for certain failures of product during the stated warranty periods are limited to repair or replacement of defective items.

During the reporting period, the company delivered its systems to several customers in Germany and in Israel. The company recognizes revenue related to the sale of the systems during the reporting period after completing its performance obligations.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Trade receivables are reduced by an allowance for current expected losses. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. As of December 31, 2024, the Company has collected all trade receivable balances. For the years ended December 31, 2024 and 2023 the Company has two individual customer that exceeded 10% of our total revenue.

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

The Company receives royalty-bearing grants, which represents participation of the Israel Innovation Authority (hereafter “IIA”) and the BIRD Foundation (“BIRD”) in approved programs for research and development. At the time the grants were received, successful development of the related projects was not assured. As such, these grants are recognized as a reduction of research and development expenses as the related costs are incurred. For more information see note 15.

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

The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740-10.

Share-based compensation

The Company accounts for options granted to employees under the fair value recognition provision of ASC 718 “stock compensation”. The Company measures all share-based awards, based on their estimated fair value on the grant date.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

The expected term is calculated using the simplified method, as the Company has concluded that its historical share option exercise experience does not provide a reasonable basis to estimate the expected option term. The volatility is based on a combination of the Company’s historical volatility, historical volatilities of companies in comparable stages as well as companies in the industry, by statistical analysis of daily share pricing model. The Company bases the risk-free interest rate used in its option-pricing models on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term to maturity of its equity awards. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero.

Liability classified share-based options

Some of the Company’s share-based awards had an exercise price denominated in USD, which was not the Company’s functional currency and not the employees’ salary currency or the currency in which the employees were paid. These awards were classified as liability awards, measured at fair value at the date of grant and re-measured at fair value at each reporting date up to and including the settlement date. The determination of the fair value of these awards is described in Note 12. The fair value of the awards was expensed over the respective vesting period of the individual awards with recognition of a corresponding liability. Changes in fair value after vesting were recognized through compensation expense in the statement of operations. Compensation expense reflected estimates of the number of awards was expected to vest. The impact of forfeitures and fair value revisions, if any, were recognized in earnings such that the cumulative expense reflected the revisions, with a corresponding adjustment to the settlement liability. As of April 4, 2024 these share-based options were reclassified as equity. For further details see note 12.

Severance pay

Under Israeli law, the Company is required to pay a severance payment to its employees in Israel upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company makes ongoing deposits into its Israeli employee pension plans to fund their severance liabilities. For its employees who are employed under the Section 14 of the Severance Pay Law, 1963 (“Section 14”), the Company makes deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon termination. In addition, the related obligations and amounts deposited on behalf of the applicable employees for such obligations are not presented on the Company’s balance sheets, as the amounts funded are not under the control of management and the Company is legally released from the obligation to pay any severance payments to the employees once the required deposit amounts have been paid. For the years ended December 31, 2024 and 2023, severance pay expenses were $291 thousand and $375 thousand, respectively.

Comprehensive loss

The Company complies with ASC 220, “Comprehensive Income,” which establishes rules for the reporting and display of comprehensive income (loss) and its components. The Company reports the financial impact of translating its financial statements from its functional currency to its reporting currency as a component of other comprehensive income (loss).

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

Contingent Liabilities

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed. As of December 31, 2024, no contingent liabilities have been recognized.

Contracts over Ordinary Shares

When the Company becomes party to freestanding convertible instruments, the Company first analyzes the provisions of ASC 480 in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. Warrants to purchase ordinary shares are not within the scope of ASC 480, and as such the Company further analyzes the provisions of ASC 815-40 in order to determine whether the contract should be classified within equity or classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period.

Under ASC 815-40, contracts that are not indexed to the Company’s own stock are classified as liabilities recorded at fair value, As such, the Company classifies Keyarch’s warrants (see Note 10) as liabilities and measures them at their fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until the private warrants are exercised or expire, or upon reassessment of classification. Similarly, the Company classifies the SEPA Agreement entered into (see Note 11) as a derivative instrument measured at fair value at each reporting period, as settlement provisions under this agreement are not indexed to the Company’s own stock.

Recently adopted accounting pronouncements:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. We adopted the ASU and determined that its adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures. Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the CODM in making decisions on how to allocate resources and assess performance for the organization. The Company operates and manages its business as one reportable and operating segment - power management solutions for ultra-fast multi-ports EV (Electrical Vehicles) charging development. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The accounting policies of the power management solutions segment are the same as those described in the summary of significant accounting policies.

The CODM assesses performance for the power management solutions segment and decides how to allocate resources based on net loss that also is reported on the income statement as consolidated net loss. The measure of segment assets is reported on the balance sheet as total consolidated assets.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Recently issued accounting pronouncements, not yet adopted:

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 3 - CASH AND RESTRICTED DEPOSITS:

The following table provides a reconciliation of cash and restricted deposits reported on the balance sheets that sum to the same total amount as shown in the statements of cash flows:

	December 31
	2024	2023
	U.S. dollars in thousands
Cash	7,532	6,672
Restricted deposits (1)	226	-
Total cash and restricted deposits shown in the statement of cash flows	7,758	6,672

(1)	As of December 31, 2024 and 2023, the Company’s restricted deposits consisted of bank deposits that were denominated in New Israeli Shekel. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as security for collateralizing the Company’s lease contracts.

Note 4 – OTHER CURRENT ASSETS:

	December 31
	2024	2023
	U.S. dollars in thousands
Institutions	148	117
Advances to suppliers	235	304
Other	14	128
	397	549

Note 5 – INVENTORY:

	December 31
	2024	2023
	U.S. dollars in thousands
Raw materials	801	955
Work in process	647	425
Finished goods	872	1,468
	2,320	2,848

The Company recorded an inventory write-off of $508 thousand, $1,123 thousand and $178 thousand in 2024, 2023 and 2022, respectively, which is presented within cost of revenue in the statement of operations. In addition, the Company recorded an inventory write off of $0 thousand, $144 thousand and $0 thousand in 2024, 2023 and 2022, respectively related to raw materials which are not expected to be used during the future production process. Inventory write-offs were recorded to reflect anticipated net realizable value on disposition of existing inventory assets.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 6 - PROPERTY AND EQUIPMENT:

	December 31
	2024	2023
	U.S. dollars in thousands
Cost:
Computers and peripheral equipment	313	254
Office furniture and equipment	169	170
Machines and equipment	656	652
Leasehold improvements	262	264
Energy Storage systems	(*)389	844
	1,789	2,184

Accumulated depreciation:	(862)	(591)

Depreciated cost	927	1,593

For the years ended December 31, 2024 and 2023, depreciation expenses amounted to $374 thousand and $239 thousand, respectively.

(*)	During the reporting period the Company classified an energy storage system from property and equipment to inventory.

Note 7 - OTHER PAYABLES AND ACCRUED EXPENSES:

	December 31
	2024	2023
	U.S. dollars in thousands
Accrued expenses	512	975
Grants in advance	87	268
Others	271	144
	870	1,387

Note 8 - OPERATING LEASES:

The Company is party to two lease agreements for its facilities located in Israel through November 2024. The Company exercised its option to extend the main agreement for an additional 3-year period (which was included in the lease term at the lease commencement date since it was reasonably certain to be exercised). Upon exercising the extension option, the annual rental payments increased by 3%. The Company did not exercised its option to extend the additional agreement which will be terminated in July 2025, therefore the lease balance was modified accordingly.

The Company also leases vehicles for its employees with different commencement and ending periods in Israel (for 3 year periods). The Company has an option to terminate these lease agreements, which may result in penalties of insignificant amounts. The Company concluded that it is not reasonably certain that it will exercise the termination option. Accordingly, such termination option was not included in determining the lease term.

The company has short term agreements for the of parking spaces for periods of up to 12 months.

The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease costs for the years ended December 31, 2024, 2023 and 2022 were as follows:

	December 31
	2024	2023	2022
	U.S. dollars in thousands
Operating lease cost	360	781	760
Short term lease costs	2	18	14
Total lease costs	362	799	774

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Cash flow and other information related to operating leases were as follows:

	December 31
	2024	2023	2022
	U.S. dollars in thousands
Cash paid for amounts included in the measurement of lease liabilities	470	443	250
Right-of-use assets obtained in exchange for new operating lease liabilities	-	108	319

Other information related to operating leases were as follows:

	December 31,
	2024	2023	2022
Weighted-average remaining lease term - operating leases	2.7 years	3.9 years	4.7 years
Weighted-average discount rate	12.00%	12.88%	12.27%

The table below presents value of lease liabilities of the company for the lease period (USD thousands):

December 31, 2024
2025	397
2026	351
2027	293
Total operating lease payments	1,041
Less: imputed interest	(129)
Present value of lease liabilities	912

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

Commitment to pay royalties to the Israel Innovation Authority and other participation grants

Since incorporation of the Company and through 2024, the Company received grants for participation in research and development from the IIA, BIRD and governments entities. In the case of project termination and/or unsuccessful development prior to having a mature product and beginning of sales, the Company does not have any commitment to pay royalties. As a precondition for receiving the grants, the Company committed to pay royalties at a total of up to 16% of revenue from selling the products that were developed with participation of the IIA and other entities, and up to the amount of grants received, based on a letter of commitment entered with those entities.

Total contingent obligations as of December 31, 2024 and 2023, amounted to $2.4 million and $2.0 million, respectively.

The Company receives royalty-bearing grants, which represent participation of BIRD in approved programs for funding, covering up to 50% of project development costs. The Company is committed to pay royalties to BIRD at a rate of 5% of the sales of its product, up to 113% if full repayment is made by April 2025, 125% if full repayment is made by April 2026, 138% if full repayment is made by April 2027, and 150% if full repayment is made after April 2027.

The Company is committed to pay royalties to the Israeli Government at a rate of 3% to 5% of the sales of its product, up to 100% of the amount of the grants received plus annual interest, as such term is defined under the IIA’s rules and guidelines.

These grants are recognized as a reduction of research and development expenses as the related costs are incurred. The amounts deducted from research and development expenses are $0.02 million, $0.1 million and $0.4 million for the years ended on December 31, 2024, 2023 and 2022, respectively.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Following to the Company’s commitment to pay royalties, and the sales incurred during 2024 and 2023, the Company recorded expenses of $0.1 million and $0.1 million for royalties to the IIA and other governmental institutions in 2024 and 2023, respectively. The expenses were recorded as cost of revenue.

Engagement in collaborations agreements and pilot programs

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

In July 2022, the Company entered into an agreement with Afcon Electric Transportation Ltd. (hereafter - “Afcon”), in a cooperation agreement for the establishment and execution of a pilot for an ultra-fast charging infrastructure for electric vehicles, based on a ZOOZTER-100 kinetic storage system in combination with the energy management software (EMS) for smart management of power consumption on the site produced by the Company. The pilot was ended successfully.

3.	Collaboration agreement with New York Power Authority

On September 12, 2022, the Company engaged in a cooperation agreement with the NYPA for the development, installation, integration and demonstration of the Company’s systems for use as ultra-fast charging infrastructure for electric vehicles, in locations with limited power grid capacity. Under the agreement, the Company is expected to construct and demonstrate with NYPA’s funding of up to $0.9 million, of which the Company received $0.3 million during 2024 and $0.5 million during 2023) an ultra-fast charging station based on the Company’s system. According to the contract, the Company is obliged to pay royalties in the range between 1.5% to 2% until the receipts received from NYPA are fully covered.

The amounts deducted from sales and marketing expenses are $0.3 million, and $0.2 million for the years ended on December 31, 2024 and 2023, respectively.

NOTE 10 - WARRANTS LIABILTY:

As part of the transaction mentioned in note 1, Keyarch’s warrants were converted to the Company’s warrants and recorded in the consolidated financial statements. The exercise price of the warrants is $11.5 and they will expire within five years following the Closing Date, July 2023. Since the warrants’ exercise price is denominated in a currency other than the Company’s functional currency, the warrants are not considered indexed to the Company’s own stock and thus meet the definition of a financial liability. Accordingly, until their exercise, the warrants are measured at fair value each reporting period, and changes in their fair value are recognized in the consolidated statement of operations as part of financial income, net. The warrants are classified within level 1 in the fair value hierarchy and the fair value as of December 31, 2024 is $331 thousand.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 11 -EQUITY:

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

In November, 2024, the Company entered into the Standby Equity Purchase Agreement (hereinafter - “SEPA”) with Yorkville Advisors Global, LP (hereinafter - “Yorkville”). Pursuant to the SEPA, and subject to customary conditions, the Company has the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the two-year period following the execution date of the SEPA, such amount of the Company ordinary shares for an aggregate purchase price of up to $12,000,000 in accordance with the terms of the SEPA (the “Commitment Amount”). Pursuant to the terms of the SEPA, any ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 97% of the market price, which is defined as the lowest daily VWAPs (as hereinafter defined) of the Company ordinary shares during the three consecutive trading days commencing on the trading day of the Company delivery of an Advance notice to Yorkville. The Company may also specify a certain minimum acceptable price per share in each Advance.

Any sale and issuance of the Company ordinary shares to Yorkville pursuant to the SEPA is subject to certain limitations, including that Yorkville is not permitted to purchase any ZOOZ ordinary shares that would result in it owning more than 4.99% of the Company’s then outstanding voting power or ordinary shares (the “Ownership Limitation”), and that the total number of ordinary shares that the Company may sell and issue in any consecutive 12-month period pursuant to the SEPA would not exceed 19.99% of the issued and outstanding voting rights of the Company, calculated immediately prior to an issuance and sale of the Company ordinary shares under the SEPA, unless prior shareholder approval is obtained.

Pursuant to the SEPA, the Company paid Yorkville an initial commitment fee in the amount of $100,000 (the “Initial Commitment Fee”), which was paid with a number of the Company ordinary shares equal to the Initial Commitment Fee divided by the average of the daily VWAPs of the ZOOZ ordinary shares during the five consecutive trading days immediately prior to the date of the SEPA (the “Initial Commitment Shares”). Accordingly, the Company issued 39,381 ordinary shares to Yorkville as the Initial Commitment Shares. In addition, the Company shall pay Yorkville a deferred commitment fee in the amount of $100,000 (the “Deferred Commitment Fee”) within five trading days of the date upon which the Company has first received Advances with an aggregate purchase price of $3,000,000 (“Deferred Fee Date”), which may be paid by the issuance to Yorkville of such number of the Company ordinary shares that is equal to the Deferred Commitment Fee divided by the average of the daily VWAPs of the Company ordinary shares during the five consecutive trading days immediately prior to the Deferred Fee Date (the “Deferred Commitment Shares”), or may be paid in cash (which may be paid from the proceeds of an Advance), at the option of the Company (the Company ordinary shares issuable as the Initial Commitment Fee and the Deferred Commitment Fee, the “Commitment Fee Shares”).

The Company evaluated the contract that includes the right to require Yorkville to purchase shares of common stock in the future (“put right”) considering the guidance in ASC 815-40, Derivatives and Hedging — Contracts on an Entity’s Own Equity and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting and thus meet the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the consolidated statement of operations. The Put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of December 31, 2024.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

In August 2024, the Company granted 6,995 options (unlisted), exercisable into ordinary shares of the Company, to employees, with whom the Company has employment relationships for an exercise price of USD 2.13 per share.

In September 2024, the Company granted 275,000 options (unlisted), exercisable into ordinary shares of the Company, to an officer who is a related party, with whom the Company has employment relationships for an exercise price of USD 1.98 per share.

The value of benefit is measured on the grant date by reference to the fair value of the granted equity instruments, as described above. The fair value is calculated using the Black and Scholes formula, with the following assumptions:

	2024	2023	2022
Dividend yield	0%	0%	0%
Expected volatility	74%-97%	74%-76%	52%-76%
Risk-free interest rate	3.3%-5.8%	3.3%-3.9%	2.4%-3.1%
Expected term (years)	2-7 years	4-7 years	5-7 years
Exercise price (USD)	1.98-18.01	3.32-11.78	4.92-7.55

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

The following is summary information of equity classified options in 2024:

	Year ended December 31, 2024
		Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic
	Number	USD	years	Value
Outstanding at beginning of year	428,457	7.55	8.9	-
Granted	281,995	1.98	9.7	131,488
Forfeited	(133,062)	9.77	7.3	-
Reclassification of liability classified	401,794	9.32	5.7	-
Outstanding at end of year	979,184	6.55	7.5	-
Exercisable at end of year	537,786	8.72	6.1	-

The weighted-average grant-date fair value of equity awards granted during the year was $1.44.

The following is information regarding exercise prices and remaining contractual lives of outstanding options at December 31, 2024:

December 31, 2024
Outstanding			Exercisable
Number of options outstanding	Exercise price range (USD)	Weighted average remaining contractual life	Number of options Exercisable	Exercise price range (USD)	Weighted average remaining contractual life
275,000	1.98	9.72	-	-	-
6,995	2.13	9.60	-	-	-
24,480	3.32	8.59	7,650	3.32	8.59
36,283	4.36	8.17	15,876	4.36	8.17
9,617	4.77	7.98	4,728	4.77	7.98
13,115	4.86	8.11	5,738	4.86	8.11
39,616	5.91	7.52	23,362	5.91	7.52
78,690	7.34	7.70	42,625	7.34	7.70
71,462	7.57	3.03	71,462	7.57	3.03
232,815	7.82	5.79	232,815	7.82	5.79
36,930	7.84	8.30	36,930	7.84	8.30
36,931	9.00	8.30	3,420	9.00	8.30
36,931	11.7	8.30	15,046	11.70	8.30
71,576	15.63	5.85	71,576	15.63	5.85
8,743	18.01	6.84	6,558	18.01	6.84
979,184	6.55	7.45	537,786	8.72	6.08

As of December 31, 2024, there is an unrecognized share-based compensation expense of $188 thousand to be recognized over the average remaining vesting period of 2.14 years.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Liability classified awards

The options were classified as liabilities in accordance with ASC 718, as the exercise price is denominated in USD, that is not the Company’s functional currency and not the employees’ salary currency or the currency in which the employees are paid. Accordingly, the options were measured at fair value each reporting period, and changes in their fair value were recognized in the statements of operations. The fair value of the options as of the closing date, April 4, 2024, was evaluated using the Black-Scholes Option Pricing Model. Following the merger in April 2024, as detailed in note 1, given that the currency of the market in which the Company’s equity securities are traded, these awards were reclassified to equity. For the various scenarios modeled, volatility is based on companies in the industry by statistical analysis of a daily share pricing model. The risk-free interest rate assumption is based on observed interest rates appropriate for the period until the options expiration date.

The table below sets forth a summary of changes in the fair value of the options:

	Number of options measured at fair value	Fair value (U.S. Dollars in thousands)
Balance at December 31, 2021	446,703	3,605
Effect of change in exchange rate		(315)
Changes in fair value	-	(2,294)
Balance at December 31, 2022	440,045	996
Effect of change in exchange rate		(30)
Changes in fair value	-	(734)
Balance at December 31, 2023	405,714	232
Effect of change in exchange rate		(4)
Changes in fair value	-	74
Reclassification of liability classified share-based compensation awards to equity	(401,794)	(302)
Balance at December 31, 2024	-	-

The following table summarizes assumptions used as of December 31, 2024 and 2023:

	2024	2023	2022
Expected dividend	-	0%	0%
Expected volatility	-	81.2%-90.9%	79.6%-95.7%
Risk-free interest rate	-	4.97%-5.35%	4.68%-5.27%
Expected life (years)	-	2-4 years	1.5-5 years
Exercise price (USD)	-	4.57-15.67	4.57-15.67

The table below presents the expense (income) recognized in the financial statements of the Company in respect to share-based payment:

	Year ended December 31
	2024			2023
	Equity classified awards	Liability classified awards	Total expense	Equity classified awards	Liability classified awards	Total expense
Research and development expenses (income)	98	42	140	98	(440)	(342)
Sales and marketing expenses (income)	74	20	94	111	(171)	(60)
General and Administrative expenses (income)	122	13	135	294	(111)	183
	294	75	369	503	(722)	(219)

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Year ended December 31
	2022
	Equity classified awards	Liability classified awards	Total expense
Research and development expenses (income)	206	(1,426)	(1,220)
Sales and marketing expenses (income)	59	(546)	(487)
General and Administrative expenses (income)	278	(322)	(44)
	543	(2,294)	(1,751)

Note 13 - TAXES ON INCOME:

Tax rates

The Company is taxed under the laws of the State of Israel at a corporate tax rate of 23%. Capital gains of the Company are subject to the normal corporate tax rate beginning in the tax year.

Deferred Tax Assets

The Company’s deferred tax assets are as follows:

	December 31
	2024	2023
	U.S. dollars in thousands
Deferred Tax assets:
Net operating losses carryforward	11,163	8,053
Operating lease liabilities	210	309
Employee benefits	64	70
Inventory write off	277	291
Warrants liability	6	-
Research and development expenses	1,143	1,250
Issuance costs	11	120
Total deferred tax assets	12,874	10,093
Less deferred tax liabilities (related to right of use assets)	(224)	(301)
Deferred tax assets, net	12,650	9,792
Less valuation allowance for deferred tax assets	(12,650)	(9,792)
Deferred tax assets	-	-

	December 31
	2024	2023
	U.S. dollars in thousands
Valuation allowance at beginning of year	(9,792)	(6,258)
Changes in valuation allowance	(2,858)	(3,534)
Valuation allowance at end of year	(12,650)	(9,792)

Deferred taxes were calculated using 23% tax rate as this represents the applicable corporate tax rate for the Company.

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate results primarily from the changes in valuation allowance in respect of carried forward tax losses for tax purposes due to the uncertainty of the realization of such tax benefits.

Carryforward losses

Carryforward losses for tax purposes are NIS 177 million ($49 million) and NIS 127 million ($35 million) as of December 31, 2024 and 2023, respectively. Such carryforward losses have no expiration date.

Tax assessments

As prescribed by law, the statute of limitations on taxpayer self-assessments is four years after the end of the tax year in which the assessment is filed. Accordingly, self-assessments filed by the Company until and including 2018 are considered final.

Note 14 - RELATED PARTIES TRANSACTIONS:

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Balances With Related Parties:
Promissory note	2,151	-	-

Transactions with Related Parties:

Finance expenses:
Interest expense related to Promissory note	121	-	-

Share based compensation:
Research and development income, net	62	(163)	(529)
General and administrative expenses	140	76	19

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Payroll and related expenses	3,095	3,308	1,824
Subcontractors	546	697	1,212
Materials	406	388	945
Operating lease expenses	252	208	189
Depreciation	300	211	130
Maintenance	135	223	136
Other	345	298	86
	5,079	5,333	4,522
Less – grants from governments and others	(17)	(118)	(359)
	5,062	5,215	4,163

NOTE 16 – OTHER FINANCE EXPENSES (INCOME), NET:

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Interest on deposits	(205)	(265)	(108)
Foreign exchange losses (gain), net	323	(206)	(279)
Fair value adjustments of warrants liability	25	-	-
SEPA set up fees	100	-	-
Bank fees	15	15	10
Other	25	-	-
	283	(456)	(377)

