Form 20-F
period 2025-12-31
ZOOZ Strategy Ltd.
filed 2026-03-27
CIK 1992818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number 001-42005

ZOOZ Strategy Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

4B Hamelacha St. Lod 7152008 Israel

(Address of principal executive offices)

Jordan E. Fried, Telephone: (972) (8) 6805566, Facsimile: (972) (8) 6425032, E-mail: jordan@zoozpower.com

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

161,995,282 ordinary shares, par value NIS 0.00286 per share as of December 31, 2025.

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

INTRODUCTION

Definitions

In this Annual Report, unless the context otherwise requires:

●	references to “ZOOZ Strategy,” “ZOOZ”, the “Company,” “us,” “we”, “our” and the “Registrant” refer to ZOOZ Strategy Ltd., an Israeli company, and its subsidiary (unless otherwise indicated);

●	references to “ZOOZ ordinary shares,” “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.00286 nominal (par) value per share;

●	references to “public warrants” refer to the warrants to acquire our shares, listed on the Nasdaq under the symbol “ZOOZW”;

●	references to “dollars,” “U.S. Dollars”, “U.S. dollars”, “USD” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999;

●	references to the “Securities Law” are to the Israeli Securities Law, 5728-1968;

●	references to the “SEC” are to the United States Securities and Exchange Commission; and

●	references to the “Nasdaq Rules” are to rules of the Nasdaq Capital Market.

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year.

Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that preceded them.

CERTAIN INFORMATION

Industry and Market Data

In this Annual Report on Form 20-F (the “Annual Report”), we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Operating and Financial Review and Prospects”, “Business” and other sections of this Annual Report.

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

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current beliefs, expectations and assumptions. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information - D. Risk Factors,” the information about us set forth under “Item 4. Information on the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.” Any forward-looking statements represent our views only as of the date hereof and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully under the caption “Item 3. Key Information - D. Risk Factors” section of this Annual Report. These risks include, but are not limited to, the following:

●	Our bitcoin treasury strategy exposes us to various risks associated with bitcoin.

●	Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our ordinary shares.

●	Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.
●	Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the 1940 Act and could adversely affect the market price of bitcoin and the market price of our listed securities.

●	Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.
●	Our information technology systems, or those of the third parties with whom we work, including our cloud providers or other contractors or consultants, may fail, suffer security breaches or otherwise be compromised, which could result in a material disruption to our business, loss of assets, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

5

●

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

●	Changes to tax laws or regulations in Israel, the United States and other jurisdictions expose ZOOZ to tax uncertainties and could adversely affect ZOOZ’s results of operations or financial condition.

●	Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.
●	Conditions in Israel and in the Middle East may adversely affect our operations.
●	If we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. investors may suffer adverse tax consequences.
●

We may not be able to meet the continued listing standards of Nasdaq, which require a minimum closing bid price of $1.00 per share, which could result in our delisting and negatively impact the price of our ordinary shares and ability to access the capital markets.

●

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●

The exercise of ZOOZ warrants, RSUs and options for ZOOZ ordinary shares could increase the number of ZOOZ shares eligible for future resale in the public market and result in additional dilution to ZOOZ’s shareholders.

●	Our bitcoin treasury strategy may adversely affect our ability to raise capital through public offerings in Israel.

●	If we are unable to attract, retain, and motivate key employees and hire qualified management, our ability to compete and successfully grow our business would be harmed and could diminish anticipated benefits.

●	Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

Risks Related to ZOOZ’s Business and Industry

Risks Related to Our Current Operations and Our Bitcoin Treasury Strategy

Our bitcoin treasury strategy exposes us to various risks associated with bitcoin.

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $77,000 per one bitcoin and above $125,000 per one bitcoin as reported on the Coinbase exchange during the period applicable to us in 2025, without regard to when we purchased any of our bitcoin (i.e., commencing September, 2025, the date on which we performed our first bitcoin purchase). The trading price of bitcoin has experienced significant declines during prior periods, including a decline of approximately 32% during 2025 (i.e. from its peak to its lowest price in 2025, based on the closing prices per bitcoin, as reported by Coinbase), and such declines may occur again in the future.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and the ability to stake our bitcoin and earn yield is limited and experimental. We can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin holdings may significantly impact our financial results and the market price of our ordinary shares. Our bitcoin holdings may significantly affect our financial results and if we continue to increase our overall holdings of bitcoin in the future, they will have an even greater impact on our financial results and the market price of our ordinary shares. Currently, our bitcoin treasury strategy concentrates a significant portion of our assets in a single, highly volatile asset class, which may expose us to risks that a more diversified treasury strategy would mitigate. See “Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings” below.

Our bitcoin treasury strategy has not been tested over an extended period of time or under different market conditions. We only recently adopted our bitcoin treasury strategy and will need to continually examine the risks and rewards of this new strategy. This new bitcoin treasury strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased and there is no guarantee that this trend is reversed or that the short-term or long-term price of bitcoin will increase. Some investors and other market participants may disagree with our bitcoin treasury strategy or actions we undertake to implement it. If bitcoin prices were to decrease or our bitcoin treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our ordinary shares could be materially adversely affected.

We are subject to counterparty risks, including in particular risks relating to our custodians. Although we have implemented various measures that are designed to mitigate our counterparty risks, including by storing all of the bitcoin we own as of the date of this Annual Report in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin and this may ultimately result in the loss of the value related to some or all of such bitcoin. Even if we are able to prevent our bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected custodian during the pendency of the insolvency proceedings. In addition, certain custodians and trading venues hold client digital assets in omnibus wallets, and we may not at all times hold a perfected, traceable property interest in specific on-chain addresses; furthermore, certain intermediaries may, depending on applicable contract terms and governing law, rehypothecate or otherwise utilize client assets, and uncertainty regarding such practices could materially increase the severity of losses in the event of an adverse development affecting any such custodian or intermediary. Any such outcome could have a material adverse effect on our financial condition and the market price of our ordinary shares. Our digital assets are not protected by deposit insurance (such as FDIC) or by the Securities Investor Protection Corporation (SIPC), and any insurance maintained by our custodians or by us, if any, may be limited in scope and amount and may not cover all losses, including those arising from cyberattacks, internal control failures, fraud, or force majeure events.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future could result in a loss or misappropriation of our bitcoin and may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

Pledging bitcoin as collateral exposes us to margin calls, forced liquidation, and significant losses if bitcoin prices decline. If we pledge our bitcoin as collateral for credit facilities or other financing arrangements, a decline in the price of bitcoin may trigger loan-to-value thresholds, margin calls, or collateral top-up requirements on short notice. Our ability to satisfy such demands in a timely manner may be limited by market conditions, the availability of additional capital, or contractual restrictions, and our counterparties could liquidate our pledged bitcoin at depressed prices without our consent, resulting in realized losses and material constraints on our liquidity. Any such forced liquidation could adversely affect our financial condition, results of operations, and the market price of our ordinary shares.

Changes in our ownership of bitcoin could have accounting, regulatory and other impacts. While we currently own or may in the future own bitcoin directly, we may investigate other potential approaches to owning bitcoin, including indirect ownership (for example, through ownership interests in a fund that owns bitcoin). If we were to own all or a portion of our bitcoin in a different manner, the accounting treatment for our bitcoin, our ability to use our bitcoin as collateral for additional borrowings, and the regulatory requirements to which we are subject, may correspondingly change. For example, the extremely volatile nature of bitcoin may force us to liquidate our holdings to use it as collateral, which could be negatively affected by any disruptions in the crypto market, and if liquidated, the value of the collateral would not reflect potential gains in market value of bitcoin, all of which could negatively affect our business and implementation of our bitcoin strategy.

Changes in the accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results. In December 2023, the Financial Accounting Standards Board issued ASU 2023-08, which requires us to measure in-scope crypto assets (including our bitcoin holdings) at fair value in our balance sheet, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period. ASU 2023-08 “Accounting for and Disclosure of Crypto Assets” (“ASU 2023-08”), requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. Due in particular to the volatility in the price of bitcoin, we expect the adoption of ASU 2023-08 to have a material impact on our financial results in future periods, increase the volatility of our financial results, and affect the carrying value of our bitcoin on our balance sheet, and could have adverse tax consequences, which in turn could have a material adverse effect on our financial results and the market price of our ordinary shares.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our ordinary shares.

Bitcoin is a highly volatile asset, and significant fluctuations in the price of bitcoin over short periods of time are likely to influence our financial results and the market price of our ordinary shares. Our financial results and the market price of our ordinary shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of bitcoin were to decrease substantially (as has occurred in the past, including declines of approximately 67% during 2022, based on the closing prices per bitcoin, as reported by Coinbase, and 32% in 2025, based on the closing prices per bitcoin, as reported by Coinbase), including as a result of:

●	decreased user and investor confidence in bitcoin, including due to the various factors described herein;

●	investment and trading activities such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, or of the U.S. or state governments, (ii) actual or expected significant dispositions of bitcoin by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin exchange-traded products (“ETPs”);

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high-profile actions against major participants in the bitcoin ecosystem, including potential future SEC or DOJ enforcement actions; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process;

●	changes in consumer preferences and the perceived value or prospects of bitcoin;

●	competition from other digital assets that exhibit better transaction speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed or held in large amounts by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022 and the depeg of stablecoin USDC in 2023, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of bitcoin;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for bitcoin—including exchange or market-maker outages, denial-of-service attacks, insolvency events, trading halts, and order-book dislocations—such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection or an SEC enforcement action brought against an exchange or other trading venue, which seeks to freeze all of its assets during the pendency of the enforcement action;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance Holdings Ltd. from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	further reductions in mining rewards of bitcoin, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network;

●	transaction congestion and fees associated with processing transactions on the bitcoin network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the recent developments between the U.S. and Venezuela, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, the collapse of the ceasefire in the Israel-Hamas conflict, the Israel-Hezbollah conflict, the Iran-United States and Israel conflict and the closing of Strait of Hormuz, leading to disruption of the global supply chain or the potential initiation of additional conflicts in the Middle East as well as expectations regarding changes to the regulatory environment, including for the U.S. and/or Israeli digital asset industry.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets remains unsettled and continues to evolve, and regulators in the United States or foreign jurisdictions may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or results in increased compliance costs, limitations on our business model, or the forced liquidation of our digital asset holdings. We may also be subject to enforcement actions or penalties if our activities are deemed to violate applicable laws or regulations.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, in July 2025 the United States enacted the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “GENIUS Act”), the first federal statute establishing prudential requirements for the issuance, reserve backing and supervision of U.S.-dollar-pegged stablecoins. In the same week, the House of Representatives passed the Digital Asset Market CLARITY Act of 2025 (“CLARITY Act”), which—if ultimately enacted—would allocate jurisdiction between the SEC and the CFTC and create a market-structure framework for digital commodities; the bill has since been the subject of extensive Senate deliberation. The Senate Banking Committee released its own discussion draft – the Responsible Financial Innovation Act of 2025—and the Senate Agriculture Committee advanced the Digital Commodity Intermediaries Act on a party-line vote in January 2026. However, no Senate floor vote has yet been scheduled. International laws, including the European Union’s Markets in Crypto Assets Regulation and the U.K.’s Financial Services and Markets Act 2023 have also recently taken effect. Similarly, Israel has an active regulatory framework for digital assets. The Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016 regulates the activities of selling, safeguarding, transferring, converting, issuing, and managing virtual assets, such as bitcoin. Pursuant to this law, providers of financial services in virtual currency-type financial assets operate in Israel, offering various services in virtual assets, such as conversion, transfer, and issuance of virtual assets. In addition, the digital assets sector in Israel is undergoing continuous regulatory development, with the Israel Securities Authority (the “ISA”) seeking to apply Israeli securities laws to digital assets. This Israeli regulatory framework aims to create a legal infrastructure for investment in alternative assets, including digital currencies. On June 26, 2024, an Israeli governmental bill was published for the Promotion of Capital Market Activity (Legislative Amendments), 2024, which was reviewed by the ISA and includes, among other things, proposals for amendments to the Israeli Securities Law, 1968 and the Israeli Joint Investment Trust Law, 1994 (the “Israeli Joint Investment Trust Law”). These proposed amendments specifically seek to incorporate the term “digital asset” into the existing Israeli legal framework and provide comprehensive regulation for this emerging sector. In addition, there is currently certain ambiguity as to the classification of digital assets, including bitcoin, for different purposes by different Israeli regulatory authorities, and some authorities might classify such assets differently than other authorities, which could increase the uncertainty surrounding the use of digital assets and add additional regulatory burden on any entity holding such assets.

It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional regulatory authority to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take similar actions.

It is also not possible to predict the nature of any such additional regulatory authority, how additional legislation or regulatory oversight— including the implementing regulations under the GENIUS Act or any Senate amendments to the CLARITY Act may affect the functioning of digital asset markets or the willingness of financial institutions to continue providing services to the digital assets industry, or how new or amended regulations may affect the value of digital assets generally and bitcoin specifically. The consequences of increased or different regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our ordinary shares.

Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have resulted, and may continue to result, in operational complications arising from third parties’ limited experience with companies pursuing such a strategy, including increased directors’ and officers’ liability insurance premiums or the potential inability to obtain such coverage on commercially acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide adoption and use of bitcoin may depend on factors including, but not limited to, public familiarity with digital assets, the ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a medium of exchange, and the availability and popularity of alternative digital assets. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

A variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, insufficient mining fees to incentivize transaction validation, “hard forks” of the Bitcoin blockchain, and advances in digital computing, algebraic geometry, or quantum computing could compromise the integrity of the Bitcoin blockchain and adversely affect the price of bitcoin. The Bitcoin network is maintained by open-source protocol software and decentralized participants whose incentives may change over time. Adverse events—including consensus attacks (e.g., 51% attacks), protocol bugs, high transaction congestion and fees, wallet or node incompatibilities, miner concentration, or contentious hard or soft forks—could disrupt transactions, impair market functioning, or undermine confidence in bitcoin. In the event of a hard fork of the Bitcoin blockchain, we may, in our discretion, determine whether to support any assets resulting from such fork, and there is no assurance that we would be able to access, secure, or monetize any such assets. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.

Recent actions by U.S. banking regulators have restricted the ability of bitcoin-related service providers to access to banking services and the liquidity of bitcoin may also be further impaired to the extent that changes in applicable laws or regulatory requirements limit the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

In addition, while the current US administration has expressed support for the development and use of digital assets and the United States recently enacted the GENIUS Act, the specific implementing regulatory frameworks including the potential adoption of the CLARITY Act remain to be developed. Expectations around U.S. digital asset policy, including potential sentiments that the U.S. government is not moving quickly enough or not meeting policy expectations, may adversely affect the price of bitcoin.

ZOOZ is also subject to Israeli sanctions and counter-terrorism laws and regulations that may restrict or prohibit ZOOZ from transacting in crypto-assets where such activity involves persons, entities, digital wallets or transactions subject to Israeli sanctions or counter-terrorism measures, including those associated with restricted territories under the Israeli Trading with the Enemy Ordinance, 1939 (the “Trading Ordinance”) and the Combating Terrorism Law, 2016 (the “Combating Terrorism Law”). The pseudonymous nature of crypto-assets increases the risk of inadvertent involvement with sanctioned persons or restricted jurisdictions, particularly when acquiring assets from unverified counterparties.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.

Our historical financial statements do not reflect the earnings variability we may experience in future periods as a result of holding or disposing of material amounts of bitcoin.

The price of bitcoin has historically been subject to dramatic price fluctuations and is highly volatile. We determine the fair value of our bitcoin based on quoted (unadjusted) prices on the Coinbase exchange. Following our early adoption of ASU 2023-08 we are required to measure our bitcoin holdings at fair value in our balance sheet, and to recognize gains and losses from changes in such fair value in net income each reporting period. This fair value accounting requirement may create material volatility in our reported earnings and adversely affect the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our ordinary shares. Conversely, any sale of bitcoins at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Risks Related to Our Legacy Business

ZOOZ may enter into agreements to operate projects at a financial loss in order to penetrate certain markets or explore new strategic opportunities related to its Legacy Business.

In order to penetrate certain markets, demonstrate our technological capabilities, or explore new strategic opportunities related to our Legacy Business, and as part of our business strategy, ZOOZ may enter into agreements to operate projects at a financial loss to it. Such agreements may affect our Legacy Business, financial condition and results of operations related to our Legacy Business.

ZOOZ is currently exploring strategic alternatives to its Legacy Business any such alternative may impose additional risks on the Company, including with respect to additional funding needs and the hiring additional personnel.

Following the company-wide cost reduction and restructuring initiative designed to reduce operating costs, announced by the Company on June 23, 2025, and the Company’s transition to the bitcoin reserve strategy business, the Company did not sell additional ZOOZTER™-100 systems during the second half of 2025 and as of the date of this Annual Report, ZOOZ does not currently generate revenue. ZOOZ has begun exploring strategic alternatives to fully capitalize on its advanced, patented flywheel technology. Such exploration may require additional attention from the Company’s management and may require the Company to invest additional funds in such alternatives, even at an early stage, in order to fully evaluate any alternative which the Company deems fit. In addition, should the Company decide to pursue any such alternative, it may expose the Company to additional risks inherent to the entry into new markets or lines of business, including the need to fund such new or additional operations, the need to hire additional personnel and market acceptance of its technology. There is no guarantee that the Company will be successful in identifying any new strategic alternatives to its Legacy Business or that any such new strategic alternative will be successful or will have a positive effect on the Company and its financial position.

ZOOZ’s Legacy Business products face competition from a number of companies and are expected to face significant competition in the future.

The market for ZOOZ’s Legacy Business products (including the EV charging market and any strategic alternative which ZOOZ is currently considering) is relatively new and competition is still developing. There are numerous factors that may affect the competition in such markets, which include product costs, footprint and electrical energy capacity. In the market of power boosters for EV charging, ZOOZ competes with providers of battery-based power boosters, energy storage systems such as BESS (Battery Energy Storage Systems) and others such as hydrogen-based energy storage and supercapacitors-based energy storage. ZOOZ is currently evaluating its competitors in any strategic alternative which ZOOZ is currently considering and expects competition by other equipment providers who offer, or may offer in the future, solutions which could be more beneficial or cost-effective than ZOOZ’s solutions.

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

The market for ZOOZ’s Legacy Business products may not develop to be as significant as anticipated.

ZOOZ’s Legacy Business solution was originally designed for the ultra-fast charging market, and ZOOZ is currently exploring strategic alternatives to fully capitalize on its advanced, patented flywheel technology. The market for ZOOZ’s Legacy Business products, including any new or additional applications for such products, may not develop as ZOOZ anticipates, which may have an adverse effect on our business including ZOOZ’s Legacy Business, operations and financial results.

ZOOZ has a limited operating history.

ZOOZ began operations in 2013 and following the Private Placement (as defined below in this Annual Report) transitioned into the bitcoin treasury reserve business, and as of the date of this Annual Report, ZOOZ operates primarily as a bitcoin treasury reserve company while maintaining operations in its Legacy Business. We believe there is limited information about the potential market for the Legacy Business, which we continue to evaluate, which puts at risk plans and/or projections to achieve our goals in our Legacy Business. In addition, ZOOZ also does not yet have enough information to validate the value of its Legacy Business solution to customers, and its ability to support them along the lifetime of the solution. If the assumptions ZOOZ uses to plan and operate its Legacy Business are incorrect or change, ZOOZ’s results related to the Legacy Business could differ materially from its expectations and its Legacy Business could be materially adversely affected.

The EV charging infrastructure market, as well as any potential new applications for the Company’s Legacy Business products which are currently being evaluated by ZOOZ, are at an early stage, which requires additional development and market acceptance.

The EV charging infrastructure market, as well as any potential new applications for the Company’s Legacy Business products which are currently being evaluated by ZOOZ, which as of the date of this Annual Report include the defense industry, are at an early stage. Given the early stage of these industries, in addition to developing new products/applications, we must educate our potential customers as to the utilization and benefits of our products/applications, which may be time consuming and may require additional resources, which may have an adverse impact on our business, financial condition and reputation if such efforts are not successful. There can be no guarantee that a market develops for our Legacy Business or that in the event that a market develops that we are successful in penetrating such market.

If ZOOZ is unable to attract, retain, and motivate key employees and hire qualified management, technical, engineering and sales personnel, ZOOZ’s ability to compete and successfully grow its Legacy Business would be harmed and could diminish anticipated benefits.

ZOOZ’s business, including ZOOZ’s Legacy Business, depends, in part, on our continuing ability to identify, hire, attract, motivate, train, develop and retain highly qualified personnel critical to each of our bitcoin treasury strategy business as well as our Legacy Business. The leave or unavailability of any of these key members of its management team and key employees for any significant period of time, or the inability of these individuals to manage or delegate their responsibilities successfully, could adversely affect its business, financial condition and results of operations.

Qualified individuals in our industries are in high demand and we may incur significant costs to attract and retain them. We may not be able to hire and retain these individuals at compensation levels consistent with our existing compensation and salary structure. The inability to retain such individuals effectively could adversely affect ZOOZ’s business, operations and results of operations.

ZOOZ may expand its operations internationally, which could expose it to additional risks of tax, compliance, market and other risks.

Currently, ZOOZ has operations and/or assets in Israel, the E.U. and the U.S. In addition, ZOOZ may invest resources in order to increase its presence in its target markets and penetrate into additional territories, including seeking to potentially acquire assets complementary to its bitcoin treasury strategy. Managing international operations requires additional resources and controls, and could subject ZOOZ to risks associated with international operations, including:

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

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the 1940 Act and could adversely affect the market price of bitcoin and the market price of our listed securities.

Our bitcoin treasury reserve strategy approach to capital allocation involves purchasing and holding bitcoin as a strategic asset. According to a March 2026 interpretive release issued by the SEC and CFTC, Bitcoin has been classified by the SEC and CFTC as an example of “digital commodities”, and senior SEC officials have previously stated that Bitcoin is not a “security” under U.S. federal securities laws. Nonetheless, these positions do not have the force of statute or judicial precedent and could be affected by future legislation, regulatory developments, or judicial interpretation. A contrary determination by the SEC could lead to our classification as an “investment company” under the 1940 Act, as amended, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our bitcoin strategy, and our business and operations, and may also require us to substantially change the manner in which we conduct our business. If we were unable to qualify for an exemption from registration as an investment company, or fail to take adequate steps within the one-year grace period for inadvertent investment companies, we would need to register with the SEC as an investment company under the 1940 Act or cease almost all of our existing business operations, and our contracts would become voidable. Investment company registration is time-consuming and would require a restructuring of our business.

In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our listed securities.

The EV charging market and energy storage market currently benefit from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs, EV charging stations and energy storage systems. The reduction, modification, or elimination of such benefits, or any delay in payment could cause reduced demand for ZOOZ’s Legacy Business products or delay their purchase or production, which would adversely affect its financial results.

State and local governments provide rebates, tax credits, and other financial incentives to end users, purchasers and in some cases to manufacturers of EVs, charging stations, and/or energy storage systems. The EV market relies on governmental rebates, tax credits, tax incentives and subsidies and other financial incentives to significantly reduce the effective price to customers and/or create incentives to manufacturers. Incentives may, however, expire on a certain date, run out when funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. For example, the One Big Beautiful Bill Act was signed into law in the United States which set new end dates for the EV charging infrastructure tax credits previously made available under Section 30C and Section 30D of the Internal Revenue Code of 1986, as amended (the “Code”). Any other reduction in rebates, tax credits or other financial incentives for EVs or EV charging stations could materially reduce the demand for EVs and our solutions and, as a result, may adversely impact our business and expansion potential.

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

Delays in deployment of fast charging infrastructure may limit the need and urgency for ZOOZ’s Legacy Business products.

ZOOZ’s success in the Legacy Business is closely tied to the widespread adoption of EVs and the development of a robust fast charging infrastructure. The timely deployment of fast charging infrastructure is crucial to meet the increasing demand for EVs and to encourage consumers to transition to electric transportation. However, various factors, including but not limited to regulatory hurdles, permitting delays, budget constraints, and other unforeseen obstacles, could potentially cause significant delays in the construction and expansion of public ultra-fast charging infrastructure. These delays could be influenced by governmental policies, local community resistance, or technical challenges that arise during the planning, implementation and deployment phases. In addition, these delays can be related to the learning phase for ZOOZ’s Legacy Business customers, to better understand the challenges to adopt electrical vehicles, to deploy fast charging infrastructure, to evaluate various technological solutions, etc. All these factors may delay potential customers and partners in their evaluation of ZOOZ’s Legacy Business solutions and may delay or cancel their decision to choose ZOOZ’s products.

Regulation and costs related to grid upgrades and demand charge tariffs may limit the number of sites that need ZOOZ’s Legacy Business products or reduce the value of ZOOZ’s Legacy Business products offering to the customer.

Changes in electricity tariffs may make the charging of EVs, and in particular fast charging, less economical for the EV owners, thus limiting EVs adoption.

As the adoption of EVs is likely to continue to rise, the anticipated increased demand for charging infrastructure is likely to put additional strain on existing electrical grids. To accommodate the anticipated growing number of EVs, utilities and governments may impose stringent regulations that require grid upgrades. In addition, they may impose demand charge tariffs on charging station operators. Fast charging stations require significant electrical power. As a result, governments may mandate utilities / DSO to accelerate upgrades to the electrical grid infrastructure to support these high-power charging stations. In addition, such costly upgrades may be financed by taxpayers and cause objections to building such ultra-fast charging infrastructure. Delays or challenges in obtaining the necessary permits or completing grid upgrades could disrupt ZOOZ’s Legacy Business products’ deployment. This could lead to revenue loss in the future (if and when ZOOZ will generate such revenue) and market share reduction.

Market education regarding the concept and value of ZOOZ’s Legacy Business products is still in process and may not materialize as anticipated by ZOOZ, or at all.

The success of ZOOZ’s Legacy Business products, either in the EV market or in any new potential market which is currently examined by ZOOZ, depends on widespread market awareness and education regarding the concept and value they bring to such market and in particular the challenges and value related to fast charging infrastructure (with respect to the EV market) or the challenges and value that such products may present to any new potential market.

With respect to the EV market, the concept of power boosters, that is based on flywheel technology and their benefits, may still be relatively new to potential customers, industry stakeholders, and the general public. As a result, there might be limited understanding and awareness of the value proposition its solutions offer. With respect to any new potential market, ZOOZ’s Legacy Business products will likely require testing and evaluation processes, which might be long and extensive and will require educating a new line of business of the potential and benefits of such products. All of the above could hinder adoption rates and slow down ZOOZ’s products’ market penetration, either to the EV market or to any new potential market. Failure to adequately convey the benefits of ZOOZ’s Legacy Business products could lead to misperceptions or skepticism about the technology. This could impact ZOOZ’s ability to attract customers and generate demand.

ZOOZ’s Legacy Products market penetration is partially related to government and other public incentive plans supporting charging infrastructure, which are in turn subject to political, economic, and environmental factors which are beyond our control; changes or reductions on those may impact infrastructure development and demand for ZOOZ’s charging solutions.

ZOOZ’s market penetration for its Legacy Products is influenced, in part, by government and other public incentive plans that support the development and expansion of charging infrastructure. These incentives may include subsidies, grants, tax credits, or regulatory mandates that encourage the deployment of charging stations.

Government and public incentive plans are subject to political, economic, and environmental factors. Changes in governmental priorities, budget allocations, or shifts in regulatory policies could lead to alterations or reductions in support for charging infrastructure projects. Such policy changes may impact infrastructure development and demand for ZOOZ’s Legacy Business solutions. Incentive plans and their impact on market demand may vary significantly across regions and jurisdictions.

Further, increased competition for limited incentives could potentially compress profit margins or make it more challenging to secure favorable projects. Government incentive plans have defined timeframes, expiration dates, or diminishing subsidy levels. The temporary nature of these incentives introduces uncertainty into ZOOZ’s long-term business expectations with respect to its Legacy Business. In addition, some of those incentives are conditioned with manufacturing of related equipment (such as energy storage systems) locally and as long as ZOOZ is not manufacturing locally its products, it may not be eligible to such financial incentives.

ZOOZ expects to incur research and development costs and devote resources to developing new products, which may never result in revenue to ZOOZ.

ZOOZ expects to incur research and development costs and devote resources in order to develop new applications related to its Legacy Business. ZOOZ’s research and development expenses were $3.7 million and $5.2 million during the fiscal years ended December 31, 2025 and 2024, respectively. Further, ZOOZ’s research and development efforts may not produce successful results, and ZOOZ’s applications related to its Legacy Business products may not achieve market acceptance, ZOOZ may not be able to sell them at competitive prices or may not create revenue.

Risks Related to Legacy Business Intellectual Property, Information Technology, Data Privacy and Cybersecurity

ZOOZ’s Legacy Business may be adversely affected if ZOOZ is unable to protect its technology and intellectual property from unauthorized use by third parties.

ZOOZ’s success depends, in part, on its ability to protect its core technology and intellectual property. To accomplish this, ZOOZ relies on, and plans to continue relying on, a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, its technology. Failure to adequately protect ZOOZ’s technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of ZOOZ’s competitive advantage, mainly in its Legacy Business, and a decrease in revenue which would adversely affect ZOOZ’s business, prospects, financial condition and operating results.

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

Intellectual property rights of third parties could adversely affect ZOOZ’s ability to commercialize its Legacy Business products, and ZOOZ might be required to litigate or obtain licenses from third parties in order to develop or market such products. Such litigation or licenses could be costly or not available on commercially reasonable terms and may prevent or delay ZOOZ’s development and commercialization efforts.

It is inherently difficult to conclusively assess ZOOZ’s freedom to operate without infringing on third-party rights. ZOOZ’s competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover ZOOZ’s Legacy Business products or elements thereof, or ZOOZ’s manufacturing or uses relevant to its development plans. In such cases, ZOOZ may not be able to develop or commercialize products or services unless it successfully pursues litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms.

There may also be pending patent applications which could ultimately be alleged to be infringed by ZOOZ’s Legacy Business products. If such an infringement claim should be brought and be successful, ZOOZ may be required to pay substantial damages, be forced to abandon its new products, or seek a license from any patent holders.

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

ZOOZ’s technology has had, and in the future could have, undetected defects, design or manufacturing errors or bugs in hardware or software, which could negatively affect the functionality and reliability of ZOOZ’s Legacy Business product, including the product’s safety, which could ultimately have an adverse effect on the market adoption of such products, damage ZOOZ’s reputation with current or prospective customers, and/or expose ZOOZ to product liability and other claims that could materially and adversely affect ZOOZ’s business.

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

ZOOZ’s Legacy Business technology solution includes some software, known as open-source software, which has source code or material that is available to the public, or open source. Although ZOOZ monitors its use of open-source software, the terms of many open-source licenses to which it is subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on ZOOZ’s ability to provide its products to its clients. While ZOOZ monitors its use of open-source software and tries to ensure that none is used in a manner that would require it to disclose its source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur. In the future, ZOOZ could be required to seek licenses from third parties in order to continue offering its products, which licenses may not be available on terms that are acceptable to ZOOZ, or at all. Alternatively, ZOOZ may need to re-engineer its products or discontinue use of portions of the functionality provided by its products. In addition, the terms of open-source software licenses may require ZOOZ to provide software that it develops using such software to others on unfavorable license terms. ZOOZ may be required to release its proprietary source code, pay damages for breach of contract, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from its development efforts. ZOOZ’s inability to use third party software could result in disruptions to its business, or delays in the development of future offerings or enhancements of existing offerings, which could impair ZOOZ’s business.

ZOOZ’s information technology systems, or those of the third parties with whom we work, including our cloud providers or other contractors or consultants, may fail, suffer security breaches or otherwise be compromised, which could result in a material disruption to our business, loss of assets, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

We, and the third parties with whom we work, process, collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) proprietary, confidential, and sensitive data as well as assets, including personal data, intellectual property, trade secrets and other sensitive data (collectively, “sensitive information”). Our business is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. Despite the implementation of security measures, our information technology systems, cloud-based computers and those of the third parties with whom we work, are vulnerable to a wide variety of threats.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information, assets and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, including the current situation in Israel, we or the third parties with whom we work are vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations. For example, we have operations in Israel, where businesses have experienced an increase in cyberattacks in relation to the Israel/Hamas, Hezbollah and Iran conflict.

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

Remote work has increased risks to our information technology systems, sensitive information and assets, as more of our personnel utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or pas business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, some of our customers may be subject to the European Union’s Digital Operational Resilience Act (DORA) and similar UK regulatory requirements on operational resilience. These laws may oblige our customers to impose contractual provisions on us, including certain mandatory third-party risk management provisions. If we fail to materially comply with these contractual requirements, we may be subject to investigations, audits or other adverse consequences.

We work with certain third parties, including service providers, vendors, and partners, and rely on their technologies to operate critical business systems to process assets and sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other communication functions, and other functions, and to provide other services necessary to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or the third parties’ with whom we work supply chains have not been or will not be compromised.

It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

Although we have implemented security measures designed to protect against security breaches and other compromise of our data and assets, such measures may fail. We also take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not detect and remediate all such vulnerabilities, including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident. It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data or asset losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

Any of the previously identified or similar threats have in the past and may in the future cause a security breach or other interruption that have in the past and may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our assets, sensitive information or sensitive information held by us or the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services.

We have in the past and may in the future expend significant resources or modify our activities to try to protect against security incidents and other compromises to our data and assets. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our assets, information technology systems and sensitive information.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions. Such disclosures are costly, and the disclosure or the failure to comply with applicable requirements could lead to adverse consequences.

If we or the third parties with whom we work experience (or are perceived to have experienced) a security breach or other incident or compromise, we may experience material adverse consequences, including but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections), federal, state and/or foreign data breach notification obligations, additional reporting requirements and/or oversight, restrictions on processing data (including sensitive information), litigation (including class claims), indemnification obligations, loss of data (including sensitive information) or damage to the integrity of that data, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, interruptions in our operations (including availability of data), financial loss, and other similar harms. Such attendant material consequences may interrupt our operations, reduce demand for our products or services, and delay or negatively impact the development and commercialization of our products or services and ability to grow and operate our business.

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

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company or our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnels’, or vendors’ use of generative AI technologies, to the extent such use is made.

ZOOZ and the third parties with whom we work are subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation (including class actions), adverse publicity, and other consequences and could negatively affect our operating results and business.

In the ordinary course of ZOOZ’s business, ZOOZ processes certain sensitive information including personal information regarding ZOOZ’s employees, and contact information of ZOOZ’s customers and service providers, that is subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity. Ensuring that ZOOZ’s processing of personal information and other sensitive information complies with applicable laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity in relevant jurisdictions has in the past and may in the future increase operating costs, impact the development of new systems, and reduce operational efficiency. Global legislation, enforcement, and policy activity in this area is rapidly expanding and creating a complex regulatory compliance environment. Any actual or perceived mishandling or misuse of the personal information or other sensitive information by ZOOZ or by third parties with whom ZOOZ works, including service providers that have access to personal and other sensitive information, could result in litigation, regulatory fines, penalties or other sanctions, damage to ZOOZ’s reputation, disruption of ZOOZ’s business activities, and significantly increased operations and compliance costs or costs related to defending legal claims. ZOOZ is also exposed to the risk that employees, personnel, independent contractors, and third parties with whom we work may fail to comply with applicable privacy and data protection laws. Such misconduct or negligence could result in unauthorized access, misuse, or disclosure of sensitive information, leading to regulatory penalties, lawsuits, and reputational harm. Despite our efforts to implement preventive measures, we cannot guarantee full compliance at all times, which could adversely impact our business operations.

In the United States, numerous federal, including, and local laws and regulations, state data breach notification laws, personal data privacy laws, consumer protection laws and other similar laws that govern the collection, use, disclosure and protection of personal data apply to our operations. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) imposes specific requirements on ZOOZ’s correspondence with subscribers for email communication. Additionally, laws in all 50 states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.

Furthermore, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act (the “CCPA”), applies to personal data of consumers, business representatives, and employees who are California residents, and requires business subject to the CCPA to provide specific disclosures in privacy notices and respond to requests to requests of such individuals exercise certain privacy rights. The CCPA provides for statutory fines for non-compliance and allows private litigants affected by certain data breaches to recover significant statutory damages. These developments further complicate compliance efforts, and increase legal risk and compliance costs for ZOOZ. Similar laws have been enacted and are being considered in several other states, as well as at the federal and local levels, and we expect more jurisdictions to pass similar laws in the future.

Additionally, an increasing number of foreign data protection laws may also govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and United Kingdom’s (“UK”) General Data Protection Regulation (“EK GDPR”) (collectively, the “GDPR”) impose strict data protection requirements for processing personal data, including potential fines for noncompliant companies of up to the greater of €20 million under the EU GDPR, £17.5 million under the UK GDPR, or 4% of annual global revenue, which is greater, temporary or definitive bans on data processing, and other corrective actions. Additionally, private litigation related to processing of personal data can be brought under the GDPR by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

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

Furthermore, Europe and other jurisdictions (including the US) have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Economic Area). In particular, the European Economic Area (“EEA”) and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), existing mechanisms that may facilitate cross-border personal data transfers may change, be challenged or be invalidated, and there is no assurance that ZOOZ can satisfy or rely on these measures to lawfully transfer personal data to the United States. If ZOOZ cannot implement a valid compliance mechanism for cross-border data transfers, it could experience material adverse effects. Additionally, companies that transfer personal data out of the EEA or UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Furthermore, some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

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

Further, while ZOOZ strives to maintain privacy policies and other statements regarding data privacy and security that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, regulators in the United States are increasingly scrutinizing these policies and statements and ZOOZ cannot ensure that its privacy policies and other statements regarding ZOOZ’s practices will be sufficient to protect ZOOZ from claims, proceedings, liability or adverse publicity relating to consumer protection, data privacy or cybersecurity. Although ZOOZ endeavors to comply with its privacy policies, ZOOZ may at times fail to do so or be alleged to have failed to do so.

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

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

Compliance with any failure or perceived or inadvertent failure by ZOOZ , our personnel, or the third parties with whom we work to comply with applicable data privacy or security obligations, may result in substantial costs, time and other resources, orders to stop or modify the alleged non-compliant activity, proceedings or actions against ZOOZ by governmental entities or others, legal liability, audits, regulatory inquiries, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties (including criminal), sanctions, litigation (including class actions and mass arbitration demands), additional reporting requirements and/or oversight, and bans or restrictions on processing personal data; orders to destroy or not use personal data. Any of the foregoing could harm ZOOZ’s reputation, distract ZOOZ’s management and technical personnel, increase ZOOZ’s costs of doing business, adversely affect the demand for ZOOZ’s products and services, require substantial changes to our business model or operations, and ultimately result in the imposition of liability, any of which could have a material adverse effect on ZOOZ’s business, financial condition and results of operations.

Defects, errors or other performance problems in ZOOZ’s software or hardware, or the third-party software or hardware on which ZOOZ relies, could harm ZOOZ’s reputation, result in significant costs to ZOOZ, impair ZOOZ’s ability to sell ZOOZ’s systems and subject ZOOZ to substantial liability.

ZOOZ’s software and hardware, and those of third parties with whom ZOOZ works, are complex and may contain defects or errors when implemented or when new functionality is released, as ZOOZ may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in ZOOZ’s business, technological advancements and changing industry trends. Despite ZOOZ’s testing, from time-to-time ZOOZ has discovered, and may in the future discover, defects or errors in its software and hardware. Any performance problems or defects in ZOOZ’s software or hardware, or those of third parties on which ZOOZ rely, could materially and adversely affect ZOOZ’s business, financial condition and results of operations. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for ZOOZ, damage ZOOZ’s customers’ businesses, harm ZOOZ’s reputation and result in reduced sales or a loss of, or delay in, the market acceptance of ZOOZ’s systems. In addition, if ZOOZ has any such errors, defects or other performance problems, ZOOZ’s clients could seek to terminate their contracts, delay or withhold payment or make claims against ZOOZ. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect ZOOZ’s business, financial condition and results of operations.

ZOOZ relies on its information systems to conduct its business, and failure to protect these systems against security breaches could adversely affect ZOOZ’s business and results of operations. Additionally, if these systems fail or become unavailable for any significant period, ZOOZ’s business could be harmed.

In addition to the general risks related to data privacy and security detailed above, substantially all of the bitcoin we own is held in custody accounts at institutional-grade digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. In 2025, Coinbase reported that criminals bribed certain of its non-U.S. employees to steal customer data to use in social engineering attacks. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader bitcoin blockchain ecosystem or in the use of the bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. Emerging technologies, such as AI-driven cyberattacks and the potential for quantum computing, could introduce new vulnerabilities in our systems, potentially rendering traditional cryptographic techniques less effective and exposing us to more sophisticated forms of cyberattacks. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Novel methods, such as those utilizing AI or quantum computing, may be even more difficult to detect and defend against. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. The risk of cyberattacks could also be increased by cyberwarfare in connection with geopolitical conflicts, such as the ongoing Russia-Ukraine conflict, including potential proliferation of malware into systems unrelated to such conflicts. In addition, due to the direct hostilities between Israel, Iran and other Iranian proxies, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. Since the escalation of the heated relationship with Iran, attackers associated with Iran have led a wave of cyberattacks against Israeli public institutions as well as private companies. As such, the risk of a cyberattack against our information technology systems and data security has become heightened.

As of the date of this Annual Report, neither we nor any of our service providers has experienced a security breach or cyberattack that has materially impacted our digital asset holdings, financial condition or operating results; however, any future breach of our operations or those of our service providers or others in the bitcoin industry could materially and adversely affect our business.

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new (compared to stock exchanges) and, in many cases, unregulated. Furthermore, there are many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

Reports and academic studies have estimated that a substantial portion of trading volume reported by certain unregulated crypto-asset trading venues may be non-economic in nature (including wash trading), with a December 2022 study estimating wash trading averaged over 70% of reported volume on unregulated exchanges studied. The SEC also alleged as part of its June 2023 complaint against Binance Holdings Ltd. that Binance committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood. Any actual or perceived wash trading in the bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our bitcoin.

Negative perception, a lack of stability in the broader bitcoin markets and the closure, temporary shutdown or operational disruption of bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in bitcoin and the broader bitcoin ecosystem and greater volatility in the price of bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. Although these complaints were ultimately dismissed, the SEC or other regulatory agencies may initiate similar actions in the future. As the price of our ZOOZ ordinary shares could be affected by the value of our bitcoin holdings, the failure of a major participant in the bitcoin ecosystem could have a material adverse effect on the market price of our ZOOZ ordinary shares.

Risks Related to the Legacy Business’ Customers

Failure to have sales and marketing operations could harm ZOOZ’s ability to increase its Legacy Business customer base and achieve broader market acceptance of its Legacy Business products.

ZOOZ’s ability to maintain sales and marketing operations and activities will likely have a significant impact on ZOOZ’s ability to expand its Legacy Business customer base, gain broader market acceptance, generate revenue, enter into any new business or operations which it may consider, and achieve and sustain profitability from its Legacy Business. ZOOZ’s operating results will likely suffer if sales and marketing expenditures do not contribute significantly to generate revenue.

ZOOZ’s ability to achieve revenue growth in the future from its Legacy Business will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel, and their ability to attain desired productivity levels within a reasonable period of time.

Failure to expand ZOOZ’s customer base would have a material adverse effect on its results of operations and financial condition.

Historically ZOOZ had a small customer base comprising a significant portion of its commercial open orders. If ZOOZ is unable to sufficiently diversify its customer base in the Legacy Business, ZOOZ’s Legacy Business will remain subject to significant risks associated with a highly concentrated customer base.

This concentration exposes ZOOZ’s Legacy Business, financial condition and operating results related to the Legacy Business to a number of risks, including the following:

●	In a highly concentrated business environment, ZOOZ may not be able to find other sources of revenue if particular customers do not place an order, delay or cancel an order.

●	As a result of this concentrated customer base, single customers may represent a greater portion of ZOOZ’s sales and, consequently, may have greater commercial negotiation leverage.

●	The highly concentrated business environment also increases ZOOZ’s exposure to risks related to its customers’ financial condition. If ZOOZ’s customers experience liquidity issues in the future, ZOOZ may be required to incur additional credit losses on receivables owed by them.

Risks Related to Laws and Regulations

ZOOZ’s global business requires ZOOZ to comply with laws and regulations in countries across the world and exposes ZOOZ to international business risks that could adversely affect ZOOZ’s business.

In addition to laws and regulations applicable to the Company’s bitcoin treasury reserve as further detailed in “Risk Factors—Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty”, ZOOZ is subject to environmental, labor, safety and other laws and regulations in Israel, the United States, the E.U. and other jurisdictions in which ZOOZ operates. ZOOZ is also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of ZOOZ’s operations and has to protect its intellectual property worldwide. In the jurisdictions where ZOOZ operates, ZOOZ needs to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies. ZOOZ’s field is developing and, accordingly, so is its regulatory scheme. It is likely that the regulatory schemes in which ZOOZ operates will continue to change and develop, which may affect ZOOZ’s operations. ZOOZ may face significant costs related to new regulations regarding flywheels energy technology shipping, installation and usage.

The business environment is also subject to many uncertainties, including the following international business risks:

●	negative economic developments in economies around the world and the instability of governments, currently for example the sovereign debt situation in certain European countries;

●	social and political instability in a number of countries around the world, including the instability in the Middle East, and also including the threat of war, terrorist attacks in the United States or in Europe, the Middle East and Africa, epidemics or civil unrest;

●	national and international environmental or other disasters, which may adversely affect ZOOZ’s workforce, as well as its local suppliers and customers;

●	adverse changes in governmental policies, especially those affecting trade and investment;

●	foreign currency exchange, in particular with respect to the U.S. dollar, and transfer restrictions; and

●	threats that ZOOZ’s operations or property could be subject to nationalization and expropriation.

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

Environmental and safety laws and regulations may expose us to liability, and such liability and compliance with these laws and regulations may adversely affect ZOOZ’s Legacy Business.

ZOOZ’s Legacy Business is subject to a variety of international, federal, state, local and non-U.S. laws and regulations governing pollution, environmental protection and occupational health and safety, including those relating to the release, storage, use, discharge, handling, generation, transportation, disposal, and labeling of, and human exposure to, hazardous and toxic materials, product composition, and the investigation and cleanup of contaminated sites, including sites ZOOZ currently or formerly owned or operated, due to the release of hazardous materials, regardless of whether ZOOZ caused such release. ZOOZ is also required to obtain environmental permits from governmental authorities for certain of its operations. ZOOZ cannot assure you that it has been or will be at all times in complete compliance with such laws, regulations and permits. Failure to comply with such laws and regulations could subject ZOOZ to civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of its facilities’ operating permits. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict ZOOZ’s ability to expand ZOOZ’s business or require us to modify processes or incur other substantial expenses which could harm ZOOZ’s business.

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

As a multinational business, operating in multiple jurisdictions such as Israel, the United States, and the EU, ZOOZ may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Changes to tax laws or regulations in the jurisdictions in which ZOOZ operates, or in the interpretation of such laws or regulations, could significantly increase ZOOZ’s effective tax rate and reduce its cash flow from operating activities, and otherwise have a material adverse effect on ZOOZ’s financial condition. Since a significant portion of its operations are located in Israel, changes in tax laws or regulations in Israel could significantly affect ZOOZ’s operating results. The Trump administration has enacted and proposed a number of changes to the U.S. tax system. Many aspects of these proposals are unclear or undeveloped and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on ZOOZ’s tax liabilities Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of different initiatives undertaken by the Organization for Economic Co-operation and Development (the “OECD”). Any changes in the OECD policy or recommendations, if adopted, could increase tax uncertainty and may adversely affect ZOOZ’s provision for income taxes and increase its tax liabilities.

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

ZOOZ is subject to regular review and audit by tax authorities in the U.S., Israeli and other jurisdictions. Although ZOOZ believes its tax estimates are reasonable, the authorities in these jurisdictions could review its tax returns and impose additional taxes, interest, linkage and penalties, and the authorities could claim that various withholding requirements apply to ZOOZ or ZOOZ’s subsidiaries or assert that benefits of tax treaties are not available to ZOOZ or ZOOZ’s subsidiaries, any of which could materially affect ZOOZ’s income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made. ZOOZ may also be liable for taxes in connection with businesses ZOOZ acquires. ZOOZ’s determinations are not binding on any taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in ZOOZ’s tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on ZOOZ’s business, financial condition, results of operations and cash flows.

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

Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets and related transactions, many significant aspects of the U.S. federal income and applicable state, local and non-U.S. tax treatment of transactions involving digital assets, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of acquiring digital assets and related transactions. Current IRS guidance does not address all significant aspects of the U.S. federal income tax treatment of digital assets and related transactions and there continues to be uncertainty with respect to the timing and amount of income inclusions for various digital asset transactions. There can be no assurances that the IRS will not issue future guidance with respect to digital assets or that a court will not interpret existing (or new) guidance in a manner that has negative tax consequences including the imposition of a greater tax burden on investors in digital assets or imposing a greater cost on the acquisition and disposition of digital assets.

Any activity related to the Company’s bitcoin treasury strategy may be subject to value added tax (“VAT”) under applicable Israeli law.

The Israeli Tax Authority has issued a position according to which, profit from activities related to cryptocurrencies as subject to VAT under Israeli law. While this position in not final as of the date hereof and Israeli courts could suspend it, any activity related to the Company’s bitcoin treasury strategy may be subject to VAT.

Changes in government trade policies, including the imposition of tariffs and export restrictions, could limit ZOOZ’s ability to sell ZOOZ’s Legacy Business products to certain customers or demand from certain customers, which may materially and adversely affect ZOOZ’s sales and of operations.

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

Products developed and manufactured in Israel and other locations are subject to export controls of the applicable nation. Obtaining export licenses can be difficult, costly and time-consuming and ZOOZ may not always be successful in obtaining necessary export licenses, and ZOOZ’s failure to obtain required import or export approval for ZOOZ’s Legacy Business products or limitations on ZOOZ’s ability to export or sell ZOOZ’s Legacy Business products imposed by these laws may harm ZOOZ’s international and domestic revenues. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm. The absence of comparable restrictions on competitors in other countries may adversely affect ZOOZ’s competitive position within its Legacy Business. Failure to obtain export licenses for ZOOZ’s Legacy Business products or having one or more of its customers be restricted from receiving exports from ZOOZ could significantly reduce ZOOZ’s net sales of its Legacy Business products and materially and adversely affect ZOOZ’s business, financial condition and results of operations associated with its Legacy Business.

Changing foreign exchange rates may have an adverse effect on ZOOZ’s financial results.

As of December 31, 2025, ZOOZ has operations and assets in Israel, E.U. and the U.S. ZOOZ prepares its financial statements in U.S. dollars, and, following its strategic entry into a digital asset treasury business model in 2025, a significant portion of its assets and activities are denominated in U.S. dollars, while certain of ZOOZ’s expenditures continue to be denominated in NIS.

Effective September 30, 2025, ZOOZ changed its functional currency to the U.S. dollar from the NIS. The change in functional currency was based on management’s assessment that the U.S. dollar has become the primary economic environment in which ZOOZ operates. This assessment considered several factors and changes in circumstances during 2025, including, among others: (i) ZOOZ’s entry into the bitcoin treasury business; (ii) a shift in ZOOZ’s cost structure, whereby a substantial portion of its expenses is denominated in U.S. dollars; (iii) ZOOZ’s principal source of financing being derived from U.S. capital markets; and (iv) ZOOZ’s budgeting and financial planning being conducted primarily in U.S. dollars. The change in functional currency was accounted for prospectively.

Up to September 30, 2025, the functional currency of ZOOZ’s financial statements was the NIS and the presentation currency was the U.S. dollar. Therefore ZOOZ translated some of its assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of NIS relative to the U.S. dollar may negatively or positively affect the value of these items in ZOOZ’s financial statements. Additionally, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for ZOOZ to predict its results of operations.

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

CFIUS may also have jurisdiction to review certain acquisitions of, or investments by ZOOZ into a U.S. business. If a future particular proposed investment by ZOOZ in a U.S. business falls within CFIUS’ jurisdiction, ZOOZ may determine that it is required to make a mandatory filing with CFIUS or that it will submit a filing to CFIUS on a voluntary basis or, if a filing is not mandatory, ZOOZ may determine to proceed with such investment without submitting to CFIUS and risk CFIUS intervention, before or after closing such investment.

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

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, and terrorism against civilian targets in various parts of Israel.

On October 7, 2023, the “Swords of Iron” war broke between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the broader regional security environment remains unstable, with periodic exchanges of fire involving Iran-backed groups in Lebanon, Syria, Iraq and Yemen, elevated threats against Israeli and U.S. targets, and episodic direct strikes between Israel and Iran during 2024 and 2025 that have not resolved underlying tensions. In June 2025, Israel and Iran engaged in direct hostilities, including Iranian launches of drones and ballistic missiles against Israel and Israeli operations against Iranian air defenses and missile production sites with the United States also carrying out strikes on Iranian nuclear facilities before a ceasefire took effect. On February 28, 2026, Israel and the United States commenced a joint operation against Iran, which has led Iran to launch ballistic missiles and drones against Israel and other countries in the region, including the United Arab Emirates, Bahrain and Qatar, as well as against U.S. targets in the Middle East. In addition, Iran has closed the Strait of Hormuz, leading to disruption of the global supply chain, including in oil and gas, which could potentially destabilize the Israeli and global economies. As of the date of this Annual Report, this operation is undergoing and its outcome and the effect that it may have are uncertain.

Hostilities and threats connected to Iran’s regional network, comprising Hezbollah in Lebanon, militias in Syria and Iraq, and the Houthis in Yemen, have included attacks affecting Israel and disruptions to regional maritime routes.

In addition, since late 2025 and into 2026, Iran has faced renewed domestic protests; in parallel, U.S. and European sanctions actions and enforcement have intensified. These factors can influence regional escalation, with potential impacts on Israel’s security and the operating environment for companies based in Israel.

Our headquarters and research and development facilities are located in Holon, which is about 50 kilometers from the Gaza Strip and about 150 kilometers from the western border with Lebanon. As of the date hereof, the situation in Israel and in the region does not have a material effect on our operations and business and our facilities did not sustain any damage. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives, including by instructing our workforce to work remotely.

All of the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations, especially since we conduct clinical trials in Israel.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, and other international tribunals, may adversely impact our ability to cooperate with research institutions and collaborate with other third parties.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 (or 41, in some cases, or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for long periods of time. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time, which may materially adversely affect our business.

In addition, ongoing political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, have had and may continue to have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

Moreover, after several credit rating downgrades in recent years, on November 7, 2025, S&P Global Ratings revised its outlook on Israel to “stable” from “negative”, while affirming the “A” rating and on January 30, 2026, Moody’s also revised its outlook on Israel to “stable” from “negative, while affirming Israel’s Baa1 long-term local and foreign-currency issuer ratings. Despite this stabilization in outlook by S&P and Moody’s, other agencies, like Fitch Ratings, continued to maintain a negative outlook as of early 2026, citing persistent exposure to geopolitical risks and a polarized political system.

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

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

Inflation in Israel, was 2.6% and 3.2% in 2025 and 2024, respectively, and has affected us by increasing the costs of materials and labor needed to operate our business (an increase which was partially offset by our company-wide cost reduction and restructuring initiative designed to reduce operating costs, announced by the Company on June 23, 2025) and could continue to adversely affect us in future periods. Additionally, since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the depreciation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot predict whether the NIS will appreciate against the dollar or vice versa in the future, though during 2025 it appreciated at a rate of 14.3%. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

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

Our shareholders rights and responsibilities are governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our amended and restated articles of association (the “Articles”) and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of interested party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

In addition, in accordance with the Restrictive Trade Practices Law, 1988 and under the Israeli Law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder (the “Innovation Law”), approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see “Item 4. Information On The Company - B. Business Overview – Research and Development – Grants received from the IIA.” In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders and may limit the price that investors may be willing to pay in the future for our ordinary shares.

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

The Articles provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the Exchange Act (the “Federal Forum Provision”). While the Federal Forum Provision does not restrict the ability of ZOOZ’s shareholders to bring claims under the Securities Act or the Exchange Act, nor does it affect the remedies available thereunder if such claims are successful, ZOOZ recognizes that it allows claims under the Securities Act or Exchange Act in any federal court of competent jurisdiction in the United States, subject to determination by applicable courts of competent jurisdiction. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This Federal Forum Provision may lead to ZOOZ’s shareholders incurring increased costs if they were to bring a claim against ZOOZ, and may limit ZOOZ’s shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with ZOOZ or its directors, officers, or other employees or agents, which may discourage claims against ZOOZ and its directors, officers and other employees and agents. The enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Articles. In such instance, we would expect to vigorously assert the validity and enforceability of the Federal Forum Provision which may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision contained in the Articles to be inapplicable or unenforceable in an action, ZOOZ may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect ZOOZ’s business, financial condition and results of operations.

ZOOZ received Israeli government grants for certain research and development activities. The terms of those grants require ZOOZ to satisfy specified conditions as stipulated under the Innovation Law.

ZOOZ received Israeli government grants for certain of its research and development activities. When a company develops know-how, technology or products using grants from the National Authority for Technological Innovation, or the Israel Innovation Authority (the “IIA”), the terms of these grants and the Innovation Law, inter alia, restrict such company’s ability to perform or outsource manufacturing outside of Israel, grant licenses for R&D purposes or otherwise transfer inside and outside of Israel the know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to IIA programs and as designated by the applicable approvals for such grants, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how). The discretionary approval of an IIA committee would be required for any transfer or license for R&D purposes to third parties inside or outside of Israel of know-how and/or for the transfer outside of Israel of manufacturing or manufacturing rights with respect to IIA-funded products. ZOOZ may not receive those approvals in the future.

The transfer or license of IIA-supported know-how outside of Israel may require payment to the IIA of amounts which are calculated in accordance with certain formulas included in the IIA’s rules.

ZOOZ has received research and development funding from the IIA. The total grants that ZOOZ received from the IIA until December 31, 2025, amount to approximately $0.7 million (based on the US$/NIS representative exchange rate as reported by the Bank of Israel on December 31, 2025 (the “Exchange Rate”)).

The IIA’s restrictions and requirements for payment may impair ZOOZ’s ability to sell, license or otherwise transfer our IIA funded know-how assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology which was developed using the IIA grants outside of Israel. Furthermore, ZOOZ remains subject to the restrictions and obligations under the Innovation Law described above, and the net consideration available to our shareholders in certain transactions (such as a merger or similar change of control transaction) involving the transfer outside of Israel of know-how developed with IIA funding, or in transactions involving the licensing of IIA funded know-how for R&D purposes to a non-Israeli entity, may be reduced by any amounts that ZOOZ may be required to pay to the IIA. If ZOOZ fails to satisfy certain conditions of the Innovation Law, ZOOZ may be required to refund the amounts of the grants previously received, together with interest and penalties, and may become subject to criminal charges and financial sanctions. The restrictions under the Innovation Law continue to apply even after payment of the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time-to-time audit sales of products which it claims incorporate IIA funded know-how and this may lead to additional royalties being payable on additional product candidates, and may subject such products to the IIA’s restrictions and obligations. It shall be noted that the government of the State of Israel does not own intellectual property rights in technology developed using the IIA funding. For more information regarding such restrictions please see “ZOOZ’s Business — Government Regulations— Research and Development.”

ZOOZ received a grant from the Israeli Ministry of Energy that requires it to meet several specified conditions and may restrict ZOOZ’s ability to transfer the relevant know-how for a certain period.

ZOOZ received a grant from the government of Israeli Ministry of Energy (the “MOE”), governed by a grant agreement with the MOE (the “Grant Agreement”) under a certain research and development program approved by the MOE (the “MOE Approved Program”) in an aggregate amount of $0.17 million (based on the Exchange Rate). Below is a description of the main obligations and restrictions imposed on ZOOZ under the Grant Agreement, with respect to ZOOZ’s use of the know-how resulting from the MOE Approved Program (“MOE Funded Know-How”):

●	Royalty Payment Obligation. Under the Grant Agreement, ZOOZ is required to pay royalties to the State of Israel at rate of 5% from any income derived from the commercialization of the MOE Funded Know-How and the IP resulting from MOE Approved Program, directly or indirectly, including related services, up to the grant amount linked to the consumer price index plus the accountant general’s interest (whether such income is obtained by ZOOZ or by a corporation acting on its behalf, connected thereto or partnered therewith).

●	MOE Funded Know-How Exploitation. Under the Grant Agreement, ZOOZ is required to take all reasonable measures to protect its rights in the MOE Funded Know-How and to act to an efficient exploitation thereof and will provide the MOE with details on the actions which it intends to take in this respect. The protection of the MOE Funded Know-How, its registration and grant of licenses with respect thereto shall be made in accordance with the Grant Agreement and in a manner which advances such know-how and enables its use for practical purposes, subject to the rights of the State of Israel and the MOE under the Grant Agreement. These obligations will survive for a period of five years following the completion of the project.

●	License for National Needs. Under the Grant Agreement, the MOE is granted with a non-exclusive, non-transferable and irrevocable license (without bearing any consideration) to use the MOE Funded Know-How, directly or using a third party, for national purposes (certain Israeli ministers are authorized to determine whether a certain use is for national needs). ZOOZ is obligated to act for the fulfilment of the purposes and results of the MOE Approved Program and in case that, for any reason, ZOOZ shall fail to do so within reasonable time following the completion of the project, the MOE will be granted with a right to act for the fulfilment of such purposes and results, for national needs (as outlined above). For such purposes, ZOOZ will grant the State a license, under accepted commercial terms, to use all IP ZOOZ has accumulated outside the framework of the MOE Approved Program, which ZOOZ has used in the performance of such program. This obligation will survive for a period of five years following the completion of the project.

●	MOE’S Approval for Additional Funding/Investments. Pursuant to the Grant Agreement, ZOOZ is required to inform the MOE of any additional funding/investment offered to it prior to the execution of the applicable investment/funding agreement, together with a certain notice issued by the relevant investor/funder under which it represents that it is aware of the MOE Agreement and the MOE’s rights under such agreement. The MOE will consider granting such approval if such approval would not, in the MOE’s opinion, adversely affect the rights of the State of Israel. The MOE will have sole discretion with respect to whether to approve the additional funding or to enter into negotiations with the potential investor, as the MOE finds suitable. The Company received an approval from the MOE in connection with its initial public offering on the Tel Aviv Stock Exchange (the “TASE”), according to this approval in the event of a change of control in the Company by virtue of which the Company has a new or additional “controlling shareholder” (as defined in the Securities Law) such controlling shareholder will be required to execute an undertaking towards the MOE under which they agree to adhere to the terms of the Grant Agreement.

●	MOE Funded Know-How Transfer Limitation. Under the Grant Agreement, transferring the ownership of the MOE Funded Know- How and registering it under the name of a third party will require prior written approval of the MOE. The MOE may reject such request if in the MOE’s opinion there is a concern that such approval could adversely affect the rights of the State of Israel under the Grant Agreement, including the repayment of the grant amount and the exploitation of the MOE Approved Program’s accomplishments in favor of the Israeli market and the State of Israel. This obligation will survive for a period of five years following the completion of the project.

●	MOE Funded Know-How Licensing Conditions. Under the Grant Agreement, ZOOZ are required to inform the MOE of any grant of license to a third party to use the MOE Funded Know-How, and several conditions should be incorporated under such a license, such as with respect to payment of the applicable royalties to the MOE and the MOE’s right to revoke such license in certain circumstances. ZOOZ are also obligated to will make best efforts to act for the benefit of the Israeli public interest in fulfilling the purposes and the results of the MOE Approved Program, considering the relevant market, when deciding on the scope of the license and level of exclusiveness. These obligations will survive for a period of five years following the completion of the project.

If ZOOZ is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. investors may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (including cash). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on the composition of the income, assets and operations of ZOOZ and its subsidiaries ZOOZ believes that it is PFIC for the tax year ending December 31, 2025. ZOOZ has not determined whether ZOOZ may be a PFIC in the current taxable year or any future taxable year.

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

A United States shareholder of a controlled foreign corporation is generally required to report annually and include in its U.S. federal taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income”, “net controlled foreign corporation tested income” and investments in certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States), regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. In addition, a United States shareholder that realizes gain from the sale or exchange of shares in a controlled foreign corporation may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation that is a United States shareholder with respect to a controlled foreign corporation. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. ZOOZ cannot provide any assurances that it will assist U.S. investors in determining whether ZOOZ or any of its non-U.S. subsidiaries is treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if ZOOZ, or any of its non-U.S. subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors are strongly encouraged to consult their own advisors regarding the U.S. tax consequences of becoming a United States shareholder in a controlled foreign corporation and owning or disposing of ZOOZ ordinary shares.

It may be difficult to enforce a U.S. judgment against ZOOZ, its officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on ZOOZ’s officers and directors.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, some of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, in the event that the majority of our assets and investments are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States in such a situation.

Furthermore, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Under certain circumstances, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Since our CEO is not a resident of the State of Israel, there is a risk that we will be classified as having a “permanent establishment” outside the State of Israel and will be subject to additional tax

Our CEO, Mr. Jordan Fried, does not reside in the State of Israel. Our CEO’s residency outside of the State of Israel and his management of the Company from such location may expose us and our shareholders to various tax-related risks, including, but not limited to a claim that the Company has a “permanent establishment” in the foreign jurisdiction in which our CEO resides, which could expose us to tax liability in such foreign jurisdiction and potentially lead to double taxation and increased compliance burdens. In addition, we may become subject to increased scrutiny of intercompany transactions and compensation arrangements by Israeli tax authorities and the tax authorities in the jurisdiction in which our CEO resides, with the risk of transfer pricing adjustments and potential double taxation. We may also be subject to additional costs and face increased complexity in meeting tax compliance and reporting obligations in multiple jurisdictions.

Risks Related to Ownership of the ZOOZ Ordinary Shares and Warrants

We may not be able to meet the continued listing standards of Nasdaq, which require a minimum closing bid price of $1.00 per share, which could result in our delisting and negatively impact the price of our ordinary shares and ability to access the capital markets.

Our ordinary shares and public warrants are listed on The Nasdaq Capital Market. The Nasdaq Stock Market LLC (the “Nasdaq”), provides various continued listing requirements that a company must meet in order for its shares to continue trading on the exchange. Among these requirements is the requirement that our ordinary shares trade at a minimum bid price of $1.00 per share. On December 16, 2025, we received a written notice from the Listing Qualifications Department of Nasdaq, notifying us that we are not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until June 15, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). If at any time before June 15, 2026, the closing bid price of our ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, we will be deemed to have regained compliance with the Minimum Bid Price Requirement, following which, Nasdaq will provide a written confirmation of compliance and the matter will be closed. In the event that we do not regain compliance by June 15, 2026, we may be eligible for an additional 180 calendar day grace period by providing a written notice of our intention to cure the deficiency during this second compliance period by effecting a reverse share split, if necessary, provided that on the 180th day of the first compliance period we meet the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on The Nasdaq Capital Market (except the Minimum Bid Price Requirement). If we do not regain compliance with the Minimum Bid Price Requirement by June 15, 2026, and we are ineligible for an additional grace period, Nasdaq will provide written notice that our securities are subject to delisting from The Nasdaq Capital Market.

There is no assurance that our share price will trade at or above a minimum bid price of $1.00 per share and if we fail to meet minimum listing requirements, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other Nasdaq listing criteria. Any such delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, collaborators and employees.

There can be no assurance that any share repurchase will enhance long-term shareholder value.

In November 2025, our Board of Directors authorized a share repurchase program to repurchase up to $50 million of our ordinary shares. We can provide no assurance that any share repurchases will enhance long-term shareholder value, and it may not prove to be the best use of our cash. If our Board of Directors authorizes any additional share repurchase programs it could affect the trading price of our shares and increase volatility.

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

While our ordinary shares are currently listed on the TASE, there is no guarantee as to how long such listing will be maintained. ZOOZ plans to continuously examine the advisability of maintaining its listing on the TASE. ZOOZ may in the future voluntarily delist its securities from the TASE, provided it furnishes advance notices thereof as required under applicable laws and regulations, and in coordination, to the extent required, with the ISA. If the ZOOZ ordinary shares are delisted from the TASE, some holders of ZOOZ ordinary shares that are traded on the TASE may be required or may choose to sell their shares, which could result in a decrease in the trading price and trading volume of the ZOOZ ordinary shares.

Future sales of our ZOOZ ordinary shares or securities convertible or exchangeable for our ZOOZ ordinary shares may depress our share price.

If our existing shareholders or holders of our options or warrants sell, or indicate an intention to sell, substantial amounts of our ZOOZ ordinary shares on the public market, the trading price of our ZOOZ ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ZOOZ ordinary shares to decline. As of December 31, 2025, we had a total of 161,995,282 ordinary shares outstanding.

As of December 31, 2025, 635,694 ordinary shares that are subject to options and 24,566,602 ordinary shares that are subject to RSUs were outstanding (including RSUs granted to our CEO and Chairman of the Board in connection with the consummation of the Private Placement) pursuant to awards granted under our 2015 Incentive Compensation Plan, as amended (the “2015 Plan”) and 81,290,524 ordinary shares were issuable upon the exercise of outstanding warrants assumed by the Company as part of the Business Combination (as defined below) or granted to investors in the Private Placement (as defined below) (including pre-funded warrants issued as part of the Private Placement) (such warrants granted to investors in the Private Placement, the “Private Placement Warrants”) and 4,000,000 Earnout Shares (as defined below) were issuable pursuant to the Business Combination. If these additional underlying ordinary shares are sold, or if it is perceived that they will be sold, on the public market, the trading price of our ordinary shares could decline.

In addition, our directors, executive officers and other affiliates may establish programmed selling plans under Rule 10b5-1 of the Exchange Act, for the purpose of effecting sales of our ordinary shares. Any sales of securities by these shareholders, or the perception that those sales may occur, including the entry into such programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares.

If we sell ordinary shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares, through our “at the market offering” (ATM) facility (the “ATM Program”) pursuant to a sales agreement entered into with Chardan Capital Markets LLC (“Chardan”), dated July 29, 2025, relating to the sale of our ordinary shares (the “Sales Agreement”), as amended on September 30, 2025 (the “A&R Sales Agreement”), pursuant to the Standby Equity Purchase Agreement entered into with Yorkville Advisors Global, LP (“Yorkville”) on November 11, 2024 (the “SEPA”), or other manners, at prices that may not be the same as the price paid for our ordinary shares by our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders will experience additional dilution and, as a result, our share price may decline.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities or ordinary shares with or without additional securities convertible or exchangeable into ordinary shares. Whether or not we issue additional shares at a discount, any issuance of ordinary shares will, and any issuance of other equity securities or of options, warrants or other rights to purchase ordinary shares may result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline. New investors could also gain rights, preferences and privileges senior to those of our shareholders, which could cause the price of our ordinary shares to decline. Debt securities may also contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets, which could also cause the price of our ordinary shares to decline. For additional information regarding the SEPA and ATM Program, see below under “Item 4. Information on the Company – Business Overview – Material Agreements – Business – Material Agreements – Standby Equity Purchase Agreement with Yorkville” and “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions - Amended and Restated Sales Agreement and Offering of $1.0 Billion of Ordinary Shares”, respectively.

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

The trading market for the ZOOZ ordinary shares may be influenced by the research and reports that industry or financial analysts publish about its business. ZOOZ does not control these analysts, or the content and opinions included in their reports. ZOOZ completed its listing on Nasdaq in 2024 and may therefore be slow to attract research coverage and the analysts who publish information about the ZOOZ ordinary shares will have relatively little experience with ZOOZ, including as a result of its recent transition into a bitcoin treasury reserve company, which could affect their ability to accurately forecast ZOOZ’s results and make it more likely that ZOOZ fails to meet their estimates. ZOOZ has recently obtained industry or financial analyst coverage, and if any of the analysts who cover ZOOZ issues an inaccurate or unfavorable opinion regarding it, ZOOZ’s share price would likely decline. In addition, the share prices of many companies in the technology industry as well as in the digital asset treasury industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If ZOOZ’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade the ZOOZ ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of ZOOZ or fail to publish reports on it regularly, ZOOZ’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

The ZOOZ public warrants are currently out of the money, and ZOOZ does not expect to receive cash proceeds from such warrant exercises until the trading price of the ZOOZ ordinary shares on the Nasdaq Capital Market exceeds the warrant exercise price of $11.50.

The exercise price of our public warrants is $11.50 per ZOOZ ordinary share, and the last quoted sale price for the ZOOZ ordinary shares as reported on the Nasdaq Capital Market on December 31, 2025 was $0.39 per share. Given that the warrants are currently out of the money, it is not likely that warrant holders will exercise their warrants. ZOOZ may be required to obtain additional funds in the future. Cash proceeds to ZOOZ associated with the exercise of the warrants are dependent on the share price, and as such, ZOOZ does not expect to receive cash proceeds from warrant exercises until the trading price of the ZOOZ ordinary shares on the Nasdaq Capital Market exceeds the warrant exercise price of $11.50.

ZOOZ has never paid cash dividends on ZOOZ’s share capital, and ZOOZ does not anticipate paying any cash dividends in the foreseeable future.

In the years ended December 31, 2024 and 2025, ZOOZ has incurred net losses of approximately $66 million in the aggregate, which has resulted in ZOOZ’s inability to distribute dividends. ZOOZ’s board of directors approved a $50,000,000 share repurchase program, announced by ZOOZ on November 3, 2025 and ZOOZ has never declared or paid cash dividends, and ZOOZ does not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ZOOZ ordinary shares as a source for any future dividend income. ZOOZ’s board of directors has complete discretion as to whether to distribute dividends, subject to meeting applicable law. Even if ZOOZ’s board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on ZOOZ’s future results of operations and cash flow, ZOOZ’s capital requirements and surplus, the amount of distributions, if any, received by ZOOZ, ZOOZ’s financial condition, contractual restrictions, and other factors deemed relevant by ZOOZ’s board of directors. In addition, the Companies Law imposes restrictions on ZOOZ’s ability to declare and pay dividends. ZOOZ may also use its cash or any part thereof to effect share buybacks pursuant to its $50,000,000 share repurchase program, announced by ZOOZ on November 3, 2025, which may further limit ZOOZ’s ability to pay cash dividends on its ordinary shares. See “Item 8 – Financial Information – Dividend Distribution Policy” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information.

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

ZOOZ is a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, ZOOZ is exempt from certain provisions under the Exchange Act, applicable to U.S. public companies, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process;

●	the provisions of Regulation Fair Disclosure, or Regulation FD, aimed at preventing issuers from making selective disclosures of material information; and

●	the sections of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

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

As discussed above, ZOOZ is a foreign private issuer, and therefore, ZOOZ is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, ZOOZ would lose its foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If ZOOZ loses its foreign private issuer status, ZOOZ will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. ZOOZ will also have to mandatorily comply with U.S. federal proxy requirements, and ZOOZ’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, ZOOZ will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, ZOOZ would incur significant additional legal, accounting and other expenses that ZOOZ will not incur as a foreign private issuer.

As ZOOZ is a “foreign private issuer” and follows certain home country corporate governance practices, ZOOZ’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, ZOOZ has the option to follow certain home country corporate governance practices rather than those of the Nasdaq, provided that ZOOZ discloses the requirements ZOOZ is not following and describe the home country practices ZOOZ is following. In addition, ZOOZ is permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. Following ZOOZ’s home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection to investors than is afforded under the Nasdaq Rules applicable to domestic issuers. See “Item 3 – Risk Factors – ZOOZ is a foreign private issuer and, as a result, is not subject to certain SEC requirements and Nasdaq rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers” for additional information.

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

The exercise of ZOOZ warrants, RSUs and options for ZOOZ ordinary shares could increase the number of ZOOZ shares eligible for future resale in the public market and result in additional dilution to ZOOZ’s shareholders.

As of December 31, 2025, ZOOZ had warrants, RSUs and options outstanding to purchase up to an aggregate of 106,492,820 ZOOZ ordinary shares (including all warrants (including pre-funded warrants) outstanding as of such date). Such number includes (i) ZOOZ public warrants, (ii) ZOOZ private warrants (including warrants issued to a service provider), (iii) all the warrants issued in connection with the Private Placement and (iv) options and RSUs to purchase ZOOZ ordinary shares under our 2015 Plan, outstanding as of such date, and does not include (a) the “Earnout Shares” (i.e., up to 4 million ZOOZ ordinary shares that ZOOZ’s shareholders as of immediately prior to the closing of the Business Combination (the “Closing”) are entitled to as additional contingent consideration), and (b) options reserved for future issuances under the 2015 Plan.

To the extent the ZOOZ warrants, RSUs and/or options are exercised, additional ZOOZ ordinary shares will be issued, which will result in dilution to the holders of ZOOZ ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of shares issued upon the exercise of warrants, RSUs or options in the public market or the potential that such warrants or options may be exercised could also adversely affect the market price of ZOOZ ordinary shares.

ZOOZ may issue additional ZOOZ ordinary shares or other equity or debt securities without seeking approval of the ZOOZ shareholders, which would dilute your ownership interests and may depress the market price of the ZOOZ ordinary shares.

As of December 31, 2025, ZOOZ had warrants (including pre-funded warrants), RSUs and options outstanding to purchase up to an aggregate of 106,492,820 ZOOZ ordinary shares, as detailed in the above risk factor. In addition, ZOOZ entered into a SEPA for issuance of up to $12 million ZOOZ ordinary shares and has an ATM Program pursuant to which it may issue ZOOZ ordinary shares of up to $1,000,000,000. Further, ZOOZ may choose to seek additional third-party financing (including under the SEPA or the ATM) to provide additional working capital for the ZOOZ business, in which event ZOOZ may issue additional equity securities. ZOOZ may also issue additional ZOOZ ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances. In addition, if ZOOZ raises funds through the issuance of debt securities or through loan arrangements, the terms for such securities or arrangements could require significant interest payments, contain covenants that restrict ZOOZ’s business, or other unfavorable terms and rank senior to the interests held by ZOOZ’s shareholders.

The issuance of additional ZOOZ ordinary shares (including under the SEPA or the ATM) or other equity securities of equal or senior rank would have the following effects:

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

There is no guarantee that the ZOOZ public warrants, private warrants, certain Private Placement Warrants, Sponsor Warrants and Chardan Ordinary Warrants will ever be in the money, and they may expire worthless.

The exercise price for the ZOOZ public warrants and private warrants is $11.50 per whole ordinary share, with each such ZOOZ warrant exercisable for one ZOOZ ordinary share. The ZOOZ public warrants and private warrants will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. The Private Placement Warrants which are Ordinary Warrants (as defined under “Private Placement” below) and Chardan Ordinary Warrant which were issued to Chardan as a placement agent fee for the Private Placement pursuant to the Engagement Letter between the Company and Chardan (the “Chardan Ordinary Warrants”), became exercisable on September 19, 2025 (the “Initial Exercise Date”) and may be exercised for five years from the Initial Exercise Date at an exercise price of $3.06 per underlying ordinary share. The Sponsor Warrants, issued to Forest Hill 18, LP, a Delaware limited partnership (the “Sponsor”) in connection with the Private Placement in three tranches, became exercisable on the Initial Exercise Date and may be exercised for five years from the Initial Exercise Date at an exercise price of $1.50, $2.00 and $3.00, respectively, per underlying ordinary share. There is no guarantee that any of the warrants detailed above will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

The terms of the ZOOZ public warrants and private warrants may be amended.

Amending the Public Warrant Agreement, dated as of January 24, 2022, by and between SPAC and Continental Stock Transfer & Trust Company (the “Warrant Agent” and the “Public Warrant Agreement”) would require the affirmative vote of the holders of at least 65% of the then-outstanding ZOOZ public warrants and amending the Private Warrant Agreement, dated as of January 24, 2022, by and between SPAC and the Warrant Agent (the “Private Warrant Agreement”) would require the affirmative vote of the holders of at least 65% of the then-outstanding ZOOZ private warrants (ZOOZ private warrants mean one whole warrant entitling the holder thereof to purchase one ZOOZ ordinary share at a purchase price of $11.50 per share, which warrant will be issued by ZOOZ in the merger as part of the Business Combination in exchange for each outstanding Keyarch (as defined below) private warrant pursuant to the Assignment, Assumption and Amendment to Warrant Agreement by and among ZOOZ, Keyarch Acquisition Corporation (“Keyarch”), and the Warrant Agent (the “Assignment, Assumption and Amendment to Warrant Agreement”). Notwithstanding the foregoing, ZOOZ may lower the exercise price or extend the duration of the exercise period of such warrants in certain circumstances without the consent of the warrant holders.

ZOOZ may redeem the ZOOZ public warrants and ZOOZ private warrants if the reported last sale price of the ZOOZ ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable.

ZOOZ may redeem not less than all of the ZOOZ public warrants and private warrants at a price of $0.01 per warrant upon not less than 30 days’ prior written notice of redemption (such period, the “30-day Redemption Period”) to each warrant holder if, and only if, the reported last sale price of the ZOOZ ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before ZOOZ sends the notice of redemption to the warrant holders. The trading price for the ZOOZ ordinary shares has never equaled or exceeded $18.00 per share.

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

Following the consummation of the Private Placement, we may be classified as a “shell company” as defined under applicable Israeli law and the bylaws of the TASE, which could reduce the tradability of our ordinary shares on the TASE.

According to the TASE bylaws, a company shall be classified as a “shell company” if it meets one of the following criteria: (i) it does not have, either directly or indirectly, a real business activity that generates or is expected to generate revenue in the ordinary course of business that are not solely financing income, or (ii) equivalents and/or deposits and/or financial assets that do not confer significant influence, joint control, or control as defined by accepted accounting principles and/or holdings in other shell companies whose securities are traded on the TASE (the “Balance Sheet Test”). The Balance Sheet Test is determined based on the corporation’s financial information as detailed in its financial statements. According to a position statement published by the ISA, a company classified as a shell company according to the TASE definitions will be transferred to the preservation list and will therefore be subject to limited trading (only at the beginning and end of the trading day). Following the consummation of the Private Placement and as a result therefrom, we may be classified in the future as a “shell company”, which may lead to our ordinary shares being transferred to the preservation list of the TASE and cause a decrease in the liquidity of our ordinary shares.

Following the consummation of the Private Placement, our ordinary Shares may lose their eligibility to be included in TASE indices, which could reduce the tradability of the ordinary shares on the TASE.

According to the TASE bylaws, companies whose material activity is in the field of cryptocurrencies (holding, investing, or mining of decentralized cryptocurrencies) are not eligible for inclusion on the various TASE indices. Following the consummation of the Private Placement, our ordinary shares were removed from several TASE indices and may be removed from additional TASE indices in the future. Non-inclusion on the TASE indices could adversely affect the tradability of our ordinary shares on the TASE, reduce trading volume, and decrease the interest of Israeli institutional investors in us.

Our bitcoin treasury reserve business may adversely affect our ability to raise capital through public offerings in Israel.

There is currently significant regulatory uncertainty in Israel regarding the public offering of securities of public companies whose primary activity involves digital assets, such as bitcoin. The ISA may determine, at its discretion, not to grant a permit for a prospectus or prospectus supplement (referred to in Israeli as “shelf offering report”) for the public offering of our securities in Israel, including in connection with a request for a shelf prospectus or “shelf offering report.” This could occur due to the evolving regulatory framework applicable to digital assets, the ISA’s developing policy regarding the classification and treatment of digital asset-related activities, or other considerations. As a result, this could adversely affect our ability to raise capital from Israeli investors through public offerings on the TASE. There can be no assurance that the ISA will grant any such permit in the future, or that any such public offering will be permitted under Israeli law.

General Risks and Risks Related to Our Financial Position

We have a history of losses.

We incurred a net loss of $55.6 million and $10.9 million for the year ended December 31, 2025, and for the year ended December 31, 2024, respectively.

We had an accumulated deficit of approximately $113.7 million and $58.2 million as of December 31, 2025, and December 31, 2024, respectively. We believe we will continue to incur operating and comprehensive losses with respect to our business and operations for the near-term. ZOOZ is currently exploring new strategic alternatives to fully capitalize on its advanced, patented flywheel technology and we do not expect that we will improve our cash flow generation and operating results significantly through 2026 and 2027. There is no guarantee that we will be successful in identifying any new strategic alternatives or that any such new strategic alternative will be successful or will have a positive effect on us and our financial position.

ZOOZ is subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both its costs and the risk of non-compliance.

ZOOZ is subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of Israel and the various countries, territories and cities in which it operates. ZOOZ’s efforts to comply with new and changing laws and regulations in the jurisdictions in which it operates have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from the company’s technology development, operations’ effectiveness, business-growth and revenue-generating activities to compliance activities.

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

ZOOZ may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with ZOOZ’s potential, suppliers, strategic partners and its potential customers base, intellectual property claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, ZOOZ could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy or disability claims. In such matters, government agencies or private parties may seek to recover from ZOOZ very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit ZOOZ’s operations in some way. In addition, given the evolving nature of the cryptocurrency market and potential regulatory changes in the markets in which ZOOZ operates, which are uncertain and may be affected by many factors which are beyond ZOOZ’s control, including geo-political landscape, administration changes etc., ZOOZ may also be exposed to legal action in connection with its bitcoin treasury strategy. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. ZOOZ is acting and expects to continue to act to reduce these risks, including by obtaining general liability and professional liability insurance, and by strict management of its projects. However, no assurance can be given that any proceedings and claims will not have a material adverse impact on ZOOZ’s operating results and financial position or that its established reserves or its available insurance will mitigate this impact.

ZOOZ may not be able to obtain additional financing for its growth or to fund its future capital expenditures, which could negatively impact ZOOZ’s results of operations and financial condition.

In order to fund future growth of its operations, increased working capital levels or capital expenditures, ZOOZ will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities, in addition to any capital it may receive pursuant to the SEPA or ATM Program, if any. ZOOZ’s ability to obtain additional financing or to access the capital markets for any future offerings may be limited by ZOOZ’s financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond ZOOZ’s control or influence. Any failure to obtain the funds for its growing needs or capital expenditures could impact ZOOZ’s results of operations, financial condition and ZOOZ’s ability to pay dividends. For additional information regarding the SEPA and ATM Program, see below under “Item 4. Information on the Company – Business Overview – Material Agreements – Business – Material Agreements – Standby Equity Purchase Agreement with Yorkville” and “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions - Amended and Restated Sales Agreement and Offering of $1.0 Billion of Ordinary Shares”, respectively.

ZOOZ may need additional capital in the future to support its operations and, if such additional financing is not available to it, on reasonable terms or at all, ZOOZ’s liquidity and results of operations will be materially and adversely impacted.

Unanticipated developments in the short term, such as the entry into agreements which require large expenditures or the acquisition of businesses with negative cash flows, may necessitate additional financing. ZOOZ may seek to raise additional capital, including through the utilization of the SEPA or the ATM Program or in addition thereto, through public or private debt or equity financings in order to:

●	fund the additional operations and capital expenditures;

●	take advantage of favorable business opportunities, including acquisitions of complementary businesses or technologies;

●	develop and upgrade ZOOZ’s technology beyond current plans;

●	develop new product and service offerings;

●	take advantage of favorable conditions in capital markets; or

●	respond to competitive pressures.

The capital markets, and in particular the public equity market for digital asset treasury and/or equipment vendors and for companies related to the EV-charging market, have historically been volatile. It is difficult to predict when, if at all, it will be possible for such companies to raise capital through these markets. ZOOZ cannot assure you that any needed financing will be available on terms favorable to it, or at all. If ZOOZ issues additional equity or convertible debt securities, its existing shareholders may experience substantial dilution.

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

ZOOZ has identified a material weakness in its internal control over financial reporting. If ZOOZ is unable to remediate this material weakness, or if ZOOZ identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may impair ZOOZ’s ability to produce accurate financial statements or comply with applicable laws and regulations.

In connection with the preparation and audit of ZOOZ’s audited consolidated financial statements for the year ended December 31, 2025, a material weakness was identified in ZOOZ’s internal control over financial reporting, which is in addition to material weaknesses previously identified as part of our audit for the years ended December 31, 2024 and December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of ZOOZ’s audited consolidated annual financial statements will not be prevented or detected on a timely basis.

The material weakness referenced above (as well as our remediation plans with respect thereto) is described in more detail in “Item 15. Controls and Procedures”.

In order to improve the effectiveness of ZOOZ’s internal control over financial reporting, ZOOZ has increased, and expects to continue increasing, the investments allocated to this area, including accounting-related investments and significant management oversight.

The remediation measures related to the weakness detailed above, as well as those identified in connection with our audit for the years ended December 31, 2024 and December 31, 2023 have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of the date of this Annual Report. Further, ZOOZ cannot assure you the measures it is taking to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause ZOOZ to fail to meet its reporting obligations as a public company listed for trading on the Nasdaq.

ZOOZ’s independent registered public accounting firm is not required to attest to the effectiveness of its internal control over financial reporting until after ZOOZ is no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). At such time, ZOOZ’s independent registered public accounting firm may issue a report that is adverse in the event ZOOZ’s internal controls over financial reporting do not operate effectively. As part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), our management has concluded that our internal control over financial reporting is not effective due to our failure to cure the material weakness mentioned above. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that ZOOZ will eventually be required to include in its periodic reports that are filed with the SEC. If ZOOZ is unable to remediate its existing material weakness or identifies additional material weaknesses and is unable to comply with the requirements of Section 404 in a timely manner or assert that its internal control over financial reporting is effective, or if the ZOOZ’s independent registered public accounting firm is unable to express an opinion as to the effectiveness of ZOOZ’s internal control over financial reporting once it is no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of the audited consolidated financial reports and the market price of the ZOOZ ordinary shares could be negatively affected, and it could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

Our legal and commercial name is ZOOZ Strategy Ltd after changing our legal (and commercial) name from ZOOZ Power Ltd. in October 2025. We were incorporated in the State of Israel on February 5, 2013, as an Israeli corporation and operate under the Companies Law. Our principal offices are located at 4B Hamelacha St., Lod 7152008, Israel and our telephone number is +972 8-6805566. Our website is https://www.zoozpower.com. Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this Annual Report. The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Neither such internet addresses are a part of this Annual Report.

Our agent for service of process in the United States is Puglisi & Associates.

Principal Capital Expenditures

In the year ended December 31, 2025, we had capital expenditures in the amount of $0.09 million. In the year ended December 31, 2024 and 2023, our capital expenditures were $0.07 million and $1.4 million, respectively. As of the date of this Annual Report, we had no commitments for capital expenditures.

B. BUSINESS OVERVIEW

Business Overview

General

ZOOZ (previously called Chakratec) was founded in 2013 as an incubator private company1 under the Capital Nature Ltd. incubator (“Capital Nature”), under the framework of the directives of the Chief Executive Officer of the IIA and focused on developing a new concept of flywheel.

As of December 31, 2025, ZOOZ had warrants, RSUs and options outstanding to purchase up to an aggregate of 106,492,820 ZOOZ ordinary shares (including all warrants (including pre-funded warrants) outstanding as of such date). Such number includes (i) ZOOZ public warrants, (ii) ZOOZ private warrants, (iii) warrants issued to a service provider, (iv) all the warrants issued in connection with the Private Placement and (v) options and RSUs to purchase ZOOZ ordinary shares under our 2015 Plan, outstanding as of such date, and does not include (a) the “Earnout Shares” (i.e., up to 4 million ZOOZ ordinary shares that ZOOZ’s shareholders as of immediately prior to the closing of the Business Combination (the “Closing”) are entitled to as additional contingent consideration), and (b) options reserved for future issuances under the 2015 Plan.

Prior to entering into the Private Placement (as defined below) and adopting its bitcoin treasury strategy, ZOOZ was focused solely on developing, producing, marketing, and selling systems that manage and optimize power delivery to clusters of ultra-fast EV chargers (the “Legacy Business”).

In July 2025, following the entry into the Private Placement, we adopted bitcoin as our primary treasury reserve asset, subject to market conditions and our anticipated cash needs. Under this strategy, we may acquire and hold bitcoin using cash flows in excess of working capital requirements and subject to market conditions, raise capital through equity or debt offerings with proceeds used to purchase bitcoin. See “Item 5. Operating and Financial Review and Prospects” for additional information.

Following the consummation of the Private Placement, we adopted bitcoin as our primary treasury reserve asset. In addition as continue to operate in the Legacy Business and seek to commercialize our EV ultra-fast charging infrastructure and related technology, and we are exploring strategic alternatives to capitalize on our patented flywheel technology, as further detailed below.

As of the date of this Annual Report, we have not established a target amount for the amount of bitcoin we seek to hold, and we to monitor market conditions in determining whether to engage in additional bitcoin purchases. This strategy also contemplates that we may periodically sell bitcoin for general corporate purposes or to generate tax benefits in accordance with applicable law, enter into additional capital raising transactions, including those that could be collateralized by our bitcoin holdings, and we may pursue strategies to generate income or other funds from our bitcoin holdings.

1 An incubator company is a project company that operates under a technological incubator and is partly financed by the Israel Innovation Authority.

Private Placement

On July 29, 2025, the Company entered into a Securities Purchase Agreement (the “Initial Purchase Agreement”) for a private placement (the “Initial Private Placement”) with certain institutional and other accredited investors for the purchase of 1,000,000 ZOOZ ordinary shares (the “Initial Shares”), and in lieu of ZOOZ ordinary shares to certain investors that so chose (or are required, for the purpose of not exceeding the Ownership Cap, as defined below), pre-funded warrants to acquire up to 1,500,000 ZOOZ ordinary shares (the “Initial Pre-Funded Warrants”) and warrants to acquire up to 5,000,000 ZOOZ ordinary shares (the “Ordinary Warrants”), for an aggregate purchase price of $5,000,000. The purchase price per Initial Share and accompanying Ordinary Warrants was $2.00 and the purchase price per Initial Pre-Funded Warrant and accompanying Ordinary Warrants is $1.999. The closing of the Initial Private Placement occurred on July 31, 2025 (the “Initial Closing”). The Company utilized a portion of the net proceeds from the Initial Private Placement to repay a portion of its outstanding promissory notes (i.e. the EBC Note and the Keyarch Global Note, as such terms are defined below) and the remainder for general corporate purposes as determined by the Board of Directors in its sole discretion.

On July 29, 2025, the Company entered into an additional Securities Purchase Agreement (the “Subsequent Purchase Agreement” and together with the Initial Purchase Agreement, the “Purchase Agreements”) for a private placement (the “Subsequent Private Placement” and together with the Initial Private Placement, the “Private Placement”) with certain institutional and other accredited investors (the investors in the Private Placement, the “Purchasers”). The Company closed the Subsequent Private Placement on September 26, 2025 (the “Subsequent Closing”), pursuant to which it sold and issued an aggregate of (i) 133,005,000 ZOOZ ordinary shares (the “Subsequent Shares” and together with the Initial Shares, the “Shares”) and (ii) pre-funded warrants to acquire up to 18,000,000 ZOOZ ordinary shares (the “Subsequent Pre-Funded Warrants” and together with the Initial Pre-Funded Warrants, the “Pre-Funded Warrants”). The purchase price per Subsequent Share was $1.00 and the exercise price per Subsequent Pre-Funded Warrant is $0.001. The Company used the majority of the net proceeds from the Subsequent Private Placement to execute on its new cryptocurrency treasury program, by building a reserve of bitcoin, as further detailed below, with the remaining portion of the net proceeds for general corporate purposes as determined by the Board of Directors in its sole discretion.

The Initial Pre-Funded Warrants are exercisable upon their issuance, and will not expire until exercised in full. The Subsequent Pre-Funded Warrants were exercisable following the shareholder approval at the extraordinary general meeting of the Company’s shareholder, which was held on September 19, 2025 (the “2025 Extraordinary Meeting”) and will not expire until exercised in full. The initial exercise price of the Pre-Funded Warrants is $0.001 per underlying ZOOZ ordinary share. The exercise price and number of ZOOZ ordinary shares issuable upon exercise of the Pre-Funded Warrants is subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the ZOOZ ordinary shares. A holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder would own more than 4.99% or 9.99% of the outstanding ZOOZ ordinary shares immediately after exercise, as applicable, which percentage may be increased by the holder to a maximum of 19.99% pursuant to the requirements of applicable rules (the “Ownership Cap”).

The Ordinary Warrants (as well as the Chardan Ordinary Warrants) became exercisable commencing on the date of the 2025 Extraordinary Meeting, which is the Initial Exercise Date and may be exercised for five years from the Initial Exercise Date at an exercise price of $3.06 per underlying ZOOZ ordinary share. The exercise price and number of Ordinary Shares issuable upon exercise of the Ordinary Warrants are subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the ZOOZ ordinary shares. A holder may not exercise any portion of such holder’s Ordinary Warrants to the extent that the holder would own more than 4.99% or 9.99% of the outstanding ZOOZ ordinary shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

Also on July 29, 2025, we entered into a Registration Rights Agreement with the Purchasers under each of the Purchase Agreements (each a “Registration Rights Agreement” and together the “Registration Rights Agreements”). In connection with the Initial Purchase Agreement, we entered into the Initial Registration Rights Agreement relating to the resale of the Initial Shares and the ZOOZ ordinary shares underlying the Initial Pre-Funded Warrants along with the Subsequent Registration Rights Agreement, which provides that we will register with the SEC the resale of the (i) Initial Shares and the ZOOZ ordinary shares issuable upon exercise of the Initial Pre-Funded Warrants no later than 10 business days following the date of the Initial Closing and (ii) ZOOZ ordinary shares issuable upon exercise of the Ordinary Warrants along with the Subsequent Shares and ZOOZ ordinary shares issuable upon exercise of each of the Subsequent Pre-Funded Warrants no later than 5 business days following the date of the 2025 Extraordinary Meeting. In connection with the Registration Rights Agreements, we filed with the SEC registration statements on August 15, 2025 and September 30, 2025, which were declared effective by the SEC on August 21, 2025 and became automatically effective on November 2, 2025, respectively.

Chardan acted as placement agent to the Company in connection with the Private Placement, pursuant to the engagement letter between Chardan and the Company, as amended (the “Engagement Letter”, pursuant to which Chardan received 5,920,350 ZOOZ ordinary shares, as well as the Chardan Pre-Funded Warrants and Chardan Ordinary Warrants, as consideration for Chardan’s services as placement agent in the Private Placement. For additional information, see “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

For additional information regarding the Sponsor Support and Rights Agreements entered into by the Company in connection with the Private Placement, See “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions - The Sponsor Support and Rights Agreements.”

In July 2025, we adopted bitcoin as our primary treasury reserve asset, subject to market conditions and anticipated cash needs. This strategy may materially affect our operating results, including through unrealized gains or losses on digital assets due to volatility in digital asset prices, as well as costs related to execution, custody, compliance, and related operational procedures. Under this strategy, we may acquire and hold bitcoin using cash flows in excess of working capital requirements and subject to market conditions, raise capital through equity or debt offerings with proceeds used to purchase bitcoin. As of the date of this Annual Report, we have not established a target amount for the amount of bitcoin to hold and we monitor market conditions in determining whether to engage in additional bitcoin purchases. We may periodically sell bitcoin for general corporate purposes or to generate tax benefits in accordance with applicable law, enter into additional capital raising transactions, including those that could be collateralized by our bitcoin holdings, and we may pursue strategies to generate income or other funds from our bitcoin holdings.

We view bitcoin as a reliable store of value and a compelling investment. We believe bitcoin has unique characteristics as a scarce and finite asset that can serve as a reasonable inflation hedge and safe haven amid global instability. We believe that the growing global acceptance and “institutionalization” of bitcoin supports its view that bitcoin is a reliable store of value. We believe that bitcoin’s unique attributes not only differentiate it from fiat money, but also from other cryptocurrency assets, and for that reason, we currently have no plans to purchase cryptocurrency assets other than bitcoin, however, we may decide to purchase cryptocurrency assets other than bitcoin in the future given what we consider to be appropriate market conditions. We do not currently intend to hedge our bitcoin holdings and have not adopted a hedging strategy with respect to bitcoin. However, we may from time to time engage in hedging strategies as part of our treasury management operations if deemed appropriate.

We believe that despite recent volatility, usually inherent in emerging asset classes, our conviction in bitcoin remains unshakable. We view it as not just digital currency, but potentially as a premier store of value, which our management believes to be reliable collateral that is open, neutral, and censorship-resistant.

We believe that the market dynamics which bitcoin has experienced in the past and may experience in the future reflect the realities of a maturing asset. While short-term price action captures headlines, we believe that underlying fundamentals suggest a deeper and longer-term trend for potential broadening institutional adoption, growing interest on the part of sovereign states and funds, and increasing scarcity of the asset itself. We believe we are in the early stages of a multi-decade growth-story for bitcoin. As global liquidity expands, we believe that bitcoin stands as both a singular hedge and unique vehicle for asymmetric upside. Since September 2025 and as of March 20, 2026, we have completed the purchase of a total of approximately 1,047 bitcoin at an average purchase price of $116,446 per bitcoin, for total consideration of approximately $121.9 million. As of March 20, 2026, through our custodians, we held all of the bitcoin we purchased.

Overview of the Bitcoin Industry and Market

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the bitcoin blockchain, on which bitcoin holdings and all validated transactions that have ever taken place on the bitcoin network are recorded. Balances of bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of bitcoin. The bitcoin blockchain can be updated without any single entity owning or operating the network.

The Company is encouraged by the growing global acceptance and “institutionalization” of bitcoin – reflected by the SEC approval of 11 bitcoin exchange-traded funds (“ETFs”) in January 2024. As of December 31, 2025, U.S. spot bitcoin exchange-traded products have accumulated over 1.3 million bitcoins (approximately 6% of total supply) since approval, evidencing increasing participation through regulated products. In addition, institutional derivatives markets for bitcoin are active on regulated venues, which we view as further evidence of maturing market infrastructure. Our strategy of acquiring bitcoin with proceeds from equity and debt capital market transactions and maintaining a leveraged position on our bitcoin holdings is designed to position us to benefit from the broader adoption of bitcoin as digital capital.

Creation of New Bitcoin and Limits on Supply

New bitcoin is created and allocated by the bitcoin protocol through a “mining” process that rewards users that validate transactions in the bitcoin blockchain. Validated transactions are added to the bitcoin blockchain in “blocks” approximately every 10 minutes. The mining process serves to validate transactions and secure the bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.” To incentivize miners to incur the costs of mining bitcoin, the bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated bitcoin.

The bitcoin protocol limits the total number of bitcoin that can be generated over time to 21 million. As part of bitcoin’s coin issuance, miners are rewarded a certain amount of bitcoins whenever a block is produced. When bitcoin first started, 50 bitcoins per block were given as a reward to miners. After every 210,000 blocks are mined (approximately every four years), the block reward halves and will keep on halving until the block reward per block becomes 0 (approximately by year 2140). The block reward as of December 31, 2025 is 3.125 bitcoins per block and will decrease to 1.5625 bitcoins per block after the next halving.

Modifications to the Bitcoin Protocol

Bitcoin is an open-source network that has no central authority, so no one person can unilaterally make changes to the software that runs the network. However, there is a core group of developers that maintain the main software client for the bitcoin protocol known as Bitcoin Core as well as various bitcoin end-user software, and they can propose changes to the source code and release periodic updates and other changes. Unlike most software that has a central entity that can push updates to users, bitcoin is a peer-to-peer network in which individual network participants, called miners or nodes, decide whether to upgrade the software and accept the new changes. As a practical matter, a modification becomes part of the bitcoin protocol only if the proposed changes are accepted by participants collectively having the most processing power, known as hash rate, on the network. If a certain percentage of the nodes reject the changes that impact the consensus rules of the network, then a “fork” takes place and participants can choose the version of the software they want to run.

Forked or Airdropped Asset Policy

The Company intends to claim forked or airdropped assets it may be eligible to receive by virtue of owning bitcoin, to the extent facilitated by its custodian(s). The Company may not immediately or ever have the ability to withdraw a forked or airdropped asset it may be eligible to receive by virtue of bitcoins that the Company intends to hold with its custodian(s). Future forks may occur at any time. A fork can lead to a disruption of the bitcoin network, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of its assets.

Forms of Attack Against the Bitcoin Network and Wallets

Blockchain technology has many built-in security features that make it difficult for hackers and other malicious actors to corrupt the protocol or blockchain. However, as with any computer network, the bitcoin network may be subject to certain attacks. Some forms of attack include unauthorized access to wallets that hold bitcoin and direct attacks on the network, like “51% attacks” or “denial-of-service attacks” on the bitcoin protocol.

Bitcoin is designed to be controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. Private keys used to access bitcoin balances are not widely distributed and are typically held on hardware (which can be physically controlled by the holder or by a third party such as a custodian) or via software programs on third-party servers. One form of obtaining unauthorized access to a wallet occurs following a phishing attack where the attacker deceives the victim and manipulates them into sharing their private keys for their digital wallet or other sensitive information. Other similar attacks may also result in the loss of private keys and the inability to access, and effective loss of, the corresponding bitcoin. As of the date of this Annual Report, all of our bitcoin holdings are held through a custodian and therefore we do not hold private key(s). See above under “Risk Factors—We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.”

A “51% attack” may occur when a group of miners attain more than 50% of the bitcoin network’s mining power, thereby enabling them to control the bitcoin network and protocol and manipulate the blockchain. A “denial-of-service attack” occurs when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes. The bitcoin network has been, and can be in the future, subject to denial-of-service attacks, which can result in temporary delays in block creation and in the transfer of bitcoin. See above under “Risk Factors—Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.”

Bitcoin Industry Participants

The primary bitcoin industry participants are miners, investors and traders, digital asset exchanges and service providers, including custodians, brokers, payment processors, wallet providers and financial institutions.

Miners. Miners range from bitcoin enthusiasts to professional mining operations that design and build dedicated mining machines and data centers, including mining pools, which are groups of miners that act cohesively and combine their processing power to mine bitcoin blocks. See “Creation of New Bitcoin and Limits on Supply” above.

Investors and Traders. Bitcoin investors and traders include individuals and institutional investors who, directly or indirectly, purchase, hold, and sell bitcoin or bitcoin-based derivatives. On January 10, 2024, the SEC issued an order approving several applications for the listing and trading of shares of spot bitcoin ETPs on U.S. national securities exchanges. While the SEC had previously approved ETFs where the underlying assets were bitcoin futures contracts, this order represents the first time the SEC has approved the listing and trading of ETPs that acquire, hold and sell bitcoin directly. ETPs can be bought and sold on a stock exchange like traditional stocks, and provide investors with another means of gaining economic exposure to bitcoin through traditional brokerage accounts.

Digital Asset Exchanges. Digital asset exchanges provide trading venues for purchases and sales of bitcoin in exchange for fiat or other digital assets. Bitcoin can be exchanged for fiat currencies, such as the U.S. dollar, at rates of exchange determined by market forces on bitcoin trading platforms, which are not regulated in the same manner as traditional securities exchanges. In addition to these platforms, over-the-counter markets and derivatives markets for bitcoin also exist. The value of bitcoin within the market is determined, in part, by the supply of and demand for bitcoin in the global bitcoin market, market expectations for the adoption of bitcoin as a store of value, the number of merchants that accept bitcoin as a form of payment, and the volume of peer-to-peer transactions, among other factors. For a discussion of risks associated with digital asset exchanges, see above under “Risk Factors—Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.”

Service providers. Service providers offer a multitude of services to other participants in the bitcoin industry, including custodial and trade execution services, commercial and retail payment processing, loans secured by bitcoin collateral, and financial advisory services. If adoption of the bitcoin network continues to materially increase, the Company anticipates that service providers may expand the currently available range of services and that additional parties will enter the service sector for the bitcoin network.

Execution of Bitcoin Transactions

To date, the Company has purchased, and expects to continue to purchase, if and when it so decides, its bitcoin through multiple bitcoin trade execution, or liquidity providers, who may also serve as custodians of the Company’s bitcoin using multiple purchasing methodologies, including time-weighted average price over a prearranged time period (“TWAP”) pricing, volume-weighted average price (“VWAP”) and other methods, with the goal of securing the best purchase price per bitcoin. The Company may also in the future acquire or dispose of bitcoin via trade orders executed on exchanges such as Coinbase. The Company’s liquidity providers and custodians are expected to be regulated and licensed entities that operate under high security, regulatory, audit and governance standards. The Company may from time to time transact with one or more liquidity providers and custodians for both trade execution and custodial services to spread its risk and to limit its exposure to any single service provider or counterparty.

In selecting the Company’s liquidity provider(s), the Company has evaluated, and expects to continue evaluating, regulatory status, pricing, annual trading volume, security and customer service. The Company may also leverage the due diligence it conducts in connection with its custodial arrangements when conducting due diligence on its liquidity providers.

The prearranged periods over which trades may be executed vary in length depending on the amount of bitcoin to be purchased and other factors, and are selected because they are expected to have lower price volatility and higher market liquidity, thereby limiting cost and pricing risks. The Company’s liquidity providers may use multiple purchasing methodologies, including TWAP execution, VWAP execution or others in their trading algorithms to execute large orders of bitcoin, without significantly affecting market price, by breaking large orders into several smaller orders that are independently traded at different time intervals in a generally linear fashion across different trading venues the Company’s liquidity providers select. As the Company’s agents, the Company’s liquidity providers may use their discretion to select the counterparties to the transactions as well as the trading venues and platforms on which they execute trades on the Company’s behalf, and they may execute trades via cryptocurrency exchanges or in over-the-counter transactions. The Company’s liquidity providers may calculate TWAP execution, VWAP execution or other methods using any number of resources, including various trading platforms. The Company’s liquidity providers have policies and procedures pursuant to which they conduct trades with institutions that possess licenses or registrations to the extent required by their activities and have been AML/KYC approved pursuant to the Company’s liquidity providers’ internal programs. The Company may in the future utilize TWAP pricing or another pricing methodology in connection with the execution of its bitcoin trades.

Custody of the Company’s Bitcoin

The Company currently holds all of its bitcoin in custodial accounts at U.S.-based, institutional-grade custodian and expects to continue to hold all of its bitcoin in such custodial account or other custodial accounts (who may hold its bitcoin in the United States or other territories) that have demonstrated records of regulatory compliance and information security. While the Company currently holds all of its bitcoin in custodial accounts at one custodian, it believes that it may engage with additional custodians on a timely manner. The Company’s current or future custodian(s) may also serve as liquidity providers.

The Company usually selects its custodian(s) after undertaking a due diligence process pursuant to which it evaluates, among other things, the quality of their security protocols, including the multifactor and other authentication procedures designed to safekeep the Company’s bitcoin that they may employ, as well as other security, regulatory, audit and governance standards.

As of the date of this Annual Report, the Company’s custodian has access to the private key information associated with its bitcoin, or private keys, and it is expected to deploy security measures to secure the Company’s bitcoin holdings such as advanced encryption technologies, multi-factor identification, and a policy of storing its private keys in redundant, secure and geographically dispersed facilities. The Company anticipates that it will never store, view or directly access its private keys. The operational procedures of its custodian(s) is expected to be reviewed periodically by third-party advisors. To the Company’s knowledge, all movement of the Company’s bitcoin by its custodian is coordinated, monitored and audited. The Company’s custodian’s procedures to prove control over the digital assets it holds in custody is also expected to be examined by its auditors. Additionally, the Company expects to periodically verify its bitcoin holdings by reconciling its custodial service ledgers to the public blockchain. The Company expects that all of the above (including the access and its expectations detailed above) will apply to additional custodians with whom the Company may engage in the future.

Legacy Business

In addition to the bitcoin treasury strategy described above, the Company continues to operate and commercialize its legacy technology in the market of charging infrastructure. The information provided herein with respect to the Company’s Legacy Business, technology and products relates to the market of charging infrastructure for EVs and the field of ultra-fast charging for EVs, which was the Company’s main business prior to the consummation of the Private Placement and the transition to the bitcoin treasury reserve business, and in which the Company still operates, to a lesser extent. In addition, the Company is currently exploring strategic alternatives to fully capitalize on its advanced, patented flywheel technology. In addition, the Company is currently considering adding tangential, cash-flowing businesses within the digital asset ecosystem and is exploring synergistic opportunities that can potentially add robust operating cash flow to its holding company structure, further fueling its ability to acquire and hold strategic assets.

ZOOZ’s power-boosting products and solutions are built with longevity and the environment in mind, helping ZOOZ’s customers to overcome, sustainably and economically, the limitations of the existing electricity grid. By that, ZOOZ aims to help its customers and partners in building, faster and everywhere, a robust, long-lasting, and cost-effective EV ultra-fast charging infrastructure.

As of the date of this Annual Report, ZOOZ’s Legacy Business operates in the market of charging infrastructure for EVs and primarily in the field of ultra-fast charging for EVs. Based on its technology, ZOOZ developed systems comprised of an array of flywheels and supporting sub-systems, which get charged from the electricity grid. This energy, when discharged, is added to the power from the grid, which together constitute power levels that are twice to three times the power that is supplied from the grid, thus enabling high-power charging of the EV even in areas where the electricity grid has limited power. ZOOZ refers to these systems as power boosters.

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

In its Legacy Business, in 2023, ZOOZ initiated market penetration efforts with deliveries of the ZOOZTER™- 100 to its customers and partners in Israel, Europe and the U.S., which as of the date of this Annual Report include:

(a)	In January 2023, a first site in Israel, which was supported by the ZOOZTER™-100, commenced commercial operation. This site was established as a pilot site, in collaboration with Afcon e-mobility and Dor-Alon gas stations (the operators of “ON” charging network, which is the biggest fast charging network in Israel), and with the support of the IIA and the Israeli Ministry of Energy.

In March 2024, ZOOZ announced that based on the successful pilot with Afcon and Dor-Alon, it was agreed with Dor-Alon that two ZOOZTER™-100 systems will be installed at two of Dor-Alon’s gas stations along Highway 6 (one of Israel’s main transportation corridors; “Highway 6”), aiming to enable additional ultra-fast chargers in these sites, despite the grid’s limitations. In accordance with the engagement terms between the parties, in May and June 2024, ZOOZ announced the installation and operation of such two ZOOZTER™-100 systems in Dor-Alon’s gas stations along Highway 6. The ability of these two ZOOZTER™-100 systems to support these multi-charger sites was evaluated for a period of several months and following successful completion of this assessment, two ZOOZTER™-100 were purchased.

(b)	During the second quarter of 2023, two charging sites, located in Herrenberg Germany, were built (in cooperation with Mer), with fast-chargers supported by the ZOOZTER™-100 systems, finalized commissioning and started commercial operation.

(c)	During the fourth quarter of 2023, two additional ZOOZTER™-100 systems were installed and commissioned (in cooperation with Parkstorm GmbH) in two additional charging sites in Germany (in Reiskirchen and Weiterstadt, located in Greater Frankfurt). These sites started commercial operation during the second quarter of 2024 and in July 2024, the company received one additional purchase order for one additional system.

(d)	During the third quarter of 2023, the first site in the U.S., at Scotchman Gas Station in Rock Hill, South Carolina, was built, and finalized commissioning and in October 2023, started commercial operation. This site was established as part of a joint pilot with ARKO Corp (a major U.S. convenience stores network). In June 2024, Arko Corp. together with ZOOZ decided to terminate the trial of the ZOOZ solution at the Arko site and as a result terminated the memorandum of understanding with ZOOZ in accordance with its terms.

(e)	During the third quarter of 2023, a ZOOZTER™-100 system was delivered to the U.S. and placed at the La-Guardia airport in NYC, in preparation to a joint pilot with a major car rental company. The required permits were received by the La-Guardia Port Authority in the first quarter of 2024, after which the construction work commenced. As of the date of this Annual Report, this site and the joint pilot with such major car rental company were terminated.

(f)	In January 2024, a ZOOZTER™-100 system was delivered to the U.K., for a first site which was built in collaboration with Osprey, one of the leading charging operators in the U.K. The construction of this site was finalized during the first quarter of 2024 and started commercial operation during the third quarter of 2024. As of the date of this Annual Report, the Company’s collaboration with Osprey was terminated.

(g)	On January 13, 2025, ZOOZ received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company incorporated under the laws of the People’s Republic of China controlled by Mr. Fang Zheng, a director of ZOOZ and the majority shareholder of the Sponsor, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. Following the approval of ZOOZ’s audit committee and board of directors, such system was installed in September, 2025.

Technology background

●	Flywheels – A flywheel is a kinetic energy storage device, in which the energy is stored in a rotating dreidel (which is called a rotor). The amount of energy stored is proportional to the square of the rotation speed. The main advantages of flywheels are their robustness, resilience to multiple high-power charge/discharge cycles while conserving the performance, resulting in long calendar lifespan.

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

The flywheel motor has several differences compared to standard motors:

●	Vacuum operation, which causes the cooling of the motor to be challenging.

●	In order to reduce the losses when the wheel is running at maximal speed of 17,000 Rounds Per Minute (RPM) and waiting for a car to come, motor losses are minimized by a special design, in standard motors this feature is less important because when the motor is at idle it is not rotating and therefore there are almost no energy losses.

The motor driver (sometimes referred to as inverter) which is the power electronics controlling the motor is based on state-of-the-art Silicon carbide transistors to minimize losses.

●	Batteries – batteries are chemical-based storage devices. Lithium-ion batteries are currently the most wide-spread type of batteries on the market, based on their high energy density and relatively low-cost. There are several chemistries in use: NCA, NMC and LFP. The typical lifetime of a battery is between 1,000 to 5,000 charging cycles. One of the risks of using Lithium-ion batteries is the thermal runaway that can cause the battery to explode.

The main differences between flywheels and batteries

While both flywheel-based and battery-based power boosters provide a solution for ultra-fast charging when the power grid is limited, the main differences between these two types of boosters are significant in multi-cycle, high-power applications like in the case of ultra-fast charging:

●	Concept of operation – a battery stores / discharge energy using chemical reactions, while flywheel-based energy storage relies on accelerating and decelerating a heavy mass and by that storing / rapidly discharging kinetic energy.

●	Charging cycles – the charging cycles of batteries (usually defined as reaching 70%-80% of their initial capacity) is limited to approximately 1,000-5,000 charging / discharging cycles due to performance degradation, which is related to the fact that the energy storage is based on chemical reactions, according to a report issued by the ELB Energy Group[2]. In contrast to that, flywheels, being based on more efficient physical storage mechanism, maintain performance and reliability during hundreds of thousands of cycles, allowing a lifespan which is typically over 15 years (see more details regarding lifespan below).

●	C-Rate – the C-Rate refers to the power-to-energy ratio, denoting the duration necessary for discharging. A higher C-Rate facilitates expeditious response times and swift recovery for prompt readiness in subsequent sessions. While batteries conventionally exhibit C-Rates of 0.5 or lower and their lifespan is shortened (performance degradation intensified) with higher C-rates, in flywheel-based systems the capacity of the flywheel is determined by the size of the rotor while the output power is determined by the size of the motor, therefore the capacity is decoupled from the power output and the C-Rate is a design parameter and is not intrinsic to the technology. Typically, due to economic reasons, flywheels operate at C-Rates of four or more.

2 https://www.ecolithiumbattery.com/lifepo4-battery-vs-lithium-ion-batteries/

●	Lifespan – the lifespan of batteries is usually up to 10 years. In demanding applications like power boosters and in cases when they operate at high C-rate, multiple / continuous high-power charge & discharge cycling and/or in harsh environment conditions, the battery lifespan is much shorter (can be reduced to a few years due to different reasons, including heavy-duty usage, which batteries are not designed for), while the lifespan of flywheels is longer and most flywheels have an expected lifespan of approximately 15 years.

●	Environmental impact – because of batteries’ composition of rare metals and toxic materials, they are difficult to recycle and their recycling process is polluting by itself. In contrast to that, ZOOZ’s flywheels are made from steel which is easily recyclable and is considered to be a more environmentally friendly metal. In addition, steel is a common raw material with long lifespan and in many cases is reused (which by itself reduces the polluting effect of the metal).

●	Safety – batteries are composed of several potentially harmful substances. The primary concern with battery technology revolves around the toxicity and flammability of the chemicals used in their construction. Lithium-ion batteries, for instance, use a flammable content that can potentially ignite under certain circumstances, such as when the battery is damaged or improperly handled. In some countries the installation and usage of batteries-based ESS is limited or prohibited in certain locations due to the flammability and fire hazard of those batteries. Moreover, the production of batteries involves complex chemical processes that can lead to the release of toxic substances into the environment. This could cause harm to the ecosystem and human health. Similarly, when batteries have reached the end of their life cycle, their disposal poses another significant environmental challenge. In contrast to that, Flywheels’ key advantage from a safety perspective is that flywheels do not involve hazardous chemicals, which minimizes the risk of fires or chemical leaks. In general, flywheel systems store kinetic energy via a rotating mass. The primary safety concern is the potential for this mass to rupture, releasing energy suddenly and causing damage or injury. Failures can arise from material defects or imbalances. Although modern designs include containment and monitoring and are tested and certified by the regulators.

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

A power booster is a type of energy storage system, which is aimed at supporting high-power repetitive peak surges of demand. Instead of storing energy for later use (as for example is the case when BESS is storing solar energy to be used during dark hours), a power booster aims to make the existing infrastructure more powerful by providing surges of high energy in short times at the highest possible speed. The power booster charges itself from the available electric grid and then, when there is a short high-peak demand, it “flashes” out and delivers the stored energy at a high rate (i.e. high output power).

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

The following image shows the usage of a ZOOZTER™-100 as a power booster, currently installed in a customer site in Germany and connected to an ultra-fast EV charger.

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

ZOOZ’s Legacy Business technology and products

As noted above, following the Private Placement, ZOOZ has transitioned from its Legacy Business to primarily operating in the business of bitcoin treasury reserve. However, ZOOZ continues to operate in the Legacy Business, in the market of charging infrastructure for EVs and primarily in the field of ultra-fast charging for EVs, currently exploring strategic alternatives to fully capitalize on its advanced, patented flywheel technology, which is more fully discussed below.

The ZOOZTER™-100

In late 2022, ZOOZ introduced its second-generation product, the ZOOZTER™-100, initially in a pilot site in Zikhron Yaakov, Israel. In late 2022, ZOOZ completed the first installation of the system in Israel at a fast-charging station, which was built at the Dor Alon “Or Zikhron” station, in Zikhron Yaakov, Israel, as part of a joint pilot with Afcon Electric Transportation Ltd. and Dor Alon, supported by the Israeli Ministry of Energy and the IIA. As of December 31, 2025, and following the transition to the business of bitcoin treasury, its decision to explore strategic alternatives to fully capitalize on its advanced, patented flywheel technology and the company-wide cost reduction and restructuring initiative designed to reduce operating costs, announced by ZOOZ on June 23, 2025, ZOOZ did not sell additional ZOOZTER™-100 systems during the second half of 2025 and as of the date of this Annual Report, supports the systems that were previously installed at its customers’ sites in accordance with its terms.

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

ZOOZ has also developed a remote monitoring system, complemented by ZOOZ’s in-depth expertise. This system proactively identifies and analyzes potential issues, often prior to any operational impact at the charging site, ensuring optimum system availability. Critical data from the ZOOZTER™-100 is seamlessly transmitted via a cellular network to cloud-based platforms. There, data visualization and analysis software oversees the system, facilitating preemptive maintenance actions.

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

Pursuant to the Business Combination Agreement and the Recapitalization, at the Effective Time (a) all Keyarch Class A and Class B ordinary shares outstanding immediately prior to the Effective Time (excluding treasury shares and “Dissenting Keyarch Shares” (i.e., the shares subject to appraisal or dissent rights (“Dissent Rights”), which shares are held by Keyarch shareholders who properly exercise those Dissent Rights) (in each case as provided in the Business Combination Agreement), were exchanged for the right to receive ZOOZ ordinary shares on a 1:1 ratio, subject to adjustment described below, (b) each outstanding Keyarch public warrant and Keyarch private warrant were converted into the right to receive one “ZOOZ Closing Warrant” (i.e., a warrant of ZOOZ entitling the holder to purchase one ZOOZ ordinary share per warrant at a price of $11.50 per whole share, and preserving the existing public or private nature of the applicable Keyarch Warrant (as defined below), exercisable for up to an aggregate of (including warrants which were components of publicly traded units of Keyarch described below) 6,022,500 ZOOZ ordinary shares), which have the same terms as the applicable “Keyarch Warrant” (i.e., each outstanding public and private warrant of Keyarch entitling the holder to purchase one Keyarch Class A ordinary share per warrant at a price of $11.50 per whole share), and with the public or private nature of the applicable Keyarch Warrant being preserved in the ZOOZ Closing Warrants (i.e., the Keyarch private warrants were converted into ZOOZ private warrants and Keyarch public warrants were converted into ZOOZ public warrants), and (c) holders of each outstanding “Keyarch Right” (i.e., a right to receive one tenth (1/10) of one Keyarch Class A ordinary share) were issued the number of full shares of Keyarch Class A ordinary shares to which such holder of Keyarch Rights were eligible, and which were exchanged for the equivalent number of ZOOZ ordinary shares.

Upon the Effective Time, the outstanding publicly traded units of Keyarch were separated into their component securities, consisting of one Keyarch Class A ordinary share, one-half (1/2) of one Keyarch Warrant, and one Keyarch Right (with such Keyarch Warrants and Keyarch Rights being exchanged or converted at the Effective Time for ZOOZ Closing Warrants or ZOOZ ordinary shares in accordance with the foregoing description). Subject to the adjustments set forth above in the Recapitalization, each outstanding ZOOZ options to purchase ZOOZ ordinary shares which were not exercised in accordance with their terms prior to the Recapitalization, or which were either unvested or out-of-the money at the time of the Recapitalization, and each ZOOZ warrants which by their terms were not required to be exercised, or whose holder elected not to exercise such warrants, in connection with the Closing (other than any ZOOZ warrants which are identified in the Business Combination Agreement) (“ZOOZ Continuing Warrants”), and remained as such at the Effective Time remained outstanding. In addition, ZOOZ Continuing Warrants which were listed for trading on the TASE also remained traded on the TASE only.

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

The Earnout Rights will be automatically (unless otherwise determined by ZOOZ) converted into ZOOZ ordinary share subject to the occurrence of the milestone(s) listed below during the Earnout Period, as follows (the “Earnout”):

●	First milestone (25% of the Earnout Rights) (i.e., 1,000,000 ZOOZ ordinary shares in the aggregate, subject to adjustment in accordance with the Business Combination Agreement): the VWAP of the ZOOZ ordinary shares equals or exceeds $12 per ZOOZ ordinary share (as adjusted for share splits, share dividends, combinations or exchange or readjustment of shares, reorganizations and recapitalizations, share sub-division (including share consolidation), split-up and the like) for any 20 “Trading Days” (i.e., any day on which ZOOZ ordinary shares are actually traded on the principal United States securities exchange or securities market on which the ZOOZ ordinary shares are then traded) within any 30 Trading Day period during the Earnout Period;

●	Second milestone (35% of the Earnout Rights) (i.e., 1,400,000 ZOOZ ordinary shares in the aggregate, subject to adjustment in accordance with the Business Combination Agreement): the VWAP of the ZOOZ ordinary shares equals or exceeds $16 per ZOOZ ordinary share (as adjusted for share splits, share dividends, combinations or exchange or readjustment of shares, reorganizations and recapitalizations, share sub-division (including share consolidation), split-up and the like) for any 20 Trading Days within any 30 Trading Day period during the Earnout Period; and

●	Third milestone (40% of the Earnout Rights) (i.e., 1,600,000 ZOOZ ordinary shares in the aggregate, subject to adjustment in accordance with the Business Combination Agreement): the VWAP of the ZOOZ ordinary shares equals or exceeds $23 per ZOOZ ordinary share (as adjusted for share splits, share dividends, combinations or exchange or readjustment of shares, reorganizations and recapitalizations, share sub-division (including share consolidation), split-up and the like) for any 20 Trading Days within any 30 Trading Day period during the Earnout Period.

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

In addition, Keyarch Global agreed in the Keyarch Global Support Agreement to subject forty percent of all of its original holdings of Keyarch Class B ordinary shares (which Keyarch Global converted to Class A ordinary shares on August 14, 2023) to the same Earnout as of the Effective Time, other than to the extent used, in whole or in part, in connection with payment of expenses of the Business Combination, which comprise in aggregate 1,120,000 Keyarch Class A ordinary shares, which were converted in the Business Combination into 1,120,000 ZOOZ ordinary shares (the “Keyarch Global Earnout Shares”).

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

Agreements Entered in Connection with the Business Combination Agreement

This section describes the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement which are still in effect as of the date of this Annual Report or which were in effect during 2025 (the “Ancillary Documents”).

●	Assignment, Assumption and Amendment to Warrant Agreements:

In connection with the Closing, ZOOZ, Keyarch and the Warrant Agent, entered into the Assignment, Assumption and Amendment to Public Warrant Agreement (the “Public Warrant Amendment”), dated as of April 4, 2024, which amends that certain Public Warrant Agreement, and filed with the SEC on January 27, 2022. Separately, ZOOZ, Keyarch, and the Warrant Agent entered into the Assignment, Assumption and Amendment to Private Warrant Agreement (the “Private Warrant Amendment” and, together with the Public Warrant Amendment, the “Warrant Amendments”), dated as of April 4, 2024, which amends that certain Private Warrant Agreement, and filed with the SEC on January 27, 2022. Pursuant to the Warrant Amendments: (i) ZOOZ assumed the obligations of Keyarch under the original Public Warrant Agreement and Private Warrant Agreement, and, among other things, ZOOZ was added as a party thereto, and (ii) all references to Keyarch ordinary shares in the original Public Warrant Agreement and Private Warrant Agreement mean ZOOZ ordinary shares and all references to “Shareholders” mean ZOOZ shareholders.

●	Keyarch Global Letter Agreement and Business Combination Marketing Agreement:

On July 30, 2023, Keyarch, Keyarch Global and ZOOZ entered into an agreement, as subsequently amended (the “Keyarch Global Letter Agreement”) pursuant to which Keyarch Global agreed to make commercially reasonable efforts to utilize up to 40% (or 1,120,000 shares) of its ownership of Keyarch shares (the “Subject Founder Shares”) to pay any portion of unpaid Keyarch transaction expenses or incentivize investors or otherwise provider support in connection with transaction financing. Any remaining Subject Founder Shares which were not transferred to such payees were placed in escrow at the Closing and, as converted to ZOOZ ordinary shares, being the Keyarch Global Earnout Shares, will be released to Keyarch Global if, during the Earnout Period, ZOOZ achieves the milestones as described above (including with respect to the percentage of such remaining Keyarch Global Earnout Shares to be released upon the achievement of any targets). Any Keyarch Global Earnout Shares that are not released will be transferred to ZOOZ for no consideration at the end of the Earnout Period, provided, however that at least 50% of the Keyarch Global Earnout Shares placed in escrow will be released to Keyarch Global at the end of the Earnout Period notwithstanding the failure of ZOOZ to achieve any earnout milestones; and provided further that no Keyarch Global Earnout Shares will be released to Keyarch Global under the Earnout until the EBC Note (as defined below) is paid in full and, additionally, the Keyarch Global Note (as defined below) is paid in full (in that order). Both such notes were repaid in full by the Company during 2025, as further detailed below.

In addition, during 2023 and 2024, Keyarch issued certain promissory notes in favor of Keyarch Global (the “Pre-Closing Keyarch Global Notes”), which Pre-Closing Keyarch Global Notes were not repaid as of the Closing. On April 4, 2024, ZOOZ and Keyarch issued a promissory note in favor of Keyarch Global for the principal amount of $2,030,000 (the “Keyarch Global Note”), in satisfaction of the Pre-Closing Keyarch Global Notes. The Keyarch Global Note was due to mature on April 4, 2026, and accrued interest at an annual rate of 8%, which interest was to be increased to 15% if the Keyarch Global Note was not paid when due. In addition, ZOOZ was required to make mandatory cash prepayments on the Keyarch Global Note from time to time in amounts equal to 25% of the gross proceeds less sales commissions received by ZOOZ from equity or equity-linked financings following the issuance date and prior to maturity, provided that ZOOZ will not make any such prepayments until the EBC Note has been paid in full. Further, at any time after the EBC Note has been paid in full, Keyarch Global had the right to elect to have any amount of outstanding principal and/or accrued interest of the Keyarch Global Note satisfied by the transfer of Keyarch Global Earnout Shares then remaining in the Escrow Account (as defined below) to Keyarch Global, with the price per Keyarch Global Earnout Share for purposes of determining the amount of the obligations satisfied under the Keyarch Global Note for such prepayment being equal to 90% of the volume weighted average price of an ordinary share of ZOOZ on the principal U.S. securities exchange on which ZOOZ’s ordinary shares then trade for the five trading day period ending on the trading day immediately prior to ZOOZ’s receipt of the applicable prepayment notice from Keyarch Global. ZOOZ repaid in full the Keyarch Global Note (including interest accrued) on September 30, 2025.

Pursuant to the “Business Combination Marketing Agreement,” dated January 24, 2022, as subsequently amended on April 4, 2024, between EBC, who, among other things, served as the representative of the underwriters in Keyarch’s initial public offering, Keyarch and (effective April 4, 2024) ZOOZ, Keyarch engaged EBC as an advisor in connection with a business combination. Under the Business Combination Marketing Agreement, as compensation for EBC’s services, EBC was entitled to a total fee of $1,500,000, of which a total of $660,000 was paid in cash to EBC at the Closing, and the remainder of which was reflected in a promissory note dated April 4, 2024, for the principal amount of $840,000, made by ZOOZ and Keyarch in favor of EBC (the “EBC Note”).

In accordance with its terms, the EBC Note was schedule to mature on April 4, 2026, and accrued interest at an annual rate of 8%, which interest was to increase to 15% if the EBC Note was not paid when due. In addition, ZOOZ was required to make mandatory cash prepayments on the EBC Note from time to time in amounts equal to 25% of the gross proceeds less sales commissions received by ZOOZ from equity or equity-linked financings following the issuance date and prior to maturity. In addition, on the maturity date of the EBC Note, all outstanding obligations were to be paid by Keyarch Global by the transfer of Keyarch Global Earnout Shares from the Escrow Account using the pricing terms set forth in the EBC Note. ZOOZ repaid in full the EBC Note (including interest accrued) on August 15, 2025.

The Keyarch Global Earnout Shares were deposited in an escrow account (the “Escrow Account”) at the Closing pursuant to an escrow agreement, dated April 4, 2024 (the “Escrow Agreement”), which Escrow Agreement governs the release of such Keyarch Global Earnout Shares in accordance with the Keyarch Global Letter Agreement, Keyarch Global Note and EBC Note.

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

●	Standby Equity Purchase Agreement with Yorkville

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

●	Purchase Order with SMYZE Intelligent Technology (Shanghai) Co., Ltd:

On January 13, 2025, ZOOZ received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company incorporated under the laws of the People’s Republic of China controlled by Mr. Fang Zheng, who at such date served as a director of ZOOZ and the majority shareholder of Keyarch Global, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. Following the approval of ZOOZ’s audit committee and board of directors, ZOOZ shipped such system to SMYZE in February 2025.

●	Master Purchase Agreement with BitGo Prime LLC:

On August 12, 2025, the Company has entered into a Master Purchase Agreement with BitGo Prime LLC, a digital asset trading counterparty (“BitGo Prime”), and a Custodial Services Agreement with BitGo Trust Company, Inc., a qualified custodian (“BitGo Trust”), to facilitate its digital asset strategy (the “Master Purchase Agreement” and the “Custodial Services Agreement”, respectively). These agreements govern the Company’s engagement in spot digital asset purchase and sale transactions (“Transactions”) and the custody of its digital assets.

Under the Master Purchase Agreement, the Company and BitGo Prime transact as principals, each for its own account and in an arm’s-length role. BitGo Prime may provide access to its proprietary electronic trading system or engage in Transactions through other communication means. Agreed Transactions are binding and final, with settlement typically occurring through BitGo Trust. The Company is required to have sufficient funds or digital assets prior to completing a Transaction and must initiate settlement requests within one hour of receiving a Settlement Summary from BitGo Prime. In addition, the agreement includes other costumery provisions.

The Custodial Services Agreement, establishes custodial accounts for the receipt, safekeeping, and maintenance of the Company’s digital assets and fiat currency. BitGo Trust also offers settlement services for transactions between the Company and other BitGo Trust clients. The Company authorizes BitGo Trust to act on its instructions for Custody Transactions. In addition, it outlines procedures for digital asset deposits and withdrawals. It also addresses the operation of digital asset protocols, including potential “Forks” and includes other costumery provisions.

Research and Development

Following ZOOZ’s transition to the bitcoin treasury reserve business and the company-wide cost reduction and restructuring initiative designed to reduce operating costs, announced by the Company on June 23, 2025, ZOOZ has reduced its overall headcount, including its research and development personnel, while maintaining a small team which continues to be focused on developing the Company’s flywheels and complex systems of power boosters (which are based on proprietary flywheel technology) while exploring the potential of expanding possible uses for the Company’s technology, which is centered in Israel.

ZOOZ has received grants from the IIA for approved programs, as well as from BIRD, the Israeli Ministry of Energy and Infrastructure and the Israeli Ministry of Economy and Industry, as detailed below.

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

ZOOZ received grants from the IIA for certain projects and may receive additional grants in the future. Under the terms of the grants received, ZOOZ is required to pay royalties of 3% (which in some cases may be up to 5% pursuant the provisions of the Innovation Law) of the revenues it generates from its products which incorporate IIA funded know-how or as otherwise designated by the applicable IIA programs, approvals and the Innovation Law, until 100% of the grant is repaid plus Annual Interest for a File (as such term is defined in the IIA rules). As of December 31, 2025, ZOOZ received grants from the IIA in the principal amount of NIS 2.5 million (approximately $0.8 million, based on the Exchange Rate). Therefore, ZOOZ’s contingent obligation for royalties to the IIA, net of royalties already paid or accrued, is NIS 2.4 million (approximately $0.8 million based on the Exchange Rate), including accumulated interest to such date.

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

Funding received from the BIRD Foundation

ZOOZ has also received grants within the framework of a joint research and development project partially financed by the BIRD Foundation (“BIRD”). In April 2020, ZOOZ entered into a Cooperation and Project Financing Agreement with BIRD, for the development of an energy storage system to increase EV charging (the “BIRD-Funded Project”), for a period ended at the end of September 2023 (as amended, the “BIRD Agreement”).

Pursuant to the terms of the BIRD Agreement, BIRD undertook to bear 50% of the BIRD-Funded Project implementation expenses, up to a total amount of $0.9 million (the “BIRD Funding”), upon achievement of several milestones. In consideration for the payment of the BIRD Funding, ZOOZ is obligated to pay royalties equal to 5% of the sales of the American configuration of the ZOOZTER™-100 system (or 30% of the licensing of ZOOZTER™-100 systems, if such systems are licensed), until the repayment of an amount equal to the BIRD Financing or up to 150% of the BIRD Financing.

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

As of December 31, 2025, ZOOZ had received grants from the BIRD in the principal amount of NIS 1.4 million (approximately $0.4 million, based on the Exchange Rate). Therefore, ZOOZ’s contingent obligation for royalties to BIRD, net of royalties already paid or accrued, is NIS 2.0 million thousand (approximately $0.6 million based on the Exchange Rate).

Grant from the Israeli Ministry of Economy and Industry

ZOOZ received a grant in the amount of NIS 0.19 million (approximately $0.05 million, based on the Exchange Rate) from the Israeli Ministry of Economy and Industry, under an Israeli governmental program designed to assist early-stage companies with their initial international marketing effectors (the “Ministry of Economy and Industry Project”). As of December 31, 2025, ZOOZ has utilized the full amount of the grant and the project has ended.

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

As of December 31, 2025, ZOOZ owns 26 granted patents in the U.S., Europe, China and India. In addition, ZOOZ has filed 5 additional patent applications in the U.S., Canada, Japan, China and India, which as of December 31, 2025, are pending.

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

Seasonality

As ZOOZ has transitioned from the Legacy Business to being focused on bitcoin treasury reserve, ZOOZ does not believe that the bitcoin treasury reserve business is subject to seasonality. With respect to the Legacy Business, ZOOZ does not believe that demand for its products is seasonal. Historically, most of ZOOZ’s revenue prior to its transition into a bitcoin treasury reserve company were generated as a result of direct marketing or sales to ZOOZ’s customers. Following such transition, ZOOZ is exploring synergistic opportunities that can potentially add robust operating cash flow to its holding company structure and is exploring opportunities to generate yield. Accordingly, ZOOZ’s revenue and results of operations may fluctuate from period to period based on the success of such opportunities.

Human Capital and Employees

Overview

As of December 31, 2025, ZOOZ had 8 employees all of whom are based in Israel. In addition, Jordan Fried, ZOOZ’s CEO, who is engaged in such position through the Consulting Agreement, is a U.S. resident. Of ZOOZ’s employees based in Israel, 6 employees comprise ZOOZ’s research and development team, 1 employee comprises ZOOZ’s operations team, and 1 employee comprises ZOOZ’s general and administrative team. In addition, ZOOZ engaged with 5 contractors and service providers under contractor, outsourcing or professional service contracts, who are providing ZOOZ with various professional services, including controller services, ERP support, IT services, etc. Given the transition from ZOOZ’s Legacy Business, ZOOZ has made adjustments to its human resources as well as adopting other expense reduction measures. These adjustments were aimed to enable ZOOZ to focus on its business goals.

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

Legal proceedings

From time to time, ZOOZ may be involved in various claims and legal proceedings relating to claims arising out of its operations. As of December 31, 2025, ZOOZ has not been a party to any material legal proceedings (including any such proceedings that are pending or threatened of which ZOOZ is aware), however it may be involved in the future in legal proceedings, claims, and government investigations in the ordinary course of business, which may include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

Government Regulations

Regulation Related to Bitcoin

The laws and regulations applicable to bitcoin and digital assets are evolving and subject to interpretation and change.

Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the U.S., digital assets are subject to uncertain and evolving regulatory requirements.

As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the Commodity Futures Trading Commission (“CFTC”), the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

Depending on the regulatory characterization of bitcoin, the markets for bitcoin in general, and our activities in particular, our business and our bitcoin strategy may be subject to regulation by one or more regulators in the United States, in Israel and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our bitcoin strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The CFTC takes the position that some digital assets, including bitcoin, fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain other digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not consider bitcoin to be a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets.

In addition, since transactions in bitcoin provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of bitcoin and Bitcoin platforms, and there is the possibility that law enforcement agencies could close or blacklist bitcoin platforms or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving bitcoin held via such platforms or infrastructure. For example, the U.S. Treasury Department’s Office of Foreign Assets Control has issued updated advisories regarding the use of virtual currencies, added a number of digital asset exchanges and service providers to the Specially Designated Nationals and Blocked Persons list and engaged in several enforcement actions, including a series of enforcement actions that have either shut down or significantly curtailed the operations of several smaller digital asset exchanges associated with Russian and/or North Korean nationals. Additionally, in January 2025, the Consumer Financial Protection Bureau announced that it is seeking public input on privacy protections and surveillance in digital payments, particularly those offered through large technology platforms

As noted above, activities involving bitcoin and other digital assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. On January 23, 2025, President Trump issued an executive order titled, Strengthening American Leadership in Digital Financial Technology. While the executive order did not mandate the adoption of any specific regulations, the executive order identifies certain key objectives to guide agencies involved in crypto regulation, including (i) protecting the sovereignty of the United States dollar by promoting the development of United States dollar-backed stablecoins, (ii) providing regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries, and (iii) taking measures to protect Americans from the risks of Central Bank Digital Currencies. To achieve these objectives, the executive order established a working group on digital asset markets within the National Economic Council, comprised of representatives from key federal agencies, with a tight timeline for examining existing regulations and proposing a new regulatory framework. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets. In July 2025 the United States enacted the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “GENIUS Act”), the first federal statute establishing prudential requirements for the issuance, reserve backing and supervision of U.S.-dollar-pegged stablecoins. In the same week, the House of Representatives passed the Digital Asset Market CLARITY Act of 2025 (“CLARITY Act”), which—if ultimately enacted—would allocate jurisdiction between the SEC and CFTC and create a market-structure framework for digital commodities; the bill now awaits Senate action. International laws, including the European Union’s Markets in Crypto Assets Regulation and the U.K.’s Financial Services and Markets Act 2023 have also recently taken effect.

Similarly, Israel has an active regulatory framework for digital assets. The Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016 regulates the activities of selling, safeguarding, transferring, converting, issuing, and managing virtual assets, such as bitcoin. Pursuant to this law, providers of financial services in virtual currency-type financial assets operate in Israel, offering various services in virtual assets, such as conversion, transfer, and issuance of virtual assets. In addition, the digital assets sector in Israel is undergoing continuous regulatory development, with the Israel Securities Authority (ISA) seeking to apply Israeli securities laws to digital assets. This Israeli regulatory framework aims to create a legal infrastructure for investment in alternative assets, including digital currencies. On June 26, 2024, an Israeli governmental bill was published for the Promotion of Capital Market Activity (Legislative Amendments), 2024, which was reviewed by the ISA and includes, among other things, proposals for amendments to the Israeli Securities Law, 1968 and the Israeli Joint Investment Trust Law. These proposed amendments specifically seek to incorporate the term “digital asset” into the existing Israeli legal framework and provide comprehensive regulation for this emerging sector.

It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions.

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

The Innovation Law generally requires that the product incorporating IIA Funded Know-How to be manufactured in Israel. However, upon the approval of the IIA (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient may be required to pay royalties at an increased rate, which may be substantial, and the aggregate repayment amount may be increased to between 120% and 300% of the grants from IIA depending on the manufacturing volume that is performed outside of Israel. Following notification to the IIA (and provided the IIA did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.

The Innovation Law also provides that IIA Funded Know-How (or rights thereto) may not be transferred or pledged to third parties without the approval of the IIA. Such approval is not required for the sale or export of any products resulting from such research or development. The IIA, under special circumstances, may approve the transfer of IIA Funded Know-How outside Israel, including, in the event of a sale of the know-how, provided that the grant recipient pays to the IIA a portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer). Under IIA regulations, grants received before June 30, 2017 bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate (“SOFR”), or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, bear the higher rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

ZOOZ’s Roadmap and Strategy

ZOOZ’s strategy adjustment from its Legacy Business to being focused on bitcoin treasury reserve strategy was a fundamental recognition of a shift in the global economic reality. By transitioning its balance sheet to a bitcoin standard, ZOOZ believes that it is positioned to serve as a bridge between conventional capital markets and the emergent digital asset economy.

Despite volatility in the price per bitcoin experienced (among others) during 2025, which the Company believes is usually inherent in emerging asset classes, the Company views bitcoin as not just digital currency, but potentially as a premier store of value, which it believes to be reliable collateral that is open, neutral, and censorship-resistant.

The market dynamics witnessed in 2025 reflect the realities of a maturing asset. While short-term price action captures headlines, the Company believes that underlying fundamentals suggest a deeper and longer-term trend for potential broadening institutional adoption, growing interest on the part of sovereign states and funds, and increasing scarcity of the asset itself. The Company believes that the markets are in the early stages of a multi-decade growth-story for bitcoin. As global liquidity expands, the Company believes that bitcoin stands as both a singular hedge and unique vehicle for asymmetric upside.

C. ORGANIZATIONAL STRUCTURE

We were incorporated in the State of Israel on February 5, 2013 under the name Chakratec Ltd., as an Israeli corporation and operate under the Companies Law. In May 2022, ZOOZ rebranded and changed its name from Chakratec Ltd. to ZOOZ Power Ltd. and in October 2025, in connection with the closing of the Private Placement, ZOOZ rebranded and changed its name from ZOOZ Power Ltd. to ZOOZ Strategy Ltd., which is both our legal and commercial name. Keyarch Acquisition Corporation, our wholly-owned subsidiary following the consummation of the Business Combination, was incorporated in Cayman Islands on April 23, 2021, and was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

D. PROPERTY, PLANTS AND EQUIPMENT

We are headquartered in Lod, where we leased office space and an operational site (used for research and development) of 1,443 square meters (in the total) from an unrelated third party (the “Office Space”), pursuant to a lease agreement entered into with such unrelated third party on July 25, 2021, as amended (the “Lease Agreement”). Of such Office Space, 208 square meters were leased pursuant to an amended to the Lease Agreement, dated July, 2022 (the “2022 Lease”), until such lease was terminated, as detailed below. On November 3, 2024, we exercised our option to extend the Lease Agreement by an additional 3-year term ending on November 3, 2027. In July, 2025, the 2022 Lease was terminated.

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

Overview

The Company was founded in 2013 as an incubator private company under the Capital Nature incubator, under the framework of the directives of the Chief Executive Officer of the IIA and focused on developing a new concept of flywheel.

On April 4, 2024, Keyarch and the Company consummated their previously announced Business Combination pursuant to that certain Business Combination Agreement, pursuant to which Keyarch became a direct, wholly-owned subsidiary of ZOOZ. In connection with the Closing of the Business Combination, ZOOZ’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024.

In July 2025, following the entry into the Private Placement, the Company adopted bitcoin as its primary treasury reserve asset, subject to market conditions and its anticipated cash needs. Under this strategy, the Company may acquire and hold bitcoin using cash flows in excess of working capital requirements and subject to market conditions, raise capital through equity or debt offerings with proceeds used to purchase bitcoin.

The Company currently operates primarily as a bitcoin treasury company, and to a lesser extent, continues to operate in the Legacy Business and seeks to commercialize its EV ultra-fast charging infrastructure and related technology, and it is exploring strategic alternatives to capitalize on its patented flywheel technology. For additional information, see “Item 4 – Information on the Company – History and Development of the Company.”

Our Bitcoin Strategy

Our bitcoin strategy generally involves from time to time and subject to market conditions, (i) engaging in capital raising transactions (and, where we may deem appropriate, other financing transactions, including debt financing) with the objective of using the proceeds to purchase bitcoin and (ii) acquiring bitcoin with the portion of our liquid assets that exceeds our working capital requirements. We intend to fund further bitcoin acquisitions primarily through issuances of our ZOOZ ordinary shares.

We view our bitcoin holdings as long-term assets and expect to continue to accumulate bitcoin. We have not set any specific target for the amount of bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional financings to purchase additional bitcoin. This strategy also contemplates that we may (i) periodically sell bitcoin for general corporate purposes, or to generate tax benefits in accordance with applicable law, (ii) enter into additional capital raising transactions that are collateralized by our bitcoin holdings, and (iii) pursue strategies to create income streams or otherwise generate funds using our bitcoin holdings.

Under our bitcoin treasury reserve strategy, our treasury reserve assets consist of:

●	cash and cash equivalents and short-term investments (“Cash Assets”) held by us that exceed working capital requirements; and

●	bitcoin held by us, with bitcoin serving as the primary treasury reserve asset on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets.

During 2025, we used proceeds from the Private Placement to purchase bitcoin. As of December 31, 2025, we held an aggregate of approximately 1,047 bitcoins. The following table presents our bitcoin holdings, including additional information related to our bitcoin purchases and unrealized losses on digital assets in 2025:

	Digital Asset Original Cost Basis (in thousands)	Unrealized Loss on Digital Asset (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held	Approximate Average Purchase Price Per Bitcoin (in thousands)
Balance at December 31, 2025	$121,935	$30,307	$91,628	1,047	116

We recognized an unrealized loss on digital assets of approximately $30.3 million for the year ended December 31, 2025, primarily due to a decrease in the fair market value of our bitcoin holdings during the year ended December 31, 2025. Due to the volatility of bitcoin, and our substantial holdings of bitcoin, we expect changes in the fair market value of bitcoin to materially impact our results.

The following table shows the approximate number of bitcoins held as of December 31, 2025, as well as market value calculations of our bitcoin holdings based on the lowest, highest, and ending market prices of one bitcoin as reported on the Coinbase exchange for 2025 (in each case, commencing as of September 28, , 2025, the date on which we performed our first bitcoin purchase), as further defined below:

	Approximate Number of Bitcoins Held at End of Year	Lowest Market Price Per Bitcoin During Year (a)	Market Value of Bitcoin Held at End of Year Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Year (c)	Market Value of Bitcoin Held at End of Year Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Year (e)	Market Value of Bitcoin Held at End of Year Using Ending Market Price (in thousands) (f)
December 31, 2025	1,047	84,414	88,378	125,528	131,422	87,519	91,628

(a)	The “Lowest Market Price Per Bitcoin During Year” represents the lowest market price for one bitcoin reported on the Coinbase exchange during the period applicable to us in 2025, without regard to when we purchased any of our bitcoin.

(b)	The “Market Value of Bitcoin Held at End of Year Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the period applicable to us in 2025 multiplied by the number of bitcoins held by us at the end of 2025.

(c)	The “Highest Market Price Per Bitcoin During Year” represents the highest market price for one bitcoin reported on the Coinbase exchange during the period applicable to us in 2025, without regard to when we purchased any of our bitcoin.

(d)	The “Market Value of Bitcoin Held at End of Year Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the period applicable to us in 2025 multiplied by the number of bitcoins held by us at the end of 2025.

(e)	The “Market Price Per Bitcoin at End of Year” represents the market price of one bitcoin per a statement issued by BitGo, our custodian, as of 23:59 p.m. Eastern Time on the last day of 2025.

(f)	The “Market Value of Bitcoin Held at End of Year Using Ending Market Price” represents a mathematical calculation consisting of the market price of one bitcoin per a statement issued by BitGo, our custodian, as of 23:59 p.m. Eastern Time on the last day of 2025 multiplied by the number of bitcoins held by us at the end of 2025.

The bitcoin market and the spot price of bitcoin may be subject to fraud and manipulation, accordingly, the Market Value amounts reported above may not accurately represent fair market value. Moreover, (i) the bitcoin market historically has been characterized by significant price volatility, limited liquidity and trading volumes compared to sovereign currency markets, relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its electronic and decentralized nature and (ii) we may not be able to sell our bitcoin at the Market Value amounts indicated above, or at all.

As of the date of this Annual Report, the Company has not purchased additional bitcoin other than as detailed in the table above. As of March 20, 2026, at 23:59 p.m. Eastern Time, the market price of one bitcoin as reported on the Coinbase exchange was $70,500.

A. OPERATING RESULTS

This section discusses our results of operations and the significant factors that affected our operating performance during the periods presented, including the commencement in July 2025 of our bitcoin treasury management strategy while we continue to operate our Legacy Business; see in Item 4.B “Business Overview - Our Business” above.

Overview of Significant Developments Affecting Operating Results

In July 2025, we adopted bitcoin as our primary treasury reserve asset, subject to market conditions and anticipated cash needs. This strategy may materially affect our operating results, primarily due to volatility in digital asset prices, which may result in unrealized gains or losses on digital assets recognized in the statement of operations, as well as additional costs related to execution, custody and compliance. Under this strategy, we may acquire and hold bitcoin using cash flows in excess of working capital requirements and subject to market conditions, raise capital through equity or debt offerings with proceeds used to purchase bitcoin. As of the date of this Annual Report, we have not established a target amount for the amount of bitcoin to hold and we monitor market conditions in determining whether to engage in additional bitcoin purchases. We may periodically sell bitcoin for general corporate purposes or to generate tax benefits in accordance with applicable law, enter into additional capital raising transactions, including those that could be collateralized by our bitcoin holdings, and we may pursue strategies to generate income or other funds from our bitcoin holdings. These activities cause material variations in our operating results from period to period on transaction timing, prevailing market prices, and execution costs.

We also continue to operate and seek to commercialize our EV ultra-fast charging infrastructure and related technology, and we are exploring strategic alternatives to capitalize on our patented flywheel technology. Revenue from these activities, their associated cost structures, and the scale and timing of commercialization efforts may also affect our operating results.

Significant Factors and Components of Results; New Bitcoin Treasury Strategy and Related Costs

Holding bitcoin as our primary treasury reserve asset is expected to introduce new components to our results of operations. Activities involving the acquisition, sale or financing of bitcoin may result in unrealized gains or losses on digital assets, which are reflected in the statement of operations, while execution costs, custody fees, due diligence expenses, and governance and security procedures may increase operating expenses. The scope and timing of these activities, together with Bitcoin market volatility, may cause material variations in our results from period to period.

Legacy Business

We continue to operate and develop our Legacy Business and related technology, which in the past contributed revenues to us and currently does not contribute revenue. The deployments, customer adoption rates, volume of solutions delivered or installed, the project mix, and pricing dynamics in our addressable markets in the Legacy Business and related cost of sales and operating expenses will continue to affect our results, to a lesser extent compared to the period prior to the consummation of the Private Placement.

Bitcoin Treasury Activities

Bitcoin-related treasury activities represent a new component of our operations. While bitcoin is held primarily as a treasury asset, we may generate income through financing or other strategies involving our holdings. As a result, our results may vary significantly between periods, including impacts on both non-operating results and operating expenses related to execution and custody.

Market Developments and Industry Context

Broader market developments, including the SEC’s January 2024 approval of multiple spot bitcoin exchange-traded products (“ETPs”) and increasing institutional participation, have affected liquidity and market access for bitcoin, which may in turn execution conditions, bid-ask spreads, and market depth relevant to our treasury operations. These conditions may influence our transaction costs and the timing of bitcoin purchases or sales under our strategy. In Israel, the regulatory landscape for digital assets is also continuously evolving. The Supervision of Financial Services Law (Regulated Financial Services), 5776-2016, requires a license for providing financial asset services, including digital assets. Proposed amendments to the Israeli Securities Law may impact the classification of certain digital assets as securities, which could affect compliance requirements and costs associated with our operations in Israel.

Execution and Custody Considerations Affecting Operations

We expect to purchase bitcoin through multiple regulated liquidity providers and custodians, employing methodologies such as TWAP execution, VWAP execution and other methods over predetermined periods to mitigate price impact and execution risk. The selection and performance of these providers, as well as the duration and frequency of execution windows, may affect realized prices and associated costs in connection with the acquisition or disposition of bitcoin. We may also in the future acquire or dispose of bitcoin via trade orders executed on exchanges such as Coinbase. Our liquidity providers and custodians are expected to be regulated and licensed entities that operate under high security, regulatory, audit and governance standards. We may from time to time transact with one or more liquidity providers and custodians for both trade execution and custodial services to spread our risk and to limit its exposure to any single service provider or counterparty. We currently hold all of our bitcoin in custodial accounts at U.S.-based, institutional-grade custodian and expect to continue to hold all of our bitcoin in such custodial account or other custodial accounts (who may hold the bitcoin in the United States or other territories) that have demonstrated records of regulatory compliance and information security. While we currently holds all of our bitcoin in custodial accounts at one custodian, we believe that we may engage with additional custodians on a timely manner. Our current or future custodian(s) may also serve as liquidity providers. Our custodians are expected to safeguard private keys using encryption, multi-factor authentication, and geographically dispersed storage, and their procedures are subject to periodic review and examination. These arrangements result in ongoing custody costs and operational processes, including reconciliations to the public blockchain, that may increase our operating expenses.

Hedging, Foreign Currency, and Inflation Considerations

We do not currently hedge our bitcoin holdings and have not adopted a hedging strategy with respect to bitcoin, although we may do so in the future as part of our treasury operations. The absence of hedging may increase our exposure to period-to-period volatility in the market price of bitcoin, which could materially affect our reported results. With respect to foreign currency and inflation, we have not identified material foreign currency impacts, net investment hedging requirements, or hyperinflationary presentation currency effects for the periods presented. We will continue to evaluate these factors in future filings and will provide additional disclosure if and when they become material to our operating results.

Governmental Policies and Regulatory Factors

Governmental, economic, fiscal, monetary, and political policies can materially affect our operations. In the context of our bitcoin treasury strategy, regulatory developments, including the evolving treatment of digital assets, trading venues, and custodial services, may affect our ability to execute transactions, access liquidity, and manage custody arrangements, and may increase costs and risks to the Company. The evolving regulatory landscape for digital assets, as illustrated by recent SEC actions enabling the listing and trading of spot bitcoin ETPs may affect our execution environment, available liquidity, and market access for bitcoin-related activities. In Israel, the regulatory landscape for digital assets is also continuously evolving. The Supervision of Financial Services Law (Regulated Financial Services), 5776-2016, requires a license for providing financial asset services, including digital assets. Proposed amendments to the Israeli Securities Law may impact the classification of certain digital assets as securities, which could affect compliance requirements and costs associated with our operations in Israel.

In addition to the Private Placement and the Company’s plan decision to explore strategic alternatives to fully capitalize on its advanced, patented flywheel technology and the company-wide cost reduction and restructuring initiative designed to reduce operating costs, announced by the Company on June 23, 2025, the following additional factors affected the Company’s results for the year ended December 31, 2025:

●	Inventory write-off – the Company recorded a write-off of $2,888 thousand related to finished goods, work in process, and raw materials inventory.

●	Loss on property, plant and equipment disposals – as the Company does not currently anticipate manufacturing additional systems in the foreseeable future, certain fixed assets were written off, resulting in a recognized loss on equipment disposals in the amount of $453 thousand.

●	Reduction in payroll and related expenses – following the company-wide cost reduction and restructuring initiative, which included a significant headcount reduction implemented during the second half of 2025, the Company recognized a corresponding decrease in salary and related costs.

Unfavorable Global or Domestic Political or Economic Conditions

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which we operate could adversely affect our operations and operating results and can result in increased operations costs. After several credit rating reductions in recent years, on November 7, 2025, S&P Global Ratings revised its outlook on Israel to “stable” from “negative”, while affirming the “A” rating, and on January 30, 2026, Moody’s also revised its outlook on Israel to “stable” from “negative, while affirming Israel’s Baa1 long-term local and foreign-currency issuer ratings. Despite this stabilization in outlook by S&P and Moody’s, other agencies, like Fitch Ratings, continued to maintain a negative outlook as of late 2025, citing persistent exposure to geopolitical risks and a polarized political system. While these downgrades and negative outlook as of late 2025 did not have an immediate nor direct impact on us, an extended period of economic disruption, including a continued market downfall in Israel, which may be impacted by such downgrades or by some agencies maintaining negative outlook, by future downgrades, by the continuing instability in Israel and in the Middle East, including as a result of the armed conflict in the region and the political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, as well as other global conflicts, such as the recent developments between the U.S. and Venezuela, the conflict between Russia and Ukraine, the Iran-United States and Israel conflict and the closing of Strait of Hormuz and the inner tensions in Iran and their potential global impact, or as a continued market downfall in the United States or any other major market in which we or our partners operate, could materially affect our ability to secure additional funds and could further materially affect our business, strategy, results of operations and financial condition.

Exchange Rate

Until September 29, 2025 (inclusive), a significant portion of our expenses was denominated in currencies other than the U.S. dollar. Beginning September 30, 2025, the Company changed its functional currency to the U.S. dollar following its transition into the bitcoin treasury reserve business and the shift in the Company’s cost structure, whereby most of its expenses became denominated in U.S. dollars. The Company’s reporting currency had been the U.S. dollar prior to this change. ZOOZ is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially to the NIS. Exchange rates can be volatile and a substantial change in foreign currencies against the U.S. dollar could increase or reduce ZOOZ’s expenses and net loss and impact the comparability of results from period to period.

The appreciation (devaluation) of the dollar against the NIS was (12.5%), 0.6% and 3.1% in 2025, 2024 and 2023, respectively. For example, for the year ended December 31, 2025, assuming a 10% devaluation of the dollar against the NIS, we would have experienced an increase in our net loss of approximately $0.8 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $0.7 million. Should Moody’s, S&P Global Ratings’ or other financial rating firms further downgrade the Government of Israel’s foreign-currency and local-currency issuer ratings, this could have a negative impact on the value of our NIS denominated holdings. For more information regarding exchange rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

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

Revenue

Revenue is generated from the Legacy Business, i.e. from sale of ZOOZTER™-100 products, in addition to professional services provided to customers in support of installation, operation and maintenance of these products.

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

Research and development expenses

Research and development expenses consist primarily of employee payroll and related costs, professional services and consulting expenses, non-capitalized costs associated with the development and enhancement of products and features, including engineering activities for cost reduction and customer support, as well as materials used for product trials and testing, net of grants received. Such costs are expensed as incurred.

Sales and marketing expenses

Sales and marketing expenses consist of costs for business development, customer success, product launch costs and marketing and advertising costs. This also includes employee payroll and related costs, agents and partners’ commission fees, deductions of grants received, and related costs to support the sales and marketing process.

General and administrative expenses

General and administrative expenses consist primarily of payroll and related costs (including share-based compensation) associated with management and finance. These expenses also include directors’ compensation, directors’ and officers’ liability insurance, custody and digital asset-related fees, investor relations expenses, professional and advisory fees incurred in connection with the Company’s capital raising activities, expenses related to the Company’s listing for trading on Nasdaq and TASE, and internal and external accounting, legal and administrative costs.

Depreciation

The Company depreciates its property and equipment on a straight-line basis in accordance with its accounting policies. The estimated useful lives are three years for computers, seven years for furniture and office equipment, five years for the ZOOZTER™-100 pilot systems (which were fully depreciated as of September 30, 2025), and the shorter of the asset’s useful life or the remaining lease term for leasehold improvements.

Interest expenses

Interest expenses primarily reflect interest accrued on the EBC Note and Keyarch Global Note.

Financial income (expenses), net

Financial income (expenses), net primarily includes fair value adjustments of warrants liability (until the reclassification to equity on September 30, 2025) gains (losses) from foreign exchange fluctuations, bank charges, and financial income from interest on deposits. Interest income from cash and cash equivalents deposited in its accounts is also included under financial income, net, which vary based on cash and cash equivalents, and with market rates. In prior periods, the Company conducted transactions in multiple currencies, including the Euro and British pound; however, in 2025, transactions were primarily denominated in U.S. dollars and NIS.

Results of Operations

The following table sets forth our results of operations data for the periods presented:

	Year ended December 31,
	2025	2024	2023
	(dollars in thousands)
Revenue	247	1,041	764
Cost of revenue	3,111	1,527	1,869
Gross loss	(2,864)	(486)	(1,105)
Operating expenses:
Research and development, net	3,742	5,062	5,215
Sales and marketing	1,310	1,324	3,041
General and administrative	14,908	3,664	2,850
Unrealized loss on digital assets	30,307	-	-
Total operating expenses	50,267	10,050	11,106

Operating loss	(53,131)	(10,536)	(12,211)

Interest expenses	160	171	-
Other finance expenses (income), net	2,298	283	(456)
Net loss for the year	(55,589)	(10,990)	(11,755)
Net loss per ordinary share attributable to shareholder – basic and diluted	(0.94)	(1.09)	(1.99)
Weighted average ordinary shares outstanding – basic and diluted in thousands	59,291	10,070	5,912

Net Loss	(55,589)	(10,990)	(11,755)
Other comprehensive loss
Reporting currency translation gain (loss)	885	267	(819)
Total comprehensive loss	(54,705)	(10,723)	(12,574)

Cost of Revenue

	Year ended December 31,
	2025	2024	2023
	(dollars in thousands)
Cost of revenue	3,111	1,527	1,869

For the year ended December 31, 2025, 2024, and 2023 cost of revenue primarily consisted of: (a) cost of systems that were sold and recognized for revenues, (b) anticipated net realizable value of disposition of existing inventory assets, (c) provision for warranty, and (d) provision for royalties.

For the year ended December 31, 2025, 2024, and 2023, the Company recorded an inventory write-off of $1,718 thousand, $508 thousand and $1,123 thousand, respectively. In addition, the Company recorded an inventory write off related to raw materials not expected to be used of $1,171 thousand, $0 thousand and $144 thousand in 2025, 2024 and 2023, respectively. The 2025 raw material write-off reflects the Company’s current expectation of no additional system production in the foreseeable future.

Operating Expenses

	Year ended December 31,
	2025	2024	2023
	(dollars in thousands)
Research and development, net	3,742	5,062	5,215
Sales and marketing, net	1,310	1,324	3,041
General and administrative	14,908	3,664	2,850
Unrealized loss on digital assets	30,307	-	-
Total operating expenses	50,267	10,050	11,106

Operating expenses in 2025 include share-based compensation primarily attributable to RSU grants to directors, directors’ compensation, investor relations, custody and professional services expenses incurred in connection with the Private Placement. Operating expenses also include certain legacy-related extraordinary items reflecting the Company’s cost reduction and restructuring initiatives, including inventory write-offs, losses on disposal of equipment and the impact of a significant headcount reduction implemented during the second half of the year.

For the years ended December 31, 2024, and 2023, operating expenses primarily consisted of expenses related to the Legacy Business, including payroll and related costs, research and development expenses, sales and marketing expenses, capital raising costs, and other professional services.

Research and Development Expenses, Net

For the year ended December 31, 2025, research and development expenses, net, decreased by approximately $1,320 thousand, from $5,062 thousand for the year ended December 31, 2024, to $3,742 thousand for the year ended December 31, 2025. The decrease was primarily attributable to lower Payroll and related expenses of approximately $0.7 million due to a reduction in research and development headcount as part of the Company’s cost reduction initiative, as well as a decrease of approximately $0.6 million in subcontractor and material costs following the completion of the prototype and new motor driver development for the flywheels and ZOOZTER™-100.

For the year ended December 31, 2024, research and development expenses, net, decreased by approximately $153 thousand, from $5,215 thousand for the year ended December 31, 2023, to $5,062 thousand for the year ended December 31, 2024. The decrease in research and development expenses, net, in 2024 was primarily attributable to a decrease in head count allocated to R&D activity and to completion of the UL certification process that concluded in 2023. This decreased was slightly offset by increase in prototype expenses and new motor driver expenses (customized components of the flywheels and ZOOZTER™-100).

For the year ended December 31, 2023, research and development expenses, net, increased by approximately $1,052 thousand, from $4,163 thousand for the year ended December 31, 2022, to $5,215 thousand for the year ended December 31, 2023. The increase in research and development expenses, net, in 2023 was mainly due to testing performed as part of the U.S. certification process for the ZOOZTER™-100.

For the years ended December 31, 2025, 2024 and 2023, grants from government and others, in the amounts of $0, $17 thousand and $118 thousand, respectively, were deducted from research and development expenses.

Research and development activities primarily relate to the advanced development of the ZOOZTER™-100, including development of a reduced-cost prototype, motor driver development, product certification (CE and UL), and endurance and safety testing of the flywheel system. Expenses also include subcontractor costs supporting the NPI process and the development of customized components and related certification activities

Sales and Marketing Expenses

Sales and marketing expenses decreased by approximately $14 thousand, from $1,324 thousand in 2024 to $1,310 thousand in 2025. The relatively modest decrease primarily reflects the impact of NYPA grants recognized in 2024, which offset related expenses in that year. Excluding this impact, expenses decreased due to lower personnel costs of approximately $306 thousand, partially offset by an increase of approximately $100 thousand in public relations and branding expenses aimed at increasing awareness of the Company’s digital assets treasury activity in the Israeli market.

Sales and marketing expenses decreased by approximately $1,717 thousand, from $3,041 thousand for the year ended December 31, 2023, to $1,324 thousand for the year ended December 31, 2024. The decrease in 2024 compared to 2023 is attributed to decrease in headcount in the sales and marketing team, recognition of the grants received from NYPA and related designated expenses, which effectively offset sales and marketing expenses in 2024, and the recording of material expenses in 2023 that were not incurred in 2024, specifically significant costs related to turnkey projects aimed at accelerating penetration into target markets which were incurred in 2023 only. These expenses were non-recurring, and as such, no similar costs were recorded in 2024.

Sales and marketing expenses increased by approximately $1,369 thousand, from $1,672 thousand for the year ended December 31, 2022, to $3,041 thousand for the year ended December 31, 2023. The increase in 2023 compared to 2022 was primarily attributable to higher headcount, investments in pilots and turnkey projects aimed at accelerating market penetration, the establishment of a pilot site, and increased participation in marketing events.

General and Administrative Expenses

General and administrative expenses increased by approximately $11,244 thousand, from $3,664 thousand in 2024 to $14,908 thousand in 2025. The increase was primarily attributable to share-based compensation of approximately $6.7 million related to RSU grants to directors, an increase of approximately $1.9 million in directors’ compensation, primarily due to a grant awarded to the Chairman of the Board, higher investor relations expenses of approximately $1.0 million, and increased professional and advisory fees associated with the Private Placement.

General and administrative expenses increased by approximately $814 thousand, from $2,850 thousand on for the year ended December 31, 2023, to $3,664 thousand for the year ended December 31, 2024. The increase in 2024 compared to 2023 is mainly attributed to D&O insurance cost and other expenses related to the Company’s listing for trading on the Nasdaq following the consummation of the Business Combination, effective as of April 4, 2024.

General and administrative expenses increased by approximately $661 thousand, from approximately $2,189 thousand for the year ended December 31,2022, to approximately $2,850 thousand for the year ended December 31, 2023.

Interest expenses

Interest expenses decreased by approximately $11 thousand, from $171 thousand for the year ended December 31, 2024, to $160 thousand for the year ended December 31, 2025. Interest expenses related to interest accrued on the EBC and Keyarch Global Notes, which carried interest at a rate of 8% commencing April 4, 2024 and until their full repayment. The Company fully repaid the outstanding balance of the EBC Note and Keyarch Global Note on September 30, 2025, in connection with the consummation of the Private Placement.

Other finance expenses (income), net

Other finance expenses (income), net, increased by approximately $2,015 thousand, from $283 thousand in 2024 to $2,298 thousand in 2025, primarily due to changes in the fair value of the Company’s warrants, including approximately $1.7 million related to warrants issued in connection with the Initial Private Placement and approximately $0.7 million related to public warrants, which were initially classified as liabilities and remeasured through finance expenses until their reclassification to equity following the Company’s transition to a U.S. dollar functional currency on September 30, 2025. The increase also reflects the impact of a 12.5% strengthening of the NIS prior to September 30, 2025.

Other finance expenses (income), net, increased by approximately $739 thousand from financial income of $456 thousand for the year ended December 31, 2023, to financial expenses of $283 thousand for the year ended December 31, 2024. The increase in financial expenses, net, in 2024 compared to 2023 is primarily attributed to (i) interest accrued on the EBC and Sponsor Notes, bearing 8% interest starting April 4, 2024, (ii) the strengthening of the NIS compared to the U.S. dollar by 3% during the period commencing on the consummation of the Business Combination and until December 31, 2024, which led the Company to record financial expenses arising from exchange rate differences, and (iii) SEPA set up fees. The increase in financial expenses was offset by income from interest on bank deposits.

B. Liquidity and Capital Resources

Sources of liquidity

ZOOZ has historically funded its operations primarily through private placements and public offerings of its equity securities, including its initial public offering on the TASE which was consummated in March 2021 (the “Israeli IPO”), as well as proceeds from the Business Combination and subsequent financing transactions, including its most recent Private Placement undertaken in connection with its entry into a bitcoin treasury strategy.

As of the date of this Annual Report, the Company’s principal sources of funding include: (i) net proceeds of approximately $52 million from its initial public offering on the TASE in 2021 and a follow-on public offering in 2022, together with related private placements; (ii) approximately $10 million received in connection with the Business Combination and Merger (2024); (iii) approximately $153 million from a Private Placement; (iv) approximately $3.8 million raised under its ATM Program; and (v) approximately $0.4 million received under the SEPA.

In addition, as of the date of this Annual Report, ZOOZ has the following warrants to purchase ZOOZ ordinary shares issued and outstanding:

●	5,777,250 public warrants to purchase up to the same number of ZOOZ ordinary shares, with an exercise price of $11.50 per warrant;

●	245,250 private warrants to purchase up to the same number of ZOOZ ordinary shares, with an exercise price of $11.50 per warrant;

●	40,360,895 Sponsor Warrants, each to purchase one ZOOZ ordinary share. For additional information regarding the Sponsor Warrants, see “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Investments Made by Related Parties in the Private Placement”;

●	18,000,000 Subsequent Pre-Funded Warrants to purchase up to the same number of ZOOZ ordinary shares, with an exercise price of $0.001 per warrant;

●	5,000,000 Ordinary Warrants to purchase up to the same number of ZOOZ ordinary shares, issued in the Initial Private Placement, with an exercise price of $3.06 per warrant;

●	5,000,000 pre-funded warrants to purchase up to the same number of ZOOZ ordinary shares, issued to Chardan pursuant to the Engagement Letter (the “Chardan Pre-Funded Warrants”), with an exercise price of $0.001 per warrant;

●	350,000 Chardan Ordinary Warrants to purchase up to the same number of ZOOZ ordinary shares, having the same purchase price as the Ordinary Warrants detailed above; and

●	6,525,926 Sponsor Pre-Funded Warrants to purchase the same number of ZOOZ ordinary shares, with an exercise price of $0.001 per warrant.

For additional information regarding the SEPA, see “Item 4. Information on the Company - B. Business Overview – Material Agreements – Standby Equity Purchase Agreement with Yorkville”. For additional information regarding the Private Placement, see “Item 4. Information on the Company – B. Business Overview – Private Placement”. For additional information regarding the ATM Program, see “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Amended and Restated Sales Agreement and Offering of $1.0 Billion of Ordinary Shares”.

Funding requirements

Following ZOOZ’s transition to the bitcoin treasury reserve business, ZOOZ expects that its expenses in connection with its ongoing activities will be related mostly to the implementation of its bitcoin treasure strategy, activities related to its search for its potential strategic alternatives to fully capitalize on its advanced, patented flywheel technology and research and development activities related to its Legacy Business. Since ZOOZ has recently transitioned to the business of bitcoin treasury and considering its expected cash usage, ZOOZ’s cash balance as of December 31, 2025, and as of the date of approval of the audited consolidated financial statements for the period ended December 31, 2025, is sufficient to continue ZOOZ’s operations for at least 12 months from the date of approval of the audited consolidated financial statements. Nonetheless, ZOOZ may decide to obtain additional funding in connection with its operations, which could be obtained, among others, through the issuance of equity securities, including through the ATM, debt securities or other arrangements, however, ZOOZ cannot guarantee that it will be able to obtain financing through the issuance of any of the above arrangements on reasonable terms.

As of December 31, 2025, ZOOZ had cash and cash equivalents of approximately $27,028 thousand. As of December 31, 2024, ZOOZ had cash and cash equivalents of approximately $7,532 thousand. To date, ZOOZ has not generated enough revenues from its activities and therefore continues to depend on fundraising from new and existing investors to finance its activities, which will continue until a positive cash flow from its business operation is achieved, although ZOOZ can give no assurance that it will be able to generate positive cash flow from operations.

Governmental and other grants

A portion of ZOOZ’s research and development efforts were financed through grants from the IIA and other Israeli governmental institutions (the Ministry of Economy and the Ministry of Energy) and the BIRD Foundation and from NYPA (for sales and marketing efforts). The total grants that ZOOZ received until December 31, 2025, amounted to approximately $2.2 million.

ZOOZ is required to pay to the IIA, with respect to the royalty-bearing grants, royalties at the rate of 3% (which may be up to 5% in accordance with the Innovation Law) of the revenues we generate from our products and/or services which incorporate Financed Know-How (“IIA Products”), or as otherwise designated by the applicable IIA programs, approvals and the Innovation Law, until 100% of the dollar value of the grant is repaid, plus, as follows: (i) with respect to grants received on or after January 1, 1999 and until December 31, 2023, the applicable interest is (a) LIBOR interest until December 31, 2023, and (b) from January 1, 2024, the 12 months Term SOFR interest as published on the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, together with an additional 0.71513% to the applicable interest rate, and (ii) with respect to grants received on or after January 1, 2024, the applicable interest shall be the 12 months Term SOFR interest as detailed in section (b) above.

ZOOZ may in the future apply to receive additional grants from the IIA and other governmental institutions. However, ZOOZ cannot predict whether it will be entitled to any future grants, or the amounts of any such grants. For more information regarding such grants-related programs, please see “ZOOZ’s Business – Government Regulations – Other Regulations.”

ZOOZ has also received grants within the framework of a joint research and development project partially financed by BIRD. In April 2020, ZOOZ entered into the BIRD Agreement, for the development of the BIRD-Funded Project.

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

Liquidity

The Company incurred net losses for the years ended December 31, 2025, and December 31, 2024, in the amounts of $55,589 thousand and $10,990 thousand and generated negative cash flows from operating activities of $13,784 thousand and $9,928 thousand, respectively. The Company’s cash balance as of December 31, 2025, is $27,028 thousand.

The Company has historically financed its operations primarily through capital raising transactions. During 2025, the Company completed equity capital raising transactions, including private placements and at-the-market offerings, resulting in net proceeds of approximately $153 million.

The Company generated limited revenues from its ongoing operations in prior periods. In addition, during 2025 the Company adopted a treasury strategy pursuant to which a substantial portion of the funds raised was invested in bitcoin.

While the Company’s digital asset holdings are subject to market volatility and do not generate operating cash flows, management believes that the Company’s existing cash balances, together with its ability, if necessary, to utilize its liquid resources, including digital asset holdings to finance  its operating expenditures, will be sufficient to meet its anticipated operating and capital requirements for at least the twelve months following the date of issuance of these financial statements.

Cash Flows Summary

The following table summarizes ZOOZ’s cash flows for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
	(dollars in thousands)
Net cash used in operating activities	(13,784)	(9,928)	(12,232)
Net cash provided by (used in) investing activities	(122,028)	159	(1,339)
Net cash provided by financing activities	154,528	10,727	-

Cash Flows from Operating Activities

Cash flows used in operating activities increased by approximately $3,856 thousand from approximately $9,928 thousand for the year ended December 31, 2024, to approximately $13,784 thousand for the year ended December 31, 2025. The increase is primarily attributed to higher general and administrative expenses, mainly driven by costs associated with the Private Placement and increased investor relations activities related to the Company’s stock marketing efforts.

Cash Flows from Investing Activities

Cash flows used in investing activities increased by approximately $122,187 thousand, from approximately $159 thousand provided by investing activities for the year ended December 31, 2024, to approximately $122,028 thousand used for investing activities for the year ended December 31, 2025. The increase is primarily attributed to the investment in digital assets made in 2025 in the amount of $121,935 thousand.

Cash Flows from Financing Activities

Cash flows provided by financing activities increased by approximately $143,801 thousand, from approximately $10,727 for the year ended December 31, 2024, to approximately $154,528 thousand for the year ended December 31, 2025. The increase is primarily attributed to the proceeds received by ZOOZ as part of the Private Placement in the amount of approximately $153,245 thousand, net, approximately $3,870 thousand net, raised through the ATM Program, and approximately $0.4 thousand, net received under the SEPA. These increases were partially offset by the repayment of the EBC and Keyarch Global Notes in the amount of approximately $3,200 thousand.

Segment Information

The Company has one reportable operating segment, the “flywheel,” which is engaged in developing and marketing flywheel-based power boosting and power management solutions. The “Corporate & Other” category presented in the following tables is not considered an operating segment. It consists primarily of costs and expenses related to executing the Company’s bitcoin strategy and includes the unrealized loss on digital assets and other third-party costs associated with the Company’s bitcoin holdings.

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who manages the Company on a consolidated basis. The CODM uses “net loss” to assess operating results of the flywheel business by comparing actual to budgeted results on a quarterly basis.

In July, 2025, the Company appointed a new Chief Executive Officer, resulting in a change in the Company’s CODM. As a result, the segment information regularly provided to the CODM changed, which also resulted in changes in the identification of significant segment expenses. Accordingly, the Company recast the corresponding segment information for prior periods to conform to the current-year presentation.

The following tables present the Company’s revenues and significant expenses regularly provided to the CODM, reconciled to net loss for the period presented. Total segment assets provided to the CODM are also disclosed in the tables below for the period presented.

	Year ended December 31, 2025
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands
Total revenues	247	-	247
Significant segment expenses
Inventory write-off	2,888	-	2,888
Research and development payroll	2,431	-	2,431
Research and development projects	354	-	354
Operating lease and maintenance	607	-	607
Professional Services	-	4,318	4,318
Directors Insurance	-	515	515
Investors relations expenses	-	1,019	1,019
Plant, property and equipment disposals	453	-	453
Share-based compensation expense	(29)	6,730	6,701
Unrealized loss on digital asset	-	30,307	30,307
Digital asset custody and sponsor fees	-	152	152
Other segment items(1)	3,699	2,392	6,091
Net loss	10,156	45,433	55,589

Total assets, as of December 31, 2025(2)	10,722	111,843	122,565

	Year ended December 31, 2024
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands
Total revenues	1,041	-	1,041
Significant segment expenses
Inventory write-off	457	-	457
Research and development payroll	2,955	-	2,955
Research and development projects	952	-	952
Operating lease and maintenance	647	-	647
Professional Services	-	1,520	1,520
Directors Insurance	-	734	734
Share-based compensation expense	286	83	369
Other segment items(1)	4,104	293	4,397
Net loss	8,360	2,630	10,990
Total assets, as of December 31, 2025(2)	12,473	364	12,837

	Year ended December 31, 2023
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands
Total revenues	764	-	764
Significant segment expenses
Inventory write-off	1,267	-	1,267
Research and development payroll	3,651	-	3,651
Research and development projects	1,085	-	1,085
Operating lease and maintenance	687	-	687
Professional Services	-	1,233	1,233
Directors Insurance	-	45	45
Share-based compensation expense	(425)	206	(219)
Other segment items(1)	5,240	(470)	4,770
Net loss	10,741	1,014	11,755
Total assets, as of December 31, 2025(2)	13,311	166	13,477

(1)	Other segment items for the flywheel business are primarily related to cost of revenue, payroll and other costs supporting the Company’s research and development activity, patents and certain expenses that are not easily allocatable to specific functions.

(2)	Flywheel segment assets include all Company assets except digital assets, cash and cash equivalents, short term prepaid expenses and long-term prepaid expenses.

Key Financial and Operating Metrics

In evaluating its business, ZOOZ considers a range of financial and operational metrics. Prior to the completion of the Private Placement, the Company primarily focused on its cash position, inventory, research and development expenses, sales and marketing expenses, and net cash used in operating activities.

Following its strategic entry in 2025 into a digital asset treasury business, the Company expanded its key performance indicators to include its bitcoin position, general and administrative expenses, and net cash provided by financing activities, which have become core metrics. As a result, certain legacy operating metrics, such as inventory and sales and marketing expenses, may become less relevant over time.

The following table presents these factors for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023
	(dollars in thousands)
Cash and cash equivalents	27,028	7,532	6,672
Digital assets	91,628	-	-
Inventory	-	2,320	2,848
Research and development expenses	3,742	5,062	5,215
Sales and marketing expenses	1,310	1,324	3,041
Net cash used in operating activities	(13,784)	(9,928)	(12,232)
Net cash provided by financing activities	154,528	10,727	-

Off-Balance Sheet Arrangements

ZOOZ has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our contractual obligations as of December 31, 2025.

		Payments due by period
(dollars in thousands)	Total	2026	2027	2028	2029	2030
Operating leases	782	425	357	-	-	-

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

Functional and presentation currency

Until September 30, 2025, the functional currency of the Company’s financial statements was the NIS and the presentation currency was the U.S. dollar. Effective September 30, 2025, the Company changed its functional currency to the U.S. dollar from the NIS. Prior to this change, the Company’s presentation currency used in its consolidated financial statements was the U.S. dollar, while translation differences from NIS were carried to “Other Comprehensive Income or Loss”.

The change in functional currency was based on management’s assessment that the U.S. dollar has become the primary economic environment in which the Company operates. This assessment considered several factors and changes in circumstances during 2025, including, among others: (i) the Company’s entry into the bitcoin treasury business; (ii) a shift in the Company’s cost structure, whereby a substantial portion of its expenses is denominated in U.S. dollars; (iii) the Company’s principal source of financing being derived from U.S. capital markets; and (iv) the Company’s budgeting and financial planning being conducted primarily in U.S. dollars. The change in functional currency was accounted for prospectively.

Digital Assets

We account for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at fair value.

We determine and record the fair value of our digital assets in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level I inputs). We determine the cost basis of our digital assets using the specific identification of each unit received. Realized and unrealized gains and losses are recorded within unrealized loss on digital assets, net in our consolidated statement of operations.

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

ZOOZ’s employees and directors share-based payment awards are classified as equity awards, except for awards as described below. The grant date fair value of these share-based payment transactions is recognized as an expense over the requisite service period using an accelerated method, net of estimated forfeitures. ZOOZ elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule based on the multiple-option award approach. ZOOZ adopted ASU 2018-07 and therefore accounts for its equity classified share-based payment awards to its advisors in a similar manner. The Company uses the fair market value of the Company’s ordinary shares on the date of grant to determine the fair value of cost of RSUs.

Liability classified share-based options

Certain share-based awards denominated in USD were classified as liability awards and remeasured at fair value at each reporting date, with changes recognized in compensation expense. On April 4, 2024, these awards were reclassified to equity.

Comprehensive loss

ZOOZ complies with ASC 220, “Comprehensive Income,” which establishes rules for the reporting and display of comprehensive income (loss) and its components. ZOOZ reports the financial impact of translating its audited consolidated financial statements from its functional currency to its reporting currency as a component of other comprehensive income (loss). As described above, following the change in the Company’s functional currency from NIS to U.S. dollar effective September 30, 2025, no additional foreign currency translation adjustments have been recorded in accumulated other comprehensive income, as such adjustments are not generated subsequent to the change in functional currency. The cumulative translation adjustment balance of $1.3 million in AOCI as of the date of the change in functional currency will remain permanently in equity.

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

Foreign Private Issuer Status

ZOOZ is organized under the laws of the State of Israel. Following the consummation of the Business Combination, ZOOZ reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act and Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to ZOOZ on June 30, 2026.

While we currently qualify as a “foreign private issuer” under the rules of the U.S. Securities and Exchange Commission, based on our shareholder composition and other relevant factors, we expect that, as of June 30, 2026, we will cease to meet the definition of a foreign private issuer. As a result, although we will remain eligible to use foreign private issuer forms for the remainder of the fiscal year ending December 31, 2026, beginning on January 1, 2027 we expect to be subject to the reporting and governance requirements applicable to U.S. domestic issuers. Commencing with our first periodic report required after January 1, 2027, we expect to file our reports on Forms 10-K, 10-Q and 8-K within the deadlines applicable to U.S. domestic filers, to become subject to the U.S. federal proxy rules and all of the beneficial ownership reporting and short-swing profit provisions of Section 16 of the Securities Exchange Act of 1934, and to no longer be permitted to rely on the home-country corporate governance practices available to foreign private issuers. Where appropriate in this annual report, we have included additional information regarding these anticipated changes.

Until January 1, 2026, ZOOZ is expected to qualify as a foreign private issuer, and will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, even after it no longer qualifies as an emerging growth company. These exemptions include:

●	the requirements to prepare financial statements in accordance with U.S. GAAP (although we intend to use U.S. GAAP in our financial statements);

●	the requirement to file quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC;

●	the proxy solicitation rules under the Exchange Act;

●	the insider reporting and “short-swing” profit liability rules under Section 16 of the Exchange Act and Section 16 rules pertaining to 10% shareholders; and

●	the selective disclosure rules under Regulation FD, which regulates selective disclosure of material non-public information by issuers.

ZOOZ intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Prior to January 1, 2027, press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information ZOOZ is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, until January 1, 2027, ZOOZ shareholders will receive less or different information about ZOOZ than a shareholder of a U.S. domestic public company would receive.

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

Key Factors and Trends Affecting Our Results of Operations

Overview of the Bitcoin Industry and Market

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the bitcoin blockchain, on which bitcoin holdings and all validated transactions that have ever taken place on the bitcoin network are recorded. Balances of bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of bitcoin. The bitcoin blockchain can be updated without any single entity owning or operating the network.

The Company is encouraged by the growing global acceptance and “institutionalization” of bitcoin – reflected by the SEC approval of 11 bitcoin ETFs in January 2024. As of December 31, 2025, U.S. spot bitcoin exchange-traded products have accumulated over 1.3 million bitcoins (approximately 6% of total supply) since approval, which we believe evidences increasing participation through regulated products. In addition, institutional derivatives markets for bitcoin are active on regulated venues, which we view as further evidence of maturing market infrastructure. Our strategy of acquiring bitcoin with proceeds from equity and debt capital market transactions and maintaining a leveraged position on our bitcoin holdings is designed to position us to benefit from the broader adoption of bitcoin as digital capital.

Creation of New Bitcoin and Limits on Supply

New bitcoin is created and allocated by the bitcoin protocol through a “mining” process that rewards users that validate transactions in the bitcoin blockchain. Validated transactions are added to the bitcoin blockchain in “blocks” approximately every 10 minutes. The mining process serves to validate transactions and secure the bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.” To incentivize miners to incur the costs of mining bitcoin, the bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated bitcoin.

The bitcoin protocol limits the total number of bitcoin that can be generated over time to 21 million. As part of bitcoin’s coin issuance, miners are rewarded a certain amount of bitcoins whenever a block is produced. When bitcoin first started, 50 bitcoins per block were given as a reward to miners. After every 210,000 blocks are mined (approximately every four years), the block reward halves and will keep on halving until the block reward per block becomes 0 (approximately by year 2140). The block reward as of December 31, 2025 is 3.125 bitcoins per block and will decrease to 1.5625 bitcoins per block after the next halving.

Modifications to the Bitcoin Protocol

Bitcoin is an open-source network that has no central authority, so no one person can unilaterally make changes to the software that runs the network. However, there is a core group of developers that maintain the main software client for the bitcoin protocol known as Bitcoin Core as well as various bitcoin end-user software, and they can propose changes to the source code and release periodic updates and other changes. Unlike most software that has a central entity that can push updates to users, bitcoin is a peer-to-peer network in which individual network participants, called miners or nodes, decide whether to upgrade the software and accept the new changes. As a practical matter, a modification becomes part of the bitcoin protocol only if the proposed changes are accepted by participants collectively having the most processing power, known as hash rate, on the network. If a certain percentage of the nodes reject the changes that impact the consensus rules of the network, then a “fork” takes place and participants can choose the version of the software they want to run.

Forked or Airdropped Asset Policy

The Company intends to claim forked or airdropped assets it may be eligible to receive by virtue of owning bitcoin, to the extent facilitated by its custodian(s). The Company may not immediately or ever have the ability to withdraw a forked or airdropped asset it may be eligible to receive by virtue of bitcoins that the Company intends to hold with its custodian(s). Future forks may occur at any time. A fork can lead to a disruption of the bitcoin network, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of its assets.

Forms of Attack Against the Bitcoin Network and Wallets

Blockchain technology has many built-in security features that make it difficult for hackers and other malicious actors to corrupt the protocol or blockchain. However, as with any computer network, the bitcoin network may be subject to certain attacks. Some forms of attack include unauthorized access to wallets that hold bitcoin and direct attacks on the network, like “51% attacks” or “denial-of-service attacks” on the bitcoin protocol.

Bitcoin is designed to be controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. Private keys used to access bitcoin balances are not widely distributed and are typically held on hardware (which can be physically controlled by the holder or by a third party such as a custodian) or via software programs on third-party servers. One form of obtaining unauthorized access to a wallet occurs following a phishing attack where the attacker deceives the victim and manipulates them into sharing their private keys for their digital wallet or other sensitive information. Other similar attacks may also result in the loss of private keys and the inability to access, and effective loss of, the corresponding bitcoin. As of the date of this Annual Report, all of our bitcoin holdings are held through a custodian and therefore we do not hold private key(s). See above under “Risk Factors—We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.”

A “51% attack” may occur when a group of miners attain more than 50% of the bitcoin network’s mining power, thereby enabling them to control the bitcoin network and protocol and manipulate the blockchain. A “denial-of-service attack” occurs when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes. The bitcoin network has been, and can be in the future, subject to denial-of-service attacks, which can result in temporary delays in block creation and in the transfer of bitcoin. See above “Risk Factors—Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.”

Bitcoin Industry Participants

The primary bitcoin industry participants are miners, investors and traders, digital asset exchanges and service providers, including custodians, brokers, payment processors, wallet providers and financial institutions.

Miners. Miners range from bitcoin enthusiasts to professional mining operations that design and build dedicated mining machines and data centers, including mining pools, which are groups of miners that act cohesively and combine their processing power to mine bitcoin blocks. See “Creation of New Bitcoin and Limits on Supply” above.

Investors and Traders. Bitcoin investors and traders include individuals and institutional investors who, directly or indirectly, purchase, hold, and sell bitcoin or bitcoin-based derivatives. On January 10, 2024, the SEC issued an order approving several applications for the listing and trading of shares of spot bitcoin ETPs on U.S. national securities exchanges. While the SEC had previously approved ETFs where the underlying assets were bitcoin futures contracts, this order represents the first time the SEC has approved the listing and trading of ETPs that acquire, hold and sell bitcoin directly. ETPs can be bought and sold on a stock exchange like traditional stocks, and provide investors with another means of gaining economic exposure to bitcoin through traditional brokerage accounts.

Digital Asset Exchanges. Digital asset exchanges provide trading venues for purchases and sales of bitcoin in exchange for fiat or other digital assets. Bitcoin can be exchanged for fiat currencies, such as the U.S. dollar, at rates of exchange determined by market forces on bitcoin trading platforms, which are not regulated in the same manner as traditional securities exchanges. In addition to these platforms, over-the-counter markets and derivatives markets for bitcoin also exist. The value of bitcoin within the market is determined, in part, by the supply of and demand for bitcoin in the global bitcoin market, market expectations for the adoption of bitcoin as a store of value, the number of merchants that accept bitcoin as a form of payment, and the volume of peer-to-peer transactions, among other factors. For a discussion of risks associated with digital asset exchanges, see above under “Risk Factors—Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.”

Service providers. Service providers offer a multitude of services to other participants in the bitcoin industry, including custodial and trade execution services, commercial and retail payment processing, loans secured by bitcoin collateral, and financial advisory services. If adoption of the bitcoin network continues to materially increase, the Company anticipates that service providers may expand the currently available range of services and that additional parties will enter the service sector for the bitcoin network.

Execution of Bitcoin Transactions

To date, the Company has purchased, and expects to continue to purchase, if and when it so decides, its bitcoin through multiple bitcoin trade execution, or liquidity providers, who may also serve as custodians of the Company’s bitcoin using multiple purchasing methodologies, including TWAP execution, VWAP execution and other methods. The Company may also in the future acquire or dispose of bitcoin via trade orders executed on exchanges such as Coinbase. The Company’s liquidity providers and custodians are expected to be regulated and licensed entities that operate under high security, regulatory, audit and governance standards. The Company may from time to time transact with one or more liquidity providers and custodians for both trade execution and custodial services to spread its risk and to limit its exposure to any single service provider or counterparty.

In selecting the Company’s liquidity provider(s), the Company has evaluated, and expects to continue evaluating, regulatory status, pricing, annual trading volume, security and customer service. The Company may also leverage the due diligence it conducts in connection with its custodial arrangements when conducting due diligence on its liquidity providers.

The prearranged periods over which trades may be executed vary in length depending on the amount of bitcoin to be purchased and other factors, and are selected because they are expected to have lower price volatility and higher market liquidity, thereby limiting cost and pricing risks. The Company’s liquidity providers may use multiple purchasing methodologies, including TWAP, VWAP or others in their trading algorithms to execute large orders of bitcoin, without significantly affecting market price, by breaking large orders into several smaller orders that are independently traded at different time intervals in a generally linear fashion across different trading venues the Company’s liquidity providers select. As the Company’s agents, the Company’s liquidity providers may use their discretion to select the counterparties to the transactions as well as the trading venues and platforms on which they execute trades on the Company’s behalf, and they may execute trades via cryptocurrency exchanges or in over-the-counter transactions. The Company’s liquidity providers may calculate TWAP, VWAP or other methods using any number of resources, including various trading platforms. The Company’s liquidity providers have policies and procedures pursuant to which they conduct trades with institutions that possess licenses or registrations to the extent required by their activities and have been AML/KYC approved pursuant to the Company’s liquidity providers’ internal programs. The Company may in the future utilize TWAP pricing or another pricing methodology in connection with the execution of its bitcoin trades

Custody of the Company’s Bitcoin

The Company currently holds all of its bitcoin in custodial accounts at U.S.-based, institutional-grade custodian and expects to continue to hold all of its bitcoin in such custodial account or other custodial accounts (who may hold its bitcoin in the United States or other territories) that have demonstrated records of regulatory compliance and information security. While the Company currently holds all of its bitcoin in custodial accounts at one custodian, it believes that it may engage with additional custodians on a timely manner. The Company’s current or future custodian(s) may also serve as liquidity providers.

The Company usually selects its custodian(s) after undertaking a due diligence process pursuant to which it evaluates, among other things, the quality of their security protocols, including the multifactor and other authentication procedures designed to safekeep the Company’s bitcoin that they may employ, as well as other security, regulatory, audit and governance standards.

As of the date of this Annual Report, the Company’s custodian has access to the private key information associated with its bitcoin, or private keys, and it is expected to deploy security measures to secure the Company’s bitcoin holdings such as advanced encryption technologies, multi-factor identification, and a policy of storing its private keys in redundant, secure and geographically dispersed facilities. The Company anticipates that it will never store, view or directly access its private keys. The operational procedures of its custodian(s) is expected to be reviewed periodically by third-party advisors. To the Company’s knowledge, all movement of the Company’s bitcoin by its custodian is coordinated, monitored and audited. The Company’s custodian’s procedures to prove control over the digital assets it holds in custody is also expected to be examined by its auditors. Additionally, the Company expects to periodically verify its bitcoin holdings by reconciling its custodial service ledgers to the public blockchain. The Company expects that all of the above (including the access and its expectations detailed above) will apply to additional custodians with whom the Company may engage in the future.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For a description of the Company’s research and development policies, please see “Item 4. Information On the Company - B. Business Overview –Research and Development.”

D. TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

For a summary of our significant accounting policies, please see “Item 5. Operating and Financial Review and Prospects - C. Liquidity and Capital Resources –Critical Accounting Policies.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to ZOOZ Strategy’s directors and senior management as of March 20, 2026:

Name	Age	Positions
Avi Cohen	72	Executive Chairman of the Board of Directors
Jordan Fried	36	Chief Executive Officer and Director
Christine Y. Zhao	53	Director
Todd Thomson	65	Director
Alberto Franco	65	Director
Jonas Grossman	52	Director
Ruth Smadja	51	Chief Financial Officer
Ilan Ben David	62	Chief Technology Officer and Co-Founder

Avi Cohen. Mr. Cohen has served as the Chairman of the board of directors of ZOOZ since 2021. Mr. Cohen also serves as a director of Nova Ltd. (Nasdaq: NVMI) and Cognyte Software (Nasdaq: CGNT) as well as on the board of directors of Cortica Ltd., and Sight Diagnostics. From 2021 to 2023, Mr. Cohen served as Executive Chairman of Xjet 3D Ltd. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies Ltd., a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as Chief Operating Officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC) - from 2003 he was a group Vice President and member of the executive management committee and from 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded, and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Jordan Fried. Mr. Fried has served as a director and CEO since July 2025. In addition, he currently servs as Chairman of Immutable Holdings Inc., a publicly traded blockchain holding company he founded in December 2020, which owns and operates a portfolio of web3 businesses. He is also a founding member of the Hedera Hashgraph network, where he served as Senior Vice President of Business Development from 2017 until 2020, and was instrumental in establishing Hedera’s early governance council and enterprise partnerships. Earlier in his career, he co-founded Buffered VPN, a cybersecurity startup that was later acquired, and has been an active angel investor in various industries including distributed ledger technologies, fintech, and AI and high-compute infrastructure. Mr. Fried is a frequent speaker at blockchain and technology conferences around the world and has contributed thought leadership to discussions on decentralization, digital identity, and tokenized assets. Mr. Fried studied International Business at the State University of New York at Buffalo.

Christine Y. Zhao. Ms. Zhao has served as our director since April 2024. Ms. Zhao is CFO of Kyber Cross-border Technologies, a PE/VC-backed E-commerce enabling AI/data technology platform company. Prior to this, she was CFO for ShopBack, a leading e-commerce enabling consumer rewards technology company operating across 13 countries in Asia, Europe and US. From July 2021 to June 2023, Ms. Zhao served as Chief Financial Officer of AlTi Global Inc, (Nasdaq: ALTI) and its predecessor Tiedemann Advisors. During the period from July 2020 to November 2023, Ms. Zhao served on the board of directors of three special purpose acquisition companies (SPACs), including audit committee member for Jaguar Global Growth Corp I (Nasdaq: JGGC), a property tech focused SPAC; audit committee chairperson for D and Z Media Acquisition Corp. (NYSE: DNZ), a media and ed tech focused SPAC; and CFO and director for Edoc Acquisition Corp. (Nasdaq: ADOC), a healthcare-focused SPAC. Prior to these, Ms. Zhao was Governance & Nomination Committee Chair of Nasdaq-listed bio-pharmaceutical company BeyondSpring Inc. (Nasdaq: BYSI), which develops innovative immune-oncology cancer therapies, from October 2016 to January 2023. Previously, Ms. Zhao served as Chief Financial Officer for two large PE-backed growth-stage companies, including Best Inc., a pre-IPO logistics technology company in China with major investors including Alibaba, Softbank, Goldman, IFC, among other large PE funds, which later priced its initial public offering at a valuation over $3 billion (NYSE: BEST). Prior to this, from March 2008 to November 2015, Ms. Zhao was a Managing Director of Bank of America Merrill Lynch and an Executive Director of JPMorgan, where she held senior positions as regional CFO/COO in transaction banking and corporate banking units. Ms. Zhao also worked at American Express in various capacities including corporate strategic planning and venture investing from March 2003 to March 2008. Early in her career, Ms. Zhao worked in investment banking at Goldman Sachs and in corporate finance/corporate development at FedEx. Ms. Zhao has worked in New York, London, Singapore, Hong Kong and China, and has managed teams across four continents. In 2023, Ms. Zhao was recognized with the Outstanding 50 Asian Americans in Business award by the Asian American Business Development Center in the U.S. Ms. Zhao holds an MBA from Harvard Business School and a B.S. in Economics with distinction from Fudan University in Shanghai. Ms. Zhao has served on the boards of several nonprofits, including Volunteers of America – Greater New York, The Chinese Finance Association (TCFA), and Asian Pacific American Advocates (OCA) Westchester Hudson Valley Chapter.

Todd Thomson. Mr. Thomson has served as our director since July 2025. Mr. Thomson has served as a member of the board of directors of Actuate Therapeutics, Inc. since September 2022. Mr. Thomson has served as Chief Operating and Financial Officer of Kairos Ventures, a venture capital firm, since August 2019. Previously, Mr. Thomson co-founded and served as Chairman of Dynasty Financial Partners, an investment and technology platform, from November 2010 to August 2019, and currently serves on the board of directors. Prior to that, Mr. Thomson served as CEO of the Wealth Management Division of Citigroup and previously Chief Financial Officer of Citigroup Inc., an investment bank and financial services corporation, from 1998 to 2007. Mr. Thomson has served on the board of directors and as a member of the audit committee of Sivers Semiconductors, a public technology company, since January 2022, on the board of directors of Dragonfly Energy Holdings Corp., a public battery manufacturer, from August 2021 to October 2022, on the board of directors of Cyren Ltd., a public cybersecurity company, from November 2011 to July 2021, on the board of directors of Cordia Bancorp Inc., a bank holding company, from 2010 to May 2016, and on the board of directors and as a member of the Investment Committee for the Davidson College and World Resources Institute Endowments. Mr. Thomson earned his MBA with Distinction in Finance and Strategy from the Wharton School of Business and his BA in Economics from Davidson College.

Alberto Franco. Mr. Franco has served as our director since September 2025. Mr. Franco currently serves as the Chief Executive Officer of 518 STR LLC since September 2022. Mr. Franco founded Franco Partners, Inc. and served as Chief Executive Officer from January 2009 to August 2022. He has also served as a Senior Advisor to Cyrus Capital Partners L.P. since April 2016. Mr. Franco is currently a director of Immutable Holdings Inc., which is a publicly traded blockchain holding company that Jordan Fried founded in December 2020 and which Mr. Fried currently serves as Chairman and Chief Executive Officer. Mr. Franco’s former positions include serving as a director at Sears Hometown Stores, Inc. in 2019 and director at Outlet Stores, Inc. in 2019. Prior to 2000, Mr. Franco was engaged for fifteen years in the proprietary trading operations of several investment banks. Mr. Franco received an undergraduate degree from Yale University.

Jonas Grossman. Mr. Grossman has served as our director since September 2025. Mr. Grossman has served as Co-Founder and Partner of Chardan Capital Markets, LLC since December 2003, and additionally has served as President of Chardan since September 2015. Chardan is a privately held investment bank headquartered in New York City that has raised over $100 billion in capital for private and public companies. Through Chardan’s investment banking and capital markets teams, Mr. Grossman led the firm’s development of leading practices in technology, healthcare, digital assets and special purpose acquisition companies. Mr. Grossman has been a founder and member of the board of seven special purpose acquisition companies, of which on four he also has served as Chief Executive Officer and President. Mr. Grossman served on the board of Renovacor before its acquisition by Rocket Pharmaceuticals. Mr. Grossman is the Chief Executive Officer of Chardan NexTech Acquisition 2 Corp (Nasdaq: CNTQ), a disruptive technology and healthcare focused SPAC that has announced a pending business combination with Dragonfly Energy, an energy-storage solutions company. Mr. Grossman served as the President and Chief Executive Officer of Chardan Healthcare Acquisition 2 Corp. from April 2020 until its merger with Renovacor, Inc. in September 2021. Mr. Grossman also served as President and Chief Executive Officer of Chardan Healthcare Acquisition Corp. from March 2018 until its merger in October 2019 with BiomX Ltd. (NYSE: PHGE). Mr. Grossman is currently a director of BiomX. Mr. Grossman also serves as the President and Chief Executive Officer of Chardan NexTech Acquisition Corp. and Chardan NexTech Acquisition 2 Corp., each, a special purpose acquisition company. Mr. Grossman was a founder and director of LifeSci Acquisition Corp (Nasdaq: LSAC) from March 2020 until the close of its business combination with Vincera Pharma, Inc. in December 2020. Mr. Grossman served as a director of Ventoux CCM Acquisition Corp (Nasdaq: VTAQ) since December 2020 and CleanTech Acquisition Corp since July 2021. Previously, from 2001 to 2003, Mr. Grossman worked at Ramius Capital Group, LLC, a global multi-strategy hedge fund where he served as Vice President and Head Trader. Mr. Grossman holds a B.A. in Economics from Cornell University and an M.B.A. from New York University’s Stern School of Business. Mr. Grossman served on the board of directors for UNICEF since December 2016.

Ruth Smadja. Ms. Smadja has served as our Chief Financial Officer since October 2022. Ms. Smadja has over 20 years of experience as a corporate leader in finance and business strategy, proven track record of scaling growth stage starts up to mature business – through planning, modelling, funding, acquisitions, and mergers. Experience includes leading IPO, funding and transaction rounds with top PEs and strategic investors. Prior to joining ZOOZ, Ms. Smadja served as CFO at Telrad Networks for 11 years (sold to Liquid Intelligent Technologies) and as CFO at Nur Macroprinters (acquired by HP). Ms. Smadja holds a B.A. in Business Management, major in Accounting from the College of Management Academic Studies.

Ilan Ben David. Mr. Ben David has served as our CTO since 2020. Mr. Ben David is a veteran entrepreneur and executive with a proven track record of outperforming business goals. Mr. Ben David co-founded ZOOZ and served as the ZOOZ’s CEO from its foundation in 2013 and until 2020. Before co-founding ZOOZ, Mr. Ben David co-founded and served as the CEO of Genoa Color Technologies, a display semiconductor company. Prior to Genoa, Mr. Ben David held several senior executive positions in the electronic printing industry. Mr. Ben David served in the 8200 IDF technology unit, and is the inventor of more than 20 patent families, having earned a B.Sc. in mechanical engineering and an M.Sc. in electrical engineering, both from Tel-Aviv University.

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

The terms of the Classes are as follows: (i) the initial Class I directors (i.e. the Class I directors who were appointed by our shareholders at the extraordinary general meeting of the Company’s shareholders that took place on March 21, 2024) expired at the ZOOZ’s annual general meeting of shareholders (“Annual Meeting”) held on November 21, 2025 (the “2025 Annual Meeting”) and when their successors were elected and qualified. At the 2025 Annual Meeting, Ms. Christine Y. Zhao was re-elected as a Class I director to hold office until the third Annual Meeting succeeding her re-election and until her successor shall have been elected and qualified or until such earlier time as her office is vacated. In addition, Mr. Alberto Franco was elected as a Class I director at the 2025 Extraordinary Meeting; (ii) the term of office of the initial Class II directors (i.e. the Class II directors who were appointed by our shareholders at the 2025 Annual Meeting) commenced on the Merger Effective Time and shall expire at the first Annual Meeting following the 2025 Annual Meeting and when their successors are elected and qualified; and (iii) the term of office of the initial Class III directors (i.e. the Class III directors who were appointed by our shareholders at the 2025 Annual Meeting) commenced on the Merger Effective Time and shall expire at the first Annual Meeting following the Annual Meeting referred to in (ii) above and when their successors are elected and qualified. Our Class I directors are Ms. Christine Y. Zhao and Mr. Alberto Franco, who hold office as Class II directors until the first Annual Meeting following the date of the 2025 Extraordinary Meeting at which such Class is brought for re-election and until their successors are elected and qualified or until such earlier time as their office is vacated. Our Class II directors are Mr. Todd Thomson and Mr. Jonas Grossman, who hold office as Class II directors until the first Annual Meeting following the date of the 2025 Extraordinary Meeting at which such Class is brought for re-election and until their successors are elected and qualified or until such earlier time as their office is vacated. Our Class III directors are Mr. Avi Cohen (who serves as the Chairman of the Board) and Mr. Jordan Fried, who hold office as Class III directors until the first Annual Meeting following the date of the 2025 Extraordinary Meeting at which such Class is brought for re-election and until their successors are elected and qualified or until such earlier time as their office is vacated.

Pursuant to our Articles, at each Annual Meeting, commencing with the 2025 Annual Meeting, each director nominee or alternate director nominee elected at such Annual Meeting to serve as a director in a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

Family Relationships

There are no family relationships between or among any of our directors or executive officers.

The Sponsor Support and Rights Agreements

See “Item 7.B – Major Shareholders and Related Party Transactions – Related Party Transactions - The Sponsor Support and Rights Agreements.”

B. COMPENSATION

Aggregate Executive Compensation

During 2025, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management), and to other directors and officers who served as such during 2025, was approximately $10.6 million. This amount includes amounts set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

As of March 20, 2026, there were options to purchase a total of 252,915 ordinary shares that were held by the Directors and Senior Management listed in Item 6.A and by other directors and officers who served as such during 2025.

In addition, during 2025, we granted to our Chief Executive Officer, Chairman and the directors and officers listed in Item 6.A a total of 24,526,602 performance-based restricted stock units (“RSUs”). These RSUs include the CEO RSUs (as defined below), the Chairman RSUs (as defined below), and RSUs granted to our directors (including our Chairman of the Board) in consideration for their service as such, as further detailed below. As of March 20, 2026, there were 24,526,602 RSUs that were held by our directors and officers listed in Item 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated office holders (as such term is defined in the Companies Law – see below under “Approvals Required for Office Holders Terms of Employment”) with respect to the year ended December 31, 2025. All amounts reported in the table reflect the cost to the Company, as recognized in our audited consolidated financial statements for the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Compensation for Services(2)
Name and Principal Position(1)	Salary Costs(3) ($)	Benefits and Perquisites ($)(4)	Share-Based Compensation ($)(5)	Total ($)
Name: Jordan Fried Title: Chief Executive Officer	-	-	4,273	4,273
Name: Avi Cohen Title: Chairman of the Board of Directors	111	1,845	2,204	4,160
Name: Ruth Smadja Title: Chief Financial Officer	276	350	11	637
Name: Erez Zimerman Title: Former Chief Executive Officer	346	124	9	479
Name: Ilan Ben David Title: Chief Technology Officer and Co- Founder	241	-	-	241

(1) All Covered Office Holders listed in the table were full-time officers of the Company during their term of service in 2025.

(2) Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars up to September 30, 2025, at an exchange rate of NIS 3.5191= $1.00, which reflects the average NIS/U.S. dollar exchange rate for the three quarters ended September 30, 2025, as published by the Bank of Israel, and starting October 1, 2025, at an exchange rate of NIS 3.25=$1.00, which reflects the average NIS/U.S. dollar exchange rate for the fourth quarter of 2025, as published by the Bank of Israel.

(3) Costs include gross salary, including benefits mandated by applicable law which may include, to the extent applicable to each Covered Office Holders, payments, contributions and/or allocations for pension, severance, vacation, payments for social security, study funds and other similar benefits consistent with applicable law and ZOOZ’s guidelines.

(4) Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Office Holder, bonuses, payments, contributions, car or car allowance, and other similar benefits and perquisites consistent with ZOOZ’s policies.

(5) Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2025, with respect to options to purchase our ordinary shares and RSUs granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 12 to our audited consolidated financial statements for the year ended December 31, 2025.

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

Our compensation policy is designed to balance between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our long-term strategic performance and financial objectives. The compensation policy provides our compensation committee and our board of directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on tasks, role, seniority and capability. Moreover, the compensation policy is intended to motivate our office holders to achieve ongoing targeted results in addition to high-level business performance in the long term, without encouraging excessive risk taking. As an international bitcoin treasury strategy company, with several directors and other office holders who have the unique expertise required for leading the Company in its new business, and some of them residing outside of Israel (mainly in the United States), the Company is required to have a global compensation framework and compensation practices that are in line with those of its global peers in order to be competitive.

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

Our compensation policy was originally approved by our shareholders on February 11, 2021 in anticipation of our Israeli IPO, and was most recently approved on November 21, 2025, following the approval of our board of directors and our compensation committee, respectively.

Approvals Required for Office Holders Terms of Employment

The term “office holder” as defined in the Companies Law includes a director, the Chief Executive Officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the Chief Executive Officer. As of December 31, 2025, no other person has served as office holder other than the ones listed in the table under “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and other than Dr. Samer Haj-Yehia and Mr. Fang Zheng, who served as our directors during 2025 and who both stepped down from service on the Board effective as of January 20, 2026, due to personal reasons not associated with the Company.

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

Compensation for office holders who are Directors or Chief Executive Officer.

The Terms of Office and Employment of directors, other than directors who serve as Chief Executive Officer and/or who possess a controlling interest in a company or who are external directors (to the extent applicable), require the approval of the compensation committee, board of directors and shareholders by a simple majority, as long as it complies with the compensation policy. With respect to our Chief Executive Officer or with respect to any Chief Executive Officer, further approval of the shareholders by the special majority is required. However: (A) under certain circumstances, and to the extent that the proposed Terms of Office and Employment are in compliance with the compensation policy, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for the position of Chief Executive Officer (provided that the candidate is not a director) (i) provided that the company’s compensation committee and board of directors approved such terms and that such terms: (a) are not more beneficial than the terms of the former Chief Executive Officer, or are essentially the same in their effect; (b) are in line with the compensation policy; and (c) are brought for shareholder approval at the next general meeting of shareholders; and (B) a company’s compensation committee and board of directors are permitted to approve Terms of Office and Employment of a director, without convening a general meeting of shareholders, provided that such terms are only beneficial to the Company or that such terms are in compliance with the terms set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000, or the Compensation Regulations. To the extent applicable, external directors are entitled to Terms of Office and Employment as set forth in the Compensation Regulations, as supplemented by the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”). In addition, the Israel Securities Authority may issue from time-to-time bulletins or staff position statements relating to, among other things, compensation payable to external directors. Since our board of directors determined to opt out of the requirement to elect and have external directors and composition criteria of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, as further detailed in this Item below under “Board Practices - External Directors and Independent Directors Under the Companies Law”, we are not subject to such bulletins or staff position statements.

Variable Compensation and Annual Cash Bonuses for office holders.

The Companies Law requires that all variable compensation of directors and Chief Executive Officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries, which should take into consideration the applicable office holder’s contribution to the company. With respect to office holders who are not directors or Chief Executive Officers, the Companies Law allows that 100% of the variable compensation be based on non-measurable criteria. Our compensation policy allows for a non-substantial portion of up to 30% of the bonus objectives, for each office holder who does not serve solely as a director (“Executive”), to be based on non-measurable (qualitative) criteria. For each fiscal year, our board of directors (based on the recommendation and approval of the compensation committee) determines the general structure of the bonus plan, and the Chief Executive Officer determines for each Executive its specific personal targets (other than his or her own), provided however, that the bonus plan for each year shall not exceed: (i) with respect to our Chief Executive Officer – 250% of the annual base salary and (ii) with respect to other Executive’s – 100% of each annual base salary (the “Maximum Annual Bonus”). In addition, for overachievement performance (i.e., achieving more than 100% of the applicable target objectives), shall not exceed 200% of such Executive’s Maximum Annual Bonus.

Our compensation policy also allows the Company to grant Executives with additional special bonuses as an award for special achievements or in case of other extraordinary circumstances (including in connection with Material Transactions (as defined in our compensation policy), achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement, attraction or change of responsibilities), all subject to the board of directors resolution (based on the recommendation and approval of the compensation committee) and the shareholders’ approval, as applicable. Such special bonuses will not exceed one annual base salary of the applicable Executive.

In addition, our compensation policy allows the Company to pay a signing bonus and/or special retention bonus (which shall be in addition to other bonuses detailed above) to an Executive, in each case in the amount of up to one annual base salary of the applicable Executive. The Company may offer an Executive to receive the special bonuses in the form of an equity-based award instead of cash, the fair market value of which will be determined according to acceptable valuation practices at the time of grant, and up to a cap as detailed under the compensation plan. However, an Executive may be required to return to the Company a signing bonus and/or retention bonus that was paid to him or her, in whole or in part, if such Executive leaves the Company of his or her own accord within two years of the applicable work commencement date or if any other tenure condition applicable to such bonus was not met.

Compensation Paid to our Directors

During 2025 and until the 2025 Annual Meeting, our directors (excluding our Chairman of the Board) were entitled to the compensation approved by our shareholders on February 11, 2021, pursuant to which our directors were compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as supplemented by the Alleviation Regulations. Each of them was entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; for the year ended December 31, 2025, the sum of NIS 34 thousand (approximately $10.6 thousands based on the Exchange Rate) as an annual fee, the sum of NIS 1 thousand (approximately $313, based on the Exchange Rate) as an in-person participation fee, NIS 0.6 thousand (approximately $188, based on the Exchange Rate) for conference call participation and NIS 0.5 thousands (approximately $157, based on the Exchange Rate) for written resolutions. As the above-mentioned amounts were within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they were exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000 (the “Relief Regulations”). The above-mentioned cash compensation was in line with our compensation policy in effect prior to the 2025 Annual Meeting, according to which each of the Company’s non-executive directors is entitled to receive cash fees which include annual and participation fees. No additional compensation was paid for attendance at a board or committee meeting. VAT was added to the above compensation in accordance with applicable law. Our directors who stepped down from service at the Initial Closing or at the Subsequent Closing, as the case may be, were entitled during 2025 to the compensation detailed above. Our directors who served after the Subsequent Closing (excluding our Chairman of the Board), were entitled to the compensation detailed above until the 2025 Annual Meeting, following which, they were entitled to the compensation approved by our shareholders at the 2025 Annual Meeting, as detailed below.

At the 2025 Annual Meeting, our shareholders approved, following previous resolutions made by our board of directors, and consistent with our compensation policy, to compensate each of our directors (including the Chairman of the Board, who is also entitled to the additional compensation detailed below) whether currently in office or appointed in the future, excluding the Chief Executive Officer, as follows:

Cash Compensation – annual cash compensation of $85,000, which shall be paid to the directors on a quarterly basis.

Committees’ Membership Fees (which shall be paid in each case on a quarterly basis):

○ Each director serving on the audit committee is entitled to an annual retainer of $15,000 and the chairperson of such committee is entitled to an annual retainer of $30,000;

○ Each director serving on the compensation committee is entitled to an annual retainer of $10,000 and the chairperson of such committee is entitled to an annual retainer of $20,000;

○ Each director serving on any other board committee is entitled to an annual retainer for service on each such committee of $7,500 and the chairperson of each such committee is entitled to an annual retainer for service as such on each such committee of $15,000.

Equity-based Compensation:

○ Welcome Equity Grants. Each new director shall be granted a welcome grant of time-based RSUs in the value of $275,000, calculated as of the date of grant, upon his or her initial election to the Board (such initial election date shall be the date of grant) (the “Welcome Equity Grant”). Welcome Equity Grants will vest in one installment over a one-year period, with each grant becoming fully vested and exercisable at the end of one-year following the date of grant, subject to the applicable director-grantee continuous service as a director of the Company through the applicable vesting date. At the 2025 Annual Meeting, our shareholders also approved that our then-serving directors will also be entitled to such Welcome Equity Grant and accordingly, each then-serving director was granted 2,644,230 RSUs which are subject to the terms detailed above.

○ Annual Equity Grants. Commencing as of the 2025 Extraordinary Meeting (inclusive), each of the Company’s then-serving directors shall be granted an annual equity grant of time-based RSUs in the value of $165,000, calculated as of the date of grant (the “Annual Equity Grant”). The Annual Equity Grants will be granted on the date of each annual general meeting of shareholders, or when such director is appointed (in each case, the “Date of Grant”). In case a director is appointed in between annual meetings, the Annual Equity Grant will be granted on the date of his or her appointment and will be pro-rated according to the part of the year that has passed since the previous annual general meeting of the shareholders of the Company, assuming that the following annual general meeting of the shareholders of the Company will be held exactly 12 months thereafter. Each Annual Equity Grant will vest upon the earlier of either: (i) twelve months from its Date of Grant; or (ii) the date of the next annual meeting of shareholders. At the 2025 Annual Meeting, our shareholders also approved that our then-serving directors will also be entitled to such Annual Equity Grant and accordingly, each then-serving director was granted 1,701,924 RSUs which are subject to the terms detailed above.

○ Each director is required to retain for as long as such director is serving on the board of directors (and if such director is also serving as an Executive, for as long as such director is serving as Executive of the Company) at least 25% of such director’s outstanding vested equity awards granted to him or her.

General Terms:

In addition to the terms set forth above, the following general terms shall apply to compensation paid to directors (including the Chairman of the Board), either currently serving or as may serve from time to time:

●	Welcome Equity Grants and Annual Equity Grants shall be granted pursuant to the 2015 Plan, or under any other then-current share incentive plan of the Company.

●	To the extent legally available and applicable, Welcome Equity Grants and Annual Equity Grants to directors who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [NEW VERSION], 1961, under the capital gains route.

●	The total annual value of the terms of office of a director shall not exceed $500,000 (not including the value of any Welcome Equity Grant granted to such director) (the “Total Compensation Cap”).

●	If the grant date value or share count of any Welcome Equity Grant or Annual Equity Grant would cause the director’s total annual value of the terms of office to exceed the Dilution Cap or the Total Compensation Cap (as each is set under the compensation policy, as amended from time to time; in each case, the “Cap”), then such equity grants shall be reduced so that their respective value would not cause the excess of the Cap.

●	RSUs shall have an exercise price of the par value of each ordinary share.

●	The compensation terms will be subject to the provisions of the compensation policy, as amended from time to time, including the “clawback” provisions set forth therein.

●	All directors will be entitled to exculpation, indemnification and insurance in accordance with the Company’s policies as shall be in effect from time to time.

●	Applicable value added tax will be added to the above compensation in accordance with applicable law.

●	Directors will also be entitled to reimbursement of expenses, including for business travel, stay and lodging.

Compensation Paid to our Chairman

During 2025 and until the 2025 Annual Meeting, our Chairman of the Board was entitled to a NIS 30,000 monthly fee, as approved by our shareholders on April 17, 2023, in an extraordinary general meeting.

At the 2025 Annual Meeting, our shareholders approved, following previous resolutions made by our board of directors, and consistent with our compensation policy, that our Chairman of the Board will be entitled to the following compensation:

Cash and Equity Compensation. Our shareholders determined that, in addition to the compensation detailed above with respect to our directors, as approved at the 2025 Annual Meeting (which also applies to our Chairman of the Board), Mr. Cohen shall be entitled to: (i) additional annual cash compensation of $60,000 per year (such that the total annual cash compensation that will be paid to the Chairman of the Board in connection with his service as such will be $145,000), and (ii) an additional Annual Equity Grant at the value of $60,000 (such that the total annual value of the Annual Equity Grant that will be granted to the Chairman of the Board will be $225,000).

In addition to the above, in consideration for his contribution to the Private Placement and the Company’s strategic business turnaround, our Chairman of the Board was granted during 2025 a one-time special cash bonus of $1.8 million and 6,726,816 RSUs (the “Chairman RSUs”), which vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Cohen remaining a member of the Board of Directors as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of Chairman RSUs for each full calendar month thereafter (such that 100% of the Chairman RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested Chairman RSUs next scheduled to vest, to the extent any Chairman RSUs remain unvested (or, if less than 25% of the Chairman RSUs remain unvested, all of the then-remaining unvested Chairman RSUs), shall accelerate and immediately vest upon the attainment of each of the following share price thresholds (“Share Price Thresholds”), subject to Mr. Cohen remaining in service as of the date of achievement of the applicable Share Price Threshold: (i) $10.00, (ii) $15.00, (iii) $20.00, and (iv) $25.00. A Share Price Threshold shall be deemed achieved in accordance with the foregoing if the volume-weighted average price of the ZOOZ ordinary shares on Nasdaq during a period of 30 consecutive calendar days equals or exceeds the applicable Share Price Threshold. The Chairman RSUs were granted under the 2015 Plan. The grant of the special cash bonus and Chairman RSUs was approved by our shareholder at the 2025 Extraordinary Meeting.

Compensation Paid to our Chief Executive Officer

At the Initial Closing, Mr. Jordan Fried was appointed as the Company’s new Chief Executive Officer, replacing Mr. Erez Zimerman who stepped down from service. In connection with his appointment, Mr. Fried entered into a Consulting Agreement with the Company (the “Consulting Agreement”), pursuant to which Mr. Fried provides management services to the Company and serves as its Chief Executive Officer. The Consulting Agreement is for an unlimited term, unless terminated by either party by giving the other party prior written notice of 90 days (and may also be terminated immediately by the Company upon the occurrence of certain customary events).

In consideration for his services, our shareholders approved at the 2025 Extraordinary Meeting, following approval of our Compensation Committee and Board, that the Company will pay Mr. Fried $1.00 per year and Mr. Fried was issued 13,453,632 RSUs (the “CEO RSUs”) which vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Fried remaining in service as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of CEO RSUs for each full calendar month thereafter (such that 100% of the CEO RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested CEO RSUs next scheduled to vest, to the extent any CEO RSUs remain unvested (or, if less than 25% of the CEO RSUs remain unvested, all of the then-remaining unvested CEO RSUs), shall accelerate and immediately vest upon the attainment of each of the Share Price Thresholds, subject to Mr. Fried remaining in service as of the date of achievement of the applicable Share Price Threshold. A Share Price Threshold shall be deemed achieved in accordance with the foregoing if the volume-weighted average price of the ordinary shares on Nasdaq during a period of 30 consecutive calendar days equals or exceeds the applicable Share Price Threshold. The CEO RSUs were granted under the 2015 Plan.

In addition, at the 2025 Annual Meeting, our shareholders approved, following approval of our Compensation Committee and Board, an annual cash bonus plan for Mr. Fried in his position as the Company’s Chief Executive Officer, for the year 2026 (the “CEO 2026 Bonus Plan”), which is consistent with the New Compensation Policy. The CEO 2026 Bonus Plan shall include annual measurable objectives that will be set in advance for 2026 by the Compensation Committee and Board from a list of approved objectives (significant objectives relating to the Company’s bitcoin treasury reserve strategy and the implementation thereof, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board as derived from the Company’s annual work plan and strategy) and may also include discretionary components. The Compensation Committee and Board will determine with respect to 2026 the target and maximum annual cash bonus, as well as the related objectives and their related weights, including applicable thresholds, and the formula for calculating the annual cash bonus payment to be granted to Mr. Fried for 2026, all in accordance with the guidelines set forth below. The Company believes that disclosure of the specific objectives set for the CEO 2026 Bonus Plan and their score, may adversely affect the Company, as such objectives are based on very sensitive business information of the Company and on its strategic plans.

The annual cash bonus amount that Mr. Fried will be entitled to upon achievement of 100% of his objectives, as shall be determined by the Compensation Committee and Board for 2026, i.e., his target annual cash bonus, will be up to 150% of his annual base salary (i.e. the annual Assumed Base Salary, as defined below). The annual cash bonus formula will include an overachievement opportunity designed to encourage Mr. Fried to reach exceptional achievements, pursuant to which the maximum payment with respect to 2026 shall be 200% of the target bonus determined by the Compensation Committee and the Board (i.e. 300% of the annual Base Salary).

If less than 80% of the applicable measurable objectives set for 2026 are achieved, Mr. Fried will not be entitled to any annual cash bonus for 2026.

Mr. Fried shall be eligible to receive the annual cash bonus for 2026, subject to his continuous service as the Company’s Chief Executive Officer through the last day of 2026.

At the 2025 Annual Meeting our shareholders approved, following approval of our Compensation Committee and Board, for the purpose of calculating the applicable maximum amounts, caps, ratios etc. which are detailed in the New Compensation Policy, are based on Base Salary (as defined therein) and are applicable to Mr. Fried as the Company’s Chief Executive Officer, the Base Salary applicable to Mr. Fried (which shall be considered to be foregone by him for all intents and purposes) shall be NIS 110,000 (the “Assumed Base Salary”).

Indemnification and Insurance – Mr. Fried is a party to the form of letter of indemnification that the Company provides its office holders and directors with, and is insured under the Company’s directors and officers insurance policy.

Compensation Paid to our Former Chief Executive Officer

Our former Chief Executive Officer, Mr. Erez Zimerman, stepped down from service at the Initial Closing, following which he remained employed by the Company as September 16, 2024 until January 1, 2026, when he ceased his service with the Company.

In his position as our formed Chief Executive Officer, Mr. Zimerman was entitled to the following main compensation terms, which were approved by our shareholders at an extraordinary general meeting held on September 16, 2024:

●	Monthly Base Salary – Mr. Zimerman was entitled to a gross monthly base salary of NIS 75,000 (approximately $20,043 based on the representative NIS/USD exchange rate of NIS 3.742/$1.00 published by the Bank of Israel on August 9, 2024, which was the exchange rate used for the purposes of approving Mr. Zimerman’s compensation terms; the “2024 EGM Exchange Rate”), plus customary fringe benefits which included, among others, pension fund, study fund, recreation pay, disability and life insurance.

●	Annual Bonus Plan – Mr. Zimerman was eligible to receive an annual bonus for each year of service as our Chief Executive Officer in the aggregate amount of up to 6 times his monthly base salary, subject to the achievement of the applicable criteria and targets, following the approval of the past calendar year’s audited financial statements of the Company. Mr. Zimerman did not receive any cash bonus during 2025.

●	Equity Grant – In connection with his appointment, Mr. Zimerman was granted a one-time equity grant of 275,000 options to purchase 275,000 ZOOZ ordinary shares (the “CEO Options”) under the 2015 Plan, at an exercise price for each CEO Option equal to $1.98. As of the date of this Annual Report, the CEO Options have expired in accordance with their terms.

On January 1, 2026, the Company and Mr. Zimerman entered into a separation agreement (the “Separation Agreement”) pursuant to which his employment with the Company terminated effective as of January 1, 2026.

In accordance with the Separation Agreement, Mr. Zimerman is entitled to receive accrued compensation and benefits, including his December 2025 salary, payment for accrued vacation and recreation days, a onetime payment of the remaining 4 months’ notice salaries and a onetime special payment equal to all social benefits that would have been credited and paid to him during this period, had he actually worked during that 4 months’ period.

The Separation Agreement includes confidentiality and mutual non-disparagement undertakings and a broad release of claims by Mr. Zimerman, with the Company providing a limited waiver of known claims. In addition, it also provides that, pursuant to the 2015 Plan, Mr. Zimerman has three months following the effective date to exercise his vested options, after which any unexercised vested options will expire.

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

In accordance with our compensation policy, approved by our shareholders at the 2025 Annual Meeting, our shareholders approved at the 2025 Annual Meeting the purchase of a directors’ and officers’ liability insurance policy, which is for a 12-month period (which was extended to an 18-month period) and includes coverage in the amount of $25,000,000 for the Company, its directors and other office holders (sides A, B and C) and additional coverage in the amount of $15,000,000 for directors only (side A), with an annual premium of approximately $431,000.

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

Administrative Enforcement

The Securities Law includes an administrative enforcement procedure that may be used by the Israeli Securities Authority, to enhance the efficacy of enforcement in the securities market in Israel. Pursuant to the Companies Law and the Securities Law, the Israel Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law. Furthermore, the Securities Law requires that the Chief Executive Officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Securities Law. The Chief Executive Officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

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

Board of Directors

Our Articles provide that we may have no less than three nor more than ten directors (including independent and external directors). Currently our board of directors consists of six members. Our directors are elected at the annual general meeting for a term of approximately one year, ending at the annual general meeting immediately following the annual general meeting at which they were elected or upon earlier termination in circumstanced referred to under the Companies Law or our Articles. Our directors may further be appointed by the board of director and in this case shall hold office until the end of the immediately following annual general meeting or upon earlier termination in circumstanced referred to under the Companies Law or our Articles.

None of our directors is party to a service contract with us that provides for any severance or similar benefits upon termination of his or her service.

Board of Directors Diversity

Our Nomination and Corporate Governance Committee oversees the identification and recommendation of director candidates. In evaluating candidates, the Committee considers a balanced mix of qualifications, including experience, skills, expertise, independence, integrity, time availability and diversity of backgrounds, skills, and perspectives, with the goal that the Board as a whole reflects an appropriate balance of knowledge, experience, skills, expertise, diversity and other attributes. This approach is consistent with our Nomination and Corporate Governance Committee Charter.

As of March 20, 2026, our Board comprised of six directors, of whom one is a woman.

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

In addition to the requirements of the Companies Law as described above, since our shares are listed on The Nasdaq Capital Market, pursuant to the Nasdaq Listing Rules, a majority of our directors must be independent (as defined under the Nasdaq Listing Rules). We comply with such Nasdaq independence requirement, as our board of directors has determined that 4 of our directors meet the Nasdaq independence requirements. Since, as described above, pursuant to the Alleviation Regulations we may classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law, each of these 4 directors is also deemed to qualify as an ‘independent director’ under the Companies Law (as supplemented by the Alleviation Regulations).

Financial and Accounting Expertise Under the Companies Law

Pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated there under and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our board of directors has determined that the minimum number of directors with financial and accounting expertise is one. Currently, each of Mr. Todd Thomson, Ms. Chrstine Y. Zhao and Mr. Alberto Franco qualify as such.

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

We have an audit committee consisting of three directors: Mr. Todd Thomson, Ms. Chrstine Y. Zhao and Mr. Alberto Franco (who serves as the chairman) all of whom are financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules. Additionally, each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members under the Nasdaq Listing Rules.

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

We have a compensation committee consisting of three directors, Mr. Avi Cohen, Mr. Alberto Franco and Mr. Todd Thomson (who serves as the chairman). Each member of our compensation committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Nomination and Corporate Governance Committee

The Nasdaq Listing Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Mr. Avi Cohen is an independent director, and the member of our nomination and corporate governance committee, which, among other responsibilities, recommends director nominees for our board’s approval. In addition, the nomination and corporate governance committee monitors the effectiveness of our corporate governance guidelines and manage risks associated with the independence of the board.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedures. Under the Companies Law, an interested party or an office holder of a company, or a relative of an interested party or of an office holder of a company, as well as the company’s external auditor or anyone on behalf of the external auditor may not serve as a company’s internal auditor. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after providing the internal auditor with the opportunity to present his or her position to the board of directors and to the audit committee. An interested party is defined in the Companies Law as a holder of 5% or more of the company’s outstanding shares or voting rights, any person or entity who has the right to designate one or more directors or the Chief Executive Officer of the company or any person who serves as a director or as a Chief Executive Officer of the company.

Ms. Dana Gottesman of Ziv Haft Certified Public Accountants, a member of BDO International Limited, has served as our internal auditor since 2021. Ms. Dana Gottesman is not an employee, affiliate or office holder of the Company, or affiliated with the Company’s external auditor.

Fiduciary Duties and Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are office holders. In addition to those persons listed in the table under Item 6.A, there were no additional individuals who were office holders of the Company as of December 31, 2025.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Operation	-	12	18
Research & Development	7	17	20
Sales and Marketing	-	5	7
General and Administration	2	4	5
Total	9	38	50

ZOOZ is headquartered in Lod, Israel. As of December 31, 2025, all of our employees are located in Israel. In addition, Mr. Jordan Fried, our Chief Executive Officer, with whom we have engaged in the Consulting Agreement, is a U.S. resident.

We consider our relations with our employees to be satisfactory, and we have not experienced a significant labor dispute or strike. We are not a party to any collective bargaining agreement with respect to our Israeli employees. However, we may be subject to certain labor related statutes and to certain provisions of expansion orders the Israeli Minister of the Economy has given to collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which may be applicable to the employment of our Israeli employees. These statutes and provisions and additional mandatory Israeli labor law provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the workday and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum.

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans, so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2 to our audited consolidated financial statements for the year ended December 31, 2025.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

The following table sets forth certain information regarding the ZOOZ ordinary shares owned, RSUs and options held, by our directors and senior management as of March 20, 2026(1). Except as set forth in the table below, none of the directors or executive officers beneficially owns ZOOZ ordinary shares and/or ZOOZ ordinary shares underlying options, RSUs or warrants amounting to 1% or more of the outstanding ZOOZ ordinary shares as of March 20, 2026. All numbers quoted in the table are inclusive of options, RSUs and warrants to purchase shares that are exercisable within 60 days after March 20, 2026. The ZOOZ ordinary shares that may be issued under these options, RSUs and warrants are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 162,022,482 ordinary shares outstanding as of March 20, 2026(2).

Name	Number of Ordinary Shares Beneficially Owned(3)	Percentage of Outstanding Ordinary Shares Beneficially Owned
Avi Cohen(4)	137,281	0.08%
Jordan Fried(5)	3,000,000	1.85%
Christine Y. Zhao	-	-
Todd Thomson(6)	100,000	0.06%
Alberto Franco	500,000	0.31%
Jonas Grossman(7)	5,920,350	3.65%
Ruth Smadja	27,303	0.02%
Ilan Ben David(8)	289,186	0.18%
All directors and executive officers as a group (8 persons)(9)	9,974,123	6.15%

(1)	Each option and RSU expires 10 years from the date of its grant.

(2)	Does not include 4,000,000 ZOOZ Earn Out Shares or warrants (including pre-funded warrants) issued in connection with the Private Placement.

(3)	Consists of 9,725,108 ZOOZ ordinary shares, RSUs and options to purchase 249,015 ZOOZ ordinary shares which are vested or shall become vested within 60 days of March 20, 2026.

(4)	ZOOZ ordinary shares and ZOOZ options. Includes options to purchase 107,390 ZOOZ ordinary shares, exercisable within 60 days of March 20, 2026.

(5)	ZOOZ ordinary shares held directly by Fried LLC. Jordan Fried has sole voting and dispositive power over the shares held by Fried LLC.

(6)	ZOOZ ordinary shares held directly by Headwaters Capital LLC. Todd Thomson has sole voting and dispositive power over the shares held by Headwaters Capital LLC.

(7)	ZOOZ ordinary shares held directly by Chardan. Each of Steven Urbach, Jonas Grossman and Scott Blakeman has voting and dispositive power over the shares held by Chardan.

(8)	ZOOZ ordinary shares and ZOOZ options. Includes options to purchase 114,322 ZOOZ ordinary shares, exercisable within 60 days of March 20, 2026.

(9)	Includes (i) a total of 9,725,108 ZOOZ ordinary shares held by directors and executive officers, and (ii) options and RSUs to purchase a total of 249,015 ZOOZ ordinary shares that are beneficially owned by directors and executive officers that are exercisable within 60 days of March 20, 2026, with the options having a weighted average exercise price of $8.7 per share and which expire between December, 2027 and December, 2034.

Share Incentive Plan

We currently maintain one active share incentive plan, which is our 2015 Plan. In addition to the discussion below, see Note 12 to our audited consolidated financial statements for the year ended December 31, 2025.

ZOOZ Strategy 2015 Incentive Compensation Plan

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

Eligibility. In accordance with the 2015 Plan and subject to applicable law, ZOOZ’s board of directors may grant options and RSUS that are not registered for trading to be exercised for ZOOZ ordinary shares, to employees, officers, directors, consultants and other selected service providers of ZOOZ or affiliated companies (the “Grantees”).

Grant of Options. Options shall be granted with no consideration and evidence by an option agreement. Each Grantee shall be required to execute, in addition to the option agreement, any and all other documents required by the Company or any affiliated company, whether before or after the grant of the options or RSUs.

Exercise Price. Each option may be exercised at an exercise price to be determined by ZOOZ’s board of directors or a committee thereof administering the 2015 Plan, which, unless otherwise determined, is generally the average closing price of the ZOOZ ordinary shares on the Nasdaq during the 30 trading days preceding the applicable date of grant.

Vesting Schedule. Unless otherwise determined by ZOOZ’s board of directors or a committee thereof administering the 2015 Plan, the options and RSUs shall vest over a four-year period as follows: 25% will vest one calendar year from the date of grant; and an additional 6.25% will vest each quarter thereafter for the next 36 months. In addition, the ZOOZ board of directors may determine that certain and/or all options or RSUs shall be accelerated upon a merger transaction of ZOOZ.

Expiration Date. The options and RSUs will expire ten years after the grant date, unless ZOOZ board of directors determines otherwise.

Exercise Period. Each option shall be exercisable from the date upon which it becomes vested until the expiration date of such option (subject to certain exceptions which may cause the prior expiration of options). In the event of a merger of ZOOZ with or into another corporation which ZOOZ is not the surviving entity, or the sale of all or substantially all the assets or the shares of ZOOZ other than to a wholly-owned subsidiary of the parent company or other than in the framework of a corporate reorganization, the surviving or the acquiring entity, as the case may be, or its respective parent company or subsidiary may either assume ZOOZ’s rights and obligations under outstanding options or RSUs or substitute the outstanding options or RSUs, as determined under the 2015 Plan.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2015 Plan, neither the awards nor any right in connection with such awards are assignable or transferable, made subject to attachment, lien or encumbrance of any kind, and the Grantee shall not grant with respect thereto any power of attorney or transfer deed, whether valid immediately or in the future. Following the exercise of vested options, the exercised shares shall be transferable in accordance with terms of the 2015 Plan.

Termination of Services. Any option or RSU granted in favor of any Grantee but not exercised by such Grantee within the exercise period and in strict accordance with the terms of the 2015 Plan, any applicable sub-plan and the applicable option agreement, shall, upon the lapse of the exercise period, immediately expire and terminate and become null and void. Upon the termination of a Grantee’s Service (as such term defined under the 2015 Plan), for any reason whatsoever, any options granted in favor of such Grantee which are not vested options, shall immediately expire and terminate and become null and void. Additionally, in the event of the termination of a Grantee’s Service for Cause (as such term defined under the 2015 Plan) (a) all of such Grantee’s vested options shall also, upon such termination for Cause, immediately expire and terminate and become null and void. Following termination of Grantee’s Service other than for Cause, the expiration date of such Grantee’s vested options shall be deemed the earlier of: (a) the expiration date of such vested options as was in effect immediately prior to such termination; or (b) 3 calendar months following the date of such termination or, if such termination is the result of death or disability of the Grantee, 12 calendar months from the date of such termination.

In addition to the CEO RSUs, the Chairman RSUs and RSUs granted to directors and officers listed in Item 6.A, as detailed under “Item 6.B. – Directors, Senior Management and Employees - Compensation”, during 2025, we granted options to purchase 7,500 ordinary shares to 2 Grantees (who are not office holders) and RSUs to purchase 40,000 to 2 Grantees (who are not office holders). As of March 20, 2026, 12,800 of such RSUs were vested.

As of December 31, 2025, options to purchase 635,694 ordinary shares and RSUs to purchase 24,566,602 ordinary shares at a weighted average exercise price of approximately $7.48 per share (with respect to options) and $0.000897 per share (with respect to RSUs) were outstanding under the 2015 Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth share ownership information as of March 20, 2026 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ZOOZ ordinary shares. The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include shares that may be acquired by any of the below entities upon the exercise of options, RSUs or warrants (including pre-funded warrants) known to us, that are either currently exercisable or will become exercisable within 60 days of March 20, 2026.

The shareholders listed below do not have any different voting rights from any of our other shareholders. The percentage of beneficial ownership is based upon 162,022,482 ZOOZ ordinary shares outstanding as of March 20, 2026.(1)

Beneficial Owner	Amount Owned	Percent of Class
Entities affiliated with Eugene Dozortsev (2)	13,886,331	8.57%
Entities affiliated with Arrington Capital(3)	10,500,000	6.48%
Kayana Capital LLC(4)	10,000,000	6.17%
Sixty Degree Capital Fund III, LP(5)	10,000,000	6.17%
Entities affiliated with Keyarch Global Sponsor Limited (6)	10,614,800	6.54%
Entities associated with Happy Walters(7)	8,927,070	5.51%

(1)	Does not include 4,000,000 ZOOZ Earn Out Shares nor any outstanding warrants (including pre-funded warrants).

(2)	The information presented in pursuant to a Schedule 13G filed with the SEC on February 17, 2026, by (i) Newtyn Management, LLC, a New York limited liability company (“Newtyn Management”) and (ii) Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”, and collectively with Newtyn Management, the “Newtyn Reporting Persons”). Newtyn Management is the investment manager to NTE, and Newtyn Partners, LP, a Delaware limited partnership (“NP”). As reported in the Schedule 13G, as of December 31, 2025, NTE held 8,720,616 ZOOZ ordinary shares and NP held 5,165,715 ZOOZ ordinary shares. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of December 31, 2025, Newtyn Management may be deemed to beneficially own the 13,886,331 ZOOZ ordinary shares held in the aggregate by NTE and NP. The address for the Newtyn Reporting Persons is 60 East 42nd Street, 12th Floor, New York, NY 10165. Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

(3)	To the Company’s knowledge based on investor’s participation in the Private Placement. Consists of (i) 10,000,000 ZOOZ ordinary shares issued in the Subsequent Private Placement to Arrington XRP Capital Fund, LP (“Arrington XRP”) and (ii) 500,000 ZOOZ ordinary shares issued in the Subsequent Private Placement to Arrington Capital Investment Management, LLC (“Arrington Capital”). J. Michael Arrington has sole voting and dispositive power over the shares held by Arrington XRP and Arrington Capital. The address of the principal place of business of Michael Arrington, Arrington XRP and Arrington Capital is 382 NE 191st St, Suite 52895, Miami, FL, 33179-3899.

(4)	To the Company’s knowledge based on investor’s participation in the Private Placement. John Michael Grzan has sole voting and dispositive power over the ZOOZ ordinary shares held by Kayana Capital LLC. The address of the principal place of business of John Michael Grzan and Kayana Capital LLC is 412 Dorado Beach East, Dorado, PR 00646.

(5)	To the Company’s knowledge based on investor’s participation in the Private Placement. Jian Guo has sole voting and dispositive power over the ZOOZ ordinary shares held by Sixty Degree Capital Fund III, LP. The address of the principal place of business of Jian Guo and Sixty Degree Capital Fund III, LP is 251 Consumers Road Suite 1100, Toronto, ON, M2J4R3.

(6)	The information presented includes (a) 2,614,800 ordinary shares, which are presented pursuant to a Schedule 13D filed with the SEC on April 11, 2024, and which include (i) 150,000 ZOOZ ordinary shares held by Fang Zheng, (ii) 2,219,550 ZOOZ ordinary shares held by Keyarch Global, and (iii) 245,250 ZOOZ ordinary shares issuable upon the exercise of the Private Warrants held by Keyarch Global. The Warrants are exercisable beginning 30 days after completion of the Business Combination, or May 4, 2024, until five years after such date, or May 4, 2029, and each Warrant is exercisable for one ZOOZ ordinary share at an exercise price of $11.50 per share. Mr. Fang Zheng is the majority shareholder of Keywise Global and therefore could be deemed to be the beneficial owner of all of the securities of ZOOZ held of record by Keywise Global. Mr. Fang Zheng disclaims any beneficial ownership of the reported shares held by Keywise Global other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 SPAC Earn Out Shares; and (b) 8,000,000 ordinary shares, which are held to the Company’s knowledge based on investor’s participation in the Subsequent Private Placement by Keywise Discovery Master Fund, a Cayman Island fund (“Keywise”). Mr. Fang Zheng has sole voting and dispositive power over the shares held by Keywise. The address of the principal place of business of Keywise is Room 3008-10, 30/F Cosco Tower, 183 Queen’s Road Central, Hong Kong.

(7)	To the Company’s knowledge based on investor’s participation in the Private Placement. Consists of (i) 1,999,364 ordinary shares issued to Blue Horizon Consulting LLC. Happy Walters has sole voting and dispositive power over the shares held by Blue Horizon Consulting LLC. The address of the principal place of business of Happy Walters and Blue Horizon Consulting LLC is 6 Carr. 696, Suite 4, Dorado, PR 00646, and (ii) 6,927,706 ordinary shares issued to the Sponsor. Happy Walters, the President of the Sponsor’s general partner, Moshe 143, LLC, a limited liability company formed under the laws of the Commonwealth of Puerto Rico, has sole voting and dispositive power over the shares held by the Sponsor. The principal place of business of the Sponsor is 6 Carr. 696, Suite 4, Dorado, PR 00646.

B. RELATED PARTY TRANSACTIONS

In addition to transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation,” certain transactions entered into with Keyarch Global in connection with the Business Combination prior to the Closing thereof (including the Keyarch Global Note), and other than certain transactions entered into with the Chardan in connection with the Private Placement prior to the Subsequent Closing thereof (including the Engagement Letter and Sales Agreement),the following material related party transactions and agreements were in effect in the period since January 1, 2025:

Registration Rights Agreement Amendment

In connection with the Business Combination, ZOOZ and certain equity holders of ZOOZ and certain equity holders of Keyarch are party to the Registration Rights Agreement and the Keyarch Registration Rights Agreement Amendment, providing such shareholders with customary demand registration rights and piggyback registration rights with respect to registration statements filed by ZOOZ after the Closing. Under the ZOOZ Lock-Up Agreement, the securityholders of ZOOZ party thereto (other than Keyarch Global) agreed not to transfer their ZOOZ ordinary shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing until the earlier of (x) the date that is 180 days after the date of the Closing, or (y) the date after the Closing on which ZOOZ consummates a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of ZOOZ’s shareholders having the right to exchange their ZOOZ ordinary shares for cash, securities or other property ZOOZ.

Purchase Order with SMYZE Intelligent Technology (Shanghai) Co., Ltd

On January 13, 2025, ZOOZ received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company incorporated under the laws of the People’s Republic of China controlled by Mr. Fang Zheng, who served at such time as a director of ZOOZ and the majority shareholder of Keyarch Global, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. Following the approval of ZOOZ’s audit committee and board of directors, ZOOZ shipped such system to SMYZE in February 2025.

Investments Made by Related Parties in the Private Placement

●	Keywise Discovery Master Fund – Keywise, invested $8 million in the Subsequent Private Placement. The general partner of Keywise is Keywise Capital Management, a Cayman Island company controlled by Mr. Fang Zheng, who also serves as the fund manager of Keywise. Mr. Zheng was one of our directors when the Private Placement was entered into (and at the closing of the Private Placement). For additional information regarding the holdings of entities affiliated with Keyarch Global, including Keywise and Mr. Zheng, see the table above under “Major Shareholders.”

●	Blue Horizon Consulting LLC, wholly-owned by Happy Walters, invested $4,000,000 in the Initial Private Placement. Mr. Walters is a partner of the Sponsor and has sole voting and dispositive power over the securities held by the Sponsor.

●	Jordan Fried, our Chief Executive Officer and a member of our board of directors, invested $3,000,000 in the Subsequent Private Placement.

●	Headwaters Capital LLC, where Todd Thomson is the managing member and has sole voting and dispositive power over the shares held by Headwaters Capital LLC, invested $100,000 in the Subsequent Private Placement.

●	Alberto Franco invested $500,000 in the Subsequent Private Placement.

The Sponsor Support and Rights Agreements

Contemporaneously with the execution of the Purchase Agreements, the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with the Sponsor, pursuant to which, among other things, the Sponsor agreed to provide services (the “Services”), prior to the Initial Purchase Agreement, services rendered relating to the Company’s consideration received in the Initial Purchase Agreement, and, following the Initial Purchase Agreement, services relating to the digital asset ecosystem, including bitcoin and related digital assets, developments in digital asset industries, the selection of third-party vendors with respect to asset management and related digital asset services and other strategic advice regarding the Company’s bitcoin treasury strategy.

In consideration of the Services (the “Equity Consideration”), the Company issued to the Sponsor a total of 6,927,706 ZOOZ ordinary shares.

The Sponsor is also entitled to receive, on a quarterly basis, an advisory fee equal to 0.125% of the value of the crypto-currency assets held by the Company, plus VAT (if applicable), as determined by the Sponsor in a commercially reasonable manner and in good faith by reference to Coinbase, or such other pricing source(s) as agreed between the Sponsor and the Company from time to time. On December 31, 2025, the Company made provision of $115,000 to the Sponsor.

Pursuant to the Sponsor Support Agreement, on September 29, 2025, the Company sold to the Sponsor 13,453,632 Units at a price per Unit of $0.01. Each “Unit” consisted of (i) one ZOOZ ordinary share and (ii) three warrants, each to purchase one ZOOZ ordinary share as further described below (the “Sponsor Warrants”).

The Sponsor Warrants, issued in three tranches, became exercisable on the Initial Exercise Date and may be exercised for five years from the Initial Exercise Date at an exercise price of $1.50, $2.00 and $3.00, respectively, per underlying ZOOZ ordinary share. In addition, the Company issued to the Sponsor a total of 6,525,926 pre-funded warrants, with an exercise price of $0.001 per warrant (the “Sponsor Pre-Funded Warrants”). The exercise price and number of ZOOZ ordinary shares issuable upon exercise of the Sponsor Warrants and Sponsor Pre-Funded Warrants are subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the ZOOZ ordinary shares. A holder may not exercise any portion of such holder’s Sponsor Warrants and/or Sponsor Pre-Funded Warrants to the extent that the holder would own more than 4.99% or 9.99% of our outstanding ZOOZ ordinary shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

The Company has also agreed that in the event of certain equity or equity-linked financings during the term of the Sponsor Support Agreement, the Sponsor shall be entitled to receive, in connection with such financing, grants of equity in the form of ZOOZ ordinary shares (or pre-funded warrants in lieu thereof) equal to 5% of the number of ZOOZ ordinary shares issued or issuable (i.e., whether as ZOOZ ordinary shares or other securities convertible, exchangeable or otherwise exercisable into ZOOZ ordinary shares) pursuant to such financing or otherwise since the last financing resulting in a grant of equity to the Sponsor.

To the extent the Company grants rights to have securities registered with the SEC to investors in the future during the term of the Sponsor Support Agreement, the Company has agreed that the Sponsor shall be granted the same rights and be subject to the same obligations and restrictions as such investors, and shall be made party to any applicable registration rights agreement entered into in connection with any such future financing. The Company has also agreed to use commercially reasonable efforts to register any securities sold to the Sponsor that are not otherwise required to be registered pursuant to a registration rights agreement by filing a resale registration statement on (or as promptly thereafter as practicable) each of May 15 and November 15 of each calendar year commencing in 2026, subject to certain conditions as provided in the Sponsor Support Agreement.

The Sponsor Support Agreement shall continue for an initial term of 10 years and will terminate as permitted therein.

In addition, the Company and the Sponsor also entered into a Sponsor Rights Agreement, which provides the Sponsor with certain director nomination rights and provides that the Sponsor shall be eligible to receive certain information from the Company, subject to the terms of a confidentiality agreement.

On September 29, 2025, the Company entered into an Amendment to the Sponsor Support Agreement with the Sponsor to, among other things, amend the terms of the issuance of the certain ZOOZ ordinary shares issued to the Sponsor thereunder and the lock-up period applicable thereunder.

Amended and Restated Sales Agreement and Offering of $1.0 Billion of Ordinary Shares

On July 29, 2025, the Company entered into the Sales Agreement with Chardan acting as sales agent, pursuant to which the Company could offer and sell, from time to time through Chardan, ZOOZ ordinary shares in “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the ZOOZ ordinary shares. Following shareholder approval, on September 19, 2025, Jonas Grossman was elected to serve as a member of our board of directors. Mr. Grossman is the Co-Founder and President of Chardan. On September 30, 2025, the Company entered into the A&R Sales Agreement with Chardan and Jett Capital (together with Chardan, the “Sales Agents” and each, individually, a “Sales Agent”), pursuant to which the Company could offer and sell, from time to time through the Sales Agents, ZOOZ ordinary shares in “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the ZOOZ ordinary shares. Due to Mr. Grossman’s role as a member of our board of directors, Chardan had a “conflict of interest” in the offering within the meaning of 5121 of FINRA and the offerings pursuant to the Sales Agreement were conducted in accordance with FINRA Rule 5121. Pursuant to the Sales Agreement, Jett Capital serves as a “qualified independent underwriter,” within the meaning of Financial Industry Regulatory Authority Rule 5121 in connection with such offerings.

On September 29, 2025, the Company filed a Registration Statement on Form F-3 (File 333-290571) with the SEC registering the sale of up to $1.0 billion of ZOOZ ordinary shares, debt securities, rights, warrants, units or any combination thereof which was declared effective on September 30, 2025 (the “September 2025 Registration Statement”). On September 30, 2025, the Company filed a prospectus supplement to the September 2025 Registration Statement pursuant to Rule 424(b) under the Securities Act, relating to the sale of up to $1.0 billion of ZOOZ ordinary shares from time to time pursuant to the Sales Agreement.

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

Share Repurchase Program

On November 3, 2025, we announced that our Board has approved the adoption of a share repurchase program to acquire up to $50 million of our outstanding ZOOZ ordinary shares, subject to meeting applicable regulatory requirements (the “Repurchase Program”). The Repurchase Program is for a 12-month period and allows us to repurchase our ordinary shares from time to time using a variety of methods, including open market purchases, negotiated transactions or otherwise, all subject to applicable law.

The Repurchase Program does not oblige us to acquire any particular number of ordinary shares, and the Repurchase Program may be suspended or discontinued at any time at the Company’s discretion.

As of December 31, 2025, we have not repurchased any ordinary shares under our Repurchase Program. As of March 20, 2026, we have repurchased an aggregate of 1,831,033 ordinary shares under our Repurchase Program, at a weighted average purchase price of $0.47 for aggregate consideration of $881,268. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares and public warrants began trading on The Nasdaq Capital Market on April 5, 2024, under the symbols “ZOOZ” and “ZOOZW”, respectively. Our ordinary shares have traded on the Tel Aviv Stock Exchange since March 2021 under the symbol “ZOOZ”.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares and public warrants began trading on The Nasdaq Capital Market on April 5, 2024. Our ordinary shares have traded on the Tel Aviv Stock Exchange since March 2021.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of the Articles as in effect as of the date of this Annual Report is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview – Material Agreements – Cooperation Agreement with the New York Power Authority”, “Item 4. Information on the Company - B. Business Overview – Material Agreements - The Business Combination Agreement and Related Agreements” and “Item 4. Information on the Company - B. Business Overview – Material Agreements – Standby Equity Purchase Agreement with Yorkville” and “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – The Sponsor Support and Rights Agreements”; and “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Amended and Restated Sales Agreement and Offering of $1.0 Billion of Ordinary Shares” for a discussion of our material contracts.

D. EXCHANGE CONTROLS

There are currently no exchange controls in effect in Israel that restrict the repatriation by non-residents of Israel in non-Israeli currency of any dividends, if any are declared and paid, and liquidation distributions or the Company’s ability to import and export capital, except that such limitations may exist with respect to shareholders with certain associations to countries which are enemies of the State of Israel or terrorist organizations under Israeli law, whether due to territorial designations under the Trading Ordinance or under Israeli targeted sanctions regulations administered further to the Combating Terrorism Law. ZOOZ is also subject to Israeli sanctions and counter-terrorism laws and regulations that may restrict or prohibit ZOOZ from transacting in crypto-assets where such activity involves persons, entities, digital wallets or transactions subject to Israeli sanctions or counter-terrorism measures, including those associated with restricted territories under the Trading Ordinance and the Combating Terrorism Law. The pseudonymous nature of crypto-assets increases the risk of inadvertent involvement with sanctioned persons or restricted jurisdictions, particularly when acquiring assets from unverified counterparties.

E. TAXATION

The following is a brief summary of certain material Israeli and U.S. federal income tax considerations concerning the ownership and disposition of our ordinary shares and public warrants by purchasers or holders of our ordinary shares or public warrants. Because parts of this discussion are based on new or existing tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be accepted by the tax or other authorities in question. The summary below does not address all of the tax consequences that may be relevant to all purchasers or holders of our ordinary shares or public warrants in light of each purchaser’s or holder’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares or public warrants should consult their own tax advisors as to U.S., Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares and public warrants. This discussion is not intended, nor should it be construed, as legal or professional tax advice and it is not exhaustive of all possible tax considerations. Each person should consult his, her or its own tax or legal advisor.

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

As of March 20, 2026, ZOOZ did not apply the new benefits under the Preferred Enterprise regime.

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

As of March 20, 2026, ZOOZ did not apply for a tax ruling from the ITA or implemented benefits under The Preferred Technological Enterprise regime.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of ZOOZ ordinary shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).

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

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2025). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares. With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% starting in 2018) will be imposed on the sale of our traded shares, unless contrary provisions in a relevant tax treaty applies.

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

Surtax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2024), which amount is linked to the Israeli consumer price index (such linkage is frozen for the years 2025-2027).

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

Certain Withholding Tax Consequences of the Business Combination

The Business Combination was a taxable event in Israel. Generally, the Keyarch shareholders, holders of Keyarch rights and holders of Keyarch warrants that are not residents of Israel should, under certain conditions, be entitled to an exemption from Israeli tax while those that are Israeli residents may be taxed on any capital gains resulting from the exchange of their Keyarch ordinary shares, the Keyarch Rights and/or the Keyarch warrants.

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

U.S. Federal Income Tax Considerations for U.S. Holders

General

The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares and public warrants (referred to below as our “securities”) by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold such securities as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or the IRS, the income tax treaty between the United States and Israel, or the Treaty and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ZOOZ securities as part of a “straddle,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ZOOZ securities as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own) directly, indirectly or through attribution 10% or more of the voting power or value of our ordinary shares or securities, corporations that accumulate earnings to avoid U.S. federal income tax, S-corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass-through entities, and investors in such pass-through entities, or persons who hold our ordinary shares in connection with a trade or business, permanent establishment or fixed place of business outside the United States, including a permanent establishment in Israel). This discussion relates only to U.S. federal income taxes and does not address any other taxes, including but not limited to, U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, the Medicare contribution tax on net investment income or the special tax accounting rules under Section 451(b) of the Code.

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

No ruling has been sought from the U.S. IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS will not take a contrary position or that a court will not sustain such a position in the event of a challenge.

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

Based on the composition of the income, assets and operations of ZOOZ and its subsidiaries ZOOZ believes that it was a PFIC for the tax year ending December 31, 2025.. ZOOZ has not determined whether ZOOZ may be a PFIC in the current taxable year or any future taxable year. However, the determination of whether or not we are a PFIC is a fact-intensive determination made annually after the end of the taxable year and the applicable law is subject to varying interpretations. For instance, the value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to continue to fluctuate. Accordingly, we cannot provide any assurance regarding, and our U.S. counsel expresses no opinion with respect to, our PFIC status for any taxable year. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS will not successfully challenge our position.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our securities, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the securities unless, in the case of our ordinary shares, we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If this election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC. Any gain recognized from such deemed sale will be taxed under the PFIC excess distribution regime, and any loss will not be recognized. The U.S. Holder’s tax basis in its ordinary shares will be increased by the amount of gain recognized, and the U.S. Holder’s holding period for its ordinary shares will start on the day after the last day of the last taxable year in which we qualified as a PFIC. After the deemed sale election, the U.S. Holder’s ordinary shares will not be treated as shares of a PFIC unless we subsequently become a PFIC. A deemed sale election is not available with respect to our public warrants.

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

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election for taxable years during which the U.S. Holder holds our ordinary shares and in which we are a PFIC. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income (i) the U.S. Holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income or (ii) the U.S. Holder’s pro rata share of the PFIC’s net capital gains as capital gain, regardless of whether such earnings or gain have in fact been distributed (and we do not presently plan to make any distributions), for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the U.S. Holder’s income. If a U.S. Holder has made a QEF election with respect to its ordinary shares, any gain or loss recognized by the U.S. Holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. Holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC. A QEF election is not available with respect to ZOOZ public warrants and there is significant uncertainty regarding the application of a QEF election to shares acquired pursuant to the exercise of a warrant. U.S. Holder’s holding our public warrants should consult a tax advisor regarding the PFIC implications of owning and exercising a public warrant.

Making a QEF election could result in material income inclusions if we are profitable, and U.S. Holders should consult their tax advisors regarding making QEF elections in their particular circumstances and with respect to their securities. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for our ordinary shares by making the election for the first year in which the U.S. Holder owns our ordinary shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a “purging election” with respect to our ordinary shares in connection with the U.S. Holder’s QEF election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s ordinary shares. It may not be possible to make and maintain a QEF election for the entire holding period of ordinary shares acquired pursuant to the exercise of a public warrant.

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

U.S. Holders should consult their tax advisors to determine whether any of the above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Each U.S. person (as defined in the Code) that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of our PFIC status on the ownership and disposition of our ordinary shares or public warrants, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares or public warrants and the IRS information reporting obligations with respect to the ownership and disposition of ordinary shares or public warrants of a PFIC.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, though effective March 18, 2026, our executive officers and directors are subject to reporting obligations specified in Section 16 of the Securities Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq Listing Rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

Our periodic filings are available on the SEC’s Website www.sec.gov from that date. You may read and copy any of our SEC filings, through the SEC’s EDGAR system available on the SEC’s website. Our SEC filings are also generally available to the public via the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and the TASE website at http://www.maya.tase.co.il.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various risks in relation to financial instruments. The main types of risks are the market price risk of bitcoin, foreign currency risk and interest rate risk. While we may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, we do not have foreign-exchange hedging contracts in place with respect to all currencies in which we do business.

Market Price Risk of Bitcoin.

We have used a significant portion of our cash, including cash generated from capital raising transactions, to acquire bitcoin. Bitcoin is a highly volatile asset that has traded below $77,000 for one bitcoin and above $125,000 for one bitcoin as reported on the Coinbase exchange during the period applicable to us in 2025, without regard to when we purchased any of our bitcoin (i.e., commencing as of September 28, 2025, the date on which we performed our first bitcoin purchase). A significant decrease in the price of bitcoin would have a material adverse effect on our earnings.

Credit Risk

For the year ended December 31, 2025, our main credit risk was that counterparties will not repay in full the accounts receivable based on the agreed terms. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by our board of directors. For the year ended December 31, 2024, our main credit risk was that counterparties will not repay in full the accounts receivable based on the agreed terms.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. We may also utilize the SEPA or the ATM Program (or any part thereof) in order to mitigate our liquidity risk.

Interest Rate Risk

As of December 31, 2025, we had approximately $27 million in cash. We mostly invest our cash surplus in short-term bank deposits. Since these investments typically carry fixed interest rate or yields, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our audited consolidated financial statements for the year ended December 31, 2025.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 2.6%, 3.2% and 3.0% in 2025, 2024, and 2023, respectively. The depreciation of the U.S. dollar against the NIS was 12.5% in 2025 and the appreciation of the U.S. dollar against the NIS was 0.6% and 3.1% in 2024 and 2023, respectively. For the year ended December 31, 2025, other comprehensive income attributable to foreign currency translation adjustments was $885 thousand, compared to $267 thousand for the year ended December 31, 2024.

For 2025, assuming a 10% devaluation of the U.S. dollar against the NIS, we would experience an increase in our net loss of approximately $0.8 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience a decrease in our net loss of approximately $0.7 million. A significant portion of our expenditures is employee compensation related. Salaries for Israel-based employees are paid in NIS The devaluation/appreciation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in U.S. dollars proportionally. Should Moody’s, S&P Global Ratings, Fitch Ratings or other financial rating firms change the Government of Israel’s foreign-currency and local-currency issuer ratings, this could have an impact on the value of our NIS denominated holdings. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025.

The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management of the Company, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation, as of the end of the period covered by this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective due to material weakness in the Company’s internal control over financial reporting described below.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as described in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Internal control over financial reporting is defined as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in our conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management, under the supervision and participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As disclosed previously, as of December 31, 2024, our management has concluded that we did not maintain effective internal control over financial reporting due to the following material weaknesses:

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

During 2025, our management, under the oversight of the Audit Committee of the Board of Directors, conducted a comprehensive reassessment of the Company’s risks and controls. This reassessment involved mapping relevant processes, design and maintenance of formal accounting policies, and identifying risks within critical processes. Additionally, we enhanced the professional knowledge and skills of financial personnel and increased the use of external advisors to strengthen the Company’s financial expertise and its ability to address complex accounting matters.

Management has concluded that the previously identified segregation of duties material weakness has been remediated by the finance team’s sustained focus throughout the year on maintaining appropriate segregation of duties within the operation of internal controls over financial reporting.

Regarding the material weakness associated with insufficient personnel possessing the requisite knowledge and experience in U.S. GAAP and SEC reporting requirements, the finance team continues to demonstrate substantive progress; however, additional resources are necessary to support the timely completion of internal controls to ensure the team is sufficiently equipped to address potential complex accounting matters that may arise from changes in the Company’s business structure or operating environment. Consequently, the Company has determined that this material weakness continues to remain un-remediated at this time.

Accordingly, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2025. Although this material weakness did not result in any material misstatements in the consolidated financial statements, it could give rise to a misstatement that may result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected.

Management’s Planned Remediation Activities

Based on the insights gained throughout 2025, management plans to implement the following remediation measures during 2026 to address the material weakness associated with insufficient personnel possessing the requisite knowledge and experience in U.S. GAAP and SEC reporting requirements: (i) mapping all regulatory obligations applicable to SEC-registered companies; (ii) quantifying the time, effort, and level of technical expertise required to formally document all SOX controls within the risk and control matrices for the Company’s material business processes; and (iii) evaluating areas within the finance function that require strengthened capabilities, enhanced technical knowledge, or additional resourcing. These activities will enable management to allocate appropriate internal or external resources to address the identified gaps and further strengthen internal control over financial reporting.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Christine Y. Zhao is an “audit committee financial experts” as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq. See “Item 6 – Directors, Senior Management and Employees – A. Directors and Senior Management” for a summary of Ms. Christine Y. Zhao’s relevant professional experience.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2025, and 2024, in thousands:

	2025	2024
Audit Fees	$210	$140
Audit Related Fees	$358	$13
Tax Fees	$10	$3
All Other Fees	$-	70
Total	$578	$156

“Audit Fees” include fees for the audit of our annual consolidated financial statements and review work. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit Related Fees” relate to services in connection with the Business Combination and the Private Placement.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of the Repurchase Program	Maximum number (or approximate dollar value) of ordinary shares that may yet be purchased under the Repurchase Program
December 1, 2025 – December 31, 2025	-	-	-	$50,000,000
January 1, 2026 – January 31, 2026	1,278,699	$0.49	1,278,699	$48,721,301
February 1, 2026 – February 28, 2026	552,334	$0.42	552,334	$48,168,967
March 1, 2026 – March 20, 2026	-	-	-	-
Total	1,831,033	$0.47	1,831,033	$48,168,967

All ordinary shares repurchased by the Company as detailed in the table above were repurchased pursuant to the Repurchase Program. The U.S. dollar amounts detailed in the table above do not include fees paid by the Company in connection with the operation and administration of the Repurchase Program. For additional information about the Repurchase Program, see “Item 8 – Consolidated Statements and Other Financial Information – Dividend Distribution Policy.”

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

Annual Meeting of Shareholders. Consistent with Israeli law, at annual meetings of shareholders we are not required to allow shareholders to discuss company affairs with management, which is different from annual shareholder meeting requirements under Nasdaq Rule 5620.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our insider trading policy, as amended as of the date of this Annual Report, is filed as an exhibit to this Form 20-F.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

Item 19. Exhibits.

Exhibit No.	Exhibit
1.	Amended and Restated Articles of the Registrant (incorporated herein by reference to Exhibit A to Exhibit 99.2 to the Registrant’s report on Form 6-K filed with the SEC on September 9, 2025 (File No. 001-42005).
2.1*	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1†	Business Combination Agreement, dated as of July 30, 2023, by and among Keyarch, ZOOZ and Merger Sub (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-4/A, File No. 333-277295, filed with the Securities and Exchange Commission on March 15, 2024 (the “F-4/A”).
4.2	Specimen Private Warrant Certificate of Keyarch (incorporated herein by reference to Exhibit 4.3 to Keyarch’s Registration Statement on Form S-1, File No. 333-261500, filed with the Securities and Exchange Commission on January 12, 2022).
4.3	Specimen Public Warrant Certificate of Keyarch (incorporated herein by reference to Exhibit 4.4 to Keyarch’s Registration Statement on Form S-1, File No. 333-261500, filed with the Securities and Exchange Commission on January 12, 2022).
4.4	Public Warrant Agreement, dated January 24, 2022, between Keyarch and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2022).
4.5	Private Warrant Agreement, dated January 24, 2022, between Keyarch and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.2 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2022).
4.6	Assignment, Assumption and Amendment to Public Warrant Agreement (incorporated herein by reference to exhibit 99.1 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2024).
4.7	Assignment, Assumption and Amendment to Private Warrant Agreement (incorporated herein by reference to exhibit 99.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2024).
4.8	Amended and Restated Registration Rights Agreement, dated April 4, 2024, among the Company, Keyarch, and the “Investor” parties thereto (incorporated herein by reference to Exhibit 4.5 to ZOOZ’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (File No. 001-42005).
4.9	2015 Incentive Compensation Plan (incorporated herein by reference to Exhibit 4.1 to ZOOZ’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (File No. 001-42005).
4.10	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.19 to the F-4/A).
4.11	Amended and Restated Compensation Policy (incorporated herein by reference to Exhibit A to Exhibit 99.2 to the Registrant’s report on Form 6-K filed with the SEC on October 16, 2025 (File No. 001-42005).
4.12†	Cooperation Agreement, dated September 12, 2022, between ZOOZ and the New York Power Authority (incorporated herein by reference to Exhibit 10.8 to the F-4/A).

4.13	Summary of Lease Agreement dated July 25, 2021, as amended, between ZOOZ and REIT 1 Ltd (incorporated herein by reference to Exhibit 10.10 to the F-4/A).
4.14	Keyarch Global Letter Agreement, dated as of July 30, 2023, by and among the Sponsor, Keyarch, and ZOOZ (incorporated by reference to Exhibit 10.6 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2023).
4.15	Amendment No. 1 to Keyarch Global Letter Agreement, dated as of February 9, 2024, by and among Keyarch Global, Keyarch, and ZOOZ (incorporated by reference to Exhibit 10.1 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024).
4.16	Form of Subscription Agreement by and among Keyarch, ZOOZ and the Subscribers party thereto (incorporated by reference to Exhibit 10.2 to Keyarch’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024).
4.17	Amendment No. 2 to Keyarch Global Letter Agreement, dated as of March 15, 2024, by and among Keyarch Global, Keyarch, and ZOOZ (incorporated by reference to Exhibit 10.21 to the F-4/A).
4.18	Form of Amendment No. 3 to Keyarch Global Letter Agreement, dated as of April 4, 2024, by and among Keyarch Global, Keyarch and ZOOZ (incorporated by reference to Exhibit 99.4 of the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2024).
4.19†	Standby Equity Purchase Agreement, dated November 11, 2024 between YA II PN Ltd. and the Company (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-284270) filed with the Securities and Exchange Commission on January 14, 2025).
4.20	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.21	Form of Ordinary Warrant (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.22	Form of Sponsor Warrant (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.23	Form of Sponsor Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.24	Form of Initial Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.25	Form of Subsequent Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 333-290638).
4.26	Ordinary Share and Pre-Funded Warrant Share Initial Registration Rights Agreement (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.27	Ordinary Warrant Share Initial Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.28	Subsequent Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.29	Sponsor Support Agreement (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.30	Amendment to Sponsor Support Agreement (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-3/A filed with the SEC on October 14, 2025 (File No. 333-290638).
4.31	Sponsor Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Registrant’s Form 6-K filed with the SEC on August 8, 2025 (File No. 001-42005).
4.32	Engagement Letter, as amended (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-3/A filed with the SEC on October 14, 2025 (File No. 333-290638).
4.33	A&R Sales Agreement, dated September 30, 2025, by and among the Registrant, Chardan Capital Markets LLC and Jett Capital Advisors, LLC (incorporated herein by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K filed with the SEC on September 30, 2025 (File No. 001-42005).
8.1*	Subsidiaries of the Registrant.
11(b)*	Insider Trading Policy.
12.1*	Certification by Principal Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
12.2*	Certification by Principal Financial Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
13.1*	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.
97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to ZOOZ’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (File No. 001-42005).
101*	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document with Embedded Linkbase Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
†	Schedules to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZOOZ STRATEGY LTD.

By:	/s/ Jordan Fried
Name:	Jordan Fried
Title:	Chief Executive Officer

Date: March 27, 2026

ZOOZ STRATEGY LTD

2025 ANNUAL REPORT

F-1

ZOOZ STRATEGY LTD

2025 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ZOOZ Strategy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZOOZ Strategy Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Kesselman & Kesselman
Jerusalem, Israel	Certified Public Accountants (Isr.)
March 27, 2026	A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2018.

Kesselman & Kesselman, RAD Tower, 16 Hartom Street, Jerusalem 9777516, Israel, P.O Box 45192,

Har Hotzvim, Jerusalem 91450, Telephone: +972 -2 -5148200, Fax: +972 -2- 5418201, www.pwc.com/il

ZOOZ STRATEGY LTD

CONSOLIDATED BALANCE SHEETS

	December 31
	2025	2024
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	27,028	7,532
Restricted bank deposits	39	34
Prepaid expenses	571	370
Other current assets	1,264	397
Inventory	-	2,320
TOTAL CURRENT ASSETS	28,902	10,653

NON-CURRENT ASSETS:
Restricted bank deposits	221	192
Prepaid expenses	799	91
Digital assets	91,628	-
Operating lease right of use assets	726	974
Property and equipment, net	289	927
TOTAL NON-CURRENT ASSETS	93,663	2,184
TOTAL ASSETS	122,565	12,837

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable	178	297
Other payables and accrued expenses	2,161	870
Short-term employee benefits	302	668
Promissory note	-	890
Promissory note - Related party	-	2,151
Current maturities of operating lease liabilities	292	314
TOTAL CURRENT LIABILITIES	2,933	5,190

NON-CURRENT LIABILITIES:
Warrants liability	-	331
Operating lease liabilities	432	598
TOTAL NON-CURRENT LIABILITIES	432	929

TOTAL LIABILITIES	3,365	6,119

COMMITMENTS AND CONTINGENCIES (Note 10)

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.00286 par value - Authorized: 1,000,000,000 shares on December 31, 2025, and 34,973,575 at December 31 2024; Issued and outstanding: 161,995,282 shares on December 31, 2025, and 12,105,496 at December 31, 2024	139	10
Additional paid-in capital	234,083	67,026
Accumulated other comprehensive loss	(1,262)	(2,147)
Accumulated deficit	(113,760)	(58,171)
TOTAL EQUITY	119,200	6,718
TOTAL LIABILITIES AND EQUITY	122,565	12,837

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ STRATEGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2025	2024	2023

Revenue	247	1,041	764
Cost of revenue	3,111	1,527	1,869

Gross loss	(2,864)	(486)	(1,105)

Research and development, net	3,742	5,062	5,215
Sales and marketing	1,310	1,324	3,041
General and administrative	14,908	3,664	2,850
Unrealized loss on digital assets	30,307	-	-

Operating loss	(53,131)	(10,536)	(12,211)

Interest expenses	160	171	-
Other finance expenses (income), net	2,298	283	(456)
Net loss	(55,589)	(10,990)	(11,755)

Net loss per ordinary share attributable to shareholders - basic and diluted	(0.94)	(1.09)	(1.99)
Weighted average ordinary shares outstanding – basic and diluted	59,291	10,070	5,912

The accompanying notes are an integral part of the consolidated financial statements.

F-5

ZOOZ STRATEGY LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Net Loss	(55,589)	(10,990)	(11,755)

Other Comprehensive income (loss)
Reporting currency translation gain (loss)	885	267	(819)

Total other comprehensive income (loss)	885	267	(819)

Total comprehensive loss	(54,704)	(10,723)	(12,574)

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ STRATEGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Share capital			Accumulated
	Number of Shares	Amount	Additional paid-in capital	other comprehensive income (loss)	Accumulated loss	Total

BALANCE AS OF JANUARY 1, 2025	12,105,496	10	67,026	(2,147)	(58,171)	6,718
CHANGES IN 2025:
Public offering of shares, warrants and pre-funded warrants, net of issuance costs of $ 2,576	148,352,420	128	148,304	-	-	148,432
Classification of liability classified warrants to equity (Note 12)	-	-	6,692	-	-	6,692
Classification of liability classified public warrants to equity (Note 11)	-	-	1,062	-	-	1,062
Share-based compensation	-	-	6,701	-	-	6,701
Issuance of shares according to the SEPA, net of issuance costs of $ 13 (Note 12)	394,546	(*)	429	-	-	429
Issuance of shares according to the ATM, net of issuance costs of $ 120 (Note 12)	1,142,820	1	3,869	-	-	3,870
Net loss		-	-	-	(55,589)	(55,589)
Other comprehensive income		-	-	885	-	885
BALANCE AS OF DECEMBER 31, 2025	161,995,282	139	234,083	(1,262)	(113,760)	119,200

(*)	Represents less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ STRATEGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Share capital			Accumulated
	Number of Shares	Amount	Additional paid-in capital	other comprehensive income (loss)	Accumulated loss	Total

BALANCE AS OF JANUARY 1, 2024	5,912,223	5	58,780	(2,414)	(47,181)	9,190
CHANGES IN 2024:
Public offering of shares, net of issuance costs of $ 148	6,153,892	5	7,550		-	7,555
Classification of liability classified share-based compensation awards to equity (Note 13)	-	-	302	-	-	302
Share-based compensation	-	-	294	-	-	294
Issuance of shares according to the SEPA (Note 12)	39,381	(*)	100	-	-	100
Net loss	-	-	-	-	(10,990)	(10,990)
Other comprehensive income	-	-	-	267	-	267
BALANCE AS OF DECEMBER 31, 2024	12,105,496	10	67,026	(2,147)	(58,171)	6,718

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ STRATEGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Share capital			Accumulated
	Number of Shares	Amount	Additional paid-in capital	other comprehensive income (loss)	Accumulated loss	Total

BALANCE AS OF JANUARY 1, 2023	5,912,223	5	58,277	(1,595)	(35,426)	21,261
CHANGES IN 2023:
Share-based compensation	-	-	503	-	-	503
Net loss	-	-	-	-	(11,755)	(11,755)
Other comprehensive loss	-	-	-	(819)	-	(819)
BALANCE AS OF DECEMBER 31, 2023	5,912,223	5	58,780	(2,414)	(47,181)	9,190

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ STRATEGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(55,589)	(10,990)	(11,755)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	364	374	239
Unrealized loss on digital assets	30,307	-	-
Non-cash finance expenses (income), net	2,509	446	(206)
Net changes in operating lease assets and liabilities	87	(97)	(148)
Loss on property, plant and equipment disposals	453	-	-
Share-based compensation	6,701	369	(219)
Changes in operating assets and liabilities:
Prepaid expenses	(107)	(165)	(137)
Other assets	(1,450)	134	(26)
Inventory	2,479	847	(1,117)
Accounts payable	(156)	(232)	64
Other payables and accrued expenses	1,020	(500)	1,028
Short-term employee benefits	(402)	(114)	45

Net cash used in operating activities	(13,784)	(9,928)	(12,232)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Digital assets	(121,935)	-	-
Restricted deposits	-	226	(224)
Short term deposits	-	(3,500)	-
Decrease in short term deposits	-	3,500	-
Grants received for property, plant and equipment	-	-	250
Purchase of property and equipment	(93)	(67)	(1,365)

Net cash provided by (used in) investing activities	(122,028)	159	(1,339)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, warrants and pre-funded warrants	155,439	7,699	-
Issuance costs	(2,709)	(148)
Proceeds from issuance of promissory notes		2,870	-
Repayments of promissory notes	(929)
Repayments of promissory notes to related party	(2,271)
Proceeds from issuance of warrants liability	4,998	306	-

Net cash provided by financing activities	154,528	10,727	-

Effect of change in exchange on cash and cash equivalents balances in foreign currencies	814	128	(550)
Net change in cash and cash equivalents and restricted deposits	19,530	1,086	(14,121)
Cash and cash equivalents and restricted deposits at beginning of year	7,758	6,672	20,793
Cash and cash equivalents and restricted deposits at end of year	27,288	7,758	6,672

Supplemental disclosure of cash flow information
Non-cash activity:
Shares issued for SEPA financing	-	100	-
Lease liabilities arising from obtaining right-of-use assets	-	-	55
Modification of lease contract	-	116	-
Classification of inventory to property and equipment	-	-	195
Classification of property and equipment to inventory	-	342	-
Classification of liability classified share-based compensation awards to equity	-	302	-
Reclassification of liability classified public warrants to equity	7,754	-	-

The accompanying notes are an integral part of the consolidated financial statements.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 1 - GENERAL:

ZOOZ Strategy Ltd. (formerly – ZOOZ Power) (hereinafter - “the Company”), an Israeli Company, was incorporated and commenced operations in Israel on February 5, 2013. The offices of the Company are located at 4 Hamelacha St., Lod, Israel.

The Company operates as one operating segment focused on developing and marketing Flywheel-based power boosting and power management solutions. The system is based on kinetic storage using flywheels.

In July 2025 the Company adopted bitcoin as its primary treasury reserve asset on an ongoing basis. The Company continues to maintain its flywheel technology and related activities; however, the scale of such activities has decreased compared to prior periods.

On October 16, 2025, the Company changed its name from ZOOZ Power to ZOOZ Strategy.

In March 2021, the Company completed an initial public offering of shares and marketable warrants on the Tel Aviv Stock Exchange and became a public Company and started trading on that day.

In March 2022, the Company completed a public offering of shares and warrants. For more information see note 12.

In April 2024 the Company and Keyarch Acquisition Corporation, consummated their previously announced business combination agreement. The merger of Keyarch with Merger Sub resulted in the exchange of shares of Keyarch ordinary shares held by Keyarch shareholders for newly issued ZOOZ ordinary shares on a one-to-one basis. The merger was accounted for as a recapitalization; as such, any difference between the fair value of ZOOZ’s ordinary shares issued and the fair value of Keyarch’s identifiable net assets was recorded as additional paid-in capital.

In February 2024, Keyarch and the Company entered into subscription agreements with certain investors. Under the terms of the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, an aggregate of 1,300,000 Keyarch Class A ordinary shares for a purchase price of $10.00 per share, for gross proceeds of $13,000,000.

In March 2024, the extraordinary general meeting of the Company’s shareholders approved a reverse share split of the Company’s ordinary Shares, effective as of March 25, 2024, at a conversion ratio of 11.43720665. The Company accounted for the Reverse Stock Splits on a retroactive basis. As a result, all common stock, warrants, and options outstanding and exercisable for common stock, exercise prices and loss per share amounts have been adjusted, on a retroactive basis, to reflect such Reverse Stock Split.

On April 2024, ZOOZ issued promissory notes in favor of Keyarch and EarlyBirdCapital, for the principal amount of $2,030,000 and $840,000 respectively. The Notes mature on April 4, 2026, and accrue interest at an annual rate of 8%.

The promissory notes are measured at fair value using the effective interest rate method. The accrued interest recorded in 2025 and 2024 amounts to$160 thousand and $171 thousand, respectively. As of September 30, 2025, the Company has fully paid the notes in a total consideration of $3.2 million.

The Company’s shareholders as of April 2024 are entitled to additional contingent consideration of up to 4 million ordinary shares upon the Company’s achievement of the applicable earnout milestones, during five years commencing at the end of the full fiscal quarter following the Closing date. In the event the volume-weighted average price of ZOOZ ordinary shares (“VWAP”) exceeds $12, then 1 million Earnout Shares will be issuable (constituting 25% of the Earnout Shares). In addition, in the event the VWAP exceeds $16 for the Trading Period, then 1,400,000 Earnout Shares are issuable (constituting 35% of the Earnout Shares), and additionally, in the event VWAP exceeds $23 for the Trading Period, then 1,600,000 Earnout Shares are issuable (constituting 40% of the Earnout Shares). The earnout are indexed to the Company’s own stock and, accordingly, the earnout is classified within equity. As of the balance sheet date, the earn out milestones were not met.

In connection to the Business Combination, the Company’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024, and became a dual listed Company.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Following the Issuance of Earnout rights in April 2024, the company’s options and warrants conversion ratio has been adjusted, so each option or warrant will be exercisable to 1.18961 common shares.

As part of the transaction Keyarch’s warrants at an amount of 6,022,050 with a total fair value of $0.3 million were converted to the Company’s warrants and were recorded in the consolidated financial statements. For more information see Note 11.

The net proceeds received by the Company as part of the Merger Agreement Closing and the PIPE Financing totaled to $10.875 million; issuance costs of $ 148 thousand were recorded as a reduction to Shareholders’ Equity.

On July 29, 2025, the Company entered into securities purchase agreements with certain institutional and accredited investors for a private placement consisting of ordinary shares, pre-funded warrants, and warrants (the “Private Placement”).

Contemporaneously with the execution of the Private Placement s, the Company entered into a Sponsor Support and rights agreement with Forest Hill 18, LP, a Delaware limited partnership (the “Sponsor”), pursuant to which the Sponsor agreed to provide strategic advisory services to the Company in connection with the Private Placement.

In consideration for such services, the Company agreed to issue to the Sponsor a number of ZOOZ ordinary shares equal to 5% of the Company’s ordinary shares outstanding on a fully diluted, as-converted basis following the Closing. In addition, the Sponsor received pre-funded warrants and sponsor warrants issued in connection with the Private Placement.

The Sponsor is also entitled to receive a quarterly advisory fee for strategic advisory services to the Company in connection with its cryptocurrency treasury strategy equal to 0.125% of the value of the Company’s cryptocurrency assets.

Chardan Capital Markets LLC (“Chardan”) acted as placement agent in connection with the Private Placement. As compensation for its services, Chardan was entitled to a placement agent fee of approximately 7% of the gross proceeds, which was paid in securities.

Tranche 1

On July 31, 2025, the Company issued ordinary shares and warrants. In addition, the Company issued ordinary shares pre-funded warrants to the Sponsor and in connection with Tranche 1. The Company also issued ordinary shares and warrants to Chardan as a placement agent fee in connection with Tranche 1. Cash proceeds received from investors totaled approximately $5.0 million.

Tranche 2

Following shareholder approval, on September 30, 2025, the Company issued ordinary shares, pre-funded warrants. In addition, the Company issued ordinary shares, pre-funded warrants and warrants to the Sponsor in connection with Tranche 2. The Company also issued ordinary shares and pre-funded warrants to Chardan as a placement agent fee in connection with Tranche 2. Cash proceeds received from investors in Tranche 2 totaled approximately $151 million.

Cash proceeds received from investors totaled approximately $167 million, resulting in net proceeds of approximately $153 million, after deducting placement agent fees of approximately 7% of the gross proceeds, which was paid in securities and total issuance expenses recorded as deduction from share premium amounted to $2.58 million. For further details see note 12.

Certain securities issued in both Tranches were issued to the Sponsor to Chardan were not issued for cash consideration.

Certain investors elected to receive pre-funded warrants in lieu of ordinary shares in order to avoid exceeding applicable beneficial ownership limitations (generally 4.99% or 9.99%) of the Company’s outstanding ordinary shares immediately following the issuance.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

The Company intends to use the net proceeds primarily to support its cryptocurrency treasury strategy, including the accumulation of bitcoin, as well as to repay all of its outstanding promissory notes and for general corporate purposes. As of September 30, 2025, the Company has fully repaid the notes, with a total consideration of $3.2 million.

Operations in Israel

In October 2023, following terrorist attacks in southern Israel, the Israeli government declared war against Hamas and commenced a military campaign in the Gaza Strip (the “Swords of Iron” war). Since then, there have been additional hostilities along Israel’s borders and regional security escalations, including military actions involving Iran and related operations such as “Operation Rising Lion.” To date, the Company’s operations and financial results have not been materially affected by these events. However, as these developments are beyond the Company’s control, their continuation or escalation could adversely affect the Company’s operations in the future.

Liquidity

The Company incurred net losses for the years ended December 31, 2025, and December 31, 2024, in the amounts of $55,589 thousand and $10,990 thousand and generated negative cash flows from operating activities of $13,784 thousand and $9,928 thousand, respectively. The Company’s cash balance as of December 31, 2025, is $27,028 thousand.

The Company has historically financed its operations primarily through capital raising transactions. During 2025, the Company completed equity capital raising transactions, including private placements and at-the-market offerings, resulting in net proceeds of approximately $153 million.

The Company generated limited revenues from its ongoing operations in prior periods. In addition, during 2025 the Company adopted a treasury strategy pursuant to which a substantial portion of the funds raised was invested in bitcoin.

While the Company’s digital asset holdings are subject to market volatility and do not generate operating cash flows, management believes that the Company’s existing cash balances, together with its ability, if necessary, to utilize its liquid resources, including digital asset holdings to finance  its operating expenditures, will be sufficient to meet its anticipated operating and capital requirements for at least the twelve months following the date of issuance of these financial statements.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation of financial statements

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these financial statements, the most significant estimates relate to inventory net realizable value and valuation allowance of unrealized loss on digital assets.

Functional and Presentation Currency

Up to September 30, 2025, the functional currency of the Company’s financial statements was the New Israeli Shekel (“NIS”) and the presentation currency was the U.S. Dollar. Effective September 30, 2025, the Company changed its functional currency to the U.S. dollar from the NIS. Prior to this change, the Company’s presentation currency used in its consolidated financial statements was the U.S. Dollar ($), while translation differences from NIS were carried to “Other Comprehensive Income or Loss”.

The change in functional currency was based on management’s assessment that the U.S. dollar has become the primary economic environment in which the Company operates. This assessment considered several factors and changes in circumstances during 2025, including, among others: (i) the Company’s entry into the bitcoin treasury business; (ii) a shift in the Company’s cost structure, whereby a substantial portion of its expenses is denominated in U.S. dollars; (iii) the Company’s principal source of financing being derived from U.S. capital markets; and (iv) the Company’s budgeting and financial planning being conducted primarily in U.S. dollars. The change in functional currency was accounted for prospectively.

Upon the change in functional currency on September 30, 2025, 6,022,500 of the Company’s warrants which had strike prices denominated in US$ were reclassified as equity (Note 11). Determining the functional currency involved significant judgments to assess the primary economic environment in which the Company operates, including factors such as the currency of underlying transactions, the location of key operations, and the currency of expected cash flows.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data or active market data of similar or identical assets or liabilities.

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

The carrying amounts of other current assets, account payables, other payables and accrued expenses approximate fair value because of their generally short maturities.

Restricted short-term bank deposits

Restricted short-term bank deposits are deposits with a maturity of less than one year. The bank deposits are primarily invested in highly liquid deposits and used as a security for the Company’s lease agreements. Short-term bank deposits are denominated in NIS. The interest on the Company’s deposits is insignificant. As of December 31, 2025 and 2024, the Company had a lien on the Company’s bank deposits in respect of bank guarantees granted in order to secure its lease agreements. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

Restricted long-term bank deposits

Restricted long-term bank deposits are deposits with a maturity of more than one year. The bank deposits are primarily invested in highly liquid deposits and used as a security for the Company’s lease agreements. Long-term bank deposits are denominated in NIS. The interest on the Company’s deposits is insignificant. As of December 31, 2025, and 2024, the Company had a lien on the Company’s bank deposits in respect of bank guarantees granted in order to secure its lease agreements. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of Cash and cash equivalents, restricted short and long-term deposits and other receivables.

All the Company’s cash and cash equivalents and restricted short and long-term bank deposits are invested in banks within Israel. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying balance sheets exceed federally insured limits. The Company places its Cash and cash equivalents and deposits with financial institutions for which management believes there is limited credit loss exposure.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Digital Assets

We account for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at fair value.

We determine and record the fair value of our digital assets in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level I inputs). We determine the cost basis of our digital assets using the specific identification of each unit received. Realized and unrealized gains and losses are recorded within unrealized losses on digital assets, net in our consolidated statement of operations.

Inventory

Inventory consists of raw materials, work in process and finished products. Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow-moving and obsolescent items.

The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made when required to write down inventory to its market value. Cost of inventories is assigned as follows:

Raw materials - at cost of purchase represent the first in, first out method.

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

Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the long-lived asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, the Company recognizes an impairment loss, which is the excess of the carrying amount over the fair value of the asset, using the expected future discounted cash flows.

For the year ended December 31, 2025, the Company recognized an impairment of $453 thousand. For the years ended December 31, 2024, and 2023, the Company did not recognize an impairment loss on its long-lived assets.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Basic and diluted net loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, including fully vested RSUs and pre-funded warrants with token exercise price (“penny” warrants) and without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive ordinary shares outstanding for the period.

Potentially dilutive ordinary shares result from the assumed exercise of options, pre-funded warrants and warrants, using the “treasury stock” method. Moreover, the Earn-Out Shares are considered contingent issuable shares upon meeting certain share price thresholds, for which the Company assesses their occurrence at the end of each reporting period.

All share options, warrants, unvested RSUs and earnout shares rights were excluded from the calculation of diluted net loss per ordinary share because their effect would have been anti-dilutive for the years presented.

For the year ended December 31, 2025, the Company had 24,552,202 unvested RSUs, 635,694 options, 51,764,598 warrants and 4,000,000 earnout shares rights. For the year ended December 31, 2024, the Company had 1,112,617 options and 6,053,703 warrants and 4,000,000 earnout shares rights. These securities were not considered when calculating diluted loss per share since their effect is anti-dilutive.

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

Under certain collaborative arrangements, the Company has been reimbursed for a portion of its research and development expenses or participates in the cost-sharing of such research and development expenses. Such reimbursements and cost-sharing arrangements have been reflected as a reduction of research and development expenses in the Company’s statements of operations, as the Company does not consider performing research and development services for reimbursement to be a part of its ongoing major or central operations.

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

The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s contract includes one type of performance obligation, which is satisfied at a point in time. The Company recognizes revenue upon transfer of control of the system to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the system. The transfer of control over the system occurs when the company fulfills its performance obligations according to the agreed-upon terms of the contract with the customers. The Company does not provide a right of return. The Company provide to customers with a limited warranty assurance that the systems are in compliance with the applicable specifications at the time of delivery. Under the standard terms and conditions of sale, liability for certain failures of product during the stated warranty periods are limited to repair or replacement of defective items.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

During the reporting period, the company delivered one system in Israel. The company recognizes revenue related to the sale of the systems during the reporting period after completing its performance obligations.

Trade receivables are reduced by an allowance for current expected losses. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. As of December 31, 2025, the Company has collected all trade receivable balances. For the years ended December 31, 2025, and 2024 the Company had one customer and two customers, respectively, that exceeded 10% of our total revenue.

Research and development, net

Research and development costs are expensed to the statement of operations as incurred, net of government grants which represent participation in research and development.

Research and development expenses include costs directly attributable to the conduct of research and development programs, including payroll costs, lab expenses, materials, consumables, and consulting fees. All costs associated with research and development are expensed as incurred.

The Company receives royalty-bearing grants, which represents participation of the Israel Innovation Authority (hereafter “IIA”) and the BIRD Foundation (“BIRD”) in approved programs for research and development. At the time the grants were received, successful development of the related projects was not assured. As such, these grants are recognized as a reduction of research and development expenses as the related costs are incurred. For more information see note 17.

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

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Share-based compensation

The Company accounts for options granted to employees under the fair value recognition provision of ASC 718 “stock compensation”. Equity awards granted to employees and non-employees are accounted for using the grant date fair value method. The grant date fair value is determined as follows: for stock options with an exercise price, using the Black Scholes pricing model, for restricted stock units (“RSUs”) with service conditions, using on the grant date share price The fair value of stock-based payment transactions is recognized as expense over the requisite service period. Forfeitures are accounted for as they occur.

The Company’s employees and directors’ share-based payment awards are classified as equity awards, except for awards as described below. The grant date fair value of these share-based payment transactions is recognized as an expense over the requisite service period using an accelerated method, net of estimated forfeitures. The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule based on the multiple-option award approach. The Company accounts for its equity classified share-based payment awards to its advisors in a similar manner.

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

The Company uses the fair market value of the Company’s common stock on the date of grant to determine the fair value of cost of RSUs.

Liability classified share-based options

Certain share-based awards denominated in USD were classified as liability awards and remeasured at fair value at each reporting date, with changes recognized in compensation expense. On April 4, 2024, these awards were reclassified to equity. For further details see note 13.

Severance pay

Under Israeli law, the Company is required to pay a severance payment to its employees in Israel upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company makes ongoing deposits into its Israeli employee pension plans to fund their severance liabilities. For its employees who are employed under the Section 14 of the Severance Pay Law, 1963 (“Section 14”), the Company makes deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon termination. In addition, the related obligations and amounts deposited on behalf of the applicable employees for such obligations are not presented on the Company’s balance sheets, as the amounts funded are not under the control of management and the Company is legally released from the obligation to pay any severance payments to the employees once the required deposit amounts have been paid. For the years ended December 31, 2025, 2024 and 2023, severance pay expenses were $232 thousand, $291 thousand and $375 thousand, respectively.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Comprehensive loss

The Company complies with ASC 220, “Comprehensive Income,” which establishes rules for the reporting and display of comprehensive income (loss) and its components. The Company reports the financial impact of translating its financial statements from its functional currency to its reporting currency as a component of other comprehensive income (loss). As described above, following the change in the Company’s functional currency from ILS to USD, effective September 30, 2025, no additional foreign currency translation adjustments have been recorded in accumulated other comprehensive income, as such adjustments are not generated subsequent to the change in functional currency. The cumulative translation adjustment balance of $1.3 million in AOCI as of the date of the change in functional currency will remain permanently in equity.

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

Contingent Liabilities

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed. As of December 31, 2025, no contingent liabilities have been recognized.

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

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Under ASC 815-40, contracts that are not indexed to the Company’s own stock are classified as liabilities recorded at fair value.

Recently adopted accounting pronouncements:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires in-scope crypto assets (including the Company’s bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard. The Company adopted this guidance effective January 1, 2025, with the impact applied beginning with the Company’s first investment in crypto assets. See Note 3, Digital Assets, to the Consolidated Financial Statements, for further information.

Recently issued accounting pronouncements, not yet adopted:

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For the Company, the ASU is effective for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted

Note 3 – DIGITAL ASSETS:

The vast majority of the Company’s assets are concentrated in its bitcoin holdings. Bitcoin is a digital asset, which is a novel asset class that is subject to significant legal, commercial, regulatory and technical uncertainty. Holding bitcoin does not generate any cash flows and involves custodial fees and other costs. Additionally, the price of bitcoin has historically experienced significant price volatility, and a significant decrease in the price of bitcoin would adversely affect the Company’s financial condition and results of operations. The Company’s strategy of acquiring and holding bitcoin also exposes it to counterparty risks with respect to the custody of its bitcoin, cybersecurity risks, and other risks inherent to holding a digital asset.

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles—Goodwill and Other Company’s digital assets are initially recorded at cost. Bitcoin assets are measured at fair value as of each reporting period based on Level 1 inputs in the fair value hierarchy.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

The following table summarizes the Company’s digital asset holdings (in thousands, except number of bitcoins), as of:

	Year ended December 31
	2025	2024	2023
Outstanding at beginning of year	-	-	-
Additions (purchases)	121,935	-	-
Disposals	-	-	-
Losses recognized in earnings	(30,307)	-	-
Balance at end of year	91,628	-	-
Approximate number of bitcoins held	1,047	-	-

The following table summarizes the Company’s digital asset cost basis and unrealized loss on digital assets (in thousands) for the periods indicated:

	Year ended December 31
	2025	2024
Digital asset cost basis	121,935	-
Digital asset fair value	91,628	-
Unrealized loss on digital assets	30,307	-

Note 4 - CASH AND RESTRICTED DEPOSITS:

The following table provides a reconciliation of cash and restricted deposits reported on the balance sheets that sum to the same total amount as shown in the statements of cash flows:

	December 31
	2025	2024
	U.S. dollars in thousands
Cash and cash equivalents	27,028	7,532
Restricted deposits (1)	260	226
Total cash and restricted deposits shown in the statement of cash flows	27,288	7,758

(1)	As of December 31, 2025, and 2024, the Company’s restricted deposits consisted of bank deposits that were denominated in New Israeli Shekel. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as security for collateralizing the Company’s lease contracts.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 5 – OTHER CURRENT ASSETS:

	December 31
	2025	2024
	U.S. dollars in thousands
Institutions	266	148
Advances to suppliers	22	235
Escrow account (1)	773	-
Other	203	14
	1,264	397

(1)	The Company held investor funds in an escrow account related to an investor who did not meet the conditions of the PIPE transaction. In January 2026 these funds were fully returned to the investor.

Note 6 – INVENTORY:

	December 31
	2025	2024
	U.S. dollars in thousands
Raw materials	-	801
Work in process	-	647
Finished goods	-	872
	-	2,320

The Company recorded an inventory write-off of $1,718 thousand, $508 thousand and $1,123 thousand in 2025, 2024 and 2023, respectively, which is presented within cost of revenue in the statement of operations. In addition, the Company recorded an inventory write off of $1,170 thousand, $0 thousand and $144 thousand in 2025, 2024 and 2023, respectively related to raw materials which are not expected to be used as the company does not actively market these systems and they are not expected to be recoverable. Inventory write-offs were recorded to reflect anticipated net realizable value on disposition of existing inventory assets.

Note 7 - PROPERTY AND EQUIPMENT:

	December 31
	2025	2024
	U.S. dollars in thousands

Cost:
Computers and peripheral equipment	348	313
Office furniture and equipment	168	169
Machines and equipment	123	656
Leasehold improvements	286	262
Energy Storage systems	-	389
	925	1,789

Accumulated depreciation:	(636)	(862)

Depreciated cost	289	927

For the years ended December 31, 2025, 2024 and 2023, depreciation expenses amounted to $364 thousand, $374 thousand and $239 thousand, respectively.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

As of December 31, 2025, the company recorded a loss of $453 thousand related to operational equipment. The expenses were recorded as general and administrative expenses.

Note 8 - OTHER PAYABLES AND ACCRUED EXPENSES:

	December 31
	2025	2024
	U.S. dollars in thousands
Accrued expenses	989	512
Grants in advance	141	87
Escrow payables	773	-
Others	258	271
	2,161	870

Note 9 - OPERATING LEASES:

The Company was party to two lease agreements for its facilities located in Israel. In November 2024, the Company exercised its option to extend the main lease agreement for an additional three-year period, which had been included in the lease term at the lease commencement date as it was reasonably certain to be exercised.

The Company previously had vehicle lease arrangements for employees in Israel, the last of which expired during the year.

The company had short term agreements for parking spaces for periods of up to 12 months. These short-term agreements expired during 2024.

The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease costs for the years ended December 31, 2025 ,2024 and 2023 were as follows:

	December 31
	2025	2024	2023
	U.S. dollars in thousands
Operating lease cost	395	360	781
Short term lease costs	-	2	18
Total lease costs	395	362	799

Cash flow and other information related to operating leases were as follows:

	December 31
	2025	2024	2023
	U.S. dollars in thousands
Cash paid for amounts included in the measurement of lease liabilities	455	470	443
Right-of-use assets obtained in exchange for new operating lease liabilities	-	-	108

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Other information related to operating leases were as follows:

	December 31,
	2025	2024	2023
Weighted-average remaining lease term - operating leases	1.8 years	2.7 years	3.9 years
Weighted-average discount rate	11.91%	12.00%	12.88%

The table below presents value of lease liabilities of the company for the lease period (USD thousands):

December 31, 2025
2026	425
2027	357
Total operating lease payments	782
Less: imputed interest	(58)
Present value of lease liabilities	724

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

Commitment to pay royalties to the Israel Innovation Authority and other participation grants

Since incorporation of the Company and through 2024, the Company received grants for participation in research and development from the IIA, BIRD and governments entities. In the case of project termination and/or unsuccessful development prior to having a mature product and beginning sales, the Company does not have any commitment to pay royalties. As a precondition for receiving the grants, the Company committed to pay royalties at a total of up to 16% of revenue from selling the products that were developed with participation of the IIA and other entities, and up to the amount of grants received, based on a letter of commitment entered with those entities.

Total contingent obligations as of December 31, 2025, and 2024, amounted to $2.5 million and $2.4 million, respectively.

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

These grants are recognized as a reduction of research and development expenses as the related costs are incurred. The amounts deducted from research and development expenses are $0.00, $0.02 million and $0.1 million for the years ended on December 31, 2025, 2024 and 2023, respectively.

Following to the Company’s commitment to pay royalties, and the sales incurred during 2025, 2024 and 2023, the Company recorded expenses of $0.02 million, $0.1 million and $0.1 million for royalties to the IIA and other governmental institutions in 2025, 2024 and 2023, respectively. The expenses were recorded as cost of revenue.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Engagement in collaborations agreements and pilot programs

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

The amounts deducted from sales and marketing expenses are $0 million, $0.3 million, and $0.2 million for the years ended on December 31, 2025, 2024 and 2023, respectively.

NOTE 11 - WARRANTS LIABILTY:

As part of the transaction mentioned in note 1, Keyarch’s warrants were converted to the Company’s warrants and recorded in the consolidated financial statements. The exercise price of the warrants is $11.5, and they will expire within five years following the Closing Date, April 4, 2024. Since the warrants’ exercise price was denominated in a currency other than the Company’s functional currency, the warrants were not considered indexed to the Company’s own stock and thus meet the definition of a financial liability. Accordingly, until September 30, 2025, the warrants were measured at fair value each reporting period, and changes in their fair value were recognized in the consolidated statement of operations as part of other finance expenses (income), net. The warrants were classified within level 1 in the fair value hierarchy and the fair value as of September 30, 2025, was $1,062 thousand. Due to the change in functional currency of the Company effective September 30, 2025, a total of 6,022,500 warrants were reclassified to equity.

Note 12 - EQUITY:

Each holder of the Company’s ordinary shares, par value NIS 0.00286 per share, is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and declared by the Company’s Board of Directors (the “Board”). Since inception, the Company has not declared any dividends.

In March 2022, the Company completed a financing round through a private placement and a public offering. As part of the public offering, the Company issued 352,276 units, each composed of 8.74 ordinary shares and 5.68 Series 3 options. The options will vest over a period of 3 years, with an exercise price of $9.1 (NIS 32) for one year period and $11.4 (NIS 41.2) for additional two-year period. In the private placement, the Company issued 42,735 units, each composed of 8.74 ordinary shares and 7.43 Series 3 options as well as 16,239 units, each composed of 8.74 ordinary shares and 5.68 Series 3 options. Gross issue proceeds were $29 million (NIS 96 million). Issuance costs amounted to USD 1.7 million (NIS 5.7 million), including NIS 0.5 million paid to an advisor through the allocation of shares and Series 3 options, were recognized as a deduction from additional paid-in capital.

In November 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with Yorkville Advisors Global, LP, under which the Company may sell up to $12.0 million of its ordinary shares over a two-year period, subject to customary conditions. Shares are sold at 97% of the market price, defined as the lowest daily VWAP during the three consecutive trading days following an Advance notice. The agreement includes customary limitations, including a 4.99% ownership cap for Yorkville and a 19.99% issuance limit within any 12-month period without shareholder approval.

In connection with SEPA, the Company issued 39,381 ordinary shares as an initial commitment fee of $100,000 and may pay an additional $100,000 deferred commitment fee in cash or shares upon receipt of the first $3.0 million in Advances.

The Company evaluated the put right under ASC 815-40 and determined it should be accounted for as a derivative liability measured at fair value (Level 2), with changes recognized in the statement of operations. The Put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of December 31, 2025.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

During 2025, the Company has sold and issued to Yorkville a total of 394,546 ordinary shares pursuant to Advances provided to Yorkville for an aggregate amount of $0.4 million, at a weighted average share price of $1.03 per share.

On July 29, 2025, the Company entered into securities purchase agreements with certain institutional and accredited investors for a Private Placement. The transaction closed in two tranches, on July 31, 2025, and September 30, 2025.

Tranche 1

On July 31, 2025, the Company issued 2,499,364 ordinary shares and 5,000,000 warrants at a purchase price of $2.00 per share. In addition, the Company issued 150,000 ordinary shares to the Sponsor and 1,525,926 pre-funded warrants to the Sponsor in connection with Tranche 1. The Company also issued 350,000 ordinary shares and 350,000 warrants to Chardan as a placement agent fee in connection with Tranche 1.

With respect to the warrants issued, those Warrants with an exercise price of $3.06 per ordinary share and are exercisable for cash for a period of five years from the date of issuance, July 31, 2025. The warrants contain customary anti-dilution adjustments for stock splits, stock dividends, recapitalizations and similar events and do not contain down-round price protection provisions.

In addition, the pre-funded warrants were issued to the Sponsor with an exercise price of $0.0001 per ordinary share. The pre-funded warrants do not expire and contain customary anti-dilution adjustments for stock splits, stock dividends, recapitalizations and similar events.

Certain instruments issued were classified as financial liabilities in accordance with ASC 815-40, as their exercise price was denominated in a currency different from the Company’s functional currency. Following the change in the Company’s functional currency on September 30, 2025, these instruments were reclassified to equity.

Tranche 2

Following shareholder approval, on September 30, 2025, the Company issued 133,005,000 ordinary shares, 18,000,000 pre-funded warrants, at a purchase price of $1.00 per share. In addition, the Company issued 6,777,706 ordinary shares, 5,000,000 pre-funded warrants and 40,360,895 warrants to the Sponsor in connection with Tranche 2. The Company also issued 5,570,350 ordinary shares and 5,000,000 pre-funded warrants to Chardan as a placement agent fee with connection with Tranche 2.

With respect to the warrants pre-funded warrants issued to investors and Chardan, each with an exercise price of $0.0001 per ordinary share. The pre-funded warrants do not expire.

In addition, the warrants were issued to the Sponsor, exercised in three tranches at exercise prices of $1.50, $2.00 and $3.00 per ordinary share, respectively. These warrants are exercisable for cash for a period of five years from the date they become exercisable, September 30, 2025, and contain customary anti-dilution adjustments for stock splits, stock dividends, recapitalizations and similar events and do not contain down-round price protection provisions.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

On July 29, 2025, the Company entered into a sales agreement with Chardan (which is acting as placement agent to the Company in connection with Private Placement) under which the Company may issue and sell ordinary shares from time to time through Chardan as sales agent. The Company may sell ordinary shares having an aggregate gross sales price of up to $10,950,000 Sales of ordinary shares, if any, will be made at market prices by any method that is deemed to be an “at the market offering”. During 2025 the Company sold 1,142,820 ordinary shares for an aggregate amount of $3.9 million, at a weighted average share price of $3.49 per share.

In September 2025, the Company entered into an amended and restated At-the-Market sales agreement with Chardan and Jett Capital, acting as sales agents, pursuant to which the Company may offer and sell ordinary shares from time to time under its effective shelf registration statement. Under the prospectus supplement dated September 30, 2025, the Company may offer and sell ordinary shares having an aggregate offering price of up to $1.0 billion.

In connection with the Private Placement, the Company’s Articles of Association were amended to increase the authorized share capital to 1,000,000,000 ordinary shares, as approved by the Company’s shareholders.

Note 13 - SHARE BASED COMPENSATION:

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

According to the 2015 Plan, the Company’s Board of Directors is permitted to grant employees, officers, directors, consultants and other senior service providers of the Company (as this term is defined by Section 102(a) to the Income Tax Ordinance) unlisted options and warrants that are exercisable into shares of the Company. The 2015 Plan is managed by the Company’s Board of Directors, or by a committee authorized by the Board. All shares that will arise from exercising the unlisted options grants to employees, consultants and officers under the 2015 Plan would be fully paid up on their date of allocation and, beginning on the date the Company becomes public, would be registered in the name of the Company.

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

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Equity classified awards

In January 2025, the Company granted 12,000 options (unlisted), exercisable into ordinary shares of the Company, to a service provider with whom the Company has no employment relationship for an exercise price of USD 2.86 per share.

In January 2025, the Company granted 7,500 options (unlisted), exercisable into ordinary shares of the Company, to employees, with whom the Company has employment relationships for an exercise price of USD 2.76 per share.

The value of benefit is measured on the grant date by reference to the fair value of the granted equity instruments, as described above. The fair value is calculated using the Black and Scholes formula, with the following assumptions:

	2025	2024	2023
Dividend yield	0%	0%	0%
Expected volatility	74%-85%	74%-97%	74%-76%
Risk-free interest rate	3.3%-3.9%	3.3%-5.8%	3.3%-3.9%
Expected term (years)	2-3 years	2-7 years	4-7 years
Exercise price (USD)	1.98-2.86	1.98-18.01	3.32-11.78

The following is summary information of equity classified options in 2025:

	Year ended December 31, 2025
		Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic
	Number	USD	years	Value
Outstanding at beginning of year	979,184	6.55	7.5	-
Granted	19,500	2.82	8.99	-
Forfeited	(447,924)	6.26	7.28	-
Outstanding at end of year	550,760	7.27	5.86	-
Exercisable at end of year	513,495	7.17	5.74	-

The weighted-average grant-date fair value of equity awards granted during the year was $2.

The following is information regarding exercise prices and remaining contractual lives of outstanding options at December 31, 2025:

December 31, 2025
Outstanding			Exercisable
Number of options outstanding	Exercise price range (USD)	Weighted average remaining contractual life	Number of options Exercisable	Exercise price range (USD)	Weighted average remaining contractual life
90,750	1.98	8.72	90,750	1.98	8.72
12,000	2.86	8.97	3,000	2.86	8.97
4,372	3.79	7.59	4,372	3.79	7.59
1,311	4.98	7.17	902	4.98	7.17
9,617	5.45	6.98	7,133	5.45	6.98
20,109	6.76	6.52	16,340	6.76	6.52
65,168	7.57	2.00	65,168	7.57	2.00
224,808	7.82	4.82	224,808	7.82	4.82
26,230	8.39	6.84	19,673	8.39	6.84
30,091	8.96	7.30	30,091	8.96	7.30
30,092	10.29	7.30	30,092	10.29	7.30
30,092	13.37	7.30	15,046	13.37	7.30
6,120	20.59	5.84	6,120	20.59	5.84
550,760	7.27	5.86	513,495	7.17	5.74

As of December 31, 2025, there is an unrecognized share-based compensation expense of $16 thousand related to outstanding equity awards, which is expected to be recognized over a weighted average remaining vesting period of 1.9 years.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

Restricted Stock Units

In September 2025, the Company granted 6,726,816 restricted stock units of the Company, to an officer who is a related party, with whom the Company has no employment relationship. The RSUs will vest over 4 years from the date of the grant - 25% each year.

In September 2025, the Company granted 13,453,632 restricted stock units of the Company to an officer who is a related party, with whom the Company has no employment relationship. The RSUs will vest over 4 years from the date of the grant - 25% each year.

In October 2025, the Company granted 40,000 restricted stock units of the Company to two directors, with whom the Company has no employment relationships. The restricted stock units will vest over 6 months from the date of the grant – 20% at the grant date and the remaining 80% will vast over the remaining 5 months, 16% each month.

In November 2025, the Company granted 961,538 restricted stock units of the Company to an officer who is a related party, with whom the Company has no employment relationship. The restricted stock units will vest over 1 year from the date of the grant.

In November 2025, the Company granted 3,384,616 restricted stock units of the Company, to four directors, with whom the Company has no employment relationships. The restricted stock units will vest over 1 year from the date of the grant.

The cost of RSUs granted is determined by using the fair market value of the Company’s common stock on the date of grant.

The following table summarizes the RSUs activity under the 2015 Plan as of December 31, 2025:

	units	Weighted average grant date fair value
Outstanding at beginning of year	-	-
Granted	24,566,602	1.85
Vested (*)	(14,400)	1.99
Forfeited	-	-
Outstanding at end of year	24,566,602	1.85

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

As of December 31, 2025, there was unrecognized compensation cost related to unvested equity classified RSUs of $38,809 thousand which is expected to be recognized as an expense on a straight-line basis over a weighted-average remaining vesting period of 3.6 years.

(*)	The vested RSUs as of December 31, 2025, were issued in 2026.

Liability classified awards

The options were classified as liabilities in accordance with ASC 718, as the exercise price is denominated in USD, that was not the Company’s functional currency and not the employees’ salary currency or the currency in which the employees are paid. Accordingly, the options were measured at fair value each reporting period, and changes in their fair value were recognized in the statements of operations. The fair value of the options as of the closing date, April 4, 2024, was evaluated using the Black-Scholes Option Pricing Model. Following the merger in April 2024, as detailed in note 1, given that the currency of the market in which the Company’s equity securities are traded, these awards were reclassified to equity. For the various scenarios modeled, volatility is based on companies in the industry by statistical analysis of a daily share pricing model. The risk-free interest rate assumption is based on observed interest rates appropriate for the period until the options expiration date.

The table below sets forth a summary of changes in the fair value of the options for periods through December 31, 2024:

	Number of options measured at fair value	Fair value (U.S. Dollars in thousands)
Balance at December 31, 2022	440,045	996
Effect of change in exchange rate		(30)
Changes in fair value	-	(734)
Balance at December 31, 2023	405,714	232
Effect of change in exchange rate		(4)
Changes in fair value	-	74
Reclassification of liability classified share-based compensation awards to equity	(401,794)	(302)
Balance at December 31, 2024	-	-

The following table summarizes assumptions used as of December 31, 2025, 2024 and 2023:

	2025	2024	2023
Expected dividend	-	-	0%
Expected volatility	-	-	81.2%-90.9%
Risk-free interest rate	-	-	4.97%-5.35%
Expected life (years)	-	-	2-4 years
Exercise price (USD)	-	-	4.57-15.67

●	The table below presents the expense (income) recognized in the financial statements of the Company in respect to share-based payment:

	Year ended December 31
	2025			2024
	Equity classified awards	Liability classified awards	Total expense	Equity classified awards	Liability classified awards	Total expense
Research and development expenses (income)	(18)	-	(18)	98	42	140
Sales and marketing expenses (income)	(35)	-	(35)	74	20	94
General and Administrative expenses (income)	6,754	-	6,754	122	13	135
	6,701	-	6,701	294	75	369

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Year ended December 31
	2023
	Equity classified awards	Liability classified awards	Total expense
Research and development expenses (income)	98	(440)	(342)
Sales and marketing expenses (income)	111	(171)	(60)
General and Administrative expenses (income)	294	(111)	183
	503	(722)	(219)

Note 14 - TAXES ON INCOME:

Tax rates

The Company is taxed under the laws of the State of Israel at a corporate tax rate of 23%. Capital gains of the Company are subject to the normal corporate tax rate beginning in the tax year.

Deferred Tax Assets and Liabilities

The Company’s deferred tax assets are as follows:

	December 31
	2025	2024
	U.S. dollars in thousands
Deferred Tax assets:
Net operating losses carryforward	16,566	11,163
Operating lease liabilities	167	210
Employee benefits	69	64
Inventory write off	664	277
Warrants liability	-	6
Unrealized loss on digital assets (*)	6,971	-
Research and development expenses	998	1,143
Issuance costs	209	11
Total deferred tax assets	25,644	12,874
Less deferred tax liabilities (related to right of use assets)	(167)	(224)
Deferred tax assets, net	25,477	12,650
Less valuation allowance for deferred tax assets	(25,477)	(12,650)
Deferred tax assets	-	-

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

	December 31
	2025	2024
	U.S. dollars in thousands
Valuation allowance at beginning of year	(12,650)	(9,792)
Changes in valuation allowance	(12,827)	(2,858)
Valuation allowance at end of year	(25,477)	(12,650)

(*)	The Company establishes a deferred tax asset if the fair market value of bitcoin at the reporting date is lower than the cost basis of the Company’s bitcoin holdings at such reporting date, and any subsequent increases or decreases in the fair market value of bitcoin increases or decreases the deferred tax asset. The Company has established a valuation allowance against the deferred tax asset as there is currently no expectation of taxable income from bitcoin or realization of gains. If the fair market value of bitcoin increases to the point where the fair market value exceeds the Company’s tax basis in bitcoin, the deferred tax asset reverses and a deferred tax liability for the unrealized gain would be recorded.

Deferred taxes were calculated using 23% tax rate as this represents the applicable corporate tax rate for the Company.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. The Company reassesses its valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future and as a result the Company recorded a full valuation allowance.

Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate of 0% results primarily from the changes in valuation allowance in respect of carried forward tax losses for tax purposes due to the uncertainty of the realization of such tax benefits.

Carryforward losses

Carryforward losses for tax purposes are NIS 230 million ($72 million) and NIS 177 million ($49 million) as of December 31, 2025, and 2024, respectively. Such carryforward losses have no expiration date.

Tax assessments

As prescribed by law, the statute of limitations on taxpayer self-assessments is four years after the end of the tax year in which the assessment is filed. Accordingly, self-assessments filed by the Company until and including 2019 are considered final.

Note 15 – SEGMENT INFORMATION:

The Company has one reportable operating segment, the “Flywheel,” which is engaged in developing and marketing Flywheel-based power boosting and power management solutions. The “Corporate & Other” category presented in the following tables is not considered an operating segment. It consists primarily of costs and expenses related to executing the Company’s bitcoin strategy and includes the unrealized loss on digital assets and other third-party costs associated with the Company’s bitcoin holdings.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who manages the entity on a consolidated basis. The CODM uses “net loss” to assess operating results of the flywheel business by comparing actual to budgeted results on a quarterly basis.

On July 31, 2025, the Company appointed a new Chief Executive Officer, resulting in a change in the Company’s CODM. As a result, the segment information regularly provided to the CODM changed, which also resulted in changes in the identification of significant segment expenses. Accordingly, the Company recast the corresponding segment information for prior periods to conform to the current-year presentation.

The following tables present the Company’s revenues and significant expenses regularly provided to the CODM, reconciled to net loss for the period presented. Total segment assets provided to the CODM are also disclosed in the tables below for the period presented.

	Year ended December 31, 2025
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands
Total revenues	247	-	247
Significant segment expenses
Inventory write-off	2,888	-	2,888
Research and development payroll	2,431	-	2,431
Research and development projects	354	-	354
Operating lease and maintenance	607	-	607
Professional Services	-	4,318	4,318
Directors Insurance	-	515	515
Investors relations expenses	-	1,019	1,019
Plant, property and equipment disposals	453	-	453
Share-based compensation expense	(29)	6,730	6,701
Unrealized loss on digital asset	-	30,307	30,307
Digital asset custody and sponsor fees	-	152	152
Other segment items(1)	3,699	2,392	6,091
Net loss	10,156	45,433	55,589

Total assets, as of December 31, 2025(2)	10,722	111,843	122,565

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Year ended December 31, 2024
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands
Total revenues	1,041	-	1,041
Significant segment expenses
Inventory write-off	457	-	457
Research and development payroll	2,955	-	2,955
Research and development projects	952	-	952
Operating lease and maintenance	647	-	647
Professional Services	-	1,520	1,520
Directors Insurance	-	734	734
Share-based compensation expense	286	83	369
Other segment items(1)	4,104	293	4,397
Net loss	8,360	2,630	10,990
Total assets, as of December 31, 2025(2)	12,473	364	12,837

	Year ended December 31, 2023
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands
Total revenues	764	-	764
Significant segment expenses
Inventory write-off	1,267	-	1,267
Research and development payroll	3,651	-	3,651
Research and development projects	1,085	-	1,085
Operating lease and maintenance	687	-	687
Professional Services	-	1,233	1,233
Directors Insurance	-	45	45
Share-based compensation expense	(425)	206	(219)
Other segment items(1)	5,240	(470)	4,770
Net loss	10,741	1,014	11,755
Total assets, as of December 31, 2025(2)	13,311	166	13,477

(1)	Other segment items for the Flywheel Business are primarily related to cost of revenue, payroll and other costs supporting the Company’s research and development activity, patents and certain expenses that are not easily allocatable to specific functions.

(2)	Flywheel Segment assets include all Company assets except digital assets, cash and cash equivalents, short term prepaid expenses and long-term prepaid expenses.

Note 16 - RELATED PARTIES TRANSACTIONS:

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Balances With Related Parties:
Promissory note	-	2,151	-
Transactions with Related Parties:
Advisory fees:
Digital assets advisory fees (1)	115	-	-
Finance expenses:
Interest expense related to Promissory note	160	121	-
Share-based compensation:
Research and development income, net	-	62	(163)
General and administrative expenses (2)	6,497	140	76

(1)	In connection with the Private Placement, the Sponsor (a related party) was entitled to advisory fees, including equity-based compensation consisting of ordinary shares, pre-funded warrants and sponsor warrants. See Note 12 for further details.

(2)	On July 31, 2025, the Company’s Board approved the appointment of a new Chief Executive Officer (the “New CEO”), effective July 31, 2025. The newly appointed CEO also joined the Company’s Board.

During the year ended December 31, 2025, the Company granted 13,453,632 RSUs to the New CEO.

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

The fair value of the RSUs that were granted during the year ended December 31, 2025, is $28,791 thousand, which is expected to be recognized over 4 years vesting period.

During the year ended December 31, 2024, the Company granted to the former CEO 275,000, at a weighted average exercise price of $1.98.

The fair value of the stock options granted during the year ended December 31, 2024, is $397 thousand. Following the departure of the former CEO during 2025, stock options with a total fair value of approximately $298 thousand were forfeited, and cumulative compensation expense of $99 thousand was recognized.

During the years ended December 31, 2023, no share-based payment awards were granted to the former CEO.

(3)	On January 2025, the Company received a purchase order from SMYZE Intelligent Technology (Shanghai) Co., Ltd, a private company controlled by Mr. Fang Zheng, who served at such time as a director of the Company and the majority shareholder of Keyarch Global, for the shipment of one ZOOZTER™-100 for demo purposes with an option to purchase such system at terms to be agreed on between the parties. The Company installed such system in September 2025.

(4)	Mr. Zheng is one of our directors, who as of December 31, 2025, holds approximately 2,369,550 Ordinary Shares of our issued and outstanding share capital (includes (i) 150,000 Ordinary Shares held by Fang Zheng, and (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited) and is also one of the Purchasers in the Private Placement.

Keywise Discovery Master Fund – Keywise, invested $8 million in the Private Placement. The general partner of Keywise is Keywise Capital Management, a Cayman Island company controlled by Mr. Fang Zheng, who also serves as the fund manager of Keywise.

NOTE 17 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Payroll and related expenses	2,413	3,095	3,308
Subcontractors	184	546	697
Materials	171	406	388
Operating lease expenses	350	252	208
Depreciation	268	300	211
Maintenance	117	135	223
Other	239	345	298
	3,742	5,079	5,333
Less – grants from governments and others	-	(17)	(118)
	3,742	5,062	5,215

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 18 – OTHER FINANCE EXPENSES (INCOME), NET:

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Interest on deposits	(70)	(205)	(265)
Foreign exchange losses (gain), net	(124)	323	(206)
Fair value adjustments of warrants liability	2,425	25	-
SEPA set up fees	-	100	-
Bank fees	27	15	15
Other	40	25	-
	2,298	283	(456)

NOTE 19 – SUBSEQUENT EVENTS

(1)	Between January 5, 2026, and February 12, 2026, the Company repurchased 1,831,033 of its ordinary shares pursuant to a Rule 10b5-1 Repurchase Plan. The total consideration paid for such repurchases amounted to $862,957. In addition, the Company incurred $18,310 of brokerage commissions directly attributable to the share repurchases.

(2)	As of March 20, 2026, the Company held approximately 1,047 bitcoins with an aggregate fair market value of $73.8 million (based on the market price of $70,500 thousand of one bitcoin as reported on the Coinbase exchange as of March 20, 2026.

